   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 6, 1997


                                                      REGISTRATION NO. 333-16275

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 3

                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          WATSON PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     NEVADA
                         (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      2834
                          (PRIMARY STANDARD INDUSTRIAL
                              CLASSIFICATION CODE)

                                   95-3872914
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                                311 BONNIE CIRCLE
                            CORONA, CALIFORNIA 91720
                                 (909) 270-1400
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                      INCLUDING AREA CODE, OF REGISTRANT'S
                          PRINCIPAL EXECUTIVE OFFICES)

                                ALLEN CHAO, PH.D.
                                  CHAIRMAN AND
                            CHIEF EXECUTIVE OFFICER
                                311 BONNIE CIRCLE
                            CORONA, CALIFORNIA 91720
                                 (909) 270-1400

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                 WITH COPIES TO

  MICHEL J. FELDMAN, ESQ.                         CATHRYN S. CHINN
     ARTHUR DON, ESQ.                              LAURA A. GORDON
     D'ANCONA & PFLAUM                            VENTURE LAW GROUP,
  30 NORTH LASALLE STREET                     A PROFESSIONAL CORPORATION
     CHICAGO, IL 60602                            2800 SAND HILL ROAD
                                                 MENLO PARK, CA 94025

               APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE
PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT AND THE EFFECTIVE TIME OF THE PROPOSED MERGER (THE "MERGER") OF OCLASSEN PHARMACEUTICALS, INC. ("OCLASSEN") WITH A SUBSIDIARY OF THE REGISTRANT, AS DESCRIBED IN THE AGREEMENT AND PLAN OF MERGER, DATED AS OF SEPTEMBER 25, 1996, AS AMENDED EFFECTIVE NOVEMBER 14, 1996 AND AS FURTHER AMENDED EFFECTIVE DECEMBER 31, 1996, ATTACHED AS APPENDIX A TO THE PROXY STATEMENT/PROSPECTUS FORMING A PART OF THIS REGISTRATION STATEMENT.

If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.


Based upon the maximum Average Closing Price (as defined herein) for shares of Watson Common Stock of $35.00 and the minimum Average Closing Price for shares of Watson Common Stock of $27.00 and the number of shares of Oclassen Common Stock and Oclassen Preferred Stock and Oclassen Options outstanding on December 31, 1996 and, assuming the conversion of all shares of Oclassen Preferred Stock into Oclassen Common Stock prior to the Effective Time, (a) the range of shares of Watson Common Stock that will be issued to Oclassen stockholders in exchange for each share of Oclassen Common Stock is a minimum of 0.3692 of a share and a maximum of 0.4785 of a share, or, assuming the full amount of the escrow fund established under the Merger Agreement is applied to satisfy claims for indemnification by Watson, 0.3415 of a share and 0.4426 of a share, respectively, and (b) the minimum and maximum number of shares of Watson Common Stock that will be issued in the Merger, on a fully-diluted basis, is 3,857,143 shares and 5,000,000 shares, respectively or, assuming the full amount of the escrow fund is applied to satisfy claims for indemnification by Watson, 3,608,768 and 4,678,094 shares, respectively. See "Summary -- The Merger -- Merger Consideration" in the Proxy Statement/Prospectus included in this Registration Statement.


          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                         OCLASSEN PHARMACEUTICALS, INC.
                                 100 PELICAN WAY
                          SAN RAFAEL, CALIFORNIA 94901


Dear Stockholder:
         You are cordially invited to attend a special meeting of the stockholders of Oclassen Pharmaceuticals, Inc., a Delaware corporation ("Oclassen"), to be held at 10:00 a.m. local time, on February 26, 1997, at the Embassy Suites, 101 McInnis Parkway, San Rafael, California (the "Special Meeting").


         At the Special Meeting, you will be asked to consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger dated as of September 25, 1996, as amended effective November 14, 1996 and as further amended effective December 31, 1996 (the "Merger Agreement") by and among Oclassen, Watson Pharmaceuticals, Inc., a Nevada corporation ("Watson"), and Opalacq Co., a Delaware corporation and wholly-owned subsidiary of Watson ("Watson Sub"), and to approve the merger (the "Merger") of Watson Sub with and into Oclassen pursuant to the Merger Agreement. As a result of the Merger, Oclassen will become a wholly-owned subsidiary of Watson and (a) each outstanding share of Oclassen Common Stock (assuming the voluntary conversion of all outstanding Oclassen Preferred Stock into Oclassen Common Stock prior to the effective time of the Merger) will be converted into and exchanged for a fraction of a share of Watson Common Stock (the "Exchange Ratio") and (b) each outstanding option to purchase Oclassen Common Stock (the "Oclassen Options") will be converted into an option to purchase shares of Watson Common Stock, appropriately adjusted to reflect the Exchange Ratio. Pursuant to the Merger Agreement, the holders of Oclassen Common Stock, Oclassen Preferred Stock and Oclassen Options will receive an aggregate of up to 5,000,000 shares of Watson Common Stock in the Merger. Based upon the number of outstanding shares of Watson Common Stock on January 20, 1997 and of Oclassen Common Stock (assuming the voluntary conversion of all outstanding shares of Oclassen Preferred Stock into shares of Oclassen Common Stock) on January 20, 1997, and assuming (i) no dissenting stockholders of Oclassen, (ii) no change in the average trading price of Watson Common Stock from the closing sale price on January 20, 1997 ($44.75 per share), and (iii) no issuance of shares of Watson Common Stock in connection with the Royce Merger (see "Information Concerning Watson -- Recent Developments"). Watson will have approximately 40,724,810 shares of Common Stock outstanding or reserved for issuance after the Merger, of which approximately 3,857,143 shares (or approximately 9.5%) will be issued or issuable to holders of Oclassen Common Stock, Oclassen Preferred Stock and holders of Oclassen Options in connection with the Merger. Seven and one-half percent (7.5%) of the shares of Watson Common Stock issuable in the Merger to holders of Oclassen Common Stock and Oclassen Preferred Stock will be deposited into an escrow fund to secure certain indemnification obligations of Oclassen, and approval of the Merger will also constitute approval of the establishment of the escrow fund.


         At the Special Meeting, you will also be asked to consider and vote on a proposal to approve an amendment to Oclassen's Amended and Restated Certificate of Incorporation in order to conform the language in Article Fourth, paragraph (D)5.(b) of such Amended and Restated Certificate of Incorporation (which addresses the method of valuation of any securities to be delivered to holders of Oclassen Common Stock and Oclassen Preferred Stock in a merger) to the method for valuing the Watson Common Stock to be issued in the Merger, as set forth in the Merger Agreement.

         Oclassen's Board of Directors believes that the Merger is fair to and in the best interests of Oclassen's stockholders. The Board has unanimously approved the Merger Agreement and the Merger and recommends that all Oclassen stockholders vote FOR approval and adoption of the Merger Agreement and approval of the Merger. Furthermore, Lehman Brothers, Oclassen's financial advisor, has rendered an opinion to the Board of Directors to the effect that, as of the date of such opinion, the consideration to be received by the stockholders of Oclassen in the Merger is fair, from a financial point of view, to such stockholders. The full text of such opinion is attached to the accompanying Proxy Statement/Prospectus as Appendix D and should be read carefully by stockholders.

         On November 8, 1996, a hearing was held pursuant to Section 25142 of the California Corporations Code to determine the fairness of the proposed issuance of Watson Common Stock to the stockholders of Oclassen. By order dated November 8, 1996, the California Corporations Commissioner determined that the terms and conditions of the Merger are fair and issued a permit approving the proposed issuance.

         Details of the proposed Merger and other important information concerning Oclassen and Watson are more fully described in the accompanying Proxy Statement/Prospectus. Please give this material your careful attention.

         The accompanying Proxy Statement/Prospectus complies with the requirement of Article FOURTH, paragraph (D)5. of the Amended and Restated Certificate of Incorporation of Oclassen that Oclassen give each holder of Oclassen Preferred Stock written notice of the impending Merger not later than 20 days prior to the stockholders' meeting called to approve such transaction.

         Whether or not you plan to attend the Special Meeting, please complete and date the accompanying proxy card and return it in the enclosed prepaid envelope. You may revoke your proxy in the manner described in the accompanying Proxy Statement/Prospectus at any time before it has been voted at the Special Meeting. If you attend the Special Meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                           Sincerely,


Glenn A. Oclassen                          Terry L. Johnson
Chairman of the Board of Directors         President and Chief Executive Officer

                         OCLASSEN PHARMACEUTICALS, INC.
                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD FEBRUARY 26, 1997

TO:  THE STOCKHOLDERS OF OCLASSEN PHARMACEUTICALS, INC.

         NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Oclassen Pharmaceuticals, Inc., a Delaware corporation ("Oclassen"), will be held at 10:00 a.m. local time, on February 26, 1997, at the Embassy Suites, 101 McInnis Parkway, San Rafael, California (the "Special Meeting"), to consider and vote upon the following proposals:


                  1. To approve and adopt the Agreement and Plan of Merger dated September 25, 1996, as amended effective November 14, 1996 and as further amended effective December 31, 1996 (the "Merger Agreement"), by and among Oclassen, Watson Pharmaceuticals, Inc., a Nevada corporation ("Watson"), and Opalacq Co., a Delaware corporation and wholly-owned subsidiary of Watson ("Watson Sub"), and to approve the merger (the "Merger") of Watson Sub with and into Oclassen pursuant to the Merger Agreement. As a result of the Merger, Oclassen will become a wholly-owned subsidiary of Watson and (a) each outstanding share of Oclassen Common Stock (assuming the voluntary conversion of all outstanding Oclassen Preferred Stock into Oclassen Common Stock prior to the effective time of the Merger) will be converted into and exchanged for a fraction of a share of Watson Common Stock (the "Exchange Ratio") and (b) each outstanding option to purchase Oclassen Common Stock (the "Oclassen Options") will be converted into an option to purchase shares of Watson Common Stock, appropriately adjusted to reflect the Exchange Ratio. Pursuant to the Merger Agreement, the holders of Oclassen Common Stock, Oclassen Preferred Stock and Oclassen Options will receive an aggregate of up to 5,000,000 shares of Watson Common Stock in the Merger, on a fully-diluted basis. Based upon the number of outstanding shares of Watson Common Stock on January 20, 1997 and of Oclassen Common Stock (assuming the voluntary conversion of all outstanding shares of Oclassen Preferred Stock into shares of Oclassen Common Stock) on January 20, 1997, and assuming (i) no dissenting stockholders of Oclassen, (ii) no change in the average trading price of Watson Common Stock from the closing sale price on January 20, 1997 ($44.75 per share) and (iii) no issuance of shares of Watson Common Stock in connection with the Royce Merger (see "Information Concerning Watson -- Recent Developments"), Watson will have approximately 40,724,810 shares of Common Stock outstanding or reserved for issuance after the Merger, of which approximately 3,857,143 shares (or approximately 9.5%) will be issued or issuable to holders of Oclassen Common Stock, Oclassen Preferred Stock and holders of Oclassen Options in connection with the Merger. Seven and one-half percent (7.5%) of the shares of Watson Common Stock issuable in the Merger to holders of Oclassen Common Stock and Oclassen Preferred Stock will be deposited into an escrow fund to secure certain indemnification obligations of Oclassen, and approval of the Merger will also constitute approval of the establishment of the escrow fund. A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement/Prospectus accompanying this Notice.


                  2. To approve an amendment to Oclassen's Amended and Restated Certificate of Incorporation in order to conform the language in Article FOURTH, paragraph (D)5.b of such Amended and Restated

         Certificate of Incorporation (which addresses the method of valuation of any securities to be delivered to holders of Oclassen Common Stock and Oclassen Preferred Stock in a merger) to the method for valuing the Watson Common Stock to be issued in the Merger, as set forth in the Merger Agreement.

                  3. To transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

         The Board of Directors has fixed the close of business on January 20, 1997 as the record date for the determination of the holders of Oclassen Common Stock and Oclassen Preferred Stock entitled to notice of, and to vote at, the Special Meeting. Accordingly, only stockholders of record at the close of business on such date are entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof.

         Details of the proposed Merger and other important information concerning Oclassen and Watson are more fully described in the accompanying Proxy Statement/Prospectus. Please give this material your careful attention.

         You may revoke your proxy in the manner described in the accompanying Proxy Statement/Prospectus at any time before it has been voted at the Special Meeting. Any stockholder attending the Special Meeting may vote in person, even if he or she has returned a proxy.

                                    By Order of the Board of Directors



                                    Craig W. Johnson
                                    Secretary
San Rafael, California
February 6, 1997

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED PROXY CARD. A RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE. ANY STOCKHOLDER ATTENDING THE SPECIAL MEETING MAY VOTE IN PERSON, EVEN IF HE OR SHE HAS RETURNED A PROXY.

                                 PROXY STATEMENT

                         OCLASSEN PHARMACEUTICALS, INC.

                                   PROSPECTUS

                          WATSON PHARMACEUTICALS, INC.
                    COMMON STOCK, PAR VALUE $0.0033 PER SHARE

                               GENERAL INFORMATION


          This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Board of Directors of Oclassen Pharmaceuticals, Inc., a Delaware corporation ("Oclassen"), for use in connection with a special meeting of the stockholders of Oclassen (the "Special Meeting"), which is to be held on February 26, 1997 at 10:00 a.m. local time, or any adjournments or postponements thereof. At the Special Meeting, among other things, the stockholders of Oclassen will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of September 25, 1996, as amended effective November 14, 1996, as further amended effective December 31, 1996 (the "Merger Agreement"), among Watson Pharmaceuticals, Inc., a Nevada corporation ("Watson"), Opalacq Co., a Delaware corporation and a wholly-owned subsidiary of Watson ("Watson Sub"), and Oclassen, pursuant to which Watson Sub would be merged with and into Oclassen (the "Merger"). As a result of the Merger, which is expected to be effective on or about February 27, 1997, Oclassen will become a wholly-owned subsidiary of Watson and, as consideration for the Merger, each outstanding share of Common Stock of Oclassen, par value $0.001 per share (the "Oclassen Common Stock") and Oclassen Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (the "Oclassen Preferred Stock") will be converted into shares of Common Stock, $0.0033 par value per share of Watson (the "Watson Common Stock"). Each share of outstanding capital stock of Watson Sub will be converted into and will become one share of Common Stock, $0.01 par value per share, of Oclassen, as the surviving corporation.



         The number of shares of Watson Common Stock to be received by the stockholders of Oclassen will be determined in accordance with the provisions of the Merger Agreement providing for calculation of the exchange ratio (the "Exchange Ratio"). The Exchange Ratio is calculated upon the basis of (A)(I) $135,000,000, less (II) the sum of the Preferred Payout (as defined in the Merger Agreement) for each series of Oclassen Preferred Stock outstanding at the Effective Time, multiplied by the number of shares of such series of Oclassen Preferred Stock and multiplied by the Average Closing Price; divided by (B) the aggregate number of shares of Oclassen Common Stock outstanding at the Effective Time (on a fully-diluted basis); and further divided by (C) the Average Closing Price. The Exchange Ratio will vary depending upon the Average Closing Price of Watson Common Stock. It is a condition to consummation of the Merger that at least 95% of the aggregate number of outstanding shares of Oclassen Preferred Stock shall have been voluntarily converted into shares of Oclassen Common
Stock prior to the Effective Time. To date, Oclassen has received voluntary elections to convert from stockholders holding 100% of the outstanding Oclassen Preferred Stock indicating that all of the outstanding Oclassen Preferred Stock will voluntarily convert into shares of Oclassen Common Stock prior to the Effective Time. Upon such conversion, (i) each share of Oclassen Preferred
Stock will be converted into one share of Oclassen Common Stock, (ii) all accrued and unpaid dividends on shares of Oclassen Preferred Stock will be forfeited and (iii) all of the preference payments that holders of Oclassen Preferred Stock would have received upon the consummation of the Merger will be forfeited. Assuming such conversion, the sum of the Preferred Payout in the calculation of the Exchange Ratio will be zero. The Exchange Ratio is subject to adjustment in the event of any stock split, stock dividend, reorganization, recapitalization or similar change with respect to the Watson Common Stock or the Oclassen Common Stock or Oclassen Preferred Stock occurring prior to the effective time of the Merger (the "Effective Time"), so that Oclassen stockholders will receive the same consideration originally contemplated by the terms of the Merger Agreement. Assuming an Average Closing Price for Watson Common Stock of between $27.00 and $35.00, the aggregate consideration to be received by Oclassen stockholders will be $135,000,000. If the Average Closing Price is above or below the collar range, the aggregate consideration to be received by Oclassen stockholders will be above or below $135,000,000. Based upon the maximum Average Closing Price for shares of Watson Common Stock of $35.00 and the minimum Average Closing Price for shares of Watson Common Stock of $27.00 and the number of shares of Oclassen Common Stock and Oclassen Preferred Stock and Oclassen Options outstanding on December 31, 1996, and assuming the conversion of all shares of Oclassen Preferred Stock into Oclassen Common Stock prior to the Effective Time, (a) the range of shares of Watson Common Stock that will be issued to Oclassen stockholders in exchange for each share of Oclassen Common Stock is a minimum of 0.3692 of a share and a maximum of 0.4785 of a share, or, assuming the full amount of the escrow fund established under the Merger Agreement is applied to satisfy claims for indemnification by Watson, 0.3415 of a share and 0.4426 of a share, respectively, and (b) the minimum and maximum number of shares of Watson Common Stock that will be issued in the Merger, on a fully-diluted basis, is 3,857,143 shares and 5,000,000 shares, respectively or, assuming the full amount of the escrow fund is applied to satisfy claims for indemnification by Watson, 3,608,768 and 4,678,094 shares, respectively. In the event that only 95% of the outstanding Oclassen Preferred Stock is converted into Oclassen Common Stock prior to the Merger, and assuming all such unconverted shares are shares of Series E Preferred Stock, the range of shares of Watson Common Stock that will be issued to Oclassen stockholders in exchange for each share of Oclassen Common Stock is a minimum of 0.3550 of a share and a maximum of 0.4601 of a share, or assuming the full amount of the escrow fund established under the Merger Agreement is applied to satisfy claims for indemnification by Watson, 0.3284 of a share and 0.4256 of a share, respectively. See "Summary -- The Merger -- Merger Consideration" for a description of the range of shares to be issued to the Oclassen stockholders, the applicable Exchange Ratios and the range of implied values per share of Oclassen Common Stock.


          Watson has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") covering the issuance of up to 5,000,000 shares of Watson Common Stock pursuant to the Merger. This Proxy Statement/Prospectus also constitutes the Prospectus of Watson with respect to the shares of Watson Common Stock to be issued pursuant to the Merger.

         FOR CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN EVALUATING THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE 23.

          This Proxy Statement/Prospectus and form of Proxy are first being mailed to Oclassen's stockholders on or about February 6, 1997.

THE SECURITIES TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS FEBRUARY 6, 1997.

                              AVAILABLE INFORMATION

          Watson is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and certain other information with the Commission. Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judicial Plaza, Washington, D.C. 20549 at prescribed rates. The shares of Watson Common Stock are listed on the Nasdaq National Market and, as such, the periodic reports, proxy statements and other information filed by Watson should be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1935 K Street, N.W., Washington, D.C. 20006. In addition, electronic copies of the Registration Statement and all related exhibits and schedules may be accessed on the World Wide Web via the Commission's EDGAR database at its website (http://www.sec.gov/edgarhp.htm).

          Watson has filed the Registration Statement with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Watson Common Stock to be issued in connection with the Merger. This Proxy Statement/Prospectus also constitutes the Prospectus of Watson filed as part of the Registration Statement. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Any statements contained herein or in any document incorporated by reference herein concerning the provisions of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or other document, each such statement being qualified in its entirety by such reference. The Registration Statement (and exhibits thereto) should be available for inspection at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above.

                       DOCUMENTS INCORPORATED BY REFERENCE

          THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS RELATING TO WATSON WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO WATSON (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, FROM WATSON, 311 BONNIE CIRCLE, CORONA, CALIFORNIA 91720, ATTENTION: JILL KETTINGER, INVESTOR RELATIONS COORDINATOR, TELEPHONE: (909) 270-1400. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE BY FEBRUARY 21, 1997. COPIES OF DOCUMENTS SO REQUESTED WILL BE SENT BY FIRST CLASS MAIL, POSTAGE PAID WITHIN ONE BUSINESS DAY OF THE RECEIPT OF SUCH REQUEST.

          The following Watson documents are incorporated by reference herein:
                  1. Annual Report on Form 10-K for the year ended December 31, 1995, as amended.

                  2. Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996 and September 30, 1996, as amended.

                  3. Current Reports on Form 8-K dated October 3, 1996 and January 9, 1997.

                  4. The description of the Watson Common Stock contained in its Registration Statement on Form 8-A dated April 3, 1992.

       All documents filed by Watson with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and shall be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein or contained in this Proxy Statement/Prospectus shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY FROM ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES MADE UNDER THIS PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WATSON OR OCLASSEN SINCE THE DATE OF THIS PROXY STATEMENT/PROSPECTUS OR THAT THE INFORMATION CONTAINED HEREIN OR THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN ARE CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              CAUTIONARY STATEMENT

         This Proxy Statement/Prospectus contains forward-looking statements regarding Watson within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act. Watson's actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth under "Risk Factors" and elsewhere in this Proxy Statement/Prospectus. The information in this Proxy Statement/Prospectus should be carefully considered before consenting to the exchange of Oclassen Common Stock and Oclassen Preferred Stock for Watson Common Stock in the Merger.

                                TABLE OF CONTENTS

SUMMARY   .......................................................................................................
          Watson  ...............................................................................................
          Oclassen...............................................................................................
          Special Meeting of Stockholders........................................................................
          Risk Factors...........................................................................................
          The Merger.............................................................................................
          Selected Historical Financial Data.....................................................................
          Watson/Oclassen Selected Unaudited Pro Forma Condensed Combined Financial Data.........................
          Comparative Per Share Data.............................................................................
          Comparative Market Data................................................................................
          Summary of Comparative Rights of Stockholders..........................................................

RISK FACTORS.....................................................................................................
          Integration of the Businesses..........................................................................
          Interests of Certain Persons in the Merger.............................................................
          Indemnification; Stockholder Agent.....................................................................
          No Control Over Oclassen...............................................................................
          Comparative Rights of Stockholders.....................................................................
          Conditions to the Merger...............................................................................
          No Control Over Joint Ventures.........................................................................
          Dependence upon New Product Introductions..............................................................
          Competition............................................................................................
          Government Regulation..................................................................................
          Dependence on Key Personnel............................................................................
          Future Acquisitions....................................................................................
          Potential Volatility of Stock Price and Absence of Dividends...........................................
          Fluctuations in Quarterly Operating Results............................................................
          Product Development....................................................................................
          Patents and Proprietary Rights.........................................................................
          Dependence on Certain Products.........................................................................
          Uncertainty of Royalty and Joint Venture Income........................................................
          Dependence on Certain Suppliers........................................................................
          Loss of Exclusive Rights to Market Certain Products....................................................
          Product Liability and Insurance........................................................................
          Certain Anti-takeover Provisions.......................................................................

THE SPECIAL MEETING..............................................................................................
          Date, Time and Place of the Special Meeting............................................................
          Purpose of the Special Meeting.........................................................................
          Record Date; Voting at the Meeting.....................................................................
          Quorum; Abstentions....................................................................................
          Vote Required..........................................................................................
          Voting; Revocability of Proxies........................................................................
          Solicitation of Proxies................................................................................

THE MERGER.......................................................................................................
          General ...............................................................................................
          Background of the Merger...............................................................................
          Watson's Reasons for the Merger; Advantages and Disadvantages of the Merger............................
          Oclassen's Reasons for the Merger; Advantages and Disadvantages of the Merger..........................
          Opinion of Watson's Financial Advisor..................................................................
          Opinion of Oclassen's Financial Advisor................................................................
          California Fairness Hearing............................................................................
          Recommendation of the Board of Directors of Oclassen...................................................
          Approval of the Board of Directors of Watson...........................................................
          Interests of Certain Persons in the Merger.............................................................
          Accounting Treatment...................................................................................
          Federal Income Tax Consequences........................................................................
          Regulatory Approval....................................................................................

          Resale Restrictions...................................................................................

THE MERGER AGREEMENT............................................................................................
          The Merger............................................................................................
          Exchange Procedures; Fractional Shares................................................................
          Representations and Warranties........................................................................
          Alternative Transactions..............................................................................
          Certain Covenants.....................................................................................
          Expenses..............................................................................................
          Benefit Plans.........................................................................................
          Bonus and 401(k) Plan.................................................................................
          Conditions............................................................................................
          Indemnification.......................................................................................
          The Stockholder Agent.................................................................................
          Termination...........................................................................................
          Modification and Waivers..............................................................................

DISSENTERS' RIGHTS..............................................................................................
          Oclassen Stockholders.................................................................................
          Watson Stockholders...................................................................................

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION....................................................

SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.......................................

INFORMATION REGARDING WATSON ...................................................................................
          Recent Developments...................................................................................

INFORMATION REGARDING OCLASSEN..................................................................................
          Background............................................................................................
          Marketed Products.....................................................................................
          Products Under Development............................................................................
          Product Development Capability........................................................................
          Sales and Marketing...................................................................................
          Manufacturing and Raw Materials.......................................................................
          Licenses, Patents, Trade Secrets and Non-Patent Exclusivity...........................................
          Competition...........................................................................................
          Government Regulation.................................................................................
          Employees.............................................................................................
          Properties............................................................................................
          Legal Proceedings.....................................................................................
          Directors and Executive Officers of Oclassen..........................................................
          Executive Compensation................................................................................
          Certain Relationships and Related Transactions........................................................

OCLASSEN SELECTED FINANCIAL DATA................................................................................

OCLASSEN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..................
          General...............................................................................................
          Results of Operations.................................................................................
          Liquidity and Capital Resources.......................................................................

SECURITY OWNERSHIP OF OCLASSEN AND PRINCIPAL STOCKHOLDERS.......................................................

OCLASSEN'S PROPOSAL TO AMEND ITS AMENDED AND RESTATED CERTIFICATE OF INCORPORATION..............................

COMPARATIVE RIGHTS OF STOCKHOLDERS..............................................................................
          Liability of Directors................................................................................
          Indemnification.......................................................................................
          Derivative Actions....................................................................................
          Distributions and Redemptions.........................................................................
          Stockholder Inspection of Books and Records...........................................................
          Dissenters' Rights....................................................................................
          Quorum for Stockholder Meetings.......................................................................
          Board Vacancies.......................................................................................
          Classified Board of Directors.........................................................................
          Number of Directors...................................................................................
          Loans to and Guarantees of Obligations of Officers and Employees......................................
          Exercise of Directors' and Officers' Powers...........................................................
          Cumulative Voting.....................................................................................
          Anti-Takeover Provisions..............................................................................

LEGAL MATTERS...................................................................................................

EXPERTS   ......................................................................................................

INDEX TO FINANCIAL STATEMENTS...................................................................................

APPENDICES
          APPENDIX A - Agreement and Plan of Merger dated as of September 25, 1996, as amended effective November 14, 1996 and December 31, 1996, among Watson Pharmaceuticals, Inc.,
                       Opalacq Co. and Oclassen Pharmaceuticals, Inc. ..........................................
          APPENDIX B - Certificate of Amendment of Amended and Restated Certificate of Incorporation of
                       Oclassen Pharmaceuticals, Inc. ..........................................................
          APPENDIX C - Fairness Opinion of Furman Selz LLC......................................................
          APPENDIX D - Fairness Opinion of Lehman Brothers......................................................
          APPENDIX E - Section 262 of the Delaware General Corporation Law......................................
          APPENDIX F - Text of Permit issued by the California Corporations Commissioner........................


                                     SUMMARY

          The following summary of certain information contained elsewhere in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the full text of such information, including the Appendices attached hereto. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus and the Appendices hereto. As used in this Proxy Statement/Prospectus, "Watson" refers to Watson Pharmaceuticals, Inc. and, unless the context otherwise requires, its subsidiaries, and "Oclassen" refers to Oclassen Pharmaceuticals, Inc. The information contained in this Proxy Statement/Prospectus with respect to Watson and its affiliates has been supplied by Watson, and the information with respect to Oclassen and its affiliates has been supplied by Oclassen. Certain capitalized terms which are used but not defined in this Summary are defined elsewhere in this Proxy Statement/Prospectus.

WATSON

          Watson develops, manufactures and markets a comprehensive array of off-patent pharmaceuticals, and develops proprietary pharmaceutical products. Watson pursues a balanced strategy of generating revenue through its long-established off-patent pharmaceuticals business, capitalizing on its proven capabilities to support the development of off-patent and proprietary products, and seeking opportunities to acquire businesses, technologies and products to broaden its technology platform. Watson's objective is to become a fully integrated pharmaceutical company, which (i) develops and markets off-patent pharmaceuticals and (ii) develops proprietary and off-patent products and markets such products worldwide through pharmaceutical companies, joint ventures and its own marketing efforts. To achieve this objective, Watson is pursuing a balanced strategy of generating revenue through its established off-patent pharmaceutical business and capitalizing on its proven research and development, manufacturing and regulatory capabilities to support the development of advanced proprietary products. Watson targets difficult-to-produce niche pharmaceuticals, thereby avoiding competition with traditional commodity-oriented off-patent pharmaceutical companies. Watson also regularly reviews potential opportunities to acquire or invest in technologies, products or product rights and businesses compatible with its existing business. See "Information Regarding Watson."

         In addition to the Merger, on December 24, 1996, Watson entered into a definitive Agreement and Plan of Merger with Royce Laboratories, Inc. ("Royce") (the "Royce Merger Agreement"), pursuant to which Royce will merge (the "Royce Merger") with and into a subsidiary of Watson created for purposes of the Royce Merger, with Royce surviving the Royce Merger as a wholly-owned subsidiary of Watson. It is intended that the Royce Merger will qualify as a pooling of interests for accounting purposes and a tax free reorganization for federal income tax purposes. See "Information Regarding Watson -- Recent Developments."

         Watson's principal executive offices are located at 311 Bonnie Circle, Corona, California 91720, and its telephone number is (909) 270-1400.

OCLASSEN

         Oclassen develops specialty prescription pharmaceuticals to prevent and treat skin diseases, and markets these products to dermatologists. Oclassen in-licenses pharmaceutical products, which have been developed beyond the initial discovery phase, from United States and foreign pharmaceutical companies and from universities and research institutions. Oclassen completes product formulation and any preclinical development, conducts clinical trials and brings products through the required regulatory approval process and into the market. Oclassen markets its products through its 60-person nationwide direct sales force to dermatologists. Oclassen believes that its in-licensing, development and marketing strategy reduces the time, risks and costs associated with product development and marketing. See "Information Regarding Oclassen."

         Oclassen's principal executive offices are located at 100 Pelican Way, San Rafael, California 94901, and its telephone number is (415) 258-4500.

SPECIAL MEETING OF STOCKHOLDERS


         This Proxy Statement/Prospectus relates to the special meeting of stockholders of Oclassen (the "Special Meeting"). At the Special Meeting, the stockholders of Oclassen will consider and vote on a proposal to approve and adopt the Merger Agreement and to approve the Merger. As a result of the Merger, Oclassen will become a wholly-owned subsidiary of Watson and (a) each outstanding share of Oclassen Common Stock (assuming the voluntary conversion of all outstanding Oclassen Preferred Stock into Oclassen Common Stock prior to the effective time of the Merger) will be converted into and exchanged for a fraction of a share of Watson Common Stock (the "Exchange Ratio") and (b) each outstanding option to purchase Oclassen Common Stock (the "Oclassen Options") will be converted into an option to purchase shares of Watson Common Stock, appropriately adjusted to reflect the Exchange Ratio. Pursuant to the Merger Agreement, the holders of Oclassen Common Stock, Oclassen Preferred Stock and Oclassen Options will receive an aggregate of up to 5,000,000 shares of Watson Common Stock in the Merger. Based upon the number of outstanding shares of Watson Common Stock on January 20, 1997 and of Oclassen Common Stock (assuming the voluntary conversion of all outstanding shares of Oclassen Preferred Stock into shares of Oclassen Common Stock) on January 20, 1997, and assuming (i) no dissenting stockholders of Oclassen, (ii) no change in the average trading price of Watson Common Stock from the closing sale price on January 20, 1997 ($44.75 per share), and (iii) no issuance of shares of Watson Common Stock in connection with the Royce Merger, Watson will have approximately 40,724,810 shares of Watson Common Stock outstanding or reserved for issuance after the Merger, of which approximately 3,857,143 shares (or approximately 9.5%) will be issued or issuable to holders of Oclassen Common Stock, Oclassen Preferred Stock and holders of Oclassen Options in connection with the Merger. Seven and one-half percent (7.5%) of the shares of Watson Common Stock issuable in the Merger to holders of Oclassen Common Stock and Oclassen Preferred Stock will be deposited into an escrow fund to secure certain indemnification obligations of Oclassen, and approval of the Merger will also constitute approval of the establishment of the escrow fund.


         At the Special Meeting, the stockholders of Oclassen will also consider and vote on a proposal to approve an amendment to Oclassen's Amended and Restated Certificate of Incorporation in order to conform the language in Article Fourth, paragraph (D)5.(b) of such Amended and Restated Certificate of Incorporation (which addresses the method of valuation of any securities to be delivered to holders of Oclassen Common Stock and Oclassen Preferred Stock in a merger) to the method for valuing the Watson Common Stock to be issued in the Merger, as set forth in the Merger Agreement.

         The Special Meeting will be held on February 26, 1997 at 10:00 a.m., local time, at the Embassy Suites, 101 McInnis Parkway, San Rafael, California. The Oclassen Board of Directors has fixed the close of business on January 20, 1997 as the record date for determining holders entitled to notice of and to vote at the Special Meeting (the "Record Date"). As of the Record Date, there were 1,868,318 shares of Oclassen Common Stock, 500,000 shares of Oclassen Series A Preferred Stock, 1,423,184 shares of Oclassen Series B Preferred Stock, 1,442,906 shares of Oclassen Series C Preferred Stock, 3,105,888 shares of Oclassen Series D Preferred Stock and 625,000 shares of Oclassen Series E Preferred Stock issued and outstanding and held by an aggregate of 257 stockholders of record. Holders of shares of Oclassen Common Stock are entitled to one vote per share, and holders of shares of Oclassen Preferred Stock are entitled to one vote per share at the Special Meeting. As of such date, directors and executive officers of Oclassen and their affiliates may be deemed to beneficially own 55.3% of the outstanding shares of Oclassen Common Stock and 4.3% of the outstanding shares of Oclassen Preferred Stock. Approval and adoption of the Merger Agreement and approval of the Merger requires the affirmative vote of (i) at least a majority of the outstanding shares of Oclassen Common Stock and Oclassen Preferred Stock voting together, (ii) at least a majority of the outstanding shares of Oclassen Series B Preferred Stock voting as a separate class, (iii) at least a majority of the outstanding shares of Oclassen Series C Preferred Stock voting as a separate class and (iv) at least a majority of the outstanding shares of Oclassen Series D Preferred Stock and Oclassen Series E Preferred Stock voting together as a single and separate class.

RISK FACTORS

          The decision by an Oclassen stockholder to approve the Merger Agreement and the Merger and to become a stockholder of Watson involves a number of risks including the risk that the combined company may experience difficulties in integration of the two businesses; that certain persons might have interests in the Merger that differ from the interests of an Oclassen stockholder; that the stockholders of Oclassen may be required to provide certain indemnification to Watson in connection with the Merger; that the stockholders of Oclassen will effectively relinquish direct control over the business of Oclassen; that the rights of Oclassen stockholders may differ as stockholders of a Nevada corporation; that there are certain conditions to the consummation of the Merger; Watson's lack of control over joint ventures pursuant to which it derives substantial revenue; Watson's and Oclassen's dependence upon new product introductions; the level of competition in the combined companies' industries; the extent of, and changes in, the level of government regulation; the dependence of the combined companies on certain key personnel; the possibility of future acquisitions and any problems attendant thereto; the potential volatility of the price of Watson's Common Stock and the absence of dividends; the fluctuations in quarterly earnings Watson has experienced and may continue to experience; the costs associated with product development and the uncertainty of returns; risks relating to any difficulty in obtaining patent or other intellectual property protection or the costs associated therewith; the dependence of the combined companies on certain customers and products; the uncertainty of royalty and joint venture income; the dependence of the combined companies on certain suppliers; the loss of exclusive rights to market certain products; the cost and availability of product liability insurance and the risks associated with any such liability action; and the existence of certain anti-takeover provisions under Nevada law.


THE MERGER

          Conversion of Securities. Upon consummation of the transactions contemplated by the Merger Agreement, (a) Watson Sub will be merged with and into Oclassen, with Oclassen surviving the Merger, (b) Oclassen will become a wholly-owned subsidiary of Watson, (c) each issued and outstanding share of Oclassen Common Stock and Oclassen Preferred Stock, other than shares as to which dissenters' rights are properly exercised, will be converted into shares of Watson Common Stock, subject to certain adjustments ,(d) the outstanding shares of Watson Common Stock will not be affected by the Merger and (e) all shares of Oclassen Common Stock or Oclassen Preferred Stock held by Oclassen in treasury or owned by Watson or any of its subsidiaries will be canceled and cease to exist. Fractional shares of Watson Common Stock will not be issued in connection with the Merger. A holder otherwise entitled to a fractional share will be paid cash in lieu of such fractional share. For a summary of the principal differences between the rights of holders of Oclassen Common Stock and Oclassen Preferred Stock, and Watson Common Stock, see "-- Summary of Comparative Rights of Stockholders" and "Comparative Rights of
Stockholders."

         Merger Consideration. The number of shares of Watson Common Stock to be issued by Watson in connection with the Merger will depend upon the average closing price of the Watson Common Stock over a 10-day period ending two days prior to the Closing Date (the "Average Closing Price"). The following table illustrates the number of shares of Watson Common Stock to be issued to Oclassen stockholders in connection with the Merger, the implied value thereof, the applicable Exchange Ratio and the implied value per share of Oclassen Common Stock (on a fully diluted basis, assuming the conversion of all shares of Oclassen Preferred Stock into Oclassen Common Stock prior to the Effective Time and assuming an Average Closing Price between $25.00 and $50.00). The following table also assumes that all shares to be held in escrow pursuant to the indemnification provisions of the Merger Agreement are subsequently released to the Oclassen stockholders.

                                                                                           Implied value
 Price of                  Number            Implied value                                  per share of
  Watson             of shares of Watson      of Oclassen              Exchange           Oclassen Common
Common Stock         Common Stock issued     Common Stock           Ratio (a) (b)              Stock(b)
-----------          -------------------     -------------          -------------          --------------
 $25.00                 5,000,000            $125,000,000              0.4785                   $11.96
  26.00                 5,000,000             130,000,000              0.4785                    12.44
  27.00                 5,000,000             135,000,000              0.4785                    12.92
  28.00                 4,821,429             135,000,000              0.4615                    12.92
  29.00                 4,655,172             135,000,000              0.4455                    12.92
  30.00                 4,500,000             135,000,000              0.4307                    12.92
  31.00                 4,354,839             135,000,000              0.4168                    12.92
  32.00                 4,218,750             135,000,000              0.4038                    12.92
  33.00                 4,090,909             135,000,000              0.3915                    12.92
  34.00                 3,970,588             135,000,000              0.3800                    12.92
  35.00                 3,857,143             135,000,000              0.3692                    12.92
  36.00                 3,857,143             138,857,148              0.3692                    13.29
  37.00                 3,857,143             142,714,291              0.3692                    13.66
  38.00                 3,857,143             146,571,434              0.3692                    14.03
  39.00                 3,857,143             150,428,577              0.3692                    14.40
  40.00                 3,857,143             154,285,720              0.3692                    14.77
  41.00                 3,857,143             158,142,863              0.3692                    15.14
  42.00                 3,857,143             162,000,006              0.3692                    15.50
  43.00                 3,857,143             165,857,149              0.3692                    15.87
  44.00                 3,857,143             169,714,292              0.3692                    16.24
  45.00                 3,857,143             173,571,435              0.3692                    16.61
  46.00                 3,857,143             177,428,578              0.3692                    16.98
  47.00                 3,857,143             181,285,721              0.3692                    17.35
  48.00                 3,857,143             185,142,864              0.3692                    17.72
  49.00                 3,857,143             189,000,007              0.3692                    18.09
  50.00                 3,857,143             192,857,150              0.3692                    18.46

(a) Represents the number of shares of Watson Common Stock to be issued in exchange for each share of Oclassen Common Stock.

(b) Based upon the total common and common equivalent shares of Oclassen Common Stock outstanding as of December 31, 1996, assuming conversion of all shares of Oclassen Preferred Stock into Oclassen Common Stock on a one-for-one basis, and exercise of all outstanding Oclassen Options, prior to the Effective Time.


          As set forth above, the Average Closing Price will be adjusted in the event of any stock split, stock dividend, reorganization, recapitalization or similar change with respect to the Watson Common Stock, the Oclassen Common Stock or the Oclassen Preferred Stock occurring prior to the Effective Time, so that Oclassen stockholders will receive the same consideration as originally contemplated by the terms of the Merger Agreement. No such event had occurred from September 25, 1996 through the date of this Proxy Statement/Prospectus and none is contemplated. If the Average Closing Price is less than $27.00, the Average Closing Price will be deemed to be $27.00 for purposes of calculating the Exchange Ratio. If the Average Closing Price is greater than $35.00, the Average Closing Price will be deemed to be $35.00 for purposes of calculating the Exchange Ratio. Neither Watson nor Oclassen has any right to terminate the Merger Agreement solely by reason of any change in the market price of Watson Common Stock. Because the actual number of shares of Watson Common Stock to be received by Oclassen stockholders is based upon a formula to be calculated at a time after the vote upon the Merger, Oclassen stockholders will not know the actual number of shares of Watson Common Stock they will receive in the Merger at the time of the stockholder vote. Current prices for the Watson Common Stock up to the Effective Time may be obtained free of charge by calling Oclassen's Investor Relations Department at 1-800-961-6610.


          By way of illustration, assuming an Average Closing Price of $35.00, and assuming the conversion of all shares of Oclassen Preferred Stock outstanding on December 31, 1996 into Oclassen Common Stock prior to the Effective Time, the holders of Oclassen Common Stock will be entitled to receive
0.3692 of a share of Watson Common Stock for each share of Oclassen Common Stock so held, or 3,857,143 shares in the aggregate, assuming no shares to be held in escrow pursuant to the indemnification provisions of the Merger Agreement are subsequently released. Because the Average Closing Price will be calculated immediately prior to the closing, the actual consideration to be paid to the Oclassen stockholders and the Exchange Ratio may differ from the example above. During the period from October 1, 1996 to February 4, 1997 the bid price of a share of Watson Common Stock has been as high as $46.00 and as low as $32.00. As of February 4, 1997, the closing price of a share of Watson Common Stock was $44.75. See "-- Escrow of Shares," and "The Merger Agreement -- Indemnification" and "-- The Stockholder Agent."



          Ownership of Watson after the Merger. Based upon the number of outstanding shares of Watson Common Stock on January 20, 1997 and of Oclassen Common Stock (assuming the voluntary conversion of all outstanding shares of Oclassen Preferred Stock into shares of Oclassen Common Stock) on January 20, 1997 and assuming (i) no dissenting stockholders of Oclassen, (ii) no change in the average trading price of Watson Common Stock from the closing sale price on January 20, 1997 ($44.75 per share), and (iii) no issuance of shares of Watson Common Stock in connection with the Royce Merger, immediately following the Merger, (a) the former holders of Oclassen Common Stock and Oclassen Preferred Stock will collectively hold approximately 9.5% of the issued and outstanding shares of Watson Common Stock; and (b) the persons who held Watson Common Stock immediately prior to the Merger will hold collectively approximately 90.5% of the issued and outstanding shares of Watson Common Stock.


          Reasons for the Merger; Advantages and Disadvantages of the Merger. The Boards of Directors of both Watson and Oclassen considered a number of potential advantages and disadvantages of the Merger. Watson's Board of Directors believes that the material advantages of the Merger to Watson and its stockholders are the effect on Watson's future estimated earnings per share, proprietary diversification, the creation of a diversified revenue base, an expanded product pipeline, the future development of a proprietary dermatology business, the acquisition of a proprietary product sales force, a talented management team for the combined company and the terms of the Merger. The Oclassen Board of Directors believes that the material advantages of the Merger to Oclassen and its stockholders are a diversified revenue base, an expanded product pipeline, stronger financial resources and enhanced access to capital, liquidity of the Oclassen stockholders, a talented management team for the combined company, enhanced ability to recruit and retain employees and the terms of the Merger, including the consideration to be received by the Oclassen stockholders.

          Each Board of Directors has recognized that there are potential disadvantages of the Merger, including potential disruption in the businesses of Oclassen and Watson following announcement of the Merger and during the combination of the operations of the two companies, risk of non-consummation of the Merger, risks of integration following the Merger and the possibility that the anticipated advantages of the Merger described above may not be realized. The Watson Board of Directors recognized that disadvantages of the Merger include the risk of overpayment of consideration otherwise justified based upon the current level of earnings of Oclassen, the risk that some or all of Oclassen's products currently in preclinical or clinical trials may not be approved by the FDA and potential disruption in Watson's business and/or employee base. The Oclassen Board of Directors also recognized that, as a result of the Merger, the Oclassen stockholders will lose the exclusive opportunity to develop and exploit Oclassen's current and potential products and will, as stockholders of Watson, bear the risks associated with the operation of the Watson business and the ownership of Watson Common Stock and will experience dilution. The Oclassen Board of Directors considered the volatility of the trading price of Watson Common Stock.

          Although the Board of Directors of each of Watson and Oclassen carefully considered the advantages and disadvantages of the Merger described above, the Boards of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific advantages and disadvantages considered. For a more complete discussion of the reasons for and disadvantages of the Merger, see "The Merger -- Watson's Reasons for the Merger; Advantages and Disadvantages of the Merger" and "The Merger -- Oclassen's Reasons for the Merger; Advantages and Disadvantages of the Merger."

          Approval of the Boards of Directors. THE BOARDS OF DIRECTORS OF WATSON AND OCLASSEN HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER. THE BOARD OF DIRECTORS OF OCLASSEN RECOMMENDS A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER BY OCLASSEN'S STOCKHOLDERS.

          At the time the Merger Agreement was approved, the Board of Directors of Watson believed that the terms of the Merger were fair to and in the best interests of Watson and its stockholders. In reaching its determination, the Board of Directors of Watson considered the Board's belief that the Merger will create a significantly stronger pharmaceutical business than either of the two companies experience operating independently and will reduce risks to which Watson would be subject as a stand-alone company; information concerning the financial performance, condition and business operations of Watson and Oclassen; the presentation of Furman Selz LLC ("Furman Selz"), Watson's financial advisor, made to Watson's Board at its meeting on September 24, 1996 and the opinion of Furman Selz to the effect that, as of September 20, 1996, the Merger was fair, from a financial point of view, to the Watson stockholders; the terms and conditions of the Merger and the Merger Agreement; the fact that the Merger will be accounted for as a pooling of interests; and the likelihood that the Merger will be consummated. For a more complete discussion of the factors considered by the Watson Board of Directors in determining to approve the Merger Agreement and the Merger, see "The Merger -- Watson's Reasons for the Merger; Advantages and Disadvantages of the Merger" and "The Merger -- Oclassen's Reasons for the Merger; Advantages and Disadvantages of the Merger" and "The Merger--Approval of the Board of Directors of Watson."

          At the time the Merger Agreement was approved, the Board of Directors of Oclassen believed that the terms of the Merger were fair to and in the best interests of Oclassen and its stockholders. In reaching its determination, the Board of Directors of Oclassen considered Oclassen's strategic alternatives; information concerning the financial performance, condition and business operations of Watson and Oclassen; the fairness opinion delivered by Lehman Brothers Inc. ("Lehman Brothers"), Oclassen's financial advisor; the existing trading market for Watson Common Stock and the liquidity provided to Oclassen's stockholders as a result of the Merger; the fact that the Merger would be a tax-free transaction accounted for as a pooling of interests; the opportunity for Oclassen's stockholders to continue to share in the potential for long-term gains from their investment in Oclassen through their ownership of Watson Common Stock following the Merger; the terms and conditions of the Merger; the likelihood that the Merger will be consummated; and the advantages and disadvantages of the Merger to Oclassen and its stockholders described above. For a more complete discussion of the factors considered by the Oclassen Board of Directors in determining to recommend approval and adoption of the Merger Agreement and approval of the Merger, see "The Merger -- Recommendation of the Board of Directors of Oclassen."

          Opinions of Financial Advisors. On September 24, 1996, Furman Selz delivered its written opinion (the "Furman Selz Opinion") to the Board of Directors of Watson to the effect that, as of September 20, 1996 and based upon and subject to certain considerations and assumptions, the Merger was fair, from a financial point of view, to Watson.

          Lehman Brothers acted as financial advisor to Oclassen in connection with the Merger and delivered its written opinion, dated September 25, 1996, to the Oclassen Board to the effect that, as of such date, the consideration to be offered to the stockholders of Oclassen in the Merger is fair to such stockholders from a financial point of view. Lehman Brothers' opinion is for the use and benefit of the Board of Directors of Oclassen and was rendered to the Oclassen Board in connection with its consideration of the Merger. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any stockholder of Oclassen as to how such stockholder should vote with respect to the Merger Agreement. The summary of the opinion of Lehman Brothers set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

          The full text of the written opinions of Furman Selz and Lehman Brothers are attached as Appendices C and D, respectively, to this Proxy Statement/Prospectus. Watson's and Oclassen's stockholders may read such opinions for discussions of the assumptions made, factors considered and limitations on the reviews undertaken by Furman Selz and Lehman Brothers, respectively, in rendering their opinions. See "The Merger -- Opinion of Watson's Financial Advisor," "-- Opinion of Oclassen's Financial Advisor" and Appendices C and D hereto.

          Fairness Hearing under California Law. On November 8, 1996, a hearing was held pursuant to Section 25142 of the California Corporations Code to determine the fairness of the proposed issuance of Watson Common Stock to the stockholders of Oclassen. By order dated November 8, 1996, the California Corporations Commissioner determined that the terms and conditions of the Merger are fair and issued a permit approving the proposed issuance. The text of the permit issued by the California Department of Corporations is attached hereto as Appendix F. However, this offering of Watson Common Stock is being made by registration upon the effectiveness of the Registration Statement and not by means of the Section 3(a)(10) or other exemption under the Securities Act. See "The Merger--California Fairness Hearing."

          Effective Time of the Merger. The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"), which certificate will be filed as promptly as practicable after the requisite stockholder approval has been obtained and all other conditions to the Merger have been satisfied or waived. Subject to the satisfaction or waiver of the other conditions to the obligations of Watson, Watson Sub and Oclassen to consummate the Merger, it is presently expected that the Merger will be consummated on February 27, 1997 or as soon thereafter as such other conditions are satisfied. See "The Merger Agreement--The Merger."

          Exchange of Oclassen Stock Certificates. Upon consummation of the Merger, each holder of a certificate or certificates representing shares of Oclassen Common Stock or Oclassen Preferred Stock ("Certificates") outstanding immediately prior to the Merger will, upon the surrender thereof (duly endorsed, if required) to American Stock Transfer & Trust Company (the "Exchange Agent"), be entitled to receive a certificate or certificates representing the number of whole shares of Watson Common Stock into which such shares of Oclassen Common Stock and Oclassen Preferred Stock will have been automatically converted as a result of the Merger, together with cash in lieu of any fractional share to which such Oclassen stockholder may be entitled to receive. Within five business days after the consummation of the Merger, the Exchange Agent will mail a letter of transmittal with instructions to all holders of record of Oclassen Common Stock and Oclassen Preferred Stock as of the Effective Time for use in surrendering their Certificates in exchange for certificates representing shares of Watson Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. See "The Merger Agreement--Exchange Procedures; Fractional Shares."

          Fractional Shares. Fractional shares of Watson Common Stock will not be issued in connection with the Merger. Instead, any holder of shares of Oclassen Common Stock or Oclassen Preferred Stock entitled under the Merger Agreement to receive a fractional share of Watson Common Stock will be entitled to receive a cash payment in lieu thereof. For each fractional share of Watson Common Stock that would otherwise be issuable, each eligible holder will receive an amount of cash equal to such fractional proportion of the Average Closing Price per share of Watson Common Stock. At the Effective Time, Watson will deposit with the Exchange Agent a sufficient amount of cash to satisfy the payment of cash in lieu of fractional shares to the Oclassen stockholders. See "The Merger Agreement--Exchange Procedures; Fractional Shares."


         Escrow of Shares. All holders of Oclassen Common Stock and Oclassen Preferred Stock at the Effective Time (other than holders who perfect dissenters' rights) will be required to deposit, or cause to be deposited, 7.5% of the shares of Watson Common Stock otherwise to be issued to such stockholders in the Merger in an escrow account (the "Escrow"), to be held and distributed in accordance with the provisions of the Escrow Agreement attached as Exhibit B to the Merger Agreement. Assuming no change in the closing price of Watson Common Stock from the closing price of $44.75 on January 20, 1997, and assuming that an aggregate of 3,857,143 shares of Watson Common Stock are issued in the Merger, the aggregate value of the Escrow will be equal to $11,114,781, assuming 248,375 shares of Watson Common Stock are deposited in the escrow account. The former Oclassen stockholders will be entitled to vote the shares of Watson Common Stock held on their behalf in the escrow account. Under the terms of the Merger Agreement, the stockholders of Oclassen, jointly and severally, have agreed to indemnify, save and keep Watson, Watson Sub, Oclassen, each of their respective subsidiaries and their respective successors and permitted assigns (each, a "Watson Indemnitee" and, collectively, the "Watson Indemnitees") harmless against and from all Damages (as defined in the Merger Agreement) sustained or incurred by any Watson Indemnitee as a result of or arising out of
(a) any inaccuracy in or breach of any representation or warranty made by Oclassen to Watson in the Merger Agreement or in other related agreements; and
(b) any breach by Oclassen or the Stockholder Agent (as defined below) of, or failure of Oclassen or the Stockholder Agent to comply with, any of the covenants or obligations under the Merger Agreement or the related agreements to be performed by Oclassen or the Stockholder Agent. Because the representations and warranties made by Oclassen to Watson in the Merger Agreement relate, for the most part, to the conduct of Oclassen's business prior to the Merger, in the event that there is any inaccuracy in or breach of any such representation or warranty and a claim is made by a Watson Indemnitee against the Escrow, the Oclassen stockholders may have liability arising from the operations of Oclassen prior to the Merger. No Watson Indemnitee may make a claim for indemnification against Oclassen or the Oclassen stockholders until the total claims for indemnification against Oclassen or the Oclassen stockholders exceeds $600,000, but after the claims exceed such amount such Watson Indemnitee will be entitled to seek indemnification for all indemnification claims from the first dollar of damages. However, the Escrow is the exclusive remedy for claims by Watson Indemnitees, and therefore, the Watson Indemnitees are prohibited from pursuing any claim for indemnification directly against the Oclassen stockholders. The Escrow will survive for a period of 12 months after the closing of the Merger. Upon the expiration of such 12-month period, anything remaining in the Escrow, after the payment of all amounts owed to any Watson Indemnitee to satisfy claims for indemnification, will be distributed to the Oclassen stockholders. A committee consisting of Russell H. Maddox and G. Kirk Raab initially will serve as the Stockholder Agent and will represent the interests of the Oclassen stockholders in administering the Escrow. See "The Merger Agreement--Indemnification" and "--The Stockholder Agent."


         Watson's Indemnification Obligations. Watson has agreed to indemnify each holder of Oclassen Common Stock and Oclassen Preferred Stock for a period of 12 months following the Merger against damages caused to such party due to a breach of Watson's representations, warranties and covenants contained in the Merger Agreement or related agreements. No holder of Oclassen Common Stock or Oclassen Preferred Stock may make a claim for indemnification against Watson until the total claims for indemnification against Watson exceed $600,000, but after the claims exceed such amount, such holders will be entitled to seek indemnification for all indemnification claims from the first dollar of damages. Watson's total liability for indemnification pursuant to the terms of the Merger Agreement is limited to $10,125,000. No Oclassen stockholder can make a claim for indemnification directly against Watson. All such claims must be brought by the Stockholder Agent.

          Dissenters' Rights. Holders of outstanding shares of Oclassen Common Stock and Oclassen Preferred Stock are entitled to relief as dissenting stockholders under Section 262 of the Delaware General Corporation Law (the "DGCL") and may, by complying with Section 262 of the DGCL, exercise such dissenters' rights. If the Merger is approved by the required vote of the Oclassen stockholders and is not abandoned or terminated, any holder of Oclassen Common Stock or Oclassen Preferred Stock (an "Oclassen Dissenting Stockholder") may, by complying with the provisions of Section 262 of the DGCL, be entitled to have his or her shares of Oclassen Common Stock or Oclassen Preferred Stock appraised by the Delaware Court of Chancery (the "Court") and to receive payment in the amount of the "fair value" of such shares as of the Effective Time of the Merger. A stockholder of Oclassen electing to exercise appraisal rights must, prior to the vote concerning the Merger at the Oclassen Special Meeting, demand in writing from Oclassen the appraisal of his or her shares of Oclassen Common Stock or Oclassen Preferred Stock. Accordingly, such written demand must be received by Oclassen on or prior to February 25, 1997. A holder who elects to exercise appraisal rights should mail or deliver his or her written demand to Oclassen Pharmaceuticals, Inc., 100 Pelican Way, San Rafael, California 94901,
Attention: Craig W. Johnson, Secretary. The demand should specify the holder's name and mailing address, the number of shares of Oclassen Common Stock or Oclassen Preferred Stock owned and that such holder is demanding appraisal of his or her shares. A vote against the Merger will not constitute a demand for appraisal. A stockholder electing to exercise his or her appraisal rights must do so by a separate written demand as provided in Section 262 of the DGCL. Only a holder of record of shares of Oclassen Common Stock or Oclassen Preferred Stock at the Record Date (or his or her duly appointed representative) is entitled to assert appraisal rights for the shares registered in that holder's name. Within ten days after the Effective Time of the Merger, Oclassen must provide notice of the Effective Time of the Merger to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval of the Merger.

         Within 120 days after the Effective Time of the Merger, any stockholder who has made a valid written demand and who has not voted for approval of the Merger may (i) file a petition in the Court demanding a determination of the fair value of the shares of Oclassen Common Stock and Oclassen Preferred Stock and (ii) upon written request, receive from Oclassen a statement setting forth the aggregate number of shares of Oclassen Common Stock and Oclassen Preferred Stock not voted for approval and adoption of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Oclassen Common Stock and Oclassen Preferred Stock. Such statement must be mailed within ten days after the written request therefor has been received by Oclassen.

          If a petition for an appraisal is timely filed, after a hearing on such petition, the Court is required to determine the holders of Oclassen Dissenting Shares who are entitled to appraisal rights and to determine the "fair value" thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the value of the Oclassen Dissenting Shares. Pursuant to Section 262 of the DGCL, any stockholder or the combined company may file a petition with the Court to initiate the appraisal proceeding. The value of the stock so determined is binding upon all stockholders entitled to appraisal.

          Any holder of Oclassen Dissenting Shares who has duly demanded an appraisal under Section 262 of the DGCL will not, after the Effective Time of the Merger, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on such Oclassen Dissenting Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time of the Merger).

         A holder will fail to perfect, or will effectively lose, his or her right to appraisal if (i) he or she fails to make a written demand for appraisal before the taking of the vote on the Merger, (ii) he or she votes for approval of the Merger, (iii) if no petition for appraisal is filed within 120 days after the Effective Time of the Merger or (iv) if the holder delivers to Oclassen a written withdrawal of such holder's demand for an appraisal, except that any such attempt to withdraw made more than 60 days after the Effective Time of the Merger requires the written approval of Oclassen.

         Failure on the part of a holder of Oclassen Common Stock or Oclassen Preferred Stock to comply precisely with the requirements of Section 262 of the DGCL, a copy of which is attached hereto as Appendix E, will result in the loss of such holder's dissenters' rights. See "Dissenters' Rights."

         BECAUSE A PROXY CARD WHICH DOES NOT CONTAIN VOTING INSTRUCTIONS WILL, UNLESS REVOKED, BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER, AN OCLASSEN STOCKHOLDER WHO WISHES TO EXERCISE DISSENTERS' RIGHTS MUST EITHER REFRAIN FROM SIGNING AND RETURNING HIS OR HER PROXY CARD OR, IF HE OR SHE SIGNS AND RETURNS HIS OR HER PROXY CARD, VOTE AGAINST OR ABSTAIN FROM VOTING ON THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

         AN OCLASSEN STOCKHOLDER WHO WISHES TO PERFECT HIS OR HER RIGHTS AS A DISSENTING STOCKHOLDER IN THE EVENT THE MERGER AGREEMENT IS ADOPTED MUST NOT VOTE IN FAVOR OF, OR OTHERWISE CONSENT TO, THE MERGER, AND MUST, BEFORE THE TAKING OF A VOTE ON THE MERGER, DELIVER TO OCLASSEN A WRITTEN DEMAND FOR APPRAISAL SETTING FORTH INFORMATION WHICH REASONABLY INFORMS OCLASSEN OF THE IDENTITY OF THE STOCKHOLDER (SUCH AS THE OCLASSEN STOCKHOLDER'S NAME AND ADDRESS AND THE NUMBER OF SHARES OF OCLASSEN COMMON STOCK OR OCLASSEN PREFERRED STOCK OWNED) AND A STATEMENT THAT HE OR SHE INTENDS TO DEMAND THE APPRAISAL OF HIS OR HER SHARES. SUCH DEMAND MUST BE DELIVERED TO OCLASSEN AT ITS PRINCIPAL EXECUTIVE OFFICES AT 100 PELICAN WAY, SAN RAFAEL, CALIFORNIA 94901, ATTENTION: SECRETARY. ANY FAILURE TO PROPERLY PERFECT SUCH APPRAISAL RIGHTS MAY CAUSE THE HOLDER TO LOSE HIS OR HER DISSENTERS' RIGHTS.

         It is a condition to the consummation of the Merger that no more than 5% of the Oclassen stockholders exercise such dissenters' rights. See "-- Conditions to the Merger."

          Watson will not be required by Nevada law to obtain the consent of its stockholders in order to consummate the Merger, and the Watson Board has not called for such a vote. Consequently, holders of shares of Watson Common Stock will not be entitled to exercise dissenters' rights in connection with the Merger.

         Interests of Certain Persons in the Merger. Each of the directors and officers of Oclassen are stockholders and/or option holders of Oclassen. As such, they will receive the same consideration as other stockholders and option holders of Oclassen in the Merger. However, in considering the recommendation of the Board of Directors of Oclassen with respect to the Merger, Oclassen stockholders should be aware that Glenn A. Oclassen, Chairman of the Board of Directors of Oclassen, Terry L. Johnson, President, Chief Executive Officer and a director of Oclassen and Anthony A. DiTonno, Vice President, Sales and Marketing of Oclassen have certain interests in the Merger that are in addition to the interests of security holders of Oclassen generally. In particular, in connection with the Merger, each of these executive officers of Oclassen will enter into an employment agreement with Watson providing for, among other things, the grant of additional options to purchase shares of Watson Common Stock and severance payments under certain circumstances. Under the terms of the employment agreements, Messrs. Oclassen, Johnson and DiTonno will receive annual base salaries of $235,000, $315,000 and $188,000, respectively, subject to such adjustments as the Chairman and Chief Executive Officer of Watson (or the Board of Directors of Oclassen in the case of Messrs. Oclassen and DiTonno) may, in his or its sole discretion, from time to time determine. In addition, Mr. Johnson may receive a bonus, the amount of which will be determined at the end of each calendar year by the Chairman and Chief Executive Officer of Watson and which shall not exceed 40% of Mr. Johnson's then current annual base salary. Messrs. Oclassen and DiTonno may receive a bonus, the amount of which will be determined at the end of each calendar year by the Board of Directors of Oclassen. Under the terms of the employment agreements, Messrs. Oclassen, Johnson and DiTonno will be granted options to purchase 30,000, 40,000 and 30,000 shares of Watson Common Stock, respectively, pursuant to Watson's 1991 Stock Option Plan. Such options will have an exercise price equal to the fair market value of the Watson Common Stock on the date of grant and will vest ratably over a five-year period. The value of such options will depend upon the extent to which such options actually vest and the difference between the exercise price for such options and the market price of the Watson Common Stock at the time such options are exercised and the shares are sold. In addition, under the terms of the employment agreements, Watson has agreed that, if Watson terminates the employment of any of these individuals without cause, Watson would (i) in the case of Mr. Johnson, continue to pay him his base salary for a period of nine months after the date of termination and (ii) in the case of Messrs. Oclassen and DiTonno, continue to pay their base salaries for a period of one month for each year that such employees were employed by either Watson or Oclassen. Assuming that such individuals were terminated without cause immediately after the Merger, Messrs. Oclassen, Johnson and DiTonno would be entitled to severance payments of $235,000, $236,250 and $125,333, respectively. Furthermore, if these employment agreements are terminated by Watson for any reason other than cause, death or disability, or by such employee for good reason on or prior to December 14, 1999, Watson has agreed to enter into a consulting agreement with each such individual through December 14, 1999. The value of such consulting arrangements cannot be quantified as it depends upon the date of any such termination and the extent of the consulting services provided. In connection with these employment agreements, each of Messrs. Oclassen, Johnson and DiTonno has agreed, until the later of (a) the termination of the consulting arrangement with Watson or (b) nine months after the termination of employment with Watson, not to compete in the dermatological business, and not to solicit employees or customers of Oclassen. In addition, each executive officer of Oclassen will, like other employees of Oclassen, be eligible to participate in the benefit programs assumed or made available by Watson following the Merger. See "The Merger--Interests of Certain Persons in the Merger,""The Merger Agreement--Benefit Plans" and "--Bonus and 401(k) Plan."

         Governance. Following the Merger, stockholders of Oclassen will be stockholders of Watson and will not have any continuing interest directly in Oclassen. However, as stockholders of Watson, the Oclassen stockholders will have an indirect interest in Oclassen, which will be a wholly-owned subsidiary of Watson. Following the consummation of the Merger, (a) the Chairman of the Board and Chief Executive Officer of Watson will be Dr. Allen Chao, and the President of Watson will be Dr. Melvin D. Sharoky; (b) the Board of Directors of Watson will consist of Dr. Allen Chao, Dr. Melvin D. Sharoky, Dr. Alec D. Keith, Michel J. Feldman, Albert F. Hummel, Michael Fedida and Ronald R. Taylor; (c) the executive officers of Watson will be Dr. Allen Chao, Dr. Melvin D. Sharoky and Dr. David Hsia, Senior Vice President, Scientific Affairs; (d) the Chairman of the Board of Oclassen will be Dr. Allen Chao, the Vice-Chairman of the Board of Oclassen will be Glenn A. Oclassen and the President and Chief Executive Officer of Oclassen will be Terry L. Johnson; (e) the Board of Directors of Oclassen will consist of Dr. Allen Chao, Terry L. Johnson, Glenn A. Oclassen, Ronald R. Taylor and Michel J. Feldman; and (f) the officers of Oclassen will consist of Glenn A. Oclassen as Vice Chairman of the Board of Directors, Terry
L. Johnson as President and Chief Executive Officer, Anthony A. DiTonno as Vice President, Sales and Marketing and Frank P. Killey, Ph.D. as Vice President, Research and Development. No director or officer of Oclassen will become an officer or member of the Board of Directors of Watson in connection with the Merger. Upon consummation of the Royce Merger, Patrick J. McEnany will become the Vice President, Corporate Development, of Watson.

         Covenants. Each of Watson and Oclassen has agreed to perform, or to refrain from, certain actions for the benefit of the other party between September 25, 1996 and the closing of the Merger. See "The Merger
Agreement--Certain Covenants."

         Conditions to the Merger. The obligations of Watson, Watson Sub and Oclassen to consummate the Merger are subject to the satisfaction of certain conditions, including, among others, (a) requisite stockholder approval for the Merger and the amendment to Oclassen's Restated Certificate of Incorporation having been obtained; (b) the expiration or termination of the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (c) the absence of any injunction prohibiting the consummation of the Merger or materially changing the terms or conditions of the Merger; (d) the Registration Statement having been declared effective by the Commission; (e) the receipt of all material consents to the Merger; (f) the receipt of accountants' letters with respect to qualification of the

Merger as a pooling of interests; (g) the Amended and Restated Certificate of Incorporation of Oclassen having been amended in the manner set forth in this Proxy Statement/Prospectus; (h) the exercise or termination of certain warrants to purchase Oclassen Series B Preferred Stock having occurred; (i) the Escrow Agreement attached to the Merger Agreement as Exhibit B having been executed;
(j) the Watson Common Stock to be issued in connection with the Merger having been authorized for trading on the Nasdaq National Market; (k) certain employment agreements with officers of Oclassen having been executed; (l) the holders of not more than five percent of the outstanding aggregate value of Oclassen Common Stock and Oclassen Preferred Stock (valued based upon the number of shares of Watson Common Stock such holders would have received upon the consummation of the Merger) having perfected dissenters' rights under applicable law; (m) the holders of at least 95% of the aggregate number of shares of Oclassen Preferred Stock having voluntarily converted their shares of Oclassen Preferred Stock to Oclassen Common Stock prior to the Effective Time; (n) each party having performed all of its agreements contained in the Merger Agreement in all material respects; (o) the non-occurrence of any event that would have or would be reasonably likely to have a material adverse effect on the financial condition, business, operations or prospects of Watson or Oclassen; (p) the representations and warranties of each party to the Merger Agreement being true and correct at closing in all material respects; and (q) the receipt of certain legal opinions with respect to the tax consequences of the Merger and other customary matters. Although neither party expects such waiver to occur, in the event of any waiver of a material condition to the Merger, including the conditions identified in (f), (l), (m) and (q) above, the vote of the Oclassen stockholders will be resolicited. See "The Merger--Federal Income Tax Consequences," "--Accounting Treatment" and "The Merger Agreement--Conditions."


         Regulatory Approval. Under the HSR Act, the Merger cannot be consummated until notifications and certain information have been furnished to the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting periods have been satisfied. Watson and Oclassen each filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on October 18, 1996. The waiting period under the HSR Act expired by early termination on October 29, 1996. See "The Merger--Regulatory Approval."

         Federal Income Tax Consequences. The obligations of Watson Sub, Watson and Oclassen to consummate the Merger are conditioned on the receipt of opinions of their respective counsel, D'Ancona & Pflaum and Venture Law Group, A Professional Corporation (which opinions have been rendered) to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If so treated, no gain or loss should be recognized by Oclassen stockholders upon the receipt of Watson Common Stock in exchange for Oclassen Common Stock or Oclassen Preferred Stock except with respect to cash received in lieu of a fractional interest in Watson Common Stock. See "The Merger--Federal Income Tax Consequences" and "The Merger Agreement--Conditions." Oclassen's stockholders should carefully read the discussion under such sections and should consult with their own tax advisors.

         Accounting Treatment. It is the intention of Watson and Oclassen that the Merger will qualify as a pooling of interests for accounting and financial reporting purposes. Consummation of the Merger is conditioned upon the receipt by Watson of an opinion from Watson's independent accountants stating that the business combination to be effected by the Merger would properly be accounted for as a pooling of interests in accordance with generally accepted accounting principles and all published rules, regulations and policies of the Commission and the receipt by Oclassen of an opinion from Oclassen's independent public accountants indicating that Oclassen has not taken any action that would preclude it from entering into a transaction that would be treated as a pooling of interests for accounting purposes. See "The Merger--Accounting Treatment."

         Resale Restrictions. All shares of Watson Common Stock received by Oclassen stockholders in the Merger have been registered under the Securities Act and will be freely transferable, except that shares of Watson Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of

Oclassen at the time of the Special Meeting may be resold by them only in certain permitted circumstances including pursuant to Rule 145 promulgated under the Securities Act. See "The Merger--Resale Restrictions." Certain affiliates of Oclassen and Watson have also entered into agreements restricting the sale or other disposition of shares of Watson Common Stock owned by them so as to comply with the requirements of pooling of interests accounting.

          Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the stockholders of Oclassen in a number of circumstances, which include, among others:

                  (a) by the mutual consent of Oclassen and Watson;


                  (b) by action of the Board of Directors of either Oclassen or Watson if (i) the Merger will not have been consummated on or prior to February 28, 1997; (ii) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby will not have been obtained at a stockholders' meeting of Oclassen duly convened for such purpose (or any adjournment thereof); or (iii) a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission will have issued an order, decree or ruling or taken any other action either (y) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement or (z) compelling Watson, Watson Sub or the Surviving Corporation to dispose of or hold separate all or a material portion of the business or assets of Watson or Oclassen and such order, decree, ruling or other action shall have become final and non-appealable; or


                  (c) by action of the Board of Directors of either party if there has been a material breach by the other party of any representation, warranty, covenant or agreement contained in the Merger Agreement, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by one party to the other.

          Upon termination of the Merger Agreement, each party's respective obligations shall terminate, except for each party's obligations to pay its respective costs and expenses incurred in connection with the contemplated transaction.

          The preceding is a short summary of the termination provisions in the Merger Agreement. See "The Merger Agreement--Termination."

SELECTED HISTORICAL FINANCIAL DATA

         Set forth below are selected historical financial data of Watson and Oclassen which are based upon the historical financial statements of Watson and Oclassen. The following data, insofar as it relates to Watson, is qualified in its entirety by and should be read in conjunction with the consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations of Watson incorporated by reference in this Proxy Statement/Prospectus. The following data, insofar as it relates to Oclassen, for each of the years ending December 31, 1993, 1994 and 1995 and as of December 31, 1994 and 1995 are derived from audited financial statements and the notes thereto, as well as the Management's Discussion and Analysis of Financial Condition and Results of Operations section included elsewhere in this Proxy Statement/Prospectus. Historical financial data for Oclassen for the years ended December 31, 1991 and 1992 and as of December 31, 1991, 1992 and 1993 are derived from audited financial statements not included herein. Historical financial data of Oclassen for the nine months ended September 30, 1995 and 1996 and as of September 30, 1996 has been derived from and should be read in conjunction with the unaudited financial statements included elsewhere in this Proxy Statement/Prospectus. The unaudited data as of September 30, 1996 and for the nine months ended September 30, 1996 and 1995, for each of Watson and Oclassen reflect, in the opinion of management of Watson and Oclassen, respectively, all adjustments necessary for a fair presentation of such data and are not necessarily indicative of the results which may be expected for any other interim period or for the year ending December 31, 1996.

                          WATSON PHARMACEUTICALS, INC.
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                               NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31, (1)                        SEPTEMBER 30,
                                        -----------------------------------------------------  ------------------
CONSOLIDATED STATEMENT                  1991(2)   1992(3)   1993(4)(5)  1994(4)   1995(4)(6)   1995(4)(6)  1996
OF OPERATIONS DATA:                     --------  --------  ----------  --------  -----------  ----------  --------
  Revenues                              $ 30,802  $ 34,773  $ 70,838    $ 94,858  $152,935     $109,639    $142,017
  Net income (loss)                      (55,204)   (6,090)   50,417      36,545    47,890       31,011      53,617
  Earnings (loss) per share                (1.72)    (0.18)     1.42        1.00      1.29         0.84        1.43
  Weighted average number of common
    and common equivalent shares
    outstanding                           32,036    32,938    35,504      36,515    37,143        36,987     37,624

                                                          DECEMBER 31, (1)
                                        ------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:          1991      1992      1993       1994      1995       SEPTEMBER 30, 1996
                                        --------  --------  --------   --------  --------     -------------------
  Current assets                        $ 40,987  $ 57,118  $155,025   $172,912  $197,634         $256,609
  Working capital                         23,618    31,534   131,943    154,661   168,812          221,684
  Total assets                           122,238   130,516   235,672    262,316   322,121          395,194
  Long-term debt and deferred
    partnership liability                  2,736    11,589    17,385     19,091     3,577            3,116
  Total stockholders' equity              81,426    77,872   185,081    223,370   289,035          357,153

(1) Watson merged with Circa Pharmaceuticals, Inc. ("Circa") in July 1995 in a transaction accounted for as a pooling of interests. Accordingly, the financial data presented include the accounts of Circa for all periods presented.

(2) In 1991, Circa was both a defendant and a plaintiff in a variety of legal proceedings. A provision for legal settlements of $73.4 million was recorded in 1991 for the costs related to these now-settled legal matters.

(3) In 1992, Circa recorded a loss of $15.6 million for its share of the operating losses of a partnership formed with Rhone-Poulenc Rorer, Inc. ("RPR") to develop Dilacor XR(R). See Note 6 to Watson's consolidated financial statements included in the Company's Annual Report on Form 10-K for 1995.

(4) In 1993, Circa recorded a gain of $14.5 million related to the sale of approximately 847,000 common shares of Marsam Pharmaceuticals, Inc. ("Marsam"). In 1994 and 1995, Circa disposed of its remaining investment in Marsam and recorded gains of $3.2 million and $6.2 million, respectively.

(5) Also in 1993, as a result of Watson's 1995 merger with Circa, an income tax benefit of $29.8 million was recorded which was the result of the reduction in the valuation allowance related to net deferred tax assets. These net deferred tax assets resulted principally from net operating loss carryforwards and tax credit carryforwards generated by Circa prior to its merger with Watson. Previously, these net deferred tax assets were fully reserved by Circa.

(6) The costs associated with the merger of Watson and Circa resulted in a one-time charge of $13.9 million during the third quarter of 1995.

                         OCLASSEN PHARMACEUTICALS, INC.
                       SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                            NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                         SEPTEMBER 30,
                                    --------------------------------------------------      -----------------
                                      1991        1992      1993        1994      1995       1995      1996
                                    -------    -------    -------     -------   -------     -------   -------
STATEMENTS OF OPERATIONS DATA:
Total revenue                       $ 6,075    $18,451    $25,148     $28,557   $29,247     $21,389   $24,325
Net income (loss)                    (5,312)        10      1,186       1,957     2,627       1,800     2,760
Net income (loss) available to
  common stockholders                (5,400)      (100)     1,077          40       (90)       (238)      722
Net income (loss) per common
  share:
        Primary                       (4.12)     (0.06)      0.63        0.02     (0.05)      (0.14)     0.30
        Fully diluted(1)              (4.12)     (0.06)      0.13        0.02     (0.05)      (0.14)     0.27
Shares used in per share
  calculation:
        Primary                       1,311      1,622      1,702       1,705     1,719       1,718     2,424
        Fully diluted(1)              1,311      1,622      8,787       1,705     1,719       1,718    10,063

-----------------
(1) The effects of anti-dilutive securities were excluded from the calculation of fully-diluted net income (loss) per common share.


                                                     DECEMBER 31,
                                 ----------------------------------------------------
                                   1991      1992        1993       1994       1995      SEPTEMBER 30, 1996
                                 -------   -------     -------    -------     -------    ------------------
BALANCE SHEET DATA:
  Current assets                 $ 9,847   $20,452     $24,652    $26,854     $26,836          $29,998
  Working capital                  8,690    15,728      16,148     18,493      19,234           22,294
  Total assets                    10,087    21,218      26,050     28,041      30,021           33,010
  Mandatorily redeemable
    preferred stock(1)            24,327    31,907      32,016     33,933      36,650           38,688
  Total stockholders'
    equity (deficit)             (15,561)  (15,558)    (14,470)   (14,328)    (14,270)         (13,394)

-----------------
(1) See Note 5 to the historical financial statements of Oclassen, included elsewhere herein, for a discussion of the terms and conditions of the mandatorily redeemable Preferred Stock.

WATSON/OCLASSEN SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

         The unaudited pro forma combined summary financial information of Watson and Oclassen set forth below gives effect to the Merger under the pooling of interests accounting method reflecting the Exchange Ratio. Such pro forma information assumes the Merger had been effective at January 1 of each period presented for the statement of operations information and on September 30, 1996 and December 31, 1995, 1994 and 1993 for the balance sheet information. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated, nor is it necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated, nor is it necessarily indicative of the future operating results or financial position of the combined companies. The unaudited pro forma combined summary financial information should be read in conjunction with the "Unaudited Pro Forma Condensed Combined Financial Information," including the notes thereto.



                               WATSON/OCLASSEN
         SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




                                                                        NINE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,     SEPTEMBER 30, 1996
                                         ----------------------------   ------------------
PRO FORMA CONSOLIDATED STATEMENT           1993      1994      1995
OF OPERATIONS DATA:                      --------  --------  --------
  Revenues                               $ 95,503  $122,912  $181,971        $166,293
  Net income available to
    common stockholders                    51,494    36,585    47,800          54,339
  Net income per common share:
      Primary                                1.42       .98      1.27            1.41
      Fully diluted                          1.33       .98      1.27            1.36
  Shares used in per share
    calculation:
      Primary                              36,132    37,144    37,778          38,519
      Fully diluted                        38,748    37,144    37,778          41,339


                                              DECEMBER 31,
                                           ------------------
PRO FORMA CONSOLIDATED                       1994      1995      SEPTEMBER 30, 1996
BALANCE SHEET DATA:                        --------  --------     -------------------
  Current assets                           $199,766  $224,470         $278,607
  Working capital                           173,154   188,046          235,978
  Total assets                              290,357   352,142          420,204
  Long-term debt and other
    long-term liabilities                    20,770     4,303            3,128
  Total stockholders' equity                242,975   311,415          374,447

          WATSON/OCLASSEN/ROYCE SELECTED UNAUDITED PRO FORMA CONDENSED
                            COMBINED FINANCIAL DATA

The unaudited pro forma combined summary financial data of Watson, Oclassen and Royce assumes that Watson's mergers with both Oclassen and Royce are accounted for under the pooling of interests method of accounting. Such pro forma data assumes that these transactions had been effective at January 1 of each period presented for the pro forma statement of operations data and on September 30, 1996 for the pro forma balance sheet data. The pro forma data is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if these mergers had been consummated, nor is it necessarily indicative of the future operating results or financial position of the combined companies (Watson, Oclassen and Royce). This pro forma combined data should be read in conjunction with the Supplemental Unaudited Pro Forma Combined Condensed Financial Data, including the notes thereto included elsewhere in this Proxy/Prospectus.

                             WATSON/OCLASSEN/ROYCE
           PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS DATA



                                                 Years Ended December 31,               Nine Months
                                        ----------------------------------------    ended September 30,
                                          1993            1994            1995            1996
                                        -------         --------        --------        --------
Revenues                                $99,022         $129,103        $192,474        $183,509
Net income available to
  common stockholders                    47,561           35,108          45,464          55,553
Net income per common share:
    Primary                                1.26              .90            1.14            1.36
    Fully diluted                          1.18              .90            1.14            1.32
Shares used in per share
  calculation:
    Primary                              37,770           38,966          39,910          40,931
    Fully diluted                        40,386           38,966          39,910          43,751



                            WATSON/OCLASSEN/ROYCE
                PRO FORMA CONDENSED COMBINED BALANCE SHEET DATA

                                            December 31,
                                        -------------------  September 30,
                                          1994       1995       1996
                                        --------   --------   --------
Current assets                          $206,814   $234,754   $286,277
Working capital                          178,479    195,091    240,867
Total assets                             298,468    364,235    431,292
Long-term debt and other
   long-term liabilities                  20,803      4,484      4,181
Total stockholders' equity               249,330    320,088    381,701

COMPARATIVE PER SHARE DATA

          Set forth below are earnings (loss) per common share and common share equivalent and unaudited book value per common share and common share equivalent of Watson and Oclassen on both historical and unaudited pro forma combined bases. In addition, the following information sets forth the earnings and book value for Oclassen on an unaudited per share equivalent pro forma basis. Pro forma combined earnings per share is derived from the pro forma combined information presented elsewhere herein, which gives effect to the Merger under the pooling of interests accounting method as if the Merger had occurred on January 1 of each period presented and combines the results of Watson and Oclassen for each of the periods presented. The per share equivalent pro forma combined data for Oclassen is calculated by multiplying the pro forma combined per share amounts for Watson by the exchange ratio of 0.3692:1.0. Book value per share for the pro forma combined presentation is based upon outstanding common shares, adjusted to include the shares of Watson Common Stock to be issued in the Merger and assumes that the Merger had been effective at the end of the period presented. The information set forth below should be read in conjunction with the consolidated financial statements of Watson incorporated by reference in this Proxy Statement/Prospectus, the financial statements of Oclassen included elsewhere in this Proxy Statement/Prospectus and the "Unaudited Pro Forma Condensed Combined Financial Information," in each case including the notes thereto. The Pro Forma information presented herein is for illustrative purposes only.



                                                                                          NINE MONTHS
                                                                                              ENDED
                                                        YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                   1993           1994          1995           1996
                                                   ----           ----          ----           ----
Watson--Historical:
Earnings                                           $1.42        $1.00         $1.29          $1.43
Book value                                          5.21         6.24          7.95           9.70

Oclassen--Historical:
Earnings (loss)--Primary                            0.63         0.02         (0.05)          0.30
Earnings (loss)--Fully diluted                      0.13         0.02         (0.05)          0.27
Negative book value                                (9.16)       (8.93)        (8.72)         (7.77)
                                                 ---------------------------------------------------
Watson-Oclassen--Pro Forma Combined:
Earnings - Primary                                  1.42         0.98          1.27           1.41
Earnings - Fully diluted                            1.33         0.98          1.27           1.36
Book value                                          5.22         6.22          7.85           9.33

Equivalent Pro Forma Combined for Oclassen:
Earnings - Primary                                  0.52         0.36          0.47           0.52
Earnings - Fully diluted                            0.49         0.36          0.47           0.50
Book value                                          1.92         2.30          2.90           3.44

COMPARATIVE MARKET DATA


          The Watson Common Stock has been traded on the Nasdaq National Market (symbol "WATS") since February 17, 1993. Prior to that date, the Watson Common Stock was not publicly traded. The Oclassen Common Stock and Oclassen Preferred Stock have never been publicly traded. The table below sets forth, for the calendar quarters indicated, the high and low bid prices per share reported on the Nasdaq National Market for the Watson Common Stock. The following information was obtained from the National Association of Securities Dealers, Inc. and reflects interdealer prices, without retail markup, markdown or commissions and may not represent actual transactions.



                                              HIGH              LOW
                                              ----              ---

1995:

  First Quarter                             $33.000           $20.000
  Second Quarter                             40.000            28.250
  Third Quarter                              44.250            32.750
  Fourth Quarter                             50.000            39.500

1996:

  First Quarter                             $49.250           $37.000
  Second Quarter                             48.250            36.500
  Third Quarter                              39.875            26.000
  Fourth Quarter                             45.500            31.750

1997:

  First Quarter (through February 4, 1997)  $46.000           $41.250




          The closing price per share of Watson Common Stock on September 25, 1996, the last trading day preceding public announcement of the proposed Merger, was $33.875. As of February 4, 1997, the closing price per share of Watson Common Stock was $44.75. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE WATSON COMMON STOCK.


          Watson has not paid any cash dividends on the Watson Common Stock and has no present intention of paying cash dividends in the foreseeable future.

          Oclassen has never declared or paid any cash dividends on its capital stock. As of December 31, 1996, dividends in the aggregate amount of $7,024,000 had accrued with respect to the outstanding shares of Oclassen's Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. All of such shares of Preferred Stock are expected to be voluntarily converted, on a one-for-one basis, into shares of Common Stock immediately prior to the Effective Time, and accrued dividends will not be payable in connection with such conversion or thereafter. Oclassen currently intends to retain any earnings for use in its business, and therefore does not anticipate paying any cash dividends in the foreseeable future. Oclassen's line of credit prohibits the payment of dividends without the consent of the bank.

SUMMARY OF COMPARATIVE RIGHTS OF STOCKHOLDERS

         The following is a summary of the material differences between (i) Nevada corporate law and the Articles of Incorporation and Bylaws of Watson and
(ii) Delaware corporate law and the Certificate of Incorporation and Bylaws of Oclassen. For a more detailed discussion of the comparative rights of the stockholders of Watson and Oclassen see "Comparative Rights of Stockholders."

         (1) Cumulative Voting. Pursuant to Oclassen's Bylaws, an Oclassen stockholder may cast all of the votes such stockholder would be entitled to cast for the election of directors for a single director or distribute his or her votes among two or more directors. Watson's Bylaws proscribe cumulative voting.

         (2) Classified Board of Directors. Watson's Bylaws provide that the Watson Board of Directors may be divided into three classes of directors, as nearly equal in number as reasonably possible. One class of directors may be elected each year for a three-year term. Oclassen's Certificate of Incorporation and Bylaws do not allow for the classification of Oclassen's Board of Directors and all directors are elected at the annual meeting of stockholders for a one-year term.

         (3) Number of Directors. Watson's Articles of Incorporation provide that the number of directors of Watson shall be nine persons. The Oclassen Bylaws provide that the number of directors shall be seven persons.

         (4) Anti-Takeover Provisions. The combined company may be subject to the provisions of Nevada's anti-takeover laws. The Nevada Combination with Interested Stockholders Statute prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination" unless certain conditions are met. The Nevada Control Share Acquisition Statute prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages unless the acquiror obtains the approval of the target corporation's stockholders. Such provisions may make an unsolicited acquisition of control of Watson more difficult or expensive.

                                  RISK FACTORS

          This Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Proxy Statement/Prospectus. In addition to the other information in this Proxy Statement/Prospectus, the following factors should be carefully considered before consenting to the exchange of Oclassen Common Stock and Oclassen Preferred Stock for Watson Common Stock in the Merger.

INTEGRATION OF THE BUSINESSES

          The Merger involves the integration of two companies that have previously operated independently. There can be no assurance that Watson and Oclassen will not encounter difficulties in integrating the operations of the two companies. Any delays or unexpected costs incurred in connection with such integration could have a material adverse effect on the combined company's business, operating results or financial condition. Furthermore, there can be no assurance that the operations, managements and personnel of the two companies will be compatible or that Watson or Oclassen will not experience the loss of key personnel.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


          Certain members of management of Oclassen and the Oclassen Board of Directors have interests in the Merger that are in addition to the interests of Oclassen stockholders generally. Specifically, by virtue of the Merger (i) all options currently outstanding under existing Oclassen stock option plans will be assumed by Watson and (ii) Glenn A. Oclassen, Terry L. Johnson and Anthony A. DiTonno will enter into employment agreements with Watson which provide for, among other things, the grant of additional options to purchase shares of Watson Common Stock to such individuals and severance payments under certain circumstances in the event of their termination of employment. See "The Merger -- Interests of Certain Persons in the Merger."



INDEMNIFICATION; STOCKHOLDER AGENT

          The Merger Agreement provides that 7.5% of the shares of Watson Common Stock that otherwise would be issued to the stockholders of Oclassen will be placed into an escrow account to secure the obligation of the Oclassen stockholders to indemnify Watson against breaches of representations, warranties, covenants or agreements of Oclassen in connection with the Merger. Such Escrow will represent the sole obligation of the Oclassen stockholders to indemnify Watson and will survive for a period of 12 months following the closing of the Merger. Watson may not sue any Oclassen stockholder directly and may only make claims for indemnification against the Escrow. See "The Merger Agreement -- Indemnification." To the extent such escrowed shares are used to satisfy these obligations, the Oclassen stockholders may receive up to 7.5% fewer shares of Watson Common Stock than determined based solely upon the Exchange Ratio. Further, the Oclassen stockholders will be obligated to indemnify the Stockholder Agent against any loss, liability or expense it incurs without gross negligence or bad faith on the part of the Stockholder Agent and arising out of or in connection with the acceptance or administration of the Stockholder Agent's duties, including the reasonable fees and expenses of any legal counsel retained by the Stockholder Agent. Such indemnification obligations, if any, will be payable from the Escrow. Effective upon the approval of the Merger Agreement by the Oclassen stockholders and the appointment of the Stockholder Agent, the Oclassen stockholders individually will have no power or authority to take any actions against Watson or otherwise pursuant to the Merger Agreement or the Escrow Agreement, and all actions of the Oclassen stockholders, whether pursuant to the Merger Agreement or the Escrow Agreement, must be taken solely by the Stockholder Agent. The Oclassen stockholders have no assurance that the Stockholder Agent will act in good faith in each of their best interests, nor do the Oclassen stockholders have any assurance that the Stockholder Agent will elect to sue Watson for indemnification under the Merger Agreement or adequately pursue any such remedy.

NO CONTROL OVER OCLASSEN

          As a result of the Merger, the stockholders of Oclassen will effectively relinquish direct control over the business of Oclassen. Oclassen will become a wholly-owned subsidiary of Watson, and thus, the continuing interest of the Oclassen stockholders in the business and financial condition of Oclassen will be an indirect interest, as stockholders of Watson. As Watson stockholders, Oclassen stockholders will be entitled to vote on all matters submitted to a vote by the Watson stockholders, together with all other Watson stockholders. The Oclassen stockholders will lose the right to vote on any matter relating to the business of Oclassen after the Merger.

COMPARATIVE RIGHTS OF STOCKHOLDERS

          As a result of the Merger, the stockholders of Oclassen, a Delaware corporation, will become stockholders of Watson, a Nevada corporation. While the corporate law of Delaware is essentially similar to the corporate law of Nevada, and the Articles of Incorporation and By-Laws of Watson are essentially similar to the Certificate of Incorporation and Bylaws of Oclassen, certain differences exist, including with respect to cumulative voting, the classification of the Board of Directors and anti-takeover provisions which are identified in this Proxy Statement/Prospectus under "Summary--Comparative Rights of Stockholders" and "Comparative Rights of Stockholders."

CONDITIONS TO THE MERGER

          The Merger Agreement provides certain conditions to the consummation of the Merger, the non-occurrence of which could mean that the Merger will not be consummated. Any waiver of a material condition to the Merger, including the conditions that (i) the Merger qualify for pooling-of-interests treatment for accounting purposes, (ii) the Merger qualify as a tax-free reorganization under applicable tax laws, (iii) not more than 5% of the stockholders of Oclassen exercise their dissenters' rights under Delaware law and (iv) that the holders of at least 95% of the Oclassen Preferred Stock elect to convert such shares into Oclassen Common Stock will require a resolicitation of the vote of the Oclassen stockholders prior to consummation of the Merger.

NO CONTROL OVER JOINT VENTURES

          A substantial portion of Watson's net income is derived from joint ventures and a royalty arrangement. In addition, a substantial portion of Watson's efforts in developing controlled-release technology is primarily conducted through joint ventures. These arrangements involve various partners. Watson does not control the joint ventures or the commercial exploitation of the licensed products, and there can be no assurance that such joint ventures will be profitable. In addition, certain of these arrangements have competition restrictions which may restrict the development or marketing of the products of either Watson or the joint venture. Although Watson does not believe that any restrictions currently affect the marketing of any Watson or any joint venture products, such restrictions could affect future revenues and have a material adverse effect on the combined company.

DEPENDENCE UPON NEW PRODUCT INTRODUCTIONS

          Watson's and Oclassen's future results of operations will depend, to a significant extent, upon their ability to successfully commercialize new off-patent and proprietary pharmaceutical products in a timely manner. Newly introduced off-patent products with limited or no off-patent competition are typically sold at higher selling prices, often resulting in increased gross profit margins. As competition from other manufacturers intensifies, selling prices typically decline. New products must be developed, tested and manufactured and, in addition, must meet regulatory standards and receive requisite regulatory approvals. The development and commercialization process is time-consuming and costly. Delays in any part of the process or the inability of Watson and Oclassen to obtain regulatory approval for their products could adversely affect the combined company's quarterly and annual operating results. Moreover, there can be no assurance that any of Watson's or Oclassen's products, if and when developed and approved, can be successfully commercialized.

COMPETITION

          Watson competes, and the combined company will compete, with off-patent drug manufacturers, brand-name pharmaceutical companies that manufacture off-patent drugs, the original manufacturers of brand-name drugs that continue to be produced after patent expirations and manufacturers of new drugs that may compete with Watson's off-patent drugs. Watson's competitors vary depending upon product categories and, within each product category, upon dosage strengths. Such competitors include the major brand name and off-patent manufacturers of pharmaceuticals doing business in the United States. Oclassen experiences substantial competition in connection with the sale of its proprietary pharmaceutical products. Many competitors have been in business for a longer period of time than either Watson or Oclassen, have a greater number of products on the market and have greater financial and other resources. Because selling prices of pharmaceutical products typically decline as competition intensifies, the maintenance of profitable operations will be dependent, in part, on both companies' ability to maintain efficient production capabilities and to develop and introduce new products in a timely manner. There can be no assurance that developments by others will not render Watson's or Oclassen's products or technologies noncompetitive or obsolete.

GOVERNMENT REGULATION

          All pharmaceutical manufacturers, including Watson and Oclassen's contract manufacturers, are subject to extensive regulation by the federal Food and Drug Administration ("FDA") and other federal and state agencies. Moreover, Watson and Oclassen are subject to the periodic inspection of their facilities and operations and the testing of their products by the FDA. The FDA has extensive enforcement powers over pharmaceutical manufacturers, including the power to withhold approvals of new products, to force the voluntary recall of products, to delay or prevent product sales and to halt operations. Further, after an Abbreviated New Drug Application ("ANDA") or New Drug Application ("NDA") has been approved, current FDA procedures may delay initial product shipment. Any manufacturer failing to comply with FDA requirements may be unable to obtain approvals for the introduction of new products. Watson and Oclassen are dependent on receiving FDA approvals prior to marketing and shipping their respective products. There can be no assurance, however, that the FDA will approve products either pending before the FDA or under development, or that the rate, timing and cost of FDA approvals will not adversely affect Watson's or Oclassen's product introduction plans or results of operations. In recent years, the FDA's approval process of ANDA off-patent products has become more rigorous, time-consuming and costly, and neither Watson nor Oclassen can predict the extent to which they may be affected by legislative and regulatory developments concerning their respective products, operations or the healthcare field generally. The Uruguay Round Agreements Act ("URAA"), which became effective June 8, 1994, lengthens the term of existing and future patents by changing the patent term from 17 years, based on the date of patent grant, to 20 years, based on the date of patent application. These URAA changes could postpone approval eligibility of some ANDAs. Regulatory compliance issues or regulatory changes affecting Watson's or Oclassen's operations or the approval or shipment of products could have a material adverse effect upon both companies' businesses. In addition, political pressure to contain healthcare costs at the federal and state levels is increasing. There may be future legislative or executive programs to reform the healthcare system, to increase access to healthcare for the presently uninsured, to control the continued escalation of healthcare expenditures or to use healthcare reimbursement policies to help control the federal deficit. Regulatory compliance issues or regulatory changes affecting Watson's or Oclassen's operations or the approval or shipment of products could have a material adverse effect upon Watson's or Oclassen's businesses.

DEPENDENCE ON KEY PERSONNEL

          The success of Watson's present and future operations will depend, to a great extent, upon the experience, abilities and continued services of certain executive officers of Watson, including Allen Chao, Ph.D. In addition, the success of Oclassen's continuing operations will depend on Oclassen's officers after the Merger, including Allen Chao, Ph.D., Glenn A. Oclassen, Terry L. Johnson and Anthony A. DiTonno. Additionally, if the Royce Merger is consummated, Patrick J. McEnany will be elected as Vice President, Corporate Development of Watson. The loss of the services of any of these officers could have a material adverse effect on the combined company. Watson has entered into employment agreements with the following executive officers: Dr. Allen Chao, Dr. Melvin Sharoky and Dr. David C. Hsia. Watson does not carry key-man life insurance on any of its officers. The success of the combined company also depends upon its ability to attract and retain other highly qualified scientific, managerial, sales and manufacturing personnel. However, when two companies merge, there is a risk of departure of employees due to factors relating to the combination process, and such departures may occur with respect to the combined company. Competition for such personnel is intense. In this respect, Watson and Oclassen compete with numerous pharmaceutical and healthcare companies, as well as universities and nonprofit research organizations. There can be no assurance that the combined company will continue to attract and retain qualified personnel.

FUTURE ACQUISITIONS

          Watson is actively reviewing various candidates for potential acquisitions of technologies, products or product rights and businesses complementary to Watson's business. While, except for the Merger Agreement and the Agreement and Plan of Merger between Watson and Royce Laboratories, Inc. dated as of December 24, 1996 (see "Information Concerning Watson--Recent Developments"), Watson currently has not entered into any definitive agreements with respect to any such acquisition, Watson may do so in the future. The impact of the announcement of such acquisitions on the market price of a company's stock is often uncertain. Consequently, an announcement of any such acquisition may have a material adverse effect upon the market price of Watson's Common Stock. In addition, an acquisition may be disruptive to the management of the combined company, and there can be no assurance that any such disruption will not have a material adverse effect on the business or financial condition of the combined company.

POTENTIAL VOLATILITY OF STOCK PRICE AND ABSENCE OF DIVIDENDS

          The market prices for securities of companies engaged primarily in pharmaceutical development have been volatile, and the market price of the Watson Common Stock may be volatile. Fluctuations in Watson's or Oclassen's operating results, the announcement of technological innovations or new commercial products by Watson, Oclassen or their competitors, governmental regulation, regulatory approvals, developments relating to patents or proprietary rights, publicity regarding actual or potential clinical results with respect to products under development by Watson, Oclassen or others, political developments or proposed legislation in the healthcare industry, and other investment considerations, may have a significant impact on the market price of the Watson Common Stock. Watson has not paid any cash dividends since inception, and, after the Merger, Watson does not anticipate paying cash dividends in the foreseeable future.

          In addition, at the Effective Time, Watson will deposit into the Escrow certificates representing 7.5% of the shares of Watson Common Stock that otherwise would have been issued to the holders of Oclassen Common Stock and Oclassen Preferred Stock in the Merger to satisfy the indemnification obligations of the Oclassen stockholders. See "--Indemnification; Stockholder Agent." The value of such shares will be subject to fluctuations in the market value of the Watson Common Stock during the term of the Escrow.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

          Watson's results of operations have fluctuated on a quarterly basis in the past, and may continue to fluctuate. Watson believes such fluctuations are primarily due to new product introductions and a variety of additional facts including, without limitation, purchasing practices of Watson's customers and changes in the degree of competition for Watson's products.

PRODUCT DEVELOPMENT

          Although Watson and Oclassen intend to maintain extensive product development activities, income from such efforts will not be realized until the products have been approved by the FDA and successfully marketed. No assurance can be given that any product development expenditures will ever result in revenue. Further, in connection with its proprietary drug delivery systems, Watson will depend on certain pharmaceutical company partners to fund a portion of the costs of product development, testing, regulatory approval and marketing. Such partners may abandon a product at any time, and there can be no assurance that Watson or Oclassen could replace such collaborative arrangements or successfully develop, test and market such products on their own.

PATENTS AND PROPRIETARY RIGHTS

          Watson's and Oclassen's success with their proprietary products will depend in part on their ability to obtain patent protection for their products and preserve their trade secrets. Watson has 15 U.S. patents issued or allowed, three U.S. patents pending and numerous foreign patents issued and pending. No assurance can be given, however, that Watson's or Oclassen's patent applications will be approved or that any patents will provide competitive advantages for their respective products or will not be challenged or circumvented by competitors.

          In connection with Watson's production of off-patent drugs, recent changes to the patent law resulting from passage of the URAA will lengthen the term of some granted patents. Patents that may be issued based upon pending applications will have a patent term that is the longer of 17 years from patent grant or 20 years from patent application. Watson and Oclassen also rely on trade secrets and proprietary know-how which they seek to protect, in part, through confidentiality agreements with their respective partners, customers, employees and consultants. There can be no assurance that these agreements will not be breached, that Watson or Oclassen will have adequate remedies for any breach, or that Watson's or Oclassen's trade secrets will not otherwise become known or be independently developed by competitors.

          Watson and Oclassen may be required or may desire to obtain licenses from others to develop, manufacture and market commercially viable products. There can be no assurance that such licenses will be obtainable on commercially reasonable terms, if at all, or that any licensed patents or proprietary rights will be valid and enforceable. In a pending case, the United States Supreme Court has agreed to consider a standard promulgated by the Federal Circuit Court of Appeals for determining patent infringement. The Supreme Court's ruling could impact the ability of Watson and Oclassen to enforce their patents and to defend against potential patent infringement claims by third parties. In Hilton Davis Co. v. Warner-Jenkinson Co., the Supreme Court will consider whether to adopt a new standard for determining infringement under the doctrine of equivalents, which may affect the breadth of protection afforded by a patent. The Supreme Court's decision may broaden or narrow the breadth of any of Watson's or Oclassen's United States patents or any United States patents for which Watson or Oclassen have a license or any third party's patents which potentially may be asserted against Watson or Oclassen. Although neither Watson nor Oclassen is aware of any claim of patent infringement, the companies' ability to commercialize their products will depend on their not infringing the patents of others. Litigation concerning patents and proprietary technologies can be protracted and expensive. Any such litigation may have an adverse effect on the combined company's business, financial condition or results of operations.

DEPENDENCE ON CERTAIN PRODUCTS

          During 1995, five products in the hydrocodone bitartrate/acetaminophen product group sold by Watson accounted for approximately 44% of Watson's total revenues. In 1994, three products in this product group accounted for approximately 52% of Watson's total revenues. For the same period, the loxapine succinate product group accounted for approximately 11% of total revenues. In 1993, loxapine succinate and the three products in the hydrocodone bitartrate/acetaminophen product groups accounted for approximately 15% and 51%, respectively, of Watson's total revenues. Due to FDA approval of products that will compete with Watson's hydrocodone products group, management anticipates increased price competition with respect to the hydrocodone group, and consequently, Watson may experience a reduction in future sales of such products which could have an adverse effect on the financial condition and results of operations of Watson and the combined company.

           Oclassen's product revenues to date have been generated by sales of Oclassen's first commercial products, principally Condylox(R) and Monodox(R) Capsules. Oclassen expects that a significant portion of its revenues for the next few years will be dependent upon sales of its currently marketed products. Limited or reduced commercial acceptance of these products or reluctance of physicians to prescribe these products due to adverse side effects, or otherwise, could have an adverse effect on the combined company's business, financial condition or results of operations.

UNCERTAINTY OF ROYALTY AND JOINT VENTURE INCOME

          Watson's royalty income from Rhone-Poulenc Rorer, Inc.'s ("RPR") sales of Dilacor XR(R) represented approximately 30.5% of pre-tax income for the year ended December 31, 1995. Royalties are based on the prescriptions written, as defined, for the product Dilacor XR(R), which lost patent exclusivity in May 1995. Watson's 50% equity interest in the earnings of Somerset Pharmaceuticals, Inc. ("Somerset") were generated from the sale of one product, Eldepryl(R). Watson's share of Somerset's earnings represented approximately 34.1% of pre-tax income for the year ended December 31, 1995. Exclusivity on Eldepryl(R) expired in June 1996. See "--Loss of Exclusive Rights to Market Certain Products." Somerset is developing an Eldepryl(R) transdermal patch for treatment of Alzheimers Disease and is currently in Phase III clinical trials on this product. In addition, Somerset is also committed to the development of other pharmaceutical products. The loss of exclusivity with respect to these products and/or the introduction by other companies of additional competitive products, could have a material adverse effect on the financial condition and results of operations of Watson and the combined company.

DEPENDENCE ON CERTAIN SUPPLIERS

          Some materials used in Watson's and Oclassen's products are currently available only from sole suppliers. In addition, sources for materials for Watson's and Oclassen's products must be approved by the FDA and, in many instances, only one source has been approved for certain materials in Watson's or Oclassen's products. Any interruption of materials from sole source suppliers or delays in FDA approval of new suppliers could have a material adverse effect on Watson's or Oclassen's business.

          Oclassen currently does not, and does not intend to, manufacture its current or potential pharmaceutical products and, therefore, is dependent on contract manufacturers for the production of such products for commercial purposes. In the event that Oclassen is unsuccessful in obtaining or retaining third party manufacturing or Oclassen's manufacturers experience production difficulties or disruptions, Oclassen may not be able to obtain adequate supplies of its marketed products in a timely fashion or at acceptable quality levels or prices. With the exception of Condylox(R) Topical Solution, each of Oclassen's products are currently manufactured by a single source. Oclassen's products may only be manufactured at a site approved by the FDA for that product. Oclassen is pursuing the qualification of second sources for the manufacture of certain of Oclassen's products. There can be no assurance that Oclassen will be able to qualify such second sources or enter into agreements for the manufacture of potential products with manufacturers whose facilities and procedures comply with regulatory requirements. If any of Oclassen's existing manufacturing arrangements were terminated or such manufacturers failed to comply with regulatory requirements or experienced other manufacturing disruptions, and Oclassen was unable to make alternative arrangements on a timely or cost-effective basis, the combined company's business, result of operations and financial condition could be adversely affected.


LOSS OF EXCLUSIVE RIGHTS TO MARKET CERTAIN PRODUCTS
           Patent exclusivity expired for Somerset's Eldepryl(R) product in June 1996. In August 1996, three competitors received FDA approval to market a tablet form of the product which will compete with Somerset's capsule form of Eldepryl(R). Watson's management anticipates that Watson's Somerset joint venture earnings will be reduced in 1996 and subsequent years from prior year levels due to this increased competition and due to Somerset's increased research and development expenditures. For the year ended December 31, 1995, Watson earned royalties of $22.2 million on Dilacor XR(R). The Dilacor XR(R) product lost patent exclusivity in May 1995, and, as a result, heightened competition and lower profit margins may result. However, to date, no such competition has entered the market. The loss of patent exclusivity with respect to these products could have a material adverse effect on the financial condition and results of operations of Watson.

PRODUCT LIABILITY AND INSURANCE

          The design, development and manufacture of Watson's and Oclassen's products involve an inherent risk of product liability claims and associated adverse publicity. Insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Watson currently maintains product liability insurance in the amount of $15 million per incident and $15 million aggregate coverage. Although Watson and Oclassen currently maintain liability insurance for all of their products, there can be no assurance that the coverage limits of Watson's or Oclassen's insurance policies will be adequate. A claim brought against Watson or Oclassen, whether fully covered by insurance or not, could have a material adverse effect upon the combined company.

CERTAIN ANTI-TAKEOVER PROVISIONS
          The combined company may be subject to the provisions of Nevada's anti-takeover laws. The Nevada Combination with Interested Stockholders Statute prevents "interested stockholders" and an applicable Nevada corporation from entering into a "combination" unless certain conditions are met. A combination means any merger or consolidation with an "interested stockholder", or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction having or a series of transactions, with an "interested stockholder": (i) having an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (ii) having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within three years after the interested stockholder acquires his or her shares unless the combination or purchase is approved by the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he or she became an interested stockholder, whichever is higher, (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock. The Control Share Acquisition Statute prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute specifies three thresholds: one-fifth or more but less than one-third, one-third or more but less than a majority and a majority or more of the voting power of the corporation in the election of directors. Once an acquiror crosses one of the above thresholds, those shares acquired in such offer or acquisition and those shares acquired within the preceding 90 days become "Control Shares" and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Shares Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The board of directors is to notify the stockholders within twenty days after such an event has occurred that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenters' rights. The Control Share Acquisition Statute currently does not apply to Watson because Watson does not have 100 or more stockholders who are residents of the state of Nevada. Such provisions may make an unsolicited acquisition of control of Watson more difficult or expensive. In addition, provisions of Watson's Articles of Incorporation permitting the issuance of Preferred Stock by the Board of Directors and the existence of a staggered board of directors may also make an unsolicited acquisition of control more difficult or expensive. See "Comparative Rights of Stockholders--Classified Board of Directors" and "--Anti-Takeover Provisions."

                               THE SPECIAL MEETING

DATE, TIME AND PLACE OF THE SPECIAL MEETING

         The Special Meeting will be held on February 26, 1997 at 10:00 a.m., local time, at the Embassy Suites, 101 McInnis Parkway, San Rafael, California.

PURPOSE OF THE SPECIAL MEETING

          At the Special Meeting, holders of Oclassen Common Stock and Oclassen Preferred Stock will consider and vote upon proposals (i) to approve and adopt the Merger Agreement and approve the Merger, including the establishment of the escrow fund (which will also constitute approval of the Stockholder Agent to act in accordance with the terms of the Escrow Agreement), (ii) approve an amendment to Oclassen's Amended and Restated Certificate of Incorporation to conform the method of valuation of any securities to be delivered to holders of Oclassen Common Stock and Oclassen Preferred Stock in a merger to the method for valuing the Watson Common Stock to be issued in the Merger as set forth in the Merger Agreement, and (iii) to transact such other business as may properly come before the meeting.

         THE OCLASSEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR (i) THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER AND
(ii) THE AMENDMENT TO OCLASSEN'S RESTATED CERTIFICATE OF INCORPORATION.


RECORD DATE; VOTING AT THE MEETING

          The Oclassen Board of Directors has fixed the close of business on January 20, 1997 as the record date for determining holders entitled to notice of and to vote at the Special Meeting (the "Record Date"). As of the Record Date, there were 1,868,318 shares of Oclassen Common Stock, 500,000 shares of Oclassen Series A Preferred Stock, 1,423,184 shares of Oclassen Series B Preferred Stock, 1,442,906 shares of Oclassen Series C Preferred Stock, 3,105,888 shares of Oclassen Series D Preferred Stock and 625,000 shares of Oclassen Series E Preferred Stock issued and outstanding and held by 257 stockholders of record. Holders of shares of Oclassen Common Stock are entitled to one vote per share at the Special Meeting. Holders of shares of Oclassen Preferred Stock are entitled to one vote for each share of Oclassen Common Stock that would be issued upon conversion of each share of Oclassen Preferred Stock. Each share of Oclassen Preferred Stock is currently convertible into one share of Oclassen Common Stock. Accordingly, holders of shares of Oclassen Preferred Stock are entitled to one vote per share at the Special Meeting.


QUORUM; ABSTENTIONS

         The presence in person or by properly executed proxy of holders of a majority of the outstanding shares of Oclassen Common Stock and the outstanding shares of Oclassen Preferred Stock (on an as-converted basis) is necessary to constitute a quorum at the Special Meeting.

         Votes cast by proxy or in person at the Special Meeting will be tabulated by the Inspector of Elections appointed for the meeting. The Inspector of Elections will also determine whether or not a quorum is present. Abstentions will be counted for purposes of determining a quorum, but will have the effect of a vote against approval of (i) the Merger Agreement and the Merger and (ii) the amendment to Oclassen's Restated Certificate of Incorporation.


VOTE REQUIRED

          Under the DGCL and Oclassen's Restated Certificate of Incorporation, approval of the Merger Agreement and the Merger and approval of the amendment to Oclassen's Restated Certificate of Incorporation requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Oclassen Common Stock and Oclassen Preferred Stock voting together, (ii) at least a majority of the outstanding shares of Oclassen Series B Preferred Stock voting as a separate class, (iii) at least a majority of the outstanding shares of Oclassen Series C Preferred Stock voting as a separate class and (iv) at least a majority of the outstanding shares of Oclassen Series D Preferred Stock and Oclassen Series E Preferred Stock voting together as a single and separate class.


VOTING; REVOCABILITY OF PROXIES

         All properly executed proxies that are not revoked will be voted at the Special Meeting in accordance with the instructions contained therein. IF NO INSTRUCTIONS ARE INDICATED, THE SHARES OF OCLASSEN COMMON STOCK AND OCLASSEN PREFERRED STOCK REPRESENTED BY SUCH PROXIES WILL BE VOTED IN FAVOR OF (i) APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER AND
(ii) THE AMENDMENT TO OCLASSEN'S RESTATED CERTIFICATE OF INCORPORATION, and as the proxy holders deem advisable on any other proposals submitted to a vote, in accordance with the recommendations of the Oclassen Board of Directors. A stockholder who has executed and returned a proxy may revoke it at any time before it is voted at the Special Meeting by executing and returning a proxy bearing a later date, by filing written notice of such revocation with the Secretary of Oclassen stating that the proxy is revoked, or by attending the Special Meeting and voting in person (however, mere attendance at the meeting will not in and of itself have the effect of revoking the proxy).

SOLICITATION OF PROXIES

         The costs of soliciting proxies from the holders of Oclassen Common Stock and Oclassen Preferred Stock will be borne by Oclassen. In addition to solicitation by mail, the directors, officers and employees of Oclassen may, without additional compensation, solicit proxies from stockholders by telephone, facsimile or letter or in person.

         THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF OCLASSEN. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

               STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES
                             WITH THEIR PROXY CARDS

                                   THE MERGER

GENERAL

         The Merger Agreement provides for a business combination between Watson and Oclassen in which a wholly-owned subsidiary of Watson will be merged with and into Oclassen and the holders of Oclassen Common Stock and Oclassen Preferred Stock will be issued shares of Watson Common Stock (plus cash in lieu of any fractional shares) in a transaction intended to qualify as a pooling of interests for accounting purposes and as a tax-free reorganization for federal income tax purposes. The discussion in this Proxy Statement/Prospectus of the Merger and the description of the Merger's principal terms are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix A and which is incorporated herein by reference.

BACKGROUND OF THE MERGER

         In connection with the continuing efforts of Watson and Oclassen to position each company for the future, management of each of Watson and Oclassen from time to time engage in discussions with third parties relating to possible joint ventures, strategic business alliances and business combinations. The Board of Directors of Oclassen also considered an initial public offering as one alternative for Oclassen. The Boards of Directors of each of Watson and Oclassen recognize that the increased costs of healthcare and the potential reform of the nation's healthcare system have resulted in many changes to pharmaceutical companies, including the acquisitions of off-patent pharmaceutical companies, consolidation among brand pharmaceutical companies, consolidation of brand and off-patent pharmaceutical companies, the acquisitions of pharmacy benefit management companies by brand pharmaceutical companies, and the introduction of off-patent pharmaceuticals directly by the brand pharmaceutical companies. The boards of directors of Watson and Oclassen were concerned that the financial condition of each corporation could be jeopardized as a result of increased competition, resulting in lower margins, and that, with this competition, Watson and Oclassen might be less able to develop and market new off-patent and proprietary products more rapidly than their competitors, resulting in a smaller market share and lower profitability. As a result, the Boards of Directors of Watson and Oclassen recognized that, to increase stockholder value in the long term, it would be beneficial for their respective companies to pursue a business combination in order to more effectively compete in the changing healthcare market.

         In April 1996, Glenn A. Oclassen (the Chairman of the Board of Directors of Oclassen) visited Watson to meet with Dr. Allen Chao (Watson's Chairman and Chief Executive Officer). At such meeting, Dr. Chao and Mr. Oclassen discussed the possibility of a business combination between Oclassen and Watson.

         On May 10, 1996, Watson held a meeting of its Board of Directors at which Dr. Chao disclosed the possibility of a business combination with Oclassen. At the meeting, the Watson Board authorized the officers of Watson to pursue negotiations with Oclassen.

         On May 15, 1996, Mr. Oclassen and Terry L. Johnson (the President and Chief Executive Officer of Oclassen) visited Watson's facilities in Corona, California and met with Dr. Chao, Brian Smith (the Vice President, Sales and Marketing, Proprietary Products, of Watson Laboratories, Inc., a wholly-owned subsidiary of Watson ("Labs")), Chato Abad (Watson's Vice President and Corporate Controller), Dr. Max Ferm (a consultant to Labs) and Michel J. Feldman (a partner of D'Ancona & Pflaum, Watson's outside counsel and a director of Watson). The purpose of the visit was to see Watson's facilities and to make a presentation about Oclassen.

         In May 1996, the Watson Board authorized the negotiation of a potential transaction with Oclassen and the hiring of Furman Selz as Watson's financial advisor, and the parties held a formal meeting in order to share information with regard to the respective companies. On May 29, 1996, representatives of Furman Selz visited the offices of Oclassen for a management presentation on the business of Oclassen.


         On June 5, 1996, Dr. Chao reported to the Watson Board that Furman Selz had been hired, and the Watson Board authorized submission of a letter expressing interest in the acquisition of Oclassen in a tax free merger, which would be accounted for as a pooling of interests. This letter was sent to Oclassen on June 6, 1996.

         In addition to a continuation of discussions during June 1996, on June 28, 1996, Dr. Chao made a presentation to the Oclassen Board at an Oclassen Board meeting, at which Dr. Chao discussed general terms of a possible business combination.

         On July 2, 1996, a meeting was held at the offices of Venture Law Group, Oclassen's legal counsel, which was attended by members of management and counsel of Watson and Oclassen at which the preliminary terms of a transaction and a tentative timetable were discussed, and the due diligence process was formally begun. Preliminary issues discussed at this meeting included the price to be paid to Oclassen stockholders, collars on the purchase price, break-up fees, the amount and duration of the Escrow, whether there should be termination rights based on the price of Watson Common Stock, whether the purchase price would be calculated on a fully-diluted basis to give effect to options assumed by Watson and at what time should the Average Closing Price be determined. This meeting was followed by a continuation of the due diligence process during which Oclassen shared information relating to new product approvals, financial performance, anticipated research and development expenditures and other strategic alternatives, including the consummation of an initial public offering. Watson shared information on its past history and its plan for the future. A follow-up meeting was held on July 22, 1996 at which the parties discussed key transaction terms and the merger timetable, including the number of shares of Watson Common Stock to be issued to the Oclassen stockholders, whether the purchase price would be based upon a dollar amount or an aggregate number of shares of Watson Common Stock, the proposed price collars, whether either party would have the right to terminate the transaction based upon the price of shares of Watson Common Stock, whether the purchase price would be calculated on a fully-diluted basis to give effect to Watson's assumption of all outstanding Oclassen Options, the amount and the survival period of the Escrow and at what time should the Average Closing Price be determined.


         On July 31, 1996, Dr. Chao was authorized by the Watson Board to submit a revised letter expressing interest in a transaction with Oclassen.


         During August and early September 1996, the parties continued to negotiate the above-described terms of a possible transaction and continued their respective due diligence efforts. Various letters of proposal circulated back and forth between Watson, Oclassen and their respective financial advisors, primarily focusing on the number of shares of Watson Common Stock to be issued in the merger, the extent of price collars, caps and walk away rights, and the extent and duration of the Escrow. On August 9, 1996, Dr. Chao attended an Oclassen Board meeting to review Watson's business strategy and to answer questions relating to certain recent developments in Watson's business and the market for Watson Common Stock. On August 26, 1996, Watson submitted a revised offer focusing on the open issues listed above. On August 27, 1996, Oclassen made a counteroffer focusing on the proposed value of shares of Watson Common Stock to be issued, the proposed price collars and the amount and duration of the Escrow. On August 29, 1996, Watson made another counterproposal focusing on the same open issues as Oclassen's August 27 offer.

         On September 4, 1996, the parties agreed on the following terms: the value of shares of Watson Common Stock to be issued to the Oclassen stockholders, the treatment of Oclassen Options, the time at which the Average Closing Price would be calculated, the price collars, that neither party would have the right to terminate the transaction based upon the Average Closing Price of Watson Common Stock and the amount and duration of the Escrow.

         Beginning on September 5, 1996, the parties reviewed and negotiated drafts of the Merger Agreement and certain exhibits thereto, including the terms of the employment agreements with Mr. Oclassen, Mr. Johnson and Mr. DiTonno. The main issues in the discussions regarding the Merger Agreement were the extent of the representations and warranties provided by both Oclassen and Watson, the ability to terminate the transaction upon a material adverse change of either party, limitations on each party's indemnification obligations and the ability of Watson to enter into extraordinary transactions prior to the closing of the Merger. Over the course of these discussions, Dr. Chao, Mr. Oclassen and Mr. Johnson, with their respective financial advisors, discussed various factors relating to the valuation of Oclassen and Watson's share price, as well as the numerous other issues described above relating to the proposed merger. During the entire period that the parties were in negotiation, these negotiations involved, at various times, senior management of Oclassen and Watson and their respective financial advisors and attorneys.

         On September 21, 1996, a draft of the Merger Agreement, together with a memorandum summarizing the open issues and a Board of Directors package concerning the transaction, was delivered to each of the directors of Watson and Oclassen. Over the following three days, the parties continued to finalize the terms of the Merger Agreement described above and the exhibits, including the employment agreements, and to update their due diligence.

         On September 24, 1996, the Board of Directors of Oclassen met to discuss the proposed merger. The discussion included the strategic alternatives available to Oclassen, and the proposed valuation and exchange formula, as well as the other provisions contained in the Merger Agreement. In evaluating the strategic alternatives available to Oclassen, the Board of Directors considered the fact that in late 1995 and mid-1996, Oclassen engaged in discussions with five companies (other than Watson) to explore an acquisition or combination transaction. In certain cases, these discussions included various levels of due diligence investigations. However, none of these discussions resulted in serious negotiations with respect to an acquisition or combination transaction. At the time of the September 24, 1996 meeting, no discussions with respect to other acquisition or combination transactions were ongoing. Prior to agreeing to the terms of the Merger, the Oclassen Board of Directors and management also considered the potential for completing an initial public offering of Oclassen's Common Stock, although investment bankers were not engaged to proceed with such an offering. Oclassen had previously attempted such an offering on two occasions (in the second quarter of 1992 and in the first quarter of 1993), but had been unable to complete such a transaction due to changing market conditions and market receptiveness for specialty pharmaceutical companies, such as Oclassen, at such times. Oclassen did not seriously explore an initial public offering again until the fall of 1996, primarily because Oclassen was involved in certain product liability litigation and was continuing to in-license and develop potential products. In exploring the potential for an initial public offering in the fall of 1996, the Oclassen Board of Directors considered (a) current market conditions and the possibility that the market would not be receptive to stocks of specialty pharmaceutical companies at the time an offering could reasonably be expected to be completed, (b) Oclassen's recent operating results, (c) the cost of completing such an offering and the ongoing costs associated with being a public company, (d) previous unsuccessful attempts to complete an initial public offering of Oclassen's Common Stock and the risk that Oclassen could not successfully complete such an offering in a timely fashion, at an attractive price or at all, (e) the relatively limited liquidity to Oclassen's stockholders that would result from an initial public offering due to contractual lock-ups, and the anticipated modest level of public float of Oclassen's Common Stock after such an offering and (f) as a small independent public company, a more limited ability to raise additional capital than Oclassen would likely have as part of a larger public company, such as Watson.

         At the September 24, 1996 meeting, members of Oclassen's senior management and its Board of Directors, together with its legal and financial advisors, reviewed, among other things, the background of the proposed merger, the strategic rationale, potential risks and benefits of the merger, financial and valuation analyses of the transaction and the terms of the Merger Agreement. In addition, Lehman Brothers, Oclassen's financial advisor which had been working with Oclassen to evaluate strategic alternatives since early 1996 pursuant to an engagement letter dated March 8, 1996, and had begun to evaluate a possible transaction with Watson in May 1996, delivered its oral opinion to Oclassen's Board of Directors that, based on various considerations and assumptions, the consideration to be offered to the Oclassen stockholders was fair to such stockholders from a financial point of view. At the conclusion of the meeting, the Board of Directors of Oclassen approved the Merger and authorized the execution of the Merger Agreement. Lehman Brothers delivered its written opinion on September 25, 1996.


         On September 24, 1996, the Board of Directors of Watson met to discuss the proposed merger. The discussion included the proposed valuation and exchange formula, as well as the other provisions contained in the Merger Agreement. The Waston Board from time to time discusses the advantages and disadvantages of certain strategic alliances, joint ventures and acquisition transactions as they are presented to the Watson Board by Watson's management. The Watson Board of Directors did not decide to approve the Merger at the expense of any other proposed transaction. At such meeting, members of Watson's senior management and the Board of Directors, together with its legal and financial advisors, reviewed, among other things, the background of the proposed merger, the strategic rationale, potential risks and benefits of the merger, financial and valuation analyses of the transaction and the terms of the Merger Agreement. In addition, Furman Selz delivered its written opinion to Watson's Board to the effect that, as of September 20, 1996 and based upon and subject to certain considerations and assumptions, the Merger was fair, from a financial point of view, to Watson. At the conclusion of the meeting, the Board of Directors of Watson approved the Merger and authorized the execution of the Merger Agreement.

         After the close of business on September 25, 1996, Watson and Oclassen executed the Merger Agreement and on September 26, 1996, the Merger was publicly announced.


WATSON'S REASONS FOR THE MERGER; ADVANTAGES AND DISADVANTAGES
OF THE MERGER

         The Watson Board of Directors has unanimously approved the Merger and the adoption of the Merger Agreement. See " -- Approval of the Board of Directors of Watson." In reaching its decision to approve the Merger and the adoption of the Merger Agreement, the Watson Board of Directors considered the following material advantages of the Merger to Watson and its stockholders:

         1. Effect on Earnings. The Watson Board of Directors considered the effects on its future estimated earnings per share due to the acquisition of Oclassen and whether such acquisition would be accretive or dilutive to its stockholders. Watson believes that the acquisition of Oclassen will allow Watson to increase its access to the proprietary pharmaceutical market, enabling Watson to increase its earnings per share in 1997 and in subsequent years.

         2. Proprietary Diversification. Prior to its acquisition of Circa in 1995, Watson was primarily an off-patent pharmaceutical company. One of Watson's primary strategies is to develop a proprietary product base to balance its strength in off-patent pharmaceutical products. The acquisition of Oclassen, which develops and markets proprietary dermatological products, will continue Watson's strategy of diversifying its off-patent product base into the proprietary product market.

         3. Diversified Revenue Base. As a result of the Merger, the combined company will have a broader product portfolio, including products targeted to different segments of the pharmaceutical market. Accordingly, Watson and its stockholders may be less dependent on off-patent pharmaceutical products which generally have smaller margins than proprietary products.

         4. Expanded Product Pipeline. Both Watson and Oclassen devote significant resources to product development and both companies have a number of products in the development pipeline. Combining the companies and their development activities through the Merger will result in an enhanced product pipeline when compared to the product pipeline of each company prior to the Merger. There can be no assurance that any of the products currently in preclinical development or clinical trials by Watson or Oclassen will ever be successfully developed, receive required regulatory approvals or be successfully marketed. However, by expanding and diversifying the combined company's product pipeline through the Merger, the failure to successfully develop, receive required regulatory approvals or successfully market any particular product under development is likely to have less severe effects on the business, operations or financial condition of the combined company than such event would have on the business operations or financial condition of either Watson or Oclassen alone.

         5. Future Development of Proprietary Dermatology Business. The proprietary dermatology market is highly fragmented with a large number of small companies. Management of Watson believes that the acquisition of Oclassen will give Watson a strong management and sales force infrastructure which will serve as a platform for future potential acquisitions in the proprietary dermatology market.

         6. Acquisition of Sales Force. Prior to its contemplated acquisition of Oclassen, Watson intended to develop a proprietary product sales force to aid in the sale of its current and future products. Oclassen currently has an experienced sales force which may allow Watson to forego some of its budgeted costs which would otherwise be expended to develop its own sales force. Additionally, Oclassen's sales force will immediately be able to sell other Watson products, which may increase future sales of such products.

         7. Talented Management Team. Both Watson and Oclassen have strong and experienced senior management personnel. The Board of Directors of Watson believes that the combined company will have a strong, experienced and talented management team as a result of combining key senior managers of Watson with key senior managers of Oclassen.

         8. Terms of the Merger. In reaching its decision to approve the Merger, the Watson Board of Directors also considered the terms of the Merger, including the consideration to be paid to Oclassen stockholders, the structure and terms of the pricing collar, the assumption by Watson of outstanding options to purchase Oclassen Common Stock, the indemnification and escrow provisions and the termination provisions. See "-- Approval of the Board of Directors of Watson."

         The Watson Board of Directors believes that the material disadvantages of the proposed Merger to Watson and its stockholders are the following:

         1. Risk of Overpayment. The Watson Board of Directors recognized and considered the risk that the aggregate consideration to be paid by Watson to acquire Oclassen might exceed the amount of consideration justified based on the current level of earnings of Oclassen and based on the price of Watson Common Stock and the pricing collar. The Watson Board of Directors also recognized and considered the risk that Oclassen may not achieve its anticipated future financial performance due to factors both within Oclassen's control and factors outside Oclassen's control. If such performance is not met by Oclassen, the consideration paid by Watson to acquire Oclassen might exceed the amount of consideration justified for such acquisition. Additionally, the Watson Board considered that Watson would have no ability to terminate the Merger due to fluctuations in the Average Closing Price.

         2. Risk of Non-approval. There can be no assurance that any of Oclassen's products currently in preclinical or clinical trials will ever receive the required regulatory approvals from the FDA. Consequently, the Watson Board of Directors considered the risk that such products will not be approved and that Watson will never realize the potential revenues from the production and sale of these products.

         3. Potential Disruption. Watson may experience disruption in its business or employee base as a result of uncertainty following announcement of the Merger and during the combination of the operations of Watson and Oclassen if the Merger is consummated. Such disruption has not occurred to date, but remains a risk of the Merger. In addition, there is a risk that Watson's sales force and management team will seek employment with competitors.

         4. Risk of Non-consummation of the Merger. The Watson Board of Directors recognized and considered the risk that the Merger will not be consummated. If the Merger is not consummated, the public announcement of the Merger and non-consummation of the Merger may have an adverse effect on the market price of Watson Common Stock.

         5. Risk of Integration. The Watson Board of Directors also considered the risks associated with integrating the businesses, operations and personnel of Watson and Oclassen following the Merger and the possibility that the anticipated benefits of the Merger will not be realized. See "Risk Factors -- Integration of the Businesses."

         Although the Watson Board of Directors carefully considered the advantages and disadvantages of the Merger described above, the Board of Directors considered the terms of the Merger as a whole (and not individually) and, given its experience in similar transactions, analysis of comparable transactions and advice of Watson's financial and legal adivsors, determined to approve the Merger and adopt the Merger Agreement. See " -- Approval of the Board of Directors of Watson."

OCLASSEN'S REASONS FOR THE MERGER; ADVANTAGES AND DISADVANTAGES
OF THE MERGER

         The Oclassen Board of Directors has unanimously approved the Merger and the adoption of the Merger Agreement. See " -- Recommendation of the Board of Directors of Oclassen." In reaching its decision to approve the Merger and the adoption of the Merger Agreement, the Oclassen Board of Directors considered the following material advantages of the Merger to Oclassen and its stockholders:

         1. Diversified Revenue Base. Oclassen markets niche proprietary products for the treatment of skin disease in a fragmented industry. Watson has a long-established off-patent pharmaceuticals business and a stated objective of becoming a fully integrated pharmaceutical company, which develops proprietary and off-patent products and markets such products worldwide. As a result of the Merger, the combined company will have a broader product portfolio, including products targeted at different segments of the pharmaceutical market. Accordingly, Oclassen and its stockholders will no longer be dependent upon revenues from Oclassen's five marketed products, all of which are targeted at the dermatological market.

         2. Expanded Product Pipeline. Both Oclassen and Watson devote significant resources to product development, and both companies have a number of products in the development pipeline. Combining the companies and their development activities through the Merger will result in an enhanced product pipeline when compared to the product pipeline of each company prior to the Merger. In addition, the financial resources of the combined company could be utilized to acquire or in-license and develop additional products. There can be no assurance that any of the products currently in preclinical development or clinical trials by Oclassen or Watson will ever be successfully developed, receive required regulatory approvals or be successfully marketed. However, by expanding and diversifying the combined company's product pipeline through the Merger, the failure to successfully develop, receive required regulatory approvals for or successfully market any particular product under development is likely to have less severe effects on the business, operations or financial condition of the combined company than such event would have on the business, operations or financial condition of either Oclassen or Watson alone.

         3. Stronger Financial Resources and Enhanced Access to Capital. As of September 30, 1996, Oclassen had cash, cash equivalents and marketable securities of approximately $20 million. As of such date, Watson had cash, cash equivalents and marketable securities of approximately $183 million. In addition, given its status as a public company and its strong financial position, Watson has greater access to capital, through banks and other financial institutions, public offerings and other methods, than Oclassen. As a result of the Merger, Oclassen and its stockholders will benefit from the stronger financial resources and enhanced access to capital of the combined company. These greater financial resources will be available and may be used to acquire or in-license products, companies or technologies that Oclassen alone might not be able to either attract or afford to acquire or in-license.

         4. Stockholder Liquidity. The Merger will provide the Oclassen stockholders, almost all of whom initially invested in Oclassen several years ago, with the ability to convert a currently illiquid investment (their Oclassen stock) into a liquid investment (the Watson Common Stock to be received in the Merger) for which there is an active trading market and a significant public float. In addition, as stockholders of Watson after the Merger, the former Oclassen stockholders will have an opportunity to realize a future return if Watson Common Stock appreciates after the Merger.

         5. Talented Management Team. Both Oclassen and Watson have strong and experienced senior management personnel. The Board of Directors of Oclassen believes that the combined company will have a strong, experienced and talented management team as a result of combining key senior managers of Watson with key senior managers of Oclassen.

         6. Employee Recruitment and Retention. Current and potential employees of Oclassen may perceive the combined company, with its diversified revenue base, enhanced product pipeline and stronger financial resources, as providing greater stability. Further, a public company, such as Watson, has greater ability to provide financial incentives (such as options to acquire a liquid security) in order to recruit and retain employees.

         7. Terms of the Merger. The Oclassen Board of Directors also considered the terms of the Merger, including the consideration to be received by Oclassen stockholders, (including the structure and terms of the pricing collar), the assumption of outstanding options to purchase Oclassen Common Stock, the continuation of employee benefits, the indemnification and escrow provisions, the termination provisions and other terms of the proposed transaction. "See -- Recommendation of the Board of Directors of Oclassen."

         The Oclassen Board of Directors believes that the material disadvantages of the proposed Merger to Oclassen and its stockholders are the following:

          1. Loss of Exclusive Opportunity. Oclassen stockholders will lose the opportunity to develop and exploit Oclassen's current and potential products for their sole benefit. In addition, the combined company may make strategic decisions that differ from those that Oclassen would have made absent the Merger.


         2. Risk of Underpayment. The Oclassen Board of Directors recognized and considered the risk that the aggregate consideration to be paid by Watson to acquire Oclassen might be less than (a) the amount of consideration justified based upon the current level of earnings of Oclassen, the potential future performance of Oclassen, the price of Watson Common Stock and the pricing collar or (b) the valuation Oclassen might receive if it successfully completed an initial public offering. The Oclassen Board of Directors also recognized and considered the potential volatility of the price of Watson Common Stock and the risk that, after the Merger, Watson may not achieve its anticipated future performance due to factors both within Watson's control and factors outside Watson's control. If the price of Watson Common Stock declines or such performance is not met by Watson, the consideration paid by Watson to acquire Oclassen might be less than the consideration justified for such acquisition. Additionally, the Oclassen Board of Directors considered the fact that Oclassen would have no ability to terminate the Merger due to fluctuations in the Average Closing Price.

         3. Potential Disruption. Oclassen may experience disruption in its business or employee base as a result of uncertainty following announcement of the Merger and during the combination of the operations of Oclassen and Watson if the Merger is consummated. Such disruption has not occurred to date, but remains a risk of the Merger. In addition, there is a risk that, despite its efforts, the combined company may not be able to retain key management and sales personnel of Oclassen.

         4. Risks Associated with Watson. As a result of the Merger, the stockholders of Oclassen will become stockholders of Watson and will bear the risks associated with operation of the Watson business, such as lack of control over joint ventures, dependence on key personnel, fluctuations in quarterly operating results and other risks described under "Risk Factors." In addition, the market prices for securities of companies engaged primarily in pharmaceutical development and marketing, such as Watson, have been volatile, and the price of Watson Common Stock may fluctuate substantially in the future.
          5. Risk of Non-consummation of the Merger. The terms of the Merger were negotiated at arms-length over a significant period of time by the parties. The Oclassen Board of Directors was concerned that, if the Merger was not consummated after being publicly announced, Oclassen's reputation might be damaged (even if non-consummation of the Merger was not a result of any action or inaction by Oclassen), which could limit strategic alternatives available to Oclassen in such event, such as an initial public offering or other acquisition transactions. Accordingly, Oclassen's Board of Directors deemed it important that the Merger Agreement have minimal risk of termination, regardless of the market value of Watson Common Stock during the period between signing of the Merger Agreement and consummation of the Merger. In considering the terms of the Merger, particular attention was given by the Oclassen Board of Directors to (a) the consideration to be received by the Oclassen stockholders, including the structure and terms of the pricing collar,
(b) the treatment of outstanding options to acquire Oclassen Common Stock, (c) the benefits to be provided to Oclassen employees after the Merger when they will be employees of Watson, (d) the term and extent of the Escrow, including the fact that no claims may be made against the Escrow until total claims exceed $600,000, (f) the extent of the indemnification obligations of Oclassen and Watson and (g) the conditions under which the Merger Agreement could be terminated and the fact that upon any such termination, each party would bear its own expenses incurred in connection with the transaction, but that no break-up fees would be payable by either party. The Oclassen Board of Directors also considered the "no-shop" provisions of the Merger Agreement, which obligate Oclassen, (a) except to the extent reasonably required by fiduciary duty obligations under applicable laws, not to initiate, solicit, encourage or negotiate any other merger, acquisition, consolidation or similar transaction,
(b) to terminate any such activities existing at the time the Merger Agreement was executed (there were none) and (c) to notify Watson if any inquiries, proposals, discussions or negotiations are received or initiated (none have been to date). The Oclassen Board of Directors recognized and considered the fact that the "no-shop" provisions would essentially prevent Oclassen from considering or entering into any other acquisition transaction with a party other than Watson. The Oclassen Board of Directors was aware of the terms of the employment agreements to be entered into with three executive officers of Oclassen. See "--Interests of Certain Persons in the Merger." The Oclassen Board of Directors believes that retention of key officers and employees of Oclassen after consummation of the Merger will be an important factor in any future development of the Oclassen business and considered such employment agreements to be reasonable in scope and an effective means for retaining these officers after consummation of the Merger. The Oclassen Board of Directors considered the terms of the Merger as a whole (and not individually) and, given their experience in similar transactions, analysis of comparable transactions and advice of Oclassen's financial and legal advisors, determined to approve the Merger and adopt the Merger Agreement.

         6. Risk of Integration. The Oclassen Board of Directors also considered the risk associated with integrating the businesses, operations and personnel of Oclassen and Watson following the Merger and the possibility that the anticipated benefits of the Merger will not be realized. See "Risk Factors -- Integration of the Businesses."

         7. Dilution. Oclassen stockholders will suffer dilution in connection with the Merger. Based on the capitalization of the companies as of January 20, 1997, Oclassen stockholders will own approximately 9.5% of the outstanding shares of the combined company after the Merger, rather than 100% of the outstanding shares of Oclassen.

         Although the Oclassen Board of Directors carefully considered the advantages and disadvantages of the Merger described above, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific advantages and disadvantages considered. However, after discussing and considering the advantages and disadvantages, the Oclassen Board of Directors approved the Merger and adoption of the Merger Agreement. See "-- Recommendation of the Board of Directors of Oclassen."

OPINION OF WATSON'S FINANCIAL ADVISOR


         Furman Selz was retained by Watson to act as its financial advisor in connection with the Merger. In connection with such engagement, the Board of Directors of Watson requested that Furman Selz, as investment bankers, render an opinion to the Board of Directors of Watson of the fairness, from a financial point of view, to Watson of the consideration to be paid to Oclassen's stockholders in the Merger (the "Merger Consideration"). On September 24, 1996, Furman Selz rendered to the Board of Directors its opinion to the effect that, as of September 20, 1996 and based upon and subject to certain considerations and assumptions, the Merger Consideration to be paid to Oclassen's stockholders was fair, from a financial point of view, to Watson. The full text of the written opinion of Furman Selz dated September 24, 1996 (which opinion will not be updated) which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix C hereto and is incorporated herein by reference. Stockholders of Watson are urged to read this opinion carefully in its entirety. Furman Selz's opinion is directed only to the fairness from a financial point of view to Watson of the Merger Consideration to be paid to Oclassen's stockholders. The opinion is for the benefit and use of the Board of Directors of Watson in its consideration of the Merger. The opinion does not constitute a recommendation of the Merger over any other alternative transactions which may be available to Watson and does not address the underlying business decision of the Board of Directors of Watson to proceed with or effect the Merger. Furthermore, the opinion does not constitute a recommendation by Furman Selz to any stockholder to vote in favor of the Merger. The summary of the opinion of Furman Selz set forth herein is qualified in its entirety by reference to the full text of such opinion.

         In conducting its analysis and arriving at its opinion, Furman Selz reviewed and analyzed, among other things, (i) a draft of the Merger Agreement dated September 16, 1996; (ii) Oclassen's audited financial statements for the years ended December 31, 1993, 1994 and 1995, and on an unaudited basis, the six month periods ended June 30, 1995 and 1996, respectively; (iii) Watson's 1995 Annual Report, Watson's Form 10-K for the year ended December 31, 1995 and Watson's Form 10-Q for the quarter ended June 30, 1996; (iv) the trading history of the Watson Common Stock from September 1995 through September 1996 and a comparison of that trading history with those of other companies that Furman Selz deemed relevant; (v) certain other publicly available information concerning Watson and Oclassen; (vi) certain internal information relating to Oclassen, including financial forecasts and projections provided by Oclassen;
(vii) certain internal information relating to Watson, including financial forecasts and projections provided by Watson; (viii) the results of operations of Watson and Oclassen and a comparison of such results of operations with those of certain companies which Furman Selz deemed to be reasonably similar to Watson and Oclassen, respectively; (ix) certain publicly available information concerning other companies engaged in businesses which Furman Selz believed to be comparable to Watson and Oclassen and the trading markets for certain such companies' securities; and (x) the financial terms of certain mergers, acquisitions and other transactions which Furman Selz believed to be relevant. In addition, Furman Selz held discussions with certain current officers, employees and representatives (including counsel and independent auditors) of Oclassen and Watson concerning their respective businesses, operations, assets, present condition and future prospects. Furman Selz also held discussions with various members of the senior management of Watson concerning the strategic and operating benefits they anticipate from the Merger. Further, Furman Selz conducted such other financial studies, analyses and investigations as it deemed appropriate for purposes of rendering its opinion.

         In arriving at its opinion, Furman Selz did not visit or conduct a physical inspection of the properties and facilities of Oclassen, except for its executive offices, nor did it make, obtain or assume any responsibility for any independent evaluation or appraisal of any such properties and facilities or of the assets and liabilities (contingent or otherwise) of Watson or Oclassen. Furman Selz assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by it in arriving at its opinion and has not attempted independently to verify, or undertaken any obligation to verify, such information. Furman Selz further relied upon assurances of the managements of Watson and Oclassen that they were not aware of any facts that would make the information they provided to Furman Selz incomplete or misleading. In addition, with Watson's consent, Furman Selz assumed that Watson's and Oclassen's forecasts and projections supplied to it represent the best currently available estimates and judgment of Watson's and Oclassen's managements as to the expected future financial condition and results of operations of Watson and Oclassen, and assumed that such forecasts and projections were reasonably prepared based on such currently available estimates and judgment. Furman Selz assumed no responsibility for and expressed no view as to such forecasts and projections or the assumptions on which they are based. Furman Selz also assumed that the transactions described in the Merger Agreement would be consummated on the terms set forth therein, without waiver of any such terms. Furman Selz further assumed the Merger will qualify as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended, and that for accounting purposes, the Merger is intended to be accounted for as a pooling-of-interests.
         Furman Selz also noted that its opinion was necessarily based on its assessment of general economic, market and financial conditions existing and disclosed to Furman Selz as of September 20, 1996 and its experience in similar transactions, as well as its experience in securities valuation in general. Furman Selz did not express any view as to what the value of the Watson Common Stock will be when issued to Oclassen stockholders pursuant to the Merger, or the price at which the Watson Common Stock will trade prior to or subsequent to the closing of the Merger.
         In preparing its opinion to the Board of Directors of Watson, Furman Selz performed a variety of financial and comparative analyses described below, and provided the Board of Directors with a written presentation with respect to such analyses. The summary of such analyses set forth herein does not purport to be a complete description of the analyses underlying Furman Selz's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or a summary description. In arriving at its opinion, Furman Selz did not attribute any particular weight to any one analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

         Accordingly, Furman Selz believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, Furman Selz made numerous assumptions with respect to Watson and Oclassen, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Watson. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.
         The following is a brief summary of the financial analyses utilized by Furman Selz in rendering its opinion.

Analyses Relating to Oclassen--Comparable Company Analysis. Furman Selz compared selected historical, current and projected financial and operating results of Oclassen with the publicly reported operating results of selected publicly traded specialty pharmaceutical companies that, in Furman Selz's judgment, were most closely comparable to Oclassen (the "Oclassen Comparable Companies"). The Oclassen Comparable Companies were chosen by Furman Selz as companies that, based upon publicly available data, possess general business, operating and financial characteristics representative of companies in the industry in which Oclassen operates, although Furman Selz recognized that each of the Oclassen Comparable Companies is distinguishable from Oclassen in certain respects. Such Oclassen Comparable Companies consisted of: Dura Pharmaceuticals, Inc., Forest Laboratories, Inc., Jones Medical Industries, Inc., Medicis Pharmaceutical Corp. and Roberts Pharmaceutical Corp. Furman Selz considered with respect to the Oclassen Comparable Companies, among other things, (i) selected balance sheet data; (ii) operating statement data, including latest twelve month (previous reported four quarters, or "LTM") net revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT") and estimated 1996 and estimated 1997 net revenue, EBITDA and EBIT;
(iii) LTM earnings per share ("EPS") and estimated calendar 1996 and estimated calendar 1997 EPS; and (iv) historical stock price performance. All 1996 and 1997 results are based on publicly available estimates made by investment research analysts.
         Furman Selz calculated a range of market multiples for the Oclassen Comparable Companies by dividing the Total Capitalization (total common shares outstanding as of June 30, 1996 multiplied by closing market price per share on September 20, 1996, or "Market Value," plus total debt, preferred stock and minority interests, minus cash and cash equivalents as of June 30, 1996) for each Oclassen Comparable Company by, among other things, such company's respective LTM net revenue, EBITDA and EBIT and estimated 1996 and estimated 1997 net revenue, EBITDA and EBIT. For the Oclassen Comparable Companies: the LTM net revenue multiples ranged from 3.11x to 22.09x (11.13x mean), the estimated 1996 net revenue multiples ranged from 2.74x to 13.72x (8.25x mean) and the estimated 1997 net revenue multiples ranged from 2.19x to 10.55x (6.57x mean); the LTM EBITDA multiples ranged from 9.9x to 133.6x (64.6x mean), the estimated 1996 EBITDA multiples ranged from 11.4x to 56.9x (34.4x mean) and the estimated 1997 EBITDA multiples ranged from 7.5x to 34.8x (21.5x mean); the LTM EBIT multiples ranged from 11.4x to 106.4x (54.1x mean), the estimated 1996 EBIT multiples ranged from 13.3x to 85.1x (47.7x mean) and the estimated 1997 EBIT multiples ranged from 8.3x to 36.8x (23.4x mean). Furman Selz also calculated multiples by dividing each of the Oclassen Comparable Companies' closing sale price per share on September 20, 1996 by the respective LTM EPS, estimated calendar 1996 EPS and estimated calendar 1997 EPS. Such stock price to LTM EPS multiples ranged from 19.5x to 79.1x (45.6x mean), such stock price to estimated calendar 1996 EPS multiples ranged from 29.3x to 69.3x (48.8x mean) and such stock price to estimated calendar 1997 EPS multiples ranged from 16.4x to 48.4x (33.3x mean). Applying the LTM mean multiples to Oclassen's LTM net revenue, LTM EBITDA, LTM EBIT and LTM net income yield an implied equity value range of $177.4 million to $367.7 million. Applying the 1996 mean multiples to Oclassen's 1996 net revenue, 1996 EBITDA, 1996 EBIT and 1996 net income yield an implied equity value range of $130.4 million to $300.7 million. Applying the 1997 mean multiples to Oclassen's 1997 net revenue, 1997 EBITDA, 1997 EBIT and 1997 net income yield an implied equity value range of $153.9 million to $287.7 million. Based on an assumed Merger Consideration value of $135.0 million, Oclassen's implied multiples were as follows: (i) for LTM, estimated 1996 and estimated 1997 net revenue, 3.69x, 3.39x and 2.83x, respectively, (ii) for LTM, estimated 1996, and estimated 1997 EBITDA, 30.6x, 35.4x and 17.2x, respectively, (iii) for LTM, estimated 1996 and estimated 1997 EBIT, 39.6x, 49.6x and 20.1x, respectively, (iv) for LTM, estimated 1996 and estimated 1997 net income, 34.0x, 30.5x and 19.3x, respectively. (See "Analyses Relating to Oclassen - Discounted Cash Flow Analyses" for a discussion of the Oclassen Projection). Based on an assumed Merger Consideration value of $135.0 million, Oclassen's implied multiples were within the range of the aforementioned multiples for the Oclassen Comparable Companies. Because of the inherent differences in the business, operations, and prospects of Oclassen and the businesses, operations and prospects of the Oclassen Comparable Companies, Furman Selz believed it was inappropriate to, and therefore did not rely solely on the quantitative results of the analysis, but rather also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Oclassen Comparable Companies that would affect the public trading values of each as compared to Oclassen. In this regard, Furman Selz noted the dermatology market segment in which Oclassen operates, the overall competitive environment of this market, and the operating infrastructure and distribution network of Oclassen. These qualitative judgments did not result in specific analyses or conclusions but rather were part of Furman Selz's evaluation of the relevancy of the foregoing comparative quantitative analysis.

        Discounted Cash Flow Analyses. Furman Selz performed a discounted cash flow analysis of Oclassen based upon a series of financial projections prepared by the management of Oclassen for calendar years ending December 31, 1996 through December 31, 2001 (the "Oclassen Projection"). Furman Selz also performed a discounted cash flow analysis of Oclassen based on certain adjustments to such projections deemed appropriate by the management of Watson which reflect more conservative assumptions relating to the future prospects of Oclassen for 1998 going forward (the "Adjusted Oclassen Projection"). In each of the two discounted cash flow analyses Furman Selz discounted the projected free cash flows (EBIT less taxes, capital expenditures and changes in net working capital plus depreciation and amortization) plus the terminal value (calculated as a multiple of future EBIT) derived from the Oclassen Projection and Adjusted Oclassen Projection to arrive at a present value ("Present Value") for Oclassen. In each of the discounted cash flow analyses, Furman Selz utilized multiples of EBIT ranging from 10.0x to 19.0x. From the Present Value in each discounted cash flow analyses, Furman Selz subtracted all debt obligations appearing on Oclassen's balance sheet at June 30, 1996 and added the excess cash balance on such balance sheet to arrive at an equity value ("Equity Value") for Oclassen. For each discounted cash flow analysis, Furman Selz performed sensitivity analyses to understand the effect on the Equity Value of different discount rates and terminal value multiples. Such analyses were performed under discount rate assumptions ranging from 12% to 20%, based upon assumptions regarding such factors as inflation rates, interest rates, Oclassen's cost of capital and the inherent risks related to Oclassen's business, as well as the pharmaceutical industry as a whole. Furman Selz observed that the implied equity value for Oclassen utilizing the Oclassen Projection ranged from $250.9 million to $625.3 million and that the implied equity value for Oclassen utilizing the Adjusted Oclassen Projection ranged from $154.9 million to $367.5 million.

        Comparable Transactions Analysis. Furman Selz evaluated publicly available information regarding thirteen acquisitions of selected pharmaceutical companies, which included: Jones Medical Industries, Inc./Daniels Pharmaceuticals, Inc.; Teva Pharmaceutical Industries, Ltd./Biocraft Laboratories, Inc.; The Upjohn Company/Pharmacia AB; Schein Pharmaceutical, Inc./Marsam Pharmaceuticals, Inc.; Hoechst AG/ Marion Merrell Dow, Inc.; Glaxo PLC/Wellcome PLC; IVAX Corp./Zenith Laboratories, Inc.; American Home Products Corp./American Cyanamid Company; Roche Holding AG/Syntex Corp.; IVAX Corp./McGaw, Inc.; Hoechst Celanese Corp./Copley Pharmaceutical, Inc.; Mylan Laboratories Inc./Dow B. Hickam, Inc.; and Rhone-Poulenc S.A./Rorer Group Inc. (the "Acquired Pharmaceutical Companies"). Furman Selz calculated net revenue, EBITDA and EBIT multiples based on the ratio of LTM net revenue, EBITDA and EBIT (calculated immediately prior to the acquisition) to adjusted purchase price (offer price plus latest reported total debt, preferred stock and minority interests, minus total cash and cash equivalents) for each Acquired Pharmaceutical Company. Furman Selz also calculated LTM net income multiples based on the ratio of LTM net income (calculated immediately prior to the acquisition) to the offer price for each Acquired Pharmaceutical Company. Such financial multiples ranged as follows: (i) 1.75x to 14.01x (4.31x mean) for LTM net revenue, (ii) 10.2x to 65.9x (24.0x mean) for LTM EBITDA, (iii) 12.4x to 124.8x (39.3x mean) for LTM EBIT and (iv) 14.0x to 213.8x (57.6x mean) for LTM net income. Applying the mean multiples to Oclassen's LTM net revenue, LTM EBITDA, LTM EBIT and LTM net income yield an implied equity value range of $110.2 million to $228.3 million. Based on an assumed Merger Consideration value of $135.0 million, Oclassen's LTM net revenue, LTM EBITDA, LTM EBIT and LTM net income multiples of 3.69x, 30.6x, 39.6x and 34.0x, respectively, were within the range of the aforementioned multiples. None of such acquisitions, however, took place under market conditions or competitive circumstances that were directly comparable to those of the Merger, and each of the Acquired Pharmaceutical Companies is distinguishable from Oclassen in certain respects. Accordingly, an analysis of the results of the foregoing is not mathematical nor necessarily precise; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of companies and other factors that could affect results.

Analyses Relating to Watson -- Comparable Company Analysis. Furman Selz compared selected historical, current and projected financial and operating results of Watson with the publicly reported operating results of selected publicly traded off-patent pharmaceutical companies that, in Furman Selz's judgment, were most closely comparable to Watson (the "Watson Comparable Companies"). The Watson Comparable Companies were chosen by Furman Selz as companies that, based upon publicly available data, possess general business, operating and financial characteristics representative of companies in the industry in which Watson operates, although Furman Selz recognized that each of the Watson Comparable Companies is distinguishable from Watson in certain respects. Such Watson Comparable Companies consisted of: Alpharma, Inc., Barr Laboratories, Inc., Copley Pharmaceutical, Inc., Forest Laboratories, Pharmaceutical Resources, Inc. and Teva Pharmaceutical Industries. Furman Selz considered with respect to the Watson Comparable Companies, among other things, (i) selected balance sheet data; (ii) operating statement data, including LTM net revenue, EBITDA and EBIT and estimated 1996 and estimated 1997 net revenue, EBITDA and EBIT; (iii) LTM EPS and estimated calendar 1996 and estimated calendar 1997 EPS; and (iv) historical stock price performance. All 1996 and 1997 results are based on publicly available estimates made by investment research analysts.

         Furman Selz calculated a range of market multiples for the Watson Comparable Companies by dividing the Total Capitalization (total common shares outstanding as of June 30, 1996 multiplied by closing market price per share on September 20, 1996, or "Market Value," plus total debt, preferred stock and minority interests, minus cash and cash equivalents as of June 30, 1996) for each Watson Comparable Company by, among other things, such company's respective LTM net revenue, EBITDA and EBIT and estimated 1996 and estimated 1997 net revenue, EBITDA and EBIT. For the Watson Comparable Companies: the LTM net revenue multiples ranged from 1.08x to 4.66x (2.31x mean), the estimated 1996 net revenue multiples ranged from 1.10x to 3.17x (2.38x mean) and the estimated 1997 net revenue multiples ranged from 0.99x to 2.71x (2.00x mean); the LTM EBITDA multiples ranged from 7.4x to 25.0x (17.2x mean), the estimated 1996 EBITDA multiples ranged from 6.8x to 19.5x (13.0x mean) and the estimated 1997 EBITDA multiples ranged from 6.0x to 12.6x (9.3x mean); the LTM EBIT multiples ranged from 11.4x to 59.1x (28.3x mean), the estimated 1996 EBIT multiples ranged from 10.3x to 26.0x (17.1x mean) and the estimated 1997 EBIT multiples ranged from 8.3x to 17.0x (11.3x mean). Furman Selz also calculated multiples by dividing each of the Watson Comparable Companies' closing sale price per share on September 20, 1996 by the respective LTM EPS, estimated calendar 1996 EPS and estimated calendar 1997 EPS. Such stock price to LTM EPS multiples ranged from 17.1x to 93.8x (36.6x mean), such stock price to estimated calendar 1996 EPS multiples ranged from 15.1x to 51.3x (29.7x mean) and such stock price to estimated calendar 1997 EPS multiples ranged from 11.8x to 20.5x (15.9x mean). Applying the LTM mean multiples to Watson's LTM net revenue, LTM EBITDA, LTM EBIT and LTM net income yield an implied Watson share price range of $17.21 to $64.17. Applying the 1996 mean multiples to Watson's 1996 net revenue, 1996 EBITDA, 1996 EBIT and 1996 net income yield an implied Watson share price range of $19.21 to $57.56. Applying the 1997 mean multiples to Watson's 1997 net revenue, 1997 EBITDA, 1997 EBIT and 1997 net income yield an implied Watson share price range of $19.70 to $37.78. Based upon the closing price per share of Watson's Common Stock on September 20, 1996 of $33.00: Watson's LTM, estimated 1996 and estimated 1997 net revenue multiples were 5.88x, 5.08x and 4.10x, respectively; Watson's LTM, estimated 1996 and estimated 1997 EBITDA multiples were 14.0x, 12.0x and 9.0x, respectively; Watson's LTM, estimated 1996 and estimated 1997 EBIT multiples were 15.2x, 12.7x and 9.6x, respectively; and, Watson's LTM, estimated calendar 1996 and estimated calendar 1997 EPS multiples were 18.8x, 17.1x and 15.4x, respectively. Furman Selz compared the Watson Comparable Company ratios to those of Watson and concluded that the Watson multiples were consistent with the range of multiples derived from the Watson Comparable Companies. Because of the inherent differences in the business, operations, and prospects of Watson and the businesses, operations and prospects of the Watson Comparable Companies, Furman Selz believed it was inappropriate to, and therefore did not rely solely on the quantitative results of the analysis, but rather also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Watson and the Watson Comparable Companies that would affect the public trading values of each. In this regard, Furman Selz noted the markets in which Watson operates, the overall competitive environment of these markets, and the operating infrastructure and distribution network of Watson. These qualitative judgments did not result in specific analyses or conclusions but rather were part of Furman Selz's evaluation of the relevancy of the foregoing comparative quantitative analysis.


Discounted Cash Flow Analysis. Furman Selz performed a discounted cash flow analysis of Watson based upon a series of financial projections prepared by the management of Watson for calendar years ending December 31, 1996 through December 31, 2001 (the "Watson Projection"). Furman Selz discounted the projected free cash flows (EBIT less taxes, capital expenditures and changes in net working capital plus depreciation and amortization) plus the terminal value (calculated as a multiple of future EBIT) derived from the Watson Projection to arrive at a present value ("Present Value") for Watson. Furman Selz utilized multiples of EBIT ranging from 7.0x to 13.0x. From this Present Value, Furman Selz subtracted all debt obligations appearing on Watson's balance sheet at June
30, 1996 and added the excess cash balance on such balance sheet to arrive at an equity value ("Equity Value") for Watson. Furman Selz performed sensitivity analyses to understand the effect on the Equity Value of different discount rates and terminal value multiples. Such analyses were performed under discount rate assumptions ranging from 14.0% to 18.0%, based upon assumptions regarding such factors as inflation rates, interest rates, Watson's cost of capital and the inherent risks related to Watson's business, as well as the pharmaceutical industry as a whole. Furman Selz observed that the implied value per share for Watson ranged from $27.17 to $46.05 per share.

Pro Forma Merger Analyses. Furman Selz prepared pro forma analyses of the financial impact of the Merger including and excluding estimated synergies. Furman Selz prepared (i) a combined company analysis utilizing the Watson Projection and the Oclassen Projection, assuming 4.091 million Watson shares issued to Oclassen based on Watson's stock price of $33.00 as of September 20, 1996 ("Combined Company Analysis 1") and (ii) a combined company analysis utilizing the Watson Projection and the Oclassen Projection, assuming the maximum number of Watson shares issued to Oclassen (5.000 million) ("Combined Company Analysis 2").

Furman Selz calculated implied pro forma combined company share prices based on various multiples derived from the Watson Comparable Companies analysis, utilizing the Combined Company Analyses 1-2, including and excluding synergies. Utilizing multiples of LTM net revenue, EBITDA, EBIT and EPS applied to Combined Company Analysis 1, the combined company implied share price was calculated to range from $11.90 to $28.84, $19.83 to $50.96, $25.21 to $102.51 and $28.71 to
$157.26, respectively. Utilizing multiples of 1996 net revenue, 1996 EBITDA, 1996 EBIT and 1996 EPS applied to Combined Company Analysis 1, the combined company implied share price was calculated to range from $12.75 to $24.00, $20.65 to $46.62, $26.60 to $56.50 and $28.00 to $94.90, respectively. Utilizing multiples of 1997 net revenue, 1997 EBITDA, 1997 EBITDA including synergies, 1997 EBIT, 1997 EBIT including synergies, 1997 EPS and 1997 EPS including synergies applied to Combined Company Analysis 1, the combined company implied share price was calculated to range from $13.41 to $24.93, $23.32 to $41.61, $23.87 to $42.76, $28.24 to $51.05, $29.00 to $52.61, $24.75 to $43.15 and
$25.45 to $44.36, respectively. Utilizing multiples of LTM net revenue, EBITDA, EBIT and EPS applied to Combined Company Analysis 2, the combined company implied share price was calculated to range from $11.66 to $28.25, $19.42 to $49.92, $24.70 to $100.42 and $28.10 to $153.90, respectively. Utilizing multiples of 1996 net revenue, 1996 EBITDA, 1996 EBIT and 1996 EPS applied to Combined Company Analysis 2, the combined company implied share price was calculated to range from $12.49 to $23.51, $20.22 to $45.67, $26.05 to $55.34 and $27.40 to $92.88, respectively. Utilizing multiples of 1997 net revenue, 1997 EBITDA, 1997 EBITDA including synergies, 1997 EBIT, 1997 EBIT including synergies, 1997 EPS and 1997 EPS including synergies applied to Combined Company Analysis 2, the combined company implied share price was calculated to range from $13.14 to $24.42, $22.85 to $40.76, $23.38 to $41.89, $27.67 to $50.01,
$28.41 to $51.54, $24.23 to $42.24 and $24.91 to $43.42, respectively.
         Furman Selz performed a series of discounted cash flow analyses based on different pro forma combined company analyses which included the Combined Company Analysis 1, the Combined Company Analysis 2, a combined company analysis utilizing the Watson Projection and the Adjusted Oclassen Projection assuming
4.091 million Watson shares issued to Oclassen based on Watson's stock price of $33.00 as of September 20, 1996 ("Combined Company Analysis 3"), and a combined company analysis utilizing the Watson Projection and the Adjusted Oclassen Projection assuming the maximum number of Watson shares issued to Oclassen (5.000 million) ("Combined Company Analysis 4"), in each case, including and excluding synergies. Furman Selz applied discount rates of 14% to 18% and utilized multiples of EBIT of 7.0x to 13.0x. These discounted cash flow analyses, excluding synergies, yielded a range of per share value for the combined company common stock, on a pro forma basis, ranging from $29.32 to $51.04, $28.72 to $50.00, $27.59 to $47.31, and $27.02 to $46.35, respectively.
Including synergies, these discounted cash flow analyses yielded a range of per share value for the combined company common stock, on a pro forma basis, ranging from $29.85 to $52.01, $29.25 to $50.95, $28.12 to $48.29 and $27.55 to $47.30,
respectively.

        Furman Selz examined certain historical financial information for Watson, Oclassen and the pro forma combined company resulting from the Merger. Furman Selz analyzed the relative pro forma contribution of Oclassen to Watson actual and projected net revenue, gross profit, EBITDA, EBIT, pretax income and net income for the years ended December 31, 1995, 1996, 1997 and 1998 utilizing the Watson Projection and the Oclassen Projection. Utilizing the Watson Projection and the Oclassen Projection, Furman Selz observed that immediately following the consummation of the Merger, assuming 4.091 Watson shares issued to Oclassen based on Watson's stock price on September 20, 1996, stockholders of Watson are expected to own approximately 90.6% of the pro forma combined entity. Assuming the maximum number of Watson shares issued to Oclassen (5.000 million), stockholders of Watson are expected to own approximately 88.8% of the pro forma combined entity. This analysis indicated that, for the actual year ended December 31, 1995 Oclassen would have contributed 16.1% to net revenue, 18.0%
to gross profit, 4.1% to EBITDA, 3.1% to EBIT, 2.9% to pretax income and 4.4% to net income of the pro forma combined entity. For the projected year ending December 31, 1996, Oclassen would contribute 14.4% to net revenue, 16.8% to gross profit, 3.7% to EBITDA, 2.8% to EBIT, 4.0% to pretax income and 5.7% to net income. For the projected year ending December 31, 1997, Oclassen would contribute 14.0% to net revenue, 16.7% to gross profit, 5.6% to EBITDA, 5.1% to EBIT, 5.9% to pretax income and 7.9% to net income. For the projected year ending December 31, 1998, Oclassen would contribute 14.9% to net revenue, 17.7% to gross profit, 7.2% to EBITDA, 6.9% to EBIT, 7.2% to pretax income and 6.9% to net income. Utilizing the Watson Projection, the Oclassen Projection and the impact of the combined company synergies, Furman Selz observed that for the projected year ended December 31, 1997, Oclassen would have contributed 14.0% to net revenue, 16.7% to gross profit, 5.4% to EBITDA, 4.9% to EBIT, 5.7% to pretax income and 7.7% to net income of the pro forma combined entity. Additionally, for the projected year ended December 31, 1997, the combined company synergies would have contributed 3.2% to EBITDA, 3.4% to EBIT, 3.0% to pretax income and 2.7% to net income of the pro forma combined entity. For the projected year ending December 31, 1998, Oclassen would contribute 14.9% to net revenue, 17.7% to gross profit, 6.9% to EBITDA, 6.6% to EBIT, 7.0% to pretax income and 6.7% to net income. Additionally, for the projected year ending December 31, 1998, the combined company synergies would contribute 3.4% to EBITDA, 3.6% to EBIT, 3.1% to pretax income and 3.1% to net income. The results of the contribution analysis are not necessarily indicative of what the actual contributions of the respective businesses to the combined entity will be in the future.

        Separately, Furman Selz noted that based on the Watson Projection, the Oclassen Projection, the combined company synergies and utilizing 4.091 million shares issued to Oclassen based on Watson's stock price of $33.00 as of September 20, 1996, the Merger would be non-dilutive, on an average EPS basis (excluding any transaction costs associated with the Merger), in the years ending 1997 and 1998 to Oclassen stockholders.

Other Factors and Comparative Analyses. In rendering its opinion, Furman Selz considered certain other factors and conducted certain other comparative analyses, including, among other things, (i) the businesses and operations of Watson and Oclassen and the industries in which they operate, (ii) Watson's and Oclassen's historical operating results, (iii) the Watson Projection, the Oclassen Projection, the Adjusted Oclassen Projection, Combined Company Analysis 1, Combined Company Analysis 2, Combined Company Analysis 3, and Combined Company Analysis 4, including and excluding synergies, (iv) the current and historical stock price performance of Watson, and (v) other factors it deemed relevant.

Fees and Expenses. On May 27, 1996 Watson entered into a letter agreement with Furman Selz pursuant to which Furman Selz was engaged by Watson to render a written opinion to the Board of Directors of Watson as to the fairness, from a financial point of view, to Watson of the Merger Consideration to be paid to Oclassen's stockholders. Under this letter agreement, Watson agreed to pay Furman Selz a fee of $250,000 payable upon delivery by Furman Selz of the opinion described above and a fee equal to 0.6% of the aggregate Merger consideration (net of the $250,000 referred to above) payable upon the closing of the Merger. In addition to the foregoing compensation, the Company agreed to reimburse Furman Selz for its reasonable out-of-pocket expenses (including legal fees and disbursements) in connection with its services and to indemnify Furman Selz against certain liabilities and expenses arising out of or in connection with Furman Selz's engagement.

Furman Selz is a nationally recognized investment banking firm and was selected by Watson based on Furman Selz's experience and expertise in addition to the fact that Furman Selz has provided investment advisory services to Watson since August 1991. Furman Selz regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Furman Selz has previously provided investment advisory and other services to Watson in the past for which Furman Selz received customary fees, and may in the future perform similar services. In the ordinary course of its business, Furman Selz may actively trade in the equity securities of Watson for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF OCLASSEN'S FINANCIAL ADVISOR

         Lehman Brothers acted as financial advisor to Oclassen in connection with the Merger, as described under "-- Background of the Merger." As part of its role as financial advisor to Oclassen, Lehman Brothers was engaged to render to the Oclassen Board an opinion as to the fairness, from a financial point of view, to the stockholders of Oclassen of the consideration to be offered to such stockholders in the Merger. See "-- Background of the Merger."

         In connection with the evaluation of the Merger Agreement by the Oclassen Board, Lehman Brothers made a presentation to the Oclassen Board on September 24, 1996, with respect to the Merger and rendered a written opinion dated September 25, 1996 that, as of the date of such opinion, and subject to certain assumptions, factors and limitations set forth in such opinion as described below, the consideration to be offered to Oclassen's stockholders in the Merger is fair, from a financial point of view, to such stockholders. Lehman Brothers' opinion will not be updated or modified.

         The full text of the written opinion of Lehman Brothers is attached as Appendix D to this Proxy Statement/Prospectus. Oclassen's stockholders may read such opinion for a discussion of the assumptions made, factors considered and limitations on the review undertaken by Lehman Brothers in rendering its opinion. Lehman Brothers' opinion is for the use and benefit of the Board of Directors of Oclassen and was rendered to the Board in connection with its consideration of the Merger. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any stockholder of Oclassen as to how such stockholder should vote with respect to the Merger Agreement. The summary of the opinion of Lehman Brothers set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

         No limitations were imposed by Oclassen on the scope of Lehman Brothers' investigation or the procedures to be followed by Lehman Brothers in rendering its opinion except that Oclassen did not authorize Lehman Brothers to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Oclassen's business. Lehman Brothers was not requested to and did not make any recommendation to the Oclassen Board as to the form or amount of consideration to be offered to Oclassen's stockholders in the Merger, which was determined through arm's-length negotiations between Oclassen and its financial and legal advisors and Watson and its financial and legal advisors. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Oclassen but made its determination as to the fairness, from a financial point of view, of the consideration to be offered to Oclassen's stockholders on the basis of the financial and comparative analyses described below. Lehman Brothers was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision of the Oclassen Board to proceed with or effect the Merger.

         In arriving at its opinion, Lehman Brothers reviewed and analyzed: (1) the Merger Agreement and the specific terms of the Merger, (2) such publicly available information concerning Watson that Lehman Brothers believed to be relevant to its analysis, (3) financial and operating information with respect to the business, operations and prospects of Oclassen furnished to Lehman Brothers by Oclassen, including without limitation certain projections prepared by management of Oclassen, (4) financial and operating information with respect to the business, operations and prospects of Watson furnished to Lehman Brothers by Watson, including without limitation certain projections prepared by management of Watson, (5) a three-year trading history of Watson's common stock and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant, (6) a comparison of the historical financial results and present financial condition of Oclassen with those of other companies that Lehman Brothers deemed relevant, (7) a comparison of the historical financial results and present financial condition of Watson with those of other companies that Lehman Brothers deemed relevant, (8) third party research analysts' quarterly and annual earnings estimates and recommendations for Watson, (9) the potential pro forma financial effects of the Merger, and (10) a comparison of the financial terms of the Merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant. In addition, Lehman Brothers had discussions with the managements of Oclassen and Watson concerning their respective businesses, operations, assets, financial conditions and prospects and the operating synergies and strategic benefits expected to result from a combination of the businesses of Oclassen and Watson and undertook such other studies, analyses and investigations as it deemed appropriate.

         In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of management of Oclassen that they were not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of Oclassen, upon advice of Oclassen Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Oclassen as to the future financial performance of Oclassen, and Lehman Brothers relied upon such projections in arriving at its opinion. With respect to the financial forecasts of Watson, Lehman Brothers assumed that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Watson as to the future financial performance of Watson and that Watson would perform substantially in accordance with such forecasts. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Oclassen or Watson and did not make or obtain any evaluations or appraisals of the assets or liabilities of Oclassen or Watson. In addition, Oclassen did not authorize Lehman Brothers to solicit, and Lehman Brothers did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of Oclassen's business. However, in arriving at its opinion, Lehman Brothers considered the proposals received by Oclassen from investment banking firms regarding a theoretical public market valuation of Oclassen in connection with an initial public offering. Upon advice of Oclassen and its legal and accounting advisors, Lehman Brothers assumed that the Merger would qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the stockholders of Oclassen. Lehman Brothers' opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its September 25, 1996 written opinion.

         In connection with preparing its presentation to the Oclassen Board on September 24, 1996, and its written opinion dated September 25, 1996, Lehman Brothers performed a variety of financial and comparative analyses as summarized below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Lehman Brothers assumed stable business and economic conditions and a stable competitive environment in the markets in which Oclassen and Watson operate. These conditions and environments are beyond the control of Oclassen and Watson. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than as set forth therein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

Exchange Ratio Analysis. This analysis sets forth the implied value to be received by Oclassen stockholders on a per share basis and describes the number of Watson common shares to be received for each Oclassen common share outstanding under various Watson common stock price scenarios. The closing price of Watson Common Stock on September 20, 1996 (the last trading day prior to the preparation of Lehman Brothers' presentation to the Oclassen Board on

September 24, 1996) was $33.00. Within the negotiated collar range of $27.00 to $35.00 per Watson common share (the "Collar Range"), the $135 million aggregate purchase price for Oclassen implies a value of $12.93 per Oclassen share, including common and common equivalent shares and all outstanding options. At or above a price of $35.00 per Watson common share (the high end of the Collar Range) and at or below a price of $27.00 per Watson common share (the low end of the Collar Range), the implied exchange ratios are approximately 0.370 and 0.479 Watson common shares per Oclassen common share, respectively.

Analysis of Selected Publicly Traded Companies Comparable to Oclassen. In order to compare the valuation of Oclassen, based upon a $135 million aggregate purchase price (or $12.93 per common share on a fully diluted basis assuming conversion of all preferred shares to common stock) within the Collar Range (the "Oclassen Equity Value"), with the public market valuations of certain comparable companies and to assess changes in these valuations since January 1, 1996, Lehman Brothers analyzed selected financial data of Oclassen and similar publicly available data of selected companies engaged in businesses considered by Lehman Brothers to be comparable to that of Oclassen. Lehman Brothers reviewed the ratios of the Oclassen Equity Value to certain Oclassen-specific parameters and compared those ratios to similar ratios of the selected publicly traded comparable companies. Lehman Brothers also reviewed the changes in stock prices and price/earnings multiples of the selected comparable companies from January 1, 1996 to September 20, 1996. Lehman Brothers included in its review certain dermatology and related companies, including Medicis Pharmaceutical Corporation ("Medicis") and Penederm Incorporated ("Penederm"), in addition to certain specialty pharmaceutical companies, including Dura Pharmaceuticals, Inc., Forest Laboratories, Inc., Jones Medical Industries, Inc. and Roberts Pharmaceutical Corporation (the "Specialty Pharmaceutical Comparable Companies"). Lehman Brothers calculated the multiple of, among other things, the current stock price of Medicis, Penederm and the Specialty Pharmaceutical Comparable Companies to: (i) the estimated 1996 earnings per share (the "1996 P/E multiple") and (ii) the estimated 1997 earnings per share (the "1997 P/E multiple") for such companies based on estimates provided by IBES (a service company used widely by the investment community to gather earnings estimates from various research analysts). Lehman Brothers noted that, as of September 20, 1996, Medicis' 1996 P/E multiple was 41.6x, or 52.6x assuming the completion of its then pending common stock offering valued at approximately $75 million ("Post-Offering"); and the Specialty Pharmaceutical Comparable Companies had a mean 1996 P/E multiple of 50.6x and maximum and minimum 1996 P/E multiples of 70.5x and 18.9x, respectively. In addition, the Oclassen share prices implied by the above multiples are $17.94, $22.68, $21.82, $30.39 and $8.15, respectively, compared with $12.93 within the Collar Range. Lehman Brothers also noted that, as of September 20, 1996, Medicis' 1997 P/E multiple was 30.6x, or 38.6x Post-Offering; and the Specialty Pharmaceutical Comparable Companies had a mean 1997 P/E of 40.1x and maximum and minimum 1997 P/E multiples of 56.2x and 14.6x, respectively. In addition, the Oclassen share prices implied by the above multiples are $20.52, $25.89, $26.89, $37.69 and $9.79, respectively, compared with $12.93 within the Collar Range. $enederm had net losses forecasted for 1996 and 1997 and therefore provided no relevant comparison. Lehman Brothers noted that Oclassen's 1996 P/E multiple and 1997 P/E multiple of 30.0x and 19.3x, respectively, based on the Oclassen Equity Value, were below the multiples for Medicis and the mean multiples for the Specialty Pharmaceutical Comparable Companies. Lehman Brothers noted that as of September 20, 1996 the median changes from January 1, 1996 to September 20, 1996 of: (i) the stock prices and
(ii) the 1997 P/E Multiples of Medicis, Penederm and the Specialty Pharmaceutical Comparable Companies were 67.2% and 93.1%, respectively.

Analyses of Selected Comparable Transactions. In order to analyze the Oclassen Equity Value versus valuations paid in certain comparable transactions, Lehman Brothers compared selected financial data for Oclassen to similar publicly available data for nine selected transactions in the specialty and other pharmaceutical industries (the "Comparable Merger Transaction Universe"), which Lehman Brothers deemed to be comparable transactions. Lehman Brothers reviewed the ratios of either the Oclassen Equity Value or the sum of the Oclassen Equity Value and Oclassen's net debt to certain Oclassen-specific parameters and compared those ratios to similar ratios for the Comparable Merger Transaction Universe. The Comparable Merger Transaction Universe included the following transactions: Jones Medical Industries, Inc./Daniels Pharmaceuticals, Inc.; Teva Pharmaceutical Industries Ltd./Biocraft Laboratories Inc.; Watson Pharmaceuticals, Inc./Circa Pharmaceuticals, Inc.; IVAX Corporation/Zenith Laboratories, Inc.; Hoechst Celanese Corporation/Copley Pharmaceutical, Inc.; IVAX Corporation/LuChem Pharmaceuticals, Inc.; IVAX Corporation/Baker Cummins Dermatologicals, Inc.; Mylan Laboratories Inc./Dow B Hickam and Colgate-Palmolive Company/Scherer Healthcare, Inc. (Dental Pharmaceutical Business). Lehman Brothers noted that the total equity value as a multiple of LTM Net Income for Oclassen in the Merger was 34.6x as compared with 37.0x for the mean of the Comparable Merger Transaction Universe and 65.3x and 8.3x for the maximum and minimum multiples, respectively. The Oclassen share prices implied by the above multiples are $13.83, $24.40 and $3.10, respectively, compared with $12.93 within the Collar Range. Lehman Brothers also calculated the multiple of equity value plus net debt to: Last Twelve Months ("LTM") Revenues, LTM Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") and LTM Earnings Before Interest and Taxes ("EBIT"). Lehman Brothers observed that Oclassen's transaction multiples were 3.54x, 29.4x and 38.1x, respectively, as compared to the mean transaction multiples of the Comparable Merger Transaction Universe of 5.22x, 24.1x and 26.4x, respectively, and as compared to the maximum multiples of 13.99x, 39.0x and 42.4x and the minimum multiples of 1.14x, 5.6x and 5.9x, respectively. The Oclassen share prices implied by the above multiples are $17.99, $11.05, $9.67, $44.29, $16.43,
$14.12, $5.75, $4.36 and $3.97, respectively, compared with $12.93 within the Collar Range.

         However, because the reasons for and the circumstances surrounding each of the transactions analyzed were specific to each such transaction, and because of the inherent differences among the businesses, operations and prospects of the selected acquired companies analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable transactions analysis and, accordingly, also made qualitative judgments concerning differences between the structures, terms and characteristics of these transactions and the Merger that would affect the transaction values of Oclassen and such acquired companies. In particular, Lehman Brothers considered the size and desirability of the markets of operation relative to those of Oclassen's, the strategic fit of the acquired company with the acquiring company, the form of consideration offered to the seller and the tax characteristics of the transaction. These qualitative judgments do not lead to specific conclusions regarding the Oclassen Equity Value, but rather were part of Lehman Brothers' evaluation of the relevancy of this comparative analysis under the particular circumstances of the Merger.

Oclassen Discounted Cash Flow Analysis. Lehman Brothers calculated the present value of the future streams of after-tax cash flows that Oclassen could be expected to produce over a five-year period in order to measure the potential theoretical equity valuation of Oclassen. The analysis utilized financial and operating information relating to the business, operations and prospects of Oclassen provided by Oclassen's management and relied on certain assumptions with respect to Oclassen's future business and operations. After-tax cash flows were calculated as the unlevered after-tax earnings plus Amortization and Depreciation less net changes in non-cash Working Capital and Capital Expenditures. Lehman Brothers calculated terminal values for Oclassen in 2001 by applying to a projected EBIT a range of multiples of 8.0x to 16.0x. Lehman Brothers' determination of the appropriate range of multiples was based on an assessment of current trading multiples of the Specialty Pharmaceutical Comparable Companies and on Lehman Brothers' general experience in valuations of companies. The cash flow streams and terminal values were then discounted to present values using a range of discount rates of 25.0% to 35.0%, which were chosen based on several assumptions regarding factors such as the inflation rate, interest rates, the inherent business risk in Oclassen's business and new product development, and the cost of capital of Oclassen. Lehman Brothers calculated the implied equity values under two different scenarios which differed only in that they utilized different product pipeline realization assumptions in calculating the terminal year 2001 EBIT and after-tax cash flows. The analysis yielded a range of values for Oclassen Common Stock on a fully diluted basis of $90.4 million to $340.2 million. The Oclassen share prices implied by the above equity values are $8.66 and $32.59, respectively, compared with $12.93 within the Collar Range. Lehman Brothers noted that the Oclassen Equity Value was within the reference range.

Watson Common Stock Price Trading Analysis. In order to analyze Watson's stock as the consideration to be received in the Merger by Oclassen stockholders, Lehman Brothers analyzed Watson's stock price over the 52-week period ended September 20, 1996. In addition, Lehman Brothers reviewed certain publicly available forecasts as to Watson's future earnings performance. The closing price of Watson Common Stock on September 20, 1996 was $33.00 per share. The high and low closing prices for Watson Common Stock for the preceding 52-week period were $49.50 and $26.00, respectively. Lehman Brothers noted that Watson's stock price experienced significant volatility and significant net declines during the 52 weeks ended September 20, 1996. Watson's stock experienced four price drops of between 15% and 25% from November 1995 through July 1996, largely as a result of external sector and market factors including investor sentiment about the generic pharmaceutical industry. Watson's stock price declined more than 20% in August 1996, to its 52-week low of $26.00, as a result of the new competitive environment for Watson's Somerset Joint Venture which had changed based on an announcement made in August 1996 ("the Competition Announcement"). Lehman Brothers noted that the Collar Range provided protection to preserve the $135 million of value to Oclassen's stockholders within the range of $27.00 to $35.00 per Watson share in light of the recent volatility in Watson's share price. In addition, for the 52-week period preceding September 20, 1996, Lehman Brothers analyzed: (i) Watson's stock price performance relative to the Generic Drug Comparable Companies and the Nasdaq Composite Index and (ii) the trading volume distribution by price of Watson's common stock. Lehman Brothers noted that during this period Watson under-performed both the Generic Drug Comparable Companies and the Nasdaq Composite Index and that the majority of Watson common stock traded in this period was traded for prices above the Collar Range. Lehman Brothers also analyzed the premium or discount of the share prices at the high and low ends of the Collar Range versus Watson's 30-, 60-, 90-, 180- and 360-day average share prices and Watson's 52-week high and low share prices. Lehman Brothers noted that the high end of the Collar Range represented a premium to the 30-, 60-, and 90-day averages and the 52-week low and represented a discount to the 180- and 360-day averages and the 52-week high share price. Lehman Brothers also noted that the low end of the Collar Range represented a discount to all of the above share prices excluding the 52-week low. Lehman Brothers also observed third party analysts' expectations for Watson's earnings, noting that Watson's five-year median IBES estimated growth rate for earnings per share was 21.5%.

Historical Forward Price/Earnings Analysis. In order to compare the current valuation of Watson on a forward P/E multiple (the "Forward P/E") basis with its historical valuation on a Forward P/E basis, Lehman Brothers analyzed Watson's current and historical Forward P/E's. Lehman Brothers calculated Watson's current (as of September 20, 1996) and historical Forward P/E using Watson's stock price performance since the beginning of 1993 and historical earnings per share estimates for Watson from IBES, in addition to a modified earnings per share estimate from First Call (another service company used widely by the investment community to gather earnings estimates from various research analysts), to calculate only the Forward P/E as of September 20, 1996. Lehman Brothers utilized First Call estimates for the Forward P/E as of September 20, 1996 because First Call estimates, while substantially similar to IBES estimates in aggregate, can be broken down by individual research analyst which allowed Lehman Brothers to examine which analysts had revised their estimates downward to give effect to the Competition Announcement. Lehman Brothers used a 1997 earnings per share estimate of $2.20, which was the median estimate of the three analysts who had given effect to the Competition Announcement. As of September 20, 1996, Watson's Forward P/E multiple was 15.0x, based on Watson's $33.00 stock price and its estimated 1997 earnings per share of $2.20. This figure falls within the Forward P/E multiple range of 14.1x to 34.7x in which Watson Common Stock has traded since the beginning of 1993.

Watson Common Stock Trading Volume Analysis. Lehman Brothers analyzed the historical daily trading volume of Watson Common Stock over various periods so that the Oclassen Board could consider the opportunity for those Oclassen stockholders who, after the Merger, choose to sell all or a portion of their Watson Common Stock to achieve complete or partial liquidity of their holdings. The 30, 60, 90, 180 and 360 day average daily trading volume of Watson Common Stock was approximately 397,864,

637,670, 634,942, 468,873 and 424,781 shares, respectively. Lehman Brothers noted that these volumes should represent sufficient trading levels to provide liquidity to Oclassen stockholders, if desired.

Analysis of Selected Publicly Traded Companies Comparable to Watson. In order to compare the equity value of Watson with the public market equity values of certain comparable companies and to assess changes in these valuations since January 1, 1996, Lehman Brothers analyzed selected publicly available financial data of Watson and similar data of selected companies engaged in businesses considered by Lehman Brothers to be comparable to that of Watson. Lehman Brothers reviewed the ratios of Watson's equity value to certain Oclassen-specific parameters and compared those ratios to similar ratios of the selected publicly traded comparable companies. Lehman Brothers also reviewed the changes in stock prices and price/earnings multiples of the selected comparable companies from January 1, 1996 to September 20, 1996. Lehman Brothers included in its review ALPHARMA Inc., Copley Pharmaceutical, Inc., IVAX Corporation, Mylan Laboratories Inc. and Teva Pharmaceutical Industries Ltd. ("the Generic Drug Comparable Companies"). The Generic Drug Comparable Companies were selected based on general business, operating and financial characteristics representative of companies in the industry in which Watson operates. Lehman Brothers calculated, among other things, the 1996 P/E multiple and the 1997 P/E multiple for Watson and the Generic Drug Comparable Companies based on estimates provided by First Call and IBES, respectively. Lehman Brothers utilized First Call estimates for Watson for the reasons noted above. Lehman Brothers used earnings estimates for Watson of $1.92 and $2.20 for 1996 and 1997, respectively, which were the median 1996 earnings per share estimate among all analysts and the median 1997 earnings per share estimate among analysts who had given effect to the Competition Announcement. Lehman Brothers noted that as of September 20, 1996, Watson's 1996 P/E multiple was 17.2x as compared to 25.0x for the median of the Generic Drug Comparable Companies and as compared to maximum and minimum 1996 P/E multiples of 42.7x and 15.1x, respectively. Watson's 1997 P/E multiple was 15.0x as compared to 16.7x for the median multiple of the Generic Drug Comparable Companies and as compared to maximum and minimum 1997 P/E multiples of 20.5x and 11.8x, respectively. Lehman Brothers noted that as of September 20, 1996 the median changes from January 1, 1996 to September 20, 1996 of: (i) the stock prices and (ii) the 1997 P/E Multiples of the Generic Drug Comparable Companies were negative 31.4% and 2.8%, respectively. Lehman Brothers noted that Watson's stock price declined 32.7% and its 1997 P/E Multiple also declined 32.7% over the above time frame.

Lehman Brothers also calculated the multiple of, among other things, equity market value plus net debt to: (i) LTM Revenues and (ii) LTM EBIT. Lehman Brothers noted that as of September 20, 1996, Watson Common Stock traded at 7.06x LTM Revenues and 24.5x LTM EBIT compared with 1.78x and 24.3x, respectively, for the median multiples of the Generic Drug Comparable Companies and compared with 4.68x and 27.7x for the maximum multiples and 1.20x and 12.1x for the minimum multiples of the Generic Drug Comparable Companies. Lehman Brothers noted that the 1997 P/E multiple compared to the expected five-year growth rate in earnings per share for Watson was 0.70x compared with 0.68x for the median of the Generic Drug Comparable Companies and compared with 0.91x and 0.47x for the maximum and minimum multiples, respectively. Finally, Lehman Brothers calculated the multiple of, among other things, the current stock price to: (i) LTM earnings per share (the "LTM P/E multiple") and (ii) book value (the "book value multiple"). Lehman Brothers noted that as of September 20, 1996, Watson's LTM P/E multiple was 19.9x as compared with 23.8x for the median multiple of the Generic Drug Comparable Companies and compared with 36.1x and 17.3x for the maximum and minimum multiples, respectively. In addition, Watson's book value multiple was 3.6x versus 2.2x for the median multiple of the Generic Drug Comparable Companies and compared with 5.8x and 1.7x for the maximum and minimum multiples, respectively. Given this analysis, Lehman Brothers noted that Watson Common Stock was generally trading at a slight discount to its Generic Drug Comparable Companies based on P/E multiples and at a slight premium to its Generic Drug Comparable Companies based on other multiples.

Pro Forma Analysis. Based on an analysis of the pro forma effects of the Merger, Lehman Brothers calculated: (i) earnings accretion or dilution to Watson and Oclassen stockholders, (ii) the percentage of the combined company owned by Oclassen stockholders under different Watson stock price scenarios and (iii) the pro forma capitalization of the combined company. Lehman Brothers noted that, assuming no synergy savings and excluding one-time extraordinary charges, the Merger is modestly dilutive to Watson's projected earnings per share in 1996 and slightly dilutive in 1997. However, assuming moderate synergy savings, per discussions with Watson and Oclassen, the Merger is neither dilutive nor accretive in 1996 and accretive in 1997. Lehman Brothers also analyzed Oclassen's net income on a stand-alone basis and the net income of the combined company apportionable to Oclassen stockholders and found that the transaction is accretive to Oclassen stockholders for both fiscal 1996 and 1997. Lehman Brothers also noted that, on a fully diluted basis, Oclassen stockholders would own approximately 11.1%, 9.3%, or 8.8% of Watson on a fully diluted basis after completion of the Merger, assuming Watson's stock price is: at or below the low end of the Collar Range, at $33.00 per share (the stock price at September 20, 1996) or at or above the high end of the Collar Range, respectively. Lehman Brothers also analyzed the pro forma capitalization of Watson and noted that the merger would slightly increase Watson's cash and stockholders' equity accounts.

Contribution Analysis. Lehman Brothers reviewed, among other things, the respective contributions of Watson and Oclassen to the estimated Revenue, Operating Income and Net Income of the merged company for fiscal 1996 and fiscal 1997. The analysis utilized financial and operating information relating to the business, operations and prospects of Watson and Oclassen provided by Watson and Oclassen, respectively, and assumed no synergy savings. The analysis indicated that: (i) in fiscal 1996 Oclassen would contribute approximately 14% of Revenue, 3% of EBIT and 6% of Net Income of the merged company and (ii) in fiscal 1997 Oclassen would contribute approximately 14% of Revenue, 5% of EBIT and 8% of Net Income of the merged company.

Engagement of Lehman Brothers. Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate, estate and other purposes. The Oclassen Board selected Lehman Brothers because of its expertise, reputation and familiarity with the health care industry in general, and with Oclassen, the specialty pharmaceutical industry and generic pharmaceutical industry in particular, and because its investment banking professionals have substantial experience in transactions similar to the Merger. Oclassen has been a client of Lehman Brothers for over five years.

Pursuant to an engagement letter between Oclassen and Lehman Brothers, Oclassen has agreed to pay Lehman Brothers a fee of approximately $1,350,000 for acting as financial advisor in connection with the Merger, including rendering its opinion. Of such fee a $75,000 retainer was due upon signing of the engagement letter and $300,000 was due upon delivery of the written opinion and the remainder is payable upon consummation of the Merger. Oclassen also agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses and to indemnify Lehman Brothers for certain liabilities that may arise out of the rendering of its opinion. Lehman Brothers may actively trade in the equity securities of Watson for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Lehman Brothers has provided certain investment banking services to Oclassen from time to time.

CALIFORNIA FAIRNESS HEARING

          In connection with the issuance of the Watson Common Stock pursuant to the Merger, Watson requested the California Department of Corporations to issue a permit pursuant to Section 25121 of the California Corporations Code and that the Department of Corporations hold a hearing as to the fairness of the proposed Merger pursuant to Section 25142 of the California Corporations Code. The purpose of Watson's request was to facilitate an exemption from registration under Section 3(a)(10) of the Securities Act. A hearing upon the fairness of the proposed transaction was held on Friday, November 8, 1996 following notice to the Oclassen stockholders. Following the hearing, the Commissioner of Corporations issued the requested permit based upon a finding that the terms of the proposed Merger are fair. A copy of the text of the permit is attached to this Proxy Statement/Prospectus as Appendix F. However, this offering of Watson Common Stock is being made by registration upon the effectiveness of the Registration Statement, and not by means of the Section 3(a)(10) or other exemption under the Securities Act.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF OCLASSEN

          The Board of Directors of Oclassen believes that the Merger is fair to and in the best interests of Oclassen and its stockholders and recommends that the Oclassen stockholders vote for approval and adoption of the Merger
Agreement and approval of the Merger. In reaching its determination, the Oclassen Board of Directors consulted with Oclassen management, as well as its legal counsel and its financial advisors, and, in addition to the anticipated benefits described above, considered the following material factors:

                  (1) Oclassen's strategic alternatives, including remaining a separate company in light of consolidation in the healthcare industry. See "--Background of the Merger." Oclassen's Board of Directors believes that the Merger will create a significantly stronger pharmaceutical business than the two companies have operating independently and will enable Oclassen's stockholders to continue to share in the profits from Oclassen's current and future activities while reducing the risks to which Oclassen would be subject as an independent company.

                  (2) Information concerning the financial performance, condition and business operations of Watson and Oclassen. See the separate historical financial statements and the unaudited pro forma condensed combined financial data of Watson and Oclassen that are included elsewhere in this Proxy Statement/Prospectus or incorporated in this Proxy Statement/Prospectus by reference.

                    (3) The presentation of Lehman Brothers delivered to Oclassen's Board of Directors at its meeting on September 24, 1996, and the opinion of Lehman Brothers to the effect that, as of September 25, 1996, the Merger was fair, from a financial point of view, to the Oclassen stockholders. See "--Opinion of Oclassen's Financial Advisor."

                  (4) The existing trading market for Watson Common Stock. Oclassen's Board concluded that the Merger would provide Oclassen stockholders with shares for which there is an established and liquid trading market.

                  (5) The fact that the Merger will afford Oclassen's stockholders the opportunity to receive Watson Common Stock in a non-taxable transaction for federal income tax purposes.

                   (6) The opportunity for Oclassen's stockholders to continue to share in the potential for long term gains from their investment in Oclassen through their ownership of Watson Common Stock following the Merger.


                   (7) The terms of the Merger, which were negotiated at arms-length and over a significant period of time by the parties. The Oclassen Board of Directors was concerned that, if the Merger was not consummated after being publicly announced, Oclassen's reputation might be damaged (even if non-consummation of the Merger was not a result of any action or inaction by Oclassen), which could limit strategic alternatives available to Oclassen in such event, such as an initial public offering or other acquisition transactions. Accordingly, Oclassen's Board of Directors deemed it important that the Merger Agreement have minimal risk of termination, regardless of the market value of Watson Common Stock during the period between signing of the Merger Agreement and consummation of the Merger. In considering the terms of the Merger, particular attention was given by the Oclassen Board of Directors to (a) the consideration to be received by the Oclassen stockholders, including the structure and terms of the pricing collar, (b) the treatment of outstanding options to acquire Oclassen Common Stock, (c) the benefits to be provided to Oclassen employees after the Merger when they will be employees of Watson, (d) the term and extent of the Escrow, including the fact that no claims may be made against the Escrow until total claims exceed $600,000, (f) the extent of the indemnification obligations of Oclassen and Watson and (g) the conditions under which the Merger Agreement could be terminated and the fact that upon any such termination, each party would bear its own expenses incurred in connection with the transaction, but that no break-up fees would be payable by either party. The Oclassen Board of Directors also considered the "no-shop" provisions of the Merger Agreement, which obligate Oclassen, (a) except to the extent reasonably required by fiduciary duty obligations under applicable laws, not to initiate, solicit, encourage or negotiate any other merger, acquisition, consolidation or similar transaction, (b) to terminate any such activities existing at the time the Merger Agreement was executed (there were none) and (c) to notify Watson if any inquiries, proposals, discussions or negotiations are received or initiated (none have been to date). The Oclassen Board of Directors recognized and considered the fact that the "no-shop" provisions would essentially prevent Oclassen from considering or entering into any other acquisition transaction with a party other than Watson. When it considered whether or not to recommend approval of the Merger and the Merger Agreement, the Oclassen Board of Directors was aware of the terms of the employment agreements to be entered into with three executive officers, two of whom (Messrs. Oclassen and Johnson) also serve as directors of Oclassen. The Oclassen Board of Directors believes that retention of key officers and employees of Oclassen after consummation of the Merger will be an important factor in any future development of the Oclassen business and considered such employment agreements to be reasonable in scope and an effective means for retaining these officers after consummation of the Merger, although there can be no assurances that such individuals will not, voluntarily or involuntarily, discontinue their employment by Oclassen after the Merger. The Oclassen Board of Directors unanimously recommends a vote for the approval of the Merger and the Merger Agreement. The Board of Directors of Oclassen does not believe that the existence of such agreements, or the assumption of outstanding Oclassen Options by Watson, creates a conflict of interest with respect to the vote of Messrs. Oclassen or Johnson, or any other member of the Oclassen Board of Directors to recommend approval of the Merger and the Merger Agreement. In addition, Messrs. Oclassen and Johnson do not believe that the terms of their employment agreements were deciding factors in their individual decisions to vote to approve the Merger and the Merger Agreement. Even if the votes of Messrs. Oclassen and Johnson are not counted, the requisite vote of the Oclassen Board of Directors to approve the Merger and the Merger Agreement was obtained. The material terms of the employment agreements are described under the heading "--Interests of Certain Persons in the Merger" and should be considered by stockholders of Oclassen in their determination as to whether or not to vote to approve the Merger. The Oclassen Board of Directors considered the terms of the Merger as a whole (and not individually) and, given their experience in similar transactions, analysis of comparable transactions and advice of Oclassen's financial and legal advisors, determined to approve the Merger and adopt the Merger Agreement.



                  (8) The fact that the Merger will be accounted for as a pooling of interests.

                  (9) The likelihood that the Merger will be consummated.

                 (10) The advantages and disadvantages of the Merger of Oclassen described above under "--Oclassen's Reasons for the Merger;
         Advantages and Disadvantages of the Merger."


           In view of the wide variety of factors considered in connection with its evaluation of the proposed Merger, the Oclassen Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. See "--Oclassen's Reasons for the Merger; Advantages and Disadvantages of the Merger."

             THE OCLASSEN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
          A VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT
                          AND APPROVAL OF THE MERGER.

APPROVAL OF THE BOARD OF DIRECTORS OF WATSON
           The Board of Directors of Watson believes that the Merger is fair to and in the best interests of Watson and its stockholders, and therefore approved the Merger. In reaching its determination, the Watson Board consulted with Watson management, as well as its legal counsel and its financial advisors, and, in addition to the anticipated benefits described above, considered the following material factors:

                  (i) Watson's Board believes that the Merger will create a significantly stronger pharmaceutical business than the two companies have operating independently and will reduce risks to which Watson would be subject as a stand-alone company.

                  (ii) Information concerning the financial performance, condition and business operations of Watson and Oclassen. See the separate historical financial statements and the unaudited pro forma condensed combined financial data of Watson that are included elsewhere in this Proxy Statement/Prospectus or incorporated in this Proxy Statement/Prospectus by reference.

                  (iii) The presentation of Furman Selz delivered to Watson's Board at its meeting on September 24, 1996, and the opinion of Furman Selz to the effect that, as of September 20, 1996, the Merger was fair, from a financial point of view, to the Watson stockholders. See "The Merger -- Opinion of Watson's Financial Advisor."

                  (iv) The terms and conditions of the Merger, the Merger Agreement and related matters. In considering the terms of the Merger, particular attention was given by the Watson Board of Directors to (a) the consideration to be received by the Oclassen stockholders, including the structure and terms of the pricing collar,
         (b) the treatment of outstanding options to acquire Oclassen Common Stock, (c) the term and extent of the Escrow, including the fact that no claims may be made against the Escrow until total claims exceed $600,000, (d) the extent of the indemnification obligations of Oclassen and Watson and (e) the conditions under which the Merger Agreement could be terminated and the fact that upon any such termination, each party would bear its own expenses incurred in connection with the transaction, but that no break-up fees would be payable by either party. The Board of Directors of Watson considered the terms of the Merger as a whole (and not individually) and, given its experience in similar transactions, analysis of comparable transactions and advice of Watson's financial and legal advisors, determined to approve the Merger and adopt the Merger Agreement.

                  (v) The fact that the Merger will be accounted for as a pooling of interests.

                  (vi) The likelihood that the Merger will be consummated.

                  (vii) The advantages and disadvantages of the Merger for Watson, described under the heading "--Watson's Reasons for the Merger; Advantages and Disadvantages of the Merger."

        In view of the wide variety of factors considered in connection with its evaluation of the proposed Merger, the Watson Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Each of the directors and officers of Oclassen are stockholders and/or option holders of Oclassen. As such, they will receive the same consideration as other stockholders and option holders of Oclassen in the Merger. However, in considering the recommendation of the Board of Directors of Oclassen with respect to the Merger, Oclassen stockholders should be aware that Glenn A. Oclassen, Chairman of the Board of Directors of Oclassen, Terry L. Johnson, President, Chief Executive Officer and a director of Oclassen and Anthony A. DiTonno, Vice President, Sales and Marketing of Oclassen have certain interests in the Merger that are in addition to the interests of security holders of Oclassen generally. In particular, in connection with the Merger, each of these executive officers of Oclassen will enter into an employment agreement with Watson providing for, among other things, the grant of additional options to purchase shares of Watson Common Stock and severance payments under certain circumstances. See "--Employment Agreements with Certain Oclassen Officers."

           Stock Option Plans. As provided in the Merger Agreement, by virtue of the Merger, all options (the "Oclassen Options") outstanding at the Effective Time under Oclassen's 1992 Stock Option Plan, Oclassen's 1992 Director Stock Option Plan or otherwise (collectively, the "Oclassen Stock Option Plans"), whether or not then exercisable, will be assumed by Watson and converted into and become a right to purchase Watson Common Stock. Each of the directors and officers of Oclassen holds one or more options to acquire Oclassen Common
Stock, which will be assumed by Watson in connection with the Merger. Each Oclassen Option assumed by Watson will be exercisable upon the same terms and conditions as under the applicable Oclassen Stock Option Plan and applicable option agreements issued thereunder, except that (i) each Oclassen Option will be exercisable for the whole number of shares of Watson Common Stock equal to the product (rounded to the nearest whole share, with 0.5 rounded upward), of
(A) the number of shares of Oclassen Common Stock subject to the unexercised portion of the Oclassen Option immediately prior to the Effective Time, times
(B) the Exchange Ratio (as defined below in "The Merger Agreement -- The Merger") and (ii) the per share exercise price for each such Oclassen Option will be equal to (A) the per share exercise price for each share of Oclassen Common Stock subject to such Oclassen Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (the option price per share, as so determined, being rounded to the nearest full cent, with $0.005 rounded upward). As of January 20, 1997, there were 1,478,489 Oclassen Options outstanding at a weighted average price of $3.14 per share (at exercise prices ranging from $3.00 to $10.00 per share). See "The Merger Agreement--The Merger."


          Employment Agreements with Certain Oclassen Officers. Watson believes that the continued success of Oclassen is partially dependent on the retention of certain key personnel of Oclassen. In order to retain the services of Glenn
A. Oclassen, the Chairman of the Board of Directors of Oclassen, Terry L. Johnson, the President and Chief Executive Officer of Oclassen, and Anthony A. DiTonno, the Vice President, Sales and Marketing of Oclassen, upon the consummation of the Merger, such officers of Oclassen will each enter into an employment agreement with Watson and Oclassen. Under the terms of the employment agreements, Messrs. Oclassen, Johnson and DiTonno will receive annual base salaries of $235,000, $315,000 and $188,000, respectively, subject to such adjustments as the Chairman and Chief Executive Officer of Watson (or the Board of Directors of Oclassen in the case of Messrs. Oclassen and DiTonno) may, in his or its sole discretion, from time to time determine. In addition, Mr. Johnson may receive a bonus, the amount of which will be determined at the end of each calendar year by the Chairman and Chief Executive Officer of Watson and which shall not exceed 40% of Mr. Johnson's then current annual base salary. Messrs. Oclassen and DiTonno may receive a bonus, the amount of which will be determined at the end of each calendar year by the Board of Directors of Oclassen. These employment agreements also provide, among other items, that upon consummation of the Merger, (i) Glenn A. Oclassen and Anthony A. DiTonno will each be entitled to receive options to purchase 30,000 shares of Watson Common Stock under Watson's 1991 Stock Option Plan; and (ii) Terry L. Johnson will be entitled to receive options to purchase 40,000 shares of Watson Common Stock under Watson's 1991 Stock Option Plan, in each case having an exercise price equal to the fair market value of the Watson Common Stock on the date of grant and vesting ratably over a five-year period. The value of such options will depend upon the extent to which such options actually vest and the difference between the exercise price for such options and the market price of the Watson Common Stock at the time such options are exercised and the shares are sold.

          Additionally, these employment agreements provide that if Watson terminates the employment of any of these employees without cause, Watson would
(i) in the case of Terry L. Johnson, continue to pay him his base salary for a period of nine months after the date of termination; and (ii) in the case of Glenn A. Oclassen and Anthony A. DiTonno, continue to pay them their base salaries for a period of one month for each year that such employees were employed by either Watson or Oclassen. If Watson terminates such employee's employment without cause after a change of control of Watson or such employee terminates his employment with Watson for good reason, the payments referenced above will be made to such employee in one lump sum. Assuming that such individuals were terminated without cause immediately after the Merger, Messrs. Oclassen, Johnson and DiTonno would be entitled to receive severance payments of $235,000, $236,250 and $125,333, respectively.

          In connection with these employment agreements, each of Messrs. Oclassen, Johnson and DiTonno has agreed, until the later of (a) the termination of the consulting arrangement with Watson or (b) nine months after termination of employment with Watson, not to compete in the dermatological business, and not to solicit employees or customers of Oclassen.

          Furthermore, if these employment agreements are terminated by Watson for any reason other than cause, death or disability, or by such employee for good reason on or prior to December 14, 1999, Watson agreed to enter into a consulting agreement with such employee through December 14, 1999. The value of such consulting arrangements cannot be quantified as it depends upon the date of any such termination and the extent of the consulting services provided.

         Bonuses and Benefit Plans. Each executive officer of Oclassen will, like other employees of Oclassen, be eligible to participate in the benefit programs assumed or made available by Watson following the Merger. In addition, at a meeting held on November 22, 1996, the Oclassen Board of Directors approved annual cash bonuses for 1996 performance to Oclassen officers and employees. These bonuses were consistent with Oclassen's past practices, were within the pool approved by Watson and were paid by Oclassen on January 2, 1997. See "The Merger Agreement -- Bonus and 401 (k) Plan."

          Board of Directors and Officers of Oclassen. At the Effective Time, the Board of Directors of Oclassen will consist of Dr. Allen Chao, Terry L. Johnson, Glenn A. Oclassen, Ronald R. Taylor, a current director of Watson, and Michel Feldman, a current director of Watson and Watson's outside legal counsel. Dr. Chao will serve as the Chairman of the Board of Directors of Oclassen, Mr. Oclassen will serve as the Vice-Chairman of the Board of Directors of Oclassen, Mr. Johnson will be elected as the President and Chief Executive Officer of Oclassen, Anthony A. DiTonno will be elected as the Vice President, Sales and Marketing of Oclassen and Frank Killey, Ph.D, the current Vice President, Research and Development of Oclassen, will be elected as the Vice President of Research and Development of Oclassen. The officers and directors of Watson will not be affected by the Merger.

ACCOUNTING TREATMENT

          Watson and Oclassen believe that the Merger will qualify as a pooling of interests for accounting and financial reporting purposes, and have been so advised by Price Waterhouse LLP, Watson's independent public accountants. Under this method of accounting, the assets and liabilities of Watson and Oclassen will be combined based on the respective carrying values of the accounts in the historical financial statements of each entity. Results of operations of the combined company will include income and loss of Watson and Oclassen for the entire fiscal period in which the combination occurs and the historical results of operations of the separate companies for fiscal years prior to the Merger will be combined and reported as the results of operations of the combined company.

          Consummation of the Merger is conditioned upon the receipt by Watson of a letter from Price Waterhouse LLP, stating that, in its opinion, the Merger will qualify as a pooling of interests for accounting purposes. In addition, consummation of the Merger is conditioned upon Oclassen having received from Arthur Andersen LLP a letter, dated the Closing Date, indicating that Oclassen has not taken any action that would preclude it from entering into a transaction that would be treated as a "pooling of interests" for accounting purposes. See "The Merger Agreement--Conditions" and "Unaudited Pro Forma Condensed Combined Financial Information." Certain events, including certain transactions with respect to Oclassen Common Stock, Oclassen Preferred Stock or Watson Common Stock by affiliates of Oclassen or Watson, respectively, may prevent the Merger from qualifying as a pooling of interests for accounting and financial reporting purposes. See "--Resale Restrictions."

FEDERAL INCOME TAX CONSEQUENCES

          The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of Oclassen Common Stock and Oclassen Preferred Stock upon an exchange of such shares in the Merger and reflects the tax opinions that have been rendered by tax counsel to Watson, D'Ancona & Pflaum, and to Oclassen, Venture Law Group, A Professional Corporation (the "Tax Opinions"), as to the treatment of the Merger as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the "Code"). The Tax Opinions have been filed as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part. This discussion is based on currently existing provisions of the Code, existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Watson, Oclassen or the Oclassen stockholders as described herein. Neither Oclassen, Watson nor their respective counsel undertakes to advise Oclassen stockholders of any such changes in the application or interpretation of such federal income tax law.

          The respective obligations of Watson and Oclassen to consummate the Merger are conditioned upon the receipt of the Tax Opinions (which have been rendered), to the effect that the Merger will be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code. If so treated, subject to the limitations and qualifications referred to herein, the following tax consequences will generally result:

          (a) No gain or loss should be recognized by holders of shares of Oclassen Common Stock or Oclassen Preferred Stock solely upon their receipt in the Merger of shares of Watson Common Stock (except to the extent of cash received in lieu of a fractional share of Watson Common Stock) in exchange therefor;

          (b) The aggregate tax basis of the shares of Watson Common Stock received in the Merger (including any fractional share not actually received) should be the same as the aggregate tax basis of shares of Oclassen Common Stock or Oclassen Preferred Stock surrendered in exchange therefor;

          (c) The tax holding period of the shares of Watson Common Stock received in the Merger should include the period for which the shares of Oclassen Common Stock or Oclassen Preferred Stock surrendered in exchange therefor were held, provided that the shares of Oclassen Common Stock or Oclassen Preferred Stock are held as a capital asset at the time of the Merger;

          (d) An Oclassen stockholder who exercises appraisal rights with respect to a share of Oclassen Common Stock or Oclassen Preferred Stock and receives payment for such share in cash should generally recognize capital gain or loss for federal income tax purposes (if such share is held as a capital asset at the time of the Merger), measured by the difference between such stockholder's basis in such share and the amount of cash received, provided that the payment is neither essentially equivalent to a dividend within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the Code;

          (e) Cash payments in lieu of a fractional share should be treated as if a fractional share of Watson Common Stock had been issued in the Merger and then redeemed by Watson. An Oclassen stockholder receiving such cash should generally recognize gain or loss upon such payment equal to the difference (if any) between such stockholder's basis in the fractional share and the amount of cash received; and

          (f) An Oclassen stockholder may recognize gain to the extent that such stockholder receives or is treated as receiving (directly or indirectly) cash or other consideration (other than solely shares of Watson Common Stock) in exchange for such stockholder's shares of Oclassen Common Stock or Oclassen Preferred Stock.

          Neither Watson nor Oclassen is requesting a ruling from the Internal Revenue Service ("IRS") in connection with the Merger. The Tax Opinions neither bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations made by Watson, Watson Sub, Oclassen and certain Oclassen stockholders. Of particular importance are certain assumptions and representations relating to the "continuity of interest" requirement.

          To satisfy the continuity of interest requirement, Oclassen stockholders must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their shares of Oclassen Common Stock or Oclassen Preferred Stock in anticipation of the Merger or (ii) the shares of Watson Common Stock to be received in the Merger (collectively, "Planned Dispositions"), such that the Oclassen stockholders, as a group, would no longer have a significant equity interest in the Oclassen business being conducted by Watson after the Merger. Planned Dispositions include, among other things, shares disposed of pursuant to the exercise of appraisal rights. Oclassen stockholders will generally be regarded as having a significant equity interest as long as the shares of Watson Common Stock received in the Merger (after taking into account Planned Dispositions, if any), in the aggregate, represents a substantial portion of the entire consideration received by the Oclassen stockholders in the Merger. If the continuity of interest requirement is not satisfied, the Merger would not be treated as a "reorganization."

          Even if the Merger qualifies as a "reorganization," a recipient of shares of Watson Common Stock will recognize gain to the extent that such shares are received or considered to be received in exchange for services or property (other than solely shares of Oclassen Common Stock or Oclassen Preferred Stock). All or a portion of such gain may be taxable as ordinary income. Gain would also be recognized to the extent an Oclassen stockholder was treated as receiving other consideration (other than shares of Watson Common Stock) in exchange for his or her Oclassen capital stock or to the extent the Oclassen capital stock surrendered in the Merger was not equal in value to the shares of Watson Common Stock received in exchange therefor. The Tax Opinions and this discussion assume such equal value.

          A successful IRS challenge to the status of the Merger as a reorganization (as a result of failure to satisfy the continuity of interest requirement or for any other reason) would result in an Oclassen stockholder recognizing gain or loss with respect to each share of Oclassen capital stock surrendered equal to the difference between the stockholder's basis in such share and the fair market value, as of the time of the Merger, of the shares of Watson Common Stock received in exchange therefor (including any cash received in lieu of a fractional share). In such event, an Oclassen stockholder's aggregate basis in the shares of Watson Common Stock received in the exchange would equal such fair market value and his or her holding period for such shares would begin the day after the closing date of the Merger.

          The IRS has announced a ruling policy of treating cash paid in lieu of fractional share interests arising in corporate reorganizations as having been received by the stockholders in payment for the fractional share interests if the cash distribution is undertaken solely for the purpose of saving the corporation the expense and inconvenience of issuing and transferring fractional shares and is not a separately bargained for consideration. The IRS has stated further that the purpose of the transaction giving rise to the fractional share interests, the maximum amount of cash that may be received by any one stockholder and the percentage of the total consideration that will be cash are among the factors that will be considered in this connection. If so treated in the present case, gains and losses realized by Oclassen stockholders with respect to the receipt of cash in lieu of fractional shares will be capital gain or loss, provided that the shares surrendered are held as capital assets. Such capital gain or loss will be long-term capital gain or loss if the shares of Oclassen Common Stock or Oclassen Preferred Stock were held for more than one year at the Effective Time. To determine the amount of gain or loss, a portion of the basis in the Oclassen Common Stock and Oclassen Preferred Stock will be allocated to the fractional shares and the amount of gain or loss will be the difference between the amount of cash received and the amount of such basis.

          The foregoing discussion does not deal with all federal income tax considerations that may be relevant to Oclassen stockholders in light of their particular circumstances, such as Oclassen stockholders who are dealers in securities, subject to the alternative minimum tax provisions of the Code, foreign persons, persons who do not hold their shares of Oclassen Common Stock or Oclassen Preferred Stock as capital assets, or who acquired their shares of Oclassen Common Stock or Oclassen Preferred Stock in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the foregoing discussion does not address (i) the tax consequences of transactions effectuated prior or subsequent to or concurrently with the Merger (whether or not such transactions are in connection with the Merger), including without limitation, transactions in which shares of Oclassen Common Stock or Oclassen Preferred Stock are acquired or shares of Watson Common Stock are disposed of, or (ii) the tax consequences to holders of options or convertible securities issued by Oclassen which are assumed, exercised or converted, as the case may be, in connection with the Merger. Furthermore, no foreign, state or local tax considerations are addressed herein. Accordingly, OCLASSEN STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

REGULATORY APPROVAL

          Under the HSR Act, and the rules promulgated thereunder by the FTC, the Merger cannot be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. Watson and Oclassen each filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on October 18, 1996. The waiting period under the HSR Act expired by early termination on October 29, 1996. At any time before or after the Effective Time, even if the HSR Act waiting period has expired, the Antitrust Division, the FTC or any state could take action under the antitrust laws as it deems necessary or desirable. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of Oclassen or businesses or products of Watson or Oclassen by Watson. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

RESALE RESTRICTIONS


          All shares of Watson Common Stock received by Oclassen stockholders in the Merger will be registered under the Securities Act pursuant to the Registration Statement and will be freely transferable, except that shares of Watson Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Oclassen at the time of the Special Meeting may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of Watson) or as otherwise permitted under the Securities Act. Rule 145(d) under the Securities Act requires that, for specified periods, such sales may be made in compliance with the volume limitations, manner of sale provisions and current information requirements of Rule 144 under the Securities Act. The volume limitations should not pose any material limitations on any Oclassen stockholder who owns less than one percent of Watson's outstanding Common Stock after the Merger (approximately 40,724,810 shares of Watson Common Stock as of January 20, 1997 after giving effect to the shares to be issued in the Merger) unless, pursuant to Rule 144, such stockholder's shares are required to be aggregated with those of another stockholder. Persons who may be deemed to be affiliates of Oclassen or Watson generally include individuals or entities that control, are controlled by, or are under common control with, such party, and may include certain officers and directors of such party as well as principal stockholders of such party. The Merger Agreement requires Oclassen to cause each of its affiliates to execute a written agreement to the effect that such person will not offer to sell, transfer or otherwise dispose of any of the shares of Watson Common Stock issued to such person in or pursuant to the Merger unless (a) such sale, transfer or other disposition has been registered under the Securities Act, (b) such sale, transfer or other disposition is made in conformity with Rule 145 under the Securities Act or (c) in the opinion of counsel or pursuant to a "no-action" letter obtained from the Commission by such person, such sale, transfer or other disposition is exempt from registration under the Securities Act. In order to qualify for pooling of interests treatment, an affiliate of either Watson or Oclassen may not sell (subject to certain de minimis exceptions), or in any other way reduce said affiliate's risk relative to, the shares of Watson Common Stock until after such time as Watson publishes results covering at least 30 days of combined operations of Watson and Oclassen. Oclassen and Watson have each agreed that their respective affiliates will not engage in any such transactions. See "--Accounting Treatment" and "The
Merger Agreement--Certain Covenants."



                              THE MERGER AGREEMENT

          The following is a brief summary of the material provisions of the Merger Agreement not summarized elsewhere herein. A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the Merger Agreement.

THE MERGER

          Pursuant to the Merger Agreement, subject to the terms and conditions thereof, at the Effective Time, Watson Sub will be merged with and into Oclassen, with Oclassen being the surviving corporation in the Merger. Immediately after the Merger, Oclassen will become the wholly-owned subsidiary of Watson. The Merger will have the effects specified in the laws of the State of Delaware.

          Upon the satisfaction or waiver of all conditions to the Merger, and provided that the Merger Agreement has not been terminated or abandoned, Watson and Oclassen will cause Certificates of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware. The time at which the Merger becomes effective is referred to as the Effective Time. From and after the Effective Time, the surviving corporation of the Merger (Oclassen) will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities, liabilities and duties of Oclassen and Watson Sub, all as provided by applicable law.

          As a result of the Merger and without any action on the part of the holders thereof, other than shares held by Watson or any subsidiary of Watson or as to which dissenter's rights are properly exercised, (i) each share of Series A Preferred Stock of Oclassen, $0.001 par value per share ("Oclassen Series A Preferred"), outstanding at the Effective Time, plus all accrued and unpaid dividends thereon, will be converted into the right to receive the number of shares of Watson Common Stock equal to the following: $2.00 divided by the Average Closing Price (as defined below) (the "Oclassen Series A Preferred Payout"); (ii) each share of Series B Preferred Stock of Oclassen, $0.001 par value per share ("Oclassen Series B Preferred"), outstanding at the Effective Time, plus all accrued and unpaid dividends thereon, will be converted into the right to receive the number of shares of Watson Common Stock equal to the following: (A) the sum of $2.30 plus an amount equal to the cumulative dividends accrued at the rate of $0.184 per annum from April 22, 1994 to and including the date of closing of the Merger (the "Closing Date"); divided by (B) the Average Closing Price (the "Oclassen Series B Preferred Payout"); (iii) each share of Series C Preferred Stock of Oclassen, $0.001 par value per share ("Oclassen Series C Preferred"), outstanding at the Effective Time, plus all accrued and unpaid dividends thereon, will be converted into the right to receive the number of shares of Watson Common Stock equal to the following: (A) the sum of $4.364 plus an amount equal to the cumulative dividends accrued at the rate of $0.35 per annum from April 22, 1994 to and including the Closing Date; divided by (B) the Average Closing Price (the "Oclassen Series C Preferred Payout"); (iv) each share of Series D Preferred Stock of Oclassen, $0.001 par value per share ("Oclassen Series D Preferred"), outstanding at the Effective Time, plus all accrued and unpaid dividends thereon, will be converted into the right to receive the number of shares of Watson Common Stock equal to the following: (A) the sum of $5.00 plus an amount equal to the cumulative dividends accrued at the rate of $0.40 per annum from April 22, 1994 to and including the Closing Date; divided by (B) the Average Closing Price (the "Oclassen Series D Preferred Payout"); (v) each share of Series E Preferred Stock of Oclassen, $0.001 par value per share ("Oclassen Series E Preferred") outstanding at the Effective Time, plus all accrued and unpaid dividends thereon, will be converted into the right to receive the number of shares of Watson Common Stock equal to the following: (A) the sum of $12.00 plus an amount equal to the cumulative dividends accrued at the rate of $0.96 per annum from April 22, 1994 to and including the Closing Date; divided by (B) the Average Closing Price (the "Oclassen Series E Preferred Payout"); and (vi) each share of Oclassen Common Stock and each share of Oclassen Preferred Stock outstanding at the Effective Time will be converted into the right to receive the number of shares of Watson Common Stock equal to the following: (A)(I) $135,000,000; less (II) the sum of
(v) the Oclassen Series A Preferred Payout multiplied by the number of shares of Oclassen Series A Preferred outstanding at the Effective Time multiplied by the Average Closing Price; plus (w) the Oclassen Series B Preferred Payout multiplied by the number of shares of Oclassen Series B Preferred outstanding at the Effective Time multiplied by the Average Closing Price; plus (x) the Oclassen Series C Preferred Payout multiplied by the number of shares of Oclassen Series C Preferred outstanding at the Effective Time multiplied by the Average Closing Price; plus (y) the Oclassen Series D Preferred Payout multiplied by the number of shares of Oclassen Series D Preferred outstanding at the Effective Time multiplied by the Average Closing Price; plus (z) the Oclassen Series E Preferred Payout multiplied by the number of shares of Oclassen Series E Preferred outstanding at the Effective Time multiplied by the Average Closing Price; divided by (B) the aggregate number of shares of Oclassen Common Stock outstanding at the Effective Time on a fully diluted basis, including, without limitation, the number of shares of Oclassen Common Stock which can be purchased and/or received by the conversion of all outstanding shares of Oclassen Preferred Stock at the Effective Time, or the exercise of all outstanding options, warrants or other rights to purchase shares of Oclassen Common Stock, whether or not such rights are currently exercisable, at the Effective Time; and further divided by (C) the Average Closing Price (the "Exchange Ratio").

          As of December 31, 1996, the amount of accrued and unpaid dividends with respect to the Oclassen Series A Preferred Stock, the Oclassen Series B Preferred Stock, the Oclassen Series C Preferred Stock, the Oclassen Series D Preferred Stock and the Oclassen Series E Preferred Stock was $0, $0.184, $0.350, $0.400 and $0.960 per share, respectively. It is a condition of the Merger that at least 95% of the aggregate number of outstanding shares of Oclassen Preferred Stock shall have been voluntarily converted into shares of Oclassen Common Stock prior to the Effective Time. To date, Oclassen has received voluntary elections to convert from stockholders holding 100% of the outstanding Oclassen Preferred Stock indicating that all of the outstanding Oclassen Preferred Stock will be voluntarily converted into shares of Oclassen Common Stock immediately prior to the Effective Time. Upon such conversion, (i) each share of Oclassen Preferred Stock will be converted into one share of Oclassen Common Stock, (ii) all accrued and unpaid dividends on shares of Oclassen Preferred Stock will be forfeited and (iii) all of the premiums that holders of Oclassen Preferred Stock would have received upon the consummation of the Merger will be forfeited.

          As used in the Merger Agreement and herein, (i) the term "Oclassen Preferred Stock" means the Oclassen Series A Preferred, Oclassen Series B Preferred, Oclassen Series C Preferred, Oclassen Series D Preferred and Oclassen Series E Preferred, together; and (ii) the term "Average Closing Price" means the average of the per share daily closing price of Watson Common Stock as quoted on the Nasdaq National Market (and as reported by The Wall Street Journal or, if not reported thereby, by another authoritative source) during the ten consecutive trading days ending two trading days prior to the Closing Date; provided, however, that (A) if the Average Closing Price is greater than $35.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock occurring after September 25, 1996 and prior to the Effective Time), the Average Closing Price will be deemed to be equal to $35.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock occurring after September 25, 1996 and prior to the Effective Time); and (B) if the Average Closing Price is less than $27.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock occurring after September 25, 1996 and prior to the Effective Time), the Average Closing Price will be deemed to be equal to $27.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock occurring after September 25, 1996 and prior to the Effective Time).

          After the Merger, each holder of a Certificate representing any shares of Oclassen Common Stock or Oclassen Preferred Stock will thereafter cease to have any rights with respect to such shares of Oclassen Common Stock or Oclassen Preferred Stock, except for the right to receive, without interest, shares of Watson Common Stock and cash for fractional interests of Watson Common Stock (as described below in "--Exchange Procedures; Fractional Shares") upon the surrender of such Certificate. Each share of Oclassen Common Stock and Oclassen Preferred Stock held in Oclassen's treasury or owned by Watson or any of its subsidiaries at the Effective Time will cease to be outstanding and will be canceled and retired without payment of any consideration therefor.


          Based upon the number of outstanding shares of Watson Common Stock on January 20, 1997 and of Oclassen Common Stock (assuming the voluntary conversion of all outstanding shares of Oclassen Preferred Stock into shares of Oclassen Common Stock) on January 20, 1997, and assuming (i) no dissenting stockholders of Oclassen, (ii) no change in the average trading price of Watson Common Stock from the closing sale price on January 20, 1997 ($44.75 per share) and (iii) no issuance of shares of Watson Common Stock in connection with the Royce Merger, Watson will have approximately 40,724,810 shares of Common Stock outstanding or reserved for issuance after the Merger, of which approximately 3,857,143 shares (or approximately 9.5%) will be issued or issuable to holders of Oclassen Common Stock, Oclassen Preferred Stock and Oclassen Options in connection with the Merger.


          At the Effective Time, all options then outstanding under the Oclassen Stock Option Plans will remain outstanding and will be assumed by Watson. Each such Oclassen Option will be exercisable upon the same terms and conditions as under the applicable Oclassen Stock Option Plan and the applicable option agreement issued thereunder, except that (a) the unexercised portion of each such Oclassen Option will be exercisable for that whole number of shares of Watson Common Stock equal to the product (rounded to the nearest whole share, with 0.5 rounded upward) of (i) the number of shares of Oclassen Common Stock subject to the Oclassen Option immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, and (b) the per share exercise price for each such Oclassen Option will be equal to (i) the per share exercise price for each share of Oclassen Common Stock subject to such Oclassen Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio (rounded to the nearest whole share, with $0.005 rounded upward). See "The Merger--Interests of Certain Persons in the Merger."

          All holders of Oclassen Common Stock and Oclassen Preferred Stock at the Effective Time (other than holders who perfect dissenter's rights) will deposit, or cause to be deposited, 7.5% of the shares of Watson Common Stock otherwise to be issued to such stockholders in the Merger in an escrow account (the "Escrow"), to be held and distributed in accordance with the provisions of the Escrow Agreement. The Escrow will have a term of 12 months and will be the exclusive remedy of Watson with respect to indemnification for breaches of representations, warranties and covenants of Oclassen made in the Merger Agreement or related agreements. See "--Indemnification." A committee consisting of Russell H. Maddox and G. Kirk Raab (collectively, the "Stockholder Agent") will initially represent the interests of the Oclassen stockholders in administering the Escrow. See
"--The Stockholder Agent."

EXCHANGE PROCEDURES; FRACTIONAL SHARES

          Promptly after the Effective Time, but in any event, within five business days after the Effective Time, the Exchange Agent will mail to each person who was, at the Effective Time, a holder of record of shares of Oclassen Common Stock or Oclassen Preferred Stock, a letter of transmittal to be used by such holder in forwarding such holder's Certificates and instructions for effecting the surrender of the Certificates in exchange for certificates representing shares of Watson Common Stock. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, the holder of such Certificate will be entitled to receive a certificate representing that number of whole shares of Watson Common Stock (less the number of shares of Watson Common Stock required to be deposited into the Escrow), cash in lieu of any fractional shares (as described below) and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate surrendered, and the Certificate so surrendered will be canceled. OCLASSEN STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

          No fractional shares of Watson Common Stock will be issued and any holder of shares of Oclassen Common Stock or Oclassen Preferred Stock entitled under the Merger Agreement to receive a fractional share will be entitled to receive only a cash payment in lieu thereof. For each fractional share of Watson Common Stock that would otherwise be issuable, each eligible holder will receive an amount of cash equal to such fractional proportion of the Average Closing Price per share of Watson Common Stock. At the Effective Time, Watson will deposit with the Exchange Agent a sufficient amount of cash to satisfy the payment of cash in lieu of fractional shares to the Oclassen stockholders.

          No dividends on shares of Watson Common Stock will be paid with respect to any shares of Oclassen Common Stock or Oclassen Preferred Stock or other securities represented by a Certificate until such Certificate is surrendered for exchange as provided in the Merger Agreement. Subject to the effect of applicable laws, following surrender of any such Certificate, there will be paid to the holder of certificates representing shares of Watson Common Stock issued in exchange therefor, (i) at the time of such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such shares of Watson Common Stock and not paid, less the amount of any withholding taxes which may be required thereon and cash in lieu of fractional shares as described above; and (ii) at the appropriate date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender thereof and a payment date subsequent to surrender thereof payable with respect to such whole shares of Watson Common Stock, in each case, less the amount of any withholding taxes which may be required thereon.

          Any portion of the monies from which cash payments in lieu of fractional interests in shares of Watson Common Stock will be made (including the proceeds of any investments thereof) and any shares of Watson Common Stock that are unclaimed by the former stockholders of Oclassen one year after the Effective Time will be delivered to Watson. Any former stockholders of Oclassen who have not theretofore complied with the exchange procedures in the Merger Agreement may thereafter look to Watson for payment of their shares of Watson Common Stock, cash in lieu of fractional shares, and any unpaid dividends and distributions on shares of Watson Common Stock, deliverable in respect of each share of Oclassen Common Stock or Oclassen Preferred Stock such stockholder holds. Notwithstanding the foregoing, neither Oclassen, Watson, Watson Sub, the Exchange Agent nor any other person will be liable to any former holder of shares of Oclassen Common

Stock or Oclassen Preferred Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          No interest will be paid or accrued on cash in lieu of fractional shares and unpaid dividends and distributions, if any, which will be paid upon surrender of Certificates.

          At or after the Effective Time, there will be no transfers on the transfer books of Oclassen of shares of Oclassen Common Stock or Oclassen Preferred Stock which were outstanding immediately prior to the Effective Time. In the event of a transfer of ownership of Oclassen Common Stock or Oclassen Preferred Stock which is not registered in the transfer records of Oclassen, a certificate representing the proper number of shares of Watson Common Stock, together with a check for the cash to be paid in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, may be issued to such a transferee if the Certificate representing such Oclassen Common Stock or Oclassen Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

          In the event that any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the surviving corporation in the Merger (Oclassen), the posting by such person of a bond in such reasonable amount as the surviving corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Watson Common Stock, cash in lieu of fractional shares and any unpaid dividends and distributions on shares of Watson Common Stock, as described above.

REPRESENTATIONS AND WARRANTIES

          In the Merger Agreement, Oclassen has made certain representations and warranties to Watson with respect to, among other things, Oclassen's organization, standing and qualification; capitalization; ownership interests in other entities; certain charter and other documents; corporate authority; no violation of charter documents or certain agreements; compliance with laws; books and records; financial statements; accounts receivable; inventories; bank accounts; intellectual property; title to properties; real estate; matters related to contracts; insurance; litigation; warranties; products liability; arbitration; certain tax matters; certain ERISA matters; labor matters; environmental matters; conduct of Oclassen's business since June 30, 1996; transactions with Oclassen's affiliates; Oclassen's significant customers, suppliers, distributors and employees; changes in Oclassen's business; absence of bribes; absence of indemnifiable claims; absence of undisclosed liabilities; relationships with brokers; taking of actions which would affect tax treatment of the Merger; opinion of financial advisor; and information contained in this Proxy Statement/Prospectus.

          In addition, Watson and Watson Sub have made certain representations and warranties to Oclassen in the Merger Agreement, with respect to, among other things, their organization, standing and qualification; corporate authority; no violation of charter documents or certain agreements; Securities and Exchange Commission filings; relationships with brokers; opinion of financial advisor; the issuance of Watson Common Stock in the Merger; capitalization; changes in Watson's business; litigation; information contained in this Proxy Statement/Prospectus; and Securities Act exemption matters.

ALTERNATIVE TRANSACTIONS

          Except to the extent reasonably required by fiduciary duty obligations under applicable law, Oclassen has agreed not to, and to direct and cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, Oclassen (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. Oclassen has also agreed that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing, and it will take the necessary steps to inform the appropriate individuals or entities referred to above of these obligations. Oclassen has also agreed that it will notify Watson immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it.

CERTAIN COVENANTS

          The Merger Agreement contains certain covenants by Oclassen in respect of matters to occur on or prior to the Closing Date. Oclassen has agreed to, among other things, unless Watson has consented in writing thereto (which consent will not be unreasonably withheld) (i) conduct its operations according to its usual, regular and ordinary course in substantially the same manner as previously conducted; (ii) to the extent consistent with its business, use commercially reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it; (iii) not amend its Certificate of Incorporation or Bylaws or comparable governing instruments, except as contemplated by the Merger Agreement; (iv) promptly notify Watson of any material emergency or other Company Material Adverse Effect (as defined in the Merger Agreement), any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the material breach of any representation or warranty contained in the Merger Agreement; (v) not (A) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date of the Merger Agreement and disclosed pursuant to the Merger Agreement, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date of the Merger Agreement; (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date of the Merger Agreement to acquire any shares of its capital stock, except pursuant to Oclassen stock option plans; (C) increase any compensation or enter into or amend any employment agreement with any of its present or future officers, directors or employees, except for normal increases consistent with past practice and the payment of cash bonuses to officers and employees pursuant to (I) the discretionary bonus program of Oclassen in an amount not to exceed $500,000 in the aggregate for calendar year 1996; and (II) the sales incentive program of Oclassen in effect as of September 25, 1996; (D) grant any severance or termination package to any employee or consultant, except to the extent consistent with past practices; (E) hire any new employee who will have, or terminate the employment of any employee who has, an annual salary in excess of $75,000; or (F) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans, (vi) not (A) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests; or (B) directly or indirectly, redeem, purchase or otherwise acquire any shares of its capital stock or make any commitment for any such action; (vii) not enter into any agreement or transaction or agree to enter into any agreement or transaction, outside the ordinary course of business, including, without limitation, any transaction involving a merger, consolidation, joint venture, license agreement, partial or complete liquidation or dissolution, reorganization, recapitalization, restructuring or a purchase, sale, lease or other disposition of a material portion of assets or capital stock; (viii) not incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of others other than (I) in the ordinary course of its business consistent with past practices, but in no event in an amount exceeding $50,000 individually or $100,000 in the aggregate (other than normal expenditures for the purchase of raw materials or other supplies); or (II) pursuant to Oclassen's bank line of credit in the ordinary course of business consistent with past practices; (ix) not make any loans, advances or capital contributions to, or investments in, any other person (except for loans to employees made in connection with the purchase of Oclassen Common Stock under existing option agreements and advances of expenses made to employees in the ordinary course of business); (x) except as described in the Disclosure Statement to the Merger Agreement, not make or commit to make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate; (xi) not apply any of its assets to the direct or indirect payment, discharge, satisfaction or reduction of any amount payable directly or indirectly to or for the benefit of any of its affiliates or related parties or enter into any transaction with any affiliate or related party of Oclassen (except for payment of salary and other customary expense reimbursements made in the ordinary course of business to its related parties who are employees of Oclassen); (xii) not alter the manner of keeping its books, accounts or records, or change in any manner the accounting practices therein reflected; (xiii) not grant or make any mortgage or pledge or subject itself or any of its material properties or assets to any lien, charge or encumbrance of any kind, except for liens for taxes not currently due; and (xiv) maintain insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are currently in effect.

          The Merger Agreement contains certain covenants by Watson in respect of matters to occur on or prior to the Closing Date. Watson has agreed to, among other things, unless Oclassen has consented in writing thereto (which consent will not be unreasonably withheld), (i) conduct its operations according to its usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement (except for entering into transactions described in item (v) below); (ii) promptly deliver to Oclassen true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement; (iii) promptly notify Oclassen of any material emergency or other Watson Material Adverse Effect (as defined in the Merger Agreement), any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the material breach of any representation or warranty contained in the Merger Agreement; (iv) not amend its Articles of Incorporation or Bylaws; (v) promptly notify Oclassen of its entering into any agreement with respect to any material transaction involving a merger, consolidation, joint venture, partial or complete liquidation or dissolution, reorganization or recapitalization, restructuring or a purchase, sale, lease or other disposition of a material portion of assets or capital stock; and (vi) not take any action that would result in a failure to maintain the trading of Watson Common Stock on the Nasdaq National Market.

          Oclassen and Watson have agreed that, during the period from September 25, 1996 until the Effective Time, neither Oclassen nor Watson will knowingly take or knowingly fail to take any action which would jeopardize the treatment of the Merger as a pooling of interests for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code. Watson has also agreed that, after the Effective Time, it will not take or fail to take (and will cause the Surviving Corporation not to take or fail to take) any action that is reasonably likely to jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

          Both Oclassen and Watson have agreed to cooperate in the prompt preparation and filing of certain documents under federal and state securities and other applicable laws and with applicable government entities and to perform such further acts and execute such documents as may be reasonably required to effect the Merger. Oclassen has agreed to obtain and deliver to Watson certain letters from "affiliates," as defined under Rule 145 under the Securities Act or by applicable accounting rules.

EXPENSES

          Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except as expressly provided in the Merger Agreement.

BENEFIT PLANS

          Watson has agreed that it will continue Oclassen's existing benefit plans and arrangements for a period of at least six months following the Effective Time. Thereafter, to the extent the existing benefit plans and arrangements provided by Oclassen to its employees are terminated, such employees who remain employees of the Surviving Corporation will be entitled to participate in all benefit plans and arrangements that are available and subsequently become available to Watson's employees on the same basis as Watson's employees in similar positions are eligible to participate. For purposes of satisfying the terms and conditions of such plans, Watson will give full credit for eligibility, vesting or benefit accrual for each participant's period of service with Oclassen prior to the Effective Time; provided, that the benefit plans and arrangements to be provided to Glenn A. Oclassen, Terry L. Johnson and Anthony A. DiTonno will be determined pursuant to the terms of their respective employment agreements with the Surviving Corporation. To the extent Watson's benefit plans provide medical or dental welfare benefits after the Merger, Watson will cause all pre-existing condition exclusions and actively at work requirements to be waived and Watson will provide that any expenses incurred on or before the Merger will be taken into account under Watson's benefit plans for purposes of satisfying the applicable deductible, coinsurance and maximum out-of-pocket provisions for such employees and their covered dependents.

BONUS AND 401(K) PLAN

           Watson has agreed to make, or to permit Oclassen to make, the bonus payments which were declared by the Board of Directors of Oclassen on November 22, 1996 for calendar year 1996 pursuant to Oclassen's discretionary bonus program in an amount not to exceed $500,000 less the aggregate amount paid by Oclassen under such program prior to the closing of the Merger for calendar year 1996 plus amounts payable pursuant to Oclassen's sales incentive program for calendar year 1996 less any amounts paid under such program prior to the closing of the Merger. These bonuses were consistent with Oclassen's past practices and were paid by Oclassen on January 2, 1997. Watson also agreed to make all matching contribution payments to Oclassen's employee retirement savings plan for the 1996 fiscal year up to an amount equal to $1,500 per employee.

CONDITIONS

          Consummation of the Merger is subject to a number of conditions. In particular, Watson will not be obligated to consummate the Merger if the holders of more than 5% of the outstanding aggregate value of Oclassen Common Stock and Oclassen Preferred Stock (based upon the number of shares of Watson Common Stock such holders would have received upon consummation of the Merger) shall have perfected dissenters' appraisal rights under the DGCL. The Merger is also conditioned on at least 95% of the aggregate number of outstanding shares of Oclassen Preferred Stock voluntarily converting their shares into shares of Oclassen Common Stock prior to the Effective Time. As of the date of this Proxy Statement/Prospectus, 100% of the outstanding shares of Oclassen Preferred Stock have made such election.

          Additionally, the Merger Agreement provides that the consummation of the Merger is subject to the fulfillment of various conditions at or prior to the Effective Time, including but not limited to the following:

          1. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, which period expired by early termination on October 29, 1996.

          2. No preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger or materially changes the terms or conditions of the Merger Agreement shall have been issued and remain in effect.

          3. Either (a) the Commissioner of Corporations of the State of California shall have issued a permit allowing Watson to issue Watson Common Stock in compliance with Section 3(a)(10) of the Securities Act or (b) the Form S-4 Registration Statement (of which this Proxy Statement/Prospectus is a part) shall have been declared effective by the Commission and no stop order suspending the effectiveness of the Registration Statement shall have been issued or contemplated, and all necessary approvals under state securities laws relating to the issuance or trading of the Watson Common Stock to be issued to Oclassen stockholders in connection with the Merger shall have been received.

          4. All material consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time.

          5. The shares of Watson Common Stock to be issued in the Merger shall have been authorized for trading on the Nasdaq National Market.

          6. Watson, the Stockholder Agent and American Stock Transfer & Trust Company (the "Escrow Agent") shall have entered into an Escrow Agreement.

          7. Watson and Oclassen shall each have received a written opinion from their respective counsel, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that Watson and Oclassen will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

          8. Watson shall have received the opinion of Price Waterhouse LLP, dated the Closing Date, to the effect that the Merger will be treated as a pooling of interests for accounting purposes.

          9. Oclassen shall have received from Arthur Andersen LLP, its independent accountants, a letter, dated the Closing Date, indicating that Oclassen has not taken any action that would preclude it from entering into a transaction that would be treated as a pooling of interests for accounting purposes.

          10. The Merger Agreement and the Merger and other transactions contemplated by the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Oclassen Preferred Stock and Oclassen Common Stock.

          11. Each of Glenn A. Oclassen, Terry L. Johnson and Anthony A. DiTonno shall have entered into an employment agreement with the Surviving Corporation.

          12. The representations and warranties made by each of Watson, Watson Sub and Oclassen contained in the Merger Agreement and in any document delivered in connection therewith shall be true and correct as of the Closing in all material respects and each of Watson and Oclassen shall have performed, in all material respects, all of their agreements contained in the Merger Agreement that are required to be performed by them on or prior to the Closing Date, and each party shall have delivered to the other party an appropriate certificate to such effect.

          13. Oclassen shall have received from Watson certified copies of the resolutions of Watson's and Watson Sub's Boards of Directors approving and adopting the Merger Agreement and related agreements and the transactions contemplated thereby.

          14. Watson shall have received from Oclassen certified copies of the resolutions of Oclassen's Board of Directors and stockholders approving and adopting the Merger Agreement and related agreements and the transactions contemplated thereby.

          15. Watson shall have received a legal opinion from Venture Law Group, A Professional Corporation, and Oclassen shall have received a legal opinion from D'Ancona & Pflaum, concerning such matters as each party shall reasonably request.

          16. From the date of the Merger Agreement through the Effective Time, there shall not have occurred any event that would have or would be reasonably likely to have a material adverse effect on the financial condition, business, operations or prospects of Watson and its subsidiaries, taken as a whole, provided, that such an event will not be deemed to have occurred solely as a result of fluctuations in the value of Watson Common Stock due to or arising from any public disclosures by Watson (including its 50% subsidiary, Somerset), including, without limitation, disclosures relating to Watson's entering into any other transactions (including, without limitation, transactions relating to the acquisition of assets, stock or merger transactions).

          17. From the date of the Merger Agreement through the Effective Time, there shall not have occurred any event that would have or would be reasonably likely to have a material adverse effect on the financial condition, business, operations or prospects of Oclassen.

          18. Oclassen shall have received all necessary consents with respect to any contract, lease, purchase order, sales order, license agreement, permit, environmental permit or license which are required as a result of the change of control of Oclassen, except in those instances where failure to receive any such consent would not have an Oclassen Material Adverse Effect (as defined in the Merger Agreement).

          19. Oclassen's Certificate of Incorporation shall have been amended as set forth in the attached Appendix B to this Proxy Statement/Prospectus.

          20. The warrants to purchase shares of Oclassen Preferred Stock held by Sloan-Kettering Institute for Cancer Research and Glenn A. Oclassen shall have been exercised or terminated prior to the Effective Time and shall be of no further force and effect.

          Any of the conditions in the Merger Agreement may be waived by the party or parties benefited thereby.

INDEMNIFICATION


          Seven and one-half percent of the shares of Watson Common Stock otherwise issuable to the holders of Oclassen Common Stock and Oclassen Preferred Stock in the Merger will be placed, at the Closing, into the Escrow to be maintained by American Stock Transfer & Trust Company (the "Escrow Agent"). Assuming no change in the closing price of Watson Common Stock from the closing price of $44.75 on January 20, 1997, and assuming that an aggregate of 3,857,143 shares of Watson Common Stock be issued in the Merger, the aggregate value of the Escrow will be equal to $11,114,781, assuming 248,375 shares of Watson Common Stock are deposited in the Escrow Account. The former Oclassen stockholders will be entitled to vote the shares of Watson Common Stock held on their behalf in the escrow account. Under the terms of the Merger Agreement, the stockholders of Oclassen, jointly and severally, agreed to indemnify, save and keep Watson, Watson Sub, Oclassen, each of their respective subsidiaries and their respective successors and permitted assigns (each a "Watson Indemnitee" and collectively the "Watson Indemnitees") harmless against and from all Damages (as defined in the Merger Agreement) sustained or incurred by any Watson Indemnitee, as a result of or arising out of (a) any inaccuracy in or breach of any representation and warranty made by Oclassen to Watson in the Merger Agreement or in other related agreements; and (b) any breach by Oclassen or the Stockholder Agent of, or failure of Oclassen or the Stockholder Agent to comply with, any of the covenants or obligations under the Merger Agreement or other related agreements to be performed by Oclassen or the Stockholder Agent. The Escrow is the exclusive remedy for claims by Watson Indemnitees, and therefore, the Watson Indemnitees are prohibited from pursuing any claim for indemnification directly against the Oclassen stockholders. The Escrow will survive for a period of twelve months after the Closing. Upon the expiration of such twelve month period, anything remaining in the Escrow, after the payment of all amounts owed to any Watson Indemnitee to satisfy claims for indemnification, will be distributed to the Oclassen stockholders. The Escrow was established to enable Watson to have a source of funds available to satisfy claims for indemnification against the Oclassen stockholders instead of having to take legal action against each of the stockholders independently to satisfy claims for indemnification, which would be very expensive and time-consuming.


          Under the terms of the Merger Agreement, Watson has agreed to indemnify, save and keep the Oclassen stockholders and their respective successors and permitted assigns (each a "Seller Indemnitee" and collectively the "Seller Indemnitees"), forever harmless against and from all Damages (as defined in the Merger Agreement) sustained or incurred by any Seller Indemnitee, as a result of or arising out of: (a) any inaccuracy in or breach of any representation and warranty made by Watson or Watson Sub to Oclassen in the Merger Agreement or in other related agreements; and (b) any breach by Watson or Watson Sub of, or failure of Watson or Watson Sub to comply with, any of the covenants or obligations under the Merger Agreement or other related agreements to be performed by Watson or Watson Sub.

          The Merger Agreement provides for a minimum aggregate threshold of $600,000 for indemnification claims, so that if breaches of warranties or representations or covenants by a party result in an aggregate loss to the indemnified party of less than $600,000, the indemnified party will not be entitled to indemnification under the Merger Agreement. Once a party has incurred losses exceeding $600,000, such party is entitled to indemnification for all losses incurred by the indemnified party, including those losses that caused the indemnified party to reach the $600,000 threshold. In no event will the Oclassen stockholders be liable to Watson for more than the Escrow. Watson's indemnification obligations to the Seller Indemnitees is limited to $10,125,000 in the aggregate.

          Neither the Watson Indemnitees nor the Seller Indemnitees may make a claim for indemnification under the Merger Agreement after twelve months from the closing date. Neither the holders of Oclassen Common Stock and Oclassen Preferred Stock nor Watson shall have any liability to the other party for any breaches of representations, warranties and covenants of such breaching party occurring or discovered by the non-breaching party at any time after the one year anniversary of the Closing Date.

          If at any time prior to the one year anniversary of the Closing Date, Watson claims all or any portion of the Escrow in satisfaction of a claim for indemnification, Watson must deliver written notice of such claim (a "Claim Notice") to the Stockholder Agent and the Escrow Agent. Upon receipt of a Claim Notice, the Stockholder Agent can dispute the claim by delivering written notice of such dispute to Watson and the Escrow Agent within thirty (30) days of its receipt of the Claim Notice (a "Dispute Notice"). If the Stockholder Agent approves all or any part of the claim amount or fails to dispute the claim within such thirty (30) day period, the Escrow Agent will distribute to Watson from the Escrow the amount of the undisputed claim in cash, to the extent the Escrow contains cash, and then in shares of Watson Common Stock (valuing each share at the Average Closing Price).

          If the Stockholder Agent disputes the claim, Watson and the Stockholder Agent shall attempt to resolve the dispute. If Watson and the Stockholder Agent are unable to revolve the dispute within thirty (30) days after the delivery to Watson and the Escrow Agent of a Dispute Notice, then Watson and the Stockholder Agent will jointly submit their dispute to an independent and impartial arbitrator (the "Arbitrator") for resolution. The Arbitrator's determination as to a dispute shall be final and binding on the parties. Watson is required to pay the fees and expenses of the Arbitrator.

THE STOCKHOLDER AGENT

          In the event that the Merger is approved by the Oclassen stockholders at the Special Meeting, effective upon such vote and without any further act of any such stockholder, a committee (the "Committee"") consisting of Russell H. Maddox and G. Kirk Raab will be appointed as agents and attorneys-in-fact (collectively, the "Stockholder Agent") for each stockholder (except such stockholders, if any, as shall have perfected their dissenter rights under applicable law). Effective upon the approval of the Merger Agreement by the Oclassen stockholders, the Oclassen stockholders individually will have no power or authority to take any actions against Watson or otherwise pursuant to the Merger Agreement or the Escrow Agreement, and all actions of the Oclassen stockholders, whether pursuant to the Merger Agreement or the Escrow Agreement, must be taken solely by the Stockholder Agent. The Stockholder Agent may be removed by the Oclassen stockholders upon not less than ten (10) days prior written notice to Watson, or by the affirmative vote by holders of a majority in interest of the Escrow and the identity of a substituted Stockholder Agent.

          The Stockholder Agent will act by unanimous vote or unanimous written action or consent of the members of the Committee. The Stockholder Agent will receive no compensation for his or her services, but will be entitled to reimbursement from the Escrow for all reasonable, documented out-of-pocket expenses incurred by the Stockholder Agent as a result of his or her acting as Stockholder Agent.

          The Stockholder Agent, for and on behalf of Oclassen stockholders, will have the power to take any and all actions required to be taken by the Oclassen stockholders pursuant to the Merger Agreement or the Escrow Agreement. Such powers include, without limitation, the power to give and receive notices and communications, to enter into and perform the Escrow Agreement, to make claims for indemnification against Watson, to authorize delivery to Watson of Watson Common Stock or other property from the Escrow in satisfaction of claims by Watson, to object to such deliveries, to agree to negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary, appropriate or in the judgment of the Stockholder Agent for the accomplishment of the foregoing.

          Watson will have no liability of any kind to any Oclassen stockholder as a result of or arising out of any action taken or not taken by the Stockholder Agent at any time under the Merger Agreement or the Escrow Agreement, and a vote by the Oclassen stockholders in favor of the Merger will be deemed their release of Watson from any such liability. Watson may conclusively rely, without any obligation of investigation or inquiry of any kind, on any action taken by the Stockholder Agent as having been fully authorized and approved by all necessary action by each Oclassen stockholder (except such stockholders, if any, as shall have perfected their dissenter rights under applicable law).

          The Stockholder Agent will not be liable for any act done or omitted to be done under the Merger Agreement or the Escrow Agreement as Stockholder Agent while acting in good faith and in the exercise of reasonable judgement. The Oclassen stockholders, by affirmatively voting in favor of the Merger, will have agreed to severally indemnify the Stockholder Agent and hold the Stockholder Agent harmless against any loss, liability or expense incurred by the Stockholder Agent without gross negligence or bad faith on the part of the Stockholder Agent and arising out of or in connection with the acceptance or administration of the Stockholder Agent's duties under the Merger Agreement or the Escrow Agreement, including the reasonable fees and expenses of any legal counsel retained by the Stockholder Agent. Such indemnification obligations, if any, will be payable from the Escrow.

TERMINATION

          The Merger Agreement is terminable by the mutual written consent of Watson and Oclassen. The Merger Agreement is further terminable by either Watson or Oclassen if (a) the Merger shall not have been consummated on or prior to February 28, 1997; provided, however, that the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; (b) the approval of the holders of Oclassen Common Stock and Oclassen Preferred Stock shall not have been obtained at a meeting duly convened therefor or any adjournment thereof; provided, however, that Oclassen shall not have the right to terminate the Merger Agreement if Oclassen caused (directly or indirectly) or aided in the failure to obtain such approval; or (c) a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action either (i) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement; or
(ii) compelling Watson, Watson Sub or the surviving corporation to dispose of or hold separate all or a material portion of the respective businesses or assets of Watson, Oclassen or their respective subsidiaries, and such order, decree, ruling or other action shall have become final and non-appealable.

          In addition, the Merger Agreement is terminable by Oclassen if there has been a material breach by Watson or Watson Sub of any representation, warranty, covenant or agreement contained in the Merger Agreement on the part of Watson, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Oclassen to Watson.

          The Merger Agreement is terminable by Watson if there has been a material breach by Oclassen of any representation, warranty, covenant or agreement contained in the Merger Agreement on the part of Oclassen, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Watson to Oclassen.

          Upon termination of the Merger Agreement, each party's respective obligations will terminate, except for each party's obligations to pay their respective costs and expenses incurred in connection with the contemplated transaction.

MODIFICATION AND WAIVERS

          The parties may at any time mutually amend in writing the Merger Agreement or any of the other agreements contemplated thereby, or individually waive in writing satisfaction of any of the conditions set forth therein; provided, however, that (i) any waiver of a material condition to the Merger, including the conditions that (a) the Merger qualify for pooling-of-interests treatment for accounting purposes, (b) the Merger qualify as a tax-free reorganization under the Code, (c) not more than 5% of the stockholders of Oclassen exercise their dissenters' rights under Delaware law and (d) prior to consummation of the Merger holders of at least 95% of the outstanding shares of Oclassen Preferred Stock shall have converted such shares into shares of Oclassen Common Stock prior to the Effective Time will require a resolicitation of the approval of the Oclassen stockholders and (ii) after the stockholders of Oclassen have approved the Merger, no amendment may be made which by law requires the further approval of the Oclassen stockholders without obtaining such further approval.

                               DISSENTERS' RIGHTS

OCLASSEN STOCKHOLDERS

         Holders of Oclassen Common Stock and Oclassen Preferred Stock who dissent and do not vote in favor of the Merger are entitled to certain dissenters' appraisal rights under the DGCL in connection with the Merger.

         The following summary of dissenters' rights under the DGCL is qualified in its entirety by reference to Section 262 of the DGCL, the complete text of which is attached hereto as Appendix E and incorporated herein by reference.

         If the Merger is approved by the required vote of the Oclassen stockholders and is not abandoned or terminated, any holder of Oclassen Common Stock or Oclassen Preferred Stock (an "Oclassen Dissenting Stockholder") may, by complying with the provisions of Section 262 of the DGCL, be entitled to have his or her shares of Oclassen Common Stock or Oclassen Preferred Stock appraised by the Delaware Court of Chancery (the "Court") and to receive payment in the amount of the "fair value" of such shares as of the Effective Time of the Merger. The shares of Oclassen Common Stock and Oclassen Preferred Stock with respect to which holders have perfected their demand for appraisal rights in accordance with Section 262 of the DGCL and have not effectively withdrawn or lost such rights are referred to in this Proxy Statement/Prospectus as the "Oclassen Dissenting Shares."

         This Proxy Statement/Prospectus is being sent by personal delivery or by mail to all holders of record of shares of Oclassen Common Stock and Oclassen Preferred Stock as of the Record Date and constitutes notice of the appraisal rights available to such holders under Section 262 of the DGCL.

         A stockholder of Oclassen electing to exercise appraisal rights must, prior to the vote concerning the Merger at the Oclassen Special Meeting, demand in writing from Oclassen the appraisal of his or her shares of Oclassen Common Stock or Oclassen Preferred Stock. Accordingly, such written demand must be received by Oclassen on or prior to February 25, 1997. A holder who elects to exercise appraisal rights should mail or deliver his or her written demand to Oclassen Pharmaceuticals, Inc., 100 Pelican Way, San Rafael, California 94901,
Attention: Craig W. Johnson, Secretary. The demand should specify the holder's name and mailing address, the number of shares of Oclassen Common Stock or Oclassen Preferred Stock owned and that such holder is demanding appraisal of his or her shares. A vote against the Merger will not constitute a demand for appraisal. A stockholder electing to exercise his or her appraisal rights must do so by a separate written demand as provided in Section 262 of the DGCL.
Only a holder of record of shares of Oclassen Common Stock or Oclassen
Preferred Stock at the Record Date (or his or her duly appointed representative) is entitled to assert appraisal rights for the shares registered in that holder's name. Within ten days after the Effective Time of the Merger, Oclassen must provide notice of the Effective Time of the Merger to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval of the Merger.

         Within 120 days after the Effective Time of the Merger, any stockholder who has made a valid written demand and who has not voted for approval of the Merger may (i) file a petition in the Court demanding a determination of the fair value of the shares of Oclassen Common Stock and Oclassen Preferred Stock and (ii) upon written request, receive from Oclassen a statement setting forth the aggregate number of shares of Oclassen Common Stock and Oclassen Preferred Stock not voted for approval and adoption of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Oclassen Common Stock and Oclassen Preferred Stock. Such statement must be mailed within ten days after the written request therefor has been received by Oclassen.

          If a petition for an appraisal is timely filed, after a hearing on such petition, the Court is required to determine the holders of Oclassen Dissenting Shares who are entitled to appraisal rights and to determine the "fair value" thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the value of the Oclassen Dissenting Shares. In determining such "fair value," the Court is required to take into account all relevant factors, including the market value of Oclassen Common Stock and Oclassen Preferred Stock and the net asset and earnings value of Oclassen, and in determining the fair value of interest, the Court may consider all relevant factors, including the rate of interest which Oclassen would have had to pay to borrow money during the pendency of the proceeding. Upon application by a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares of Oclassen Common Stock and Oclassen Preferred Stock entitled to appraisal. Accordingly, pursuant to Section 262 of the DGCL, any stockholder or the combined company may file a petition with the Court to initiate the appraisal proceeding. The value of the stock so determined is binding upon all stockholders entitled to appraisal.

          Any holder of Oclassen Dissenting Shares who has duly demanded an appraisal under Section 262 of the DGCL will not, after the Effective Time of the Merger, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on such Oclassen Dissenting Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time of the Merger).

         A holder will fail to perfect, or will effectively lose, his or her right to appraisal if (i) he or she fails to make a written demand for appraisal before the taking of the vote on the Merger, (ii) he or she votes for approval of the Merger, (iii) if no petition for appraisal is filed within 120 days after the Effective Time of the Merger or (iv) if the holder delivers to Oclassen a written withdrawal of such holder's demand for an appraisal, except that any such attempt to withdraw made more than 60 days after the Effective Time of the Merger requires the written approval of Oclassen.

          As a condition to the consummation of the Merger, stockholders owning no more than five percent of the outstanding aggregate value of Oclassen
Common Stock and Oclassen Preferred Stock (based upon the number of shares of Watson Common Stock such holders would have received upon consummation of the Merger) shall have perfected appraisal rights. Any stockholder who wishes to exercise appraisal rights or who wishes to preserve his or her rights to do so should review Appendix E carefully, since failure to comply with the procedures set forth therein will result in loss of such rights.

WATSON STOCKHOLDERS

          Watson will not be required by Nevada law to obtain the consent of its stockholders in order to consummate the Merger, and the Watson Board has not called for such a vote. Consequently, holders of shares of Watson Common Stock will not be entitled to exercise dissenters' rights in connection with the Merger.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma condensed combined financial information has been derived from and should be read in connection with the audited consolidated financial statements, including the notes thereto, of Watson that are contained in Watson's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and the unaudited consolidated financial statements for the nine month period ended September 30, 1996 contained in Watson's Quarterly Report on Form 10-Q for the nine month period ended September 30, 1996, all of which are incorporated by reference in this Proxy Statement/Prospectus, and with the audited financial statements of Oclassen for each of the years in the three year period ended December 31, 1995 and the unaudited financial statements of Oclassen for the nine month period ended September 30, 1996, all of which are included elsewhere in this Proxy Statement/Prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated in accordance with the assumptions set forth below, nor is it necessarily indicative of future operating results or financial position.

     The unaudited pro forma condensed combined balance sheets and statements of income set forth below gives effect to the Merger under the pooling of interests accounting method as if the merger had occurred on January 1, 1993.

                                WATSON/OCLASSEN
                     UNAUDITED PRO FORMA CONDENSED COMBINED
                                  BALANCE SHEET
                               SEPTEMBER 30, 1996
                                 (IN THOUSANDS)

                                                                                              PRO FORMA
                                               WATSON         OCLASSEN        ADJUSTMENTS      COMBINED
                                               ------         --------        -----------      --------
Cash and cash equivalents                    $ 112,111        $  5,381          $(8,000)       $ 109,492
Marketable securities                           71,308          14,991                            86,299
Accounts receivable, net                        25,721           3,133                            28,854
Royalty receivable                               7,255              --                             7,255
Inventories                                     26,303           3,917                            30,220
Deferred tax assets                             11,106              --                            11,106
Other current assets                             2,805           2,576                             5,381
                                             ---------        --------                         ---------
        Total current assets                   256,609          29,998                           278,607

Property and equipment, net                     73,010           1,160                            74,170
Investments in joint ventures and
   other long-term investments                  60,148              --                            60,148
Other assets                                     5,427           1,852                             7,279
                                             ---------        --------        -----------      ---------

                                             $ 395,194        $ 33,010          $(8,000)       $ 420,204
                                             =========        ========        ===========      =========

Accounts payable and accruals                $  24,320        $  5,045                         $  29,365
Current portion of long-term debt                  621              --                               621
Contract obligations and reserve                    --           2,659                             2,659
Income taxes payable                             9,984              --                             9,984
                                             ---------        --------                         ---------
        Total current liabilities               34,925           7,704                            42,629

Long-term debt                                   3,116              --                             3,116
Other liabilities                                   --              12                                12
                                             ---------        --------                         ---------
        Total liabilities                       38,041           7,716                            45,757
                                             ---------        --------                         ---------
Mandatorily redeemable preferred stock              --          38,688         $(38,688)              --
                                             ---------        --------                         ---------
Preferred stock                                     --           1,000           (1,000)              --
Common stock                                       121           1,442           (1,429)             134
Additional paid-in capital                     155,031              --           41,117          196,148
Retained earnings (deficit)                    196,328         (15,130)          (8,000)         173,198
Unrealized holding gain (loss)                   5,813              --                             5,813
Notes receivable-common stock                       --            (706)                             (706)
Unearned compensation-stock awards                (140)             --                              (140)
                                             ---------        --------                         ---------
        Total stockholders' equity (deficit)   357,153         (13,394)                          374,447
                                            ----------        --------        ---------        ---------

                                             $ 395,194        $ 33,010         $ (8,000)       $ 420,204
                                             =========        ========        =========        =========


                             See accompanying notes
      to the unaudited pro forma condensed combined financial information.

                                WATSON/OCLASSEN
                     UNAUDITED PRO FORMA CONDENSED COMBINED
                                  BALANCE SHEET
                                DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                                 PRO FORMA
                                                    WATSON          OCLASSEN     ADJUSTMENTS      COMBINED
                                                    ------          --------     -----------      --------
Cash and cash equivalents                          $  92,214        $  3,002       $             $  95,216
Marketable securities                                 26,038          15,723                        41,761
Accounts receivable, net                              25,081           3,045                        28,126
Royalty receivable                                     8,205              --                         8,205
Inventories                                           22,637           3,249                        25,886
Deferred tax assets                                   21,115              --                        21,115
Other current assets                                   2,344           1,817                         4,161
                                                   ---------        --------                     ---------
        Total current assets                         197,634          26,836                       224,470

Property and equipment, net                           69,999           1,046                        71,045
Investments in joint ventures and
   other long-term investments                        49,355              --                        49,355
Other assets                                           5,133           2,139                         7,272
                                                   ---------        --------       ---------     ---------

                                                   $ 322,121        $ 30,021       $             $ 352,142
                                                   =========        ========       =========     =========

Accounts payable and accruals                      $  25,215        $  4,894                     $  30,109
Current portion of long-term debt                        622              --                           622
Contract obligations and reserve                          --           2,708                         2,708
Income taxes payable                                   2,985              --                         2,985
                                                   ---------        --------                     ---------
        Total current liabilities                     28,822           7,602                        36,424

Long-term debt                                         3,577              --                         3,577
Other liabilities                                        687              39                           726
                                                   ---------        --------                     ---------
        Total liabilities                             33,086           7,641                        40,727
                                                   ---------        --------                     ---------
Mandatorily redeemable preferred stock                    --          36,650       $ (36,650)           --
                                                   ---------        --------                     ---------

Preferred stock                                           --           1,000          (1,000)           --
Common stock                                             120           1,226          (1,213)          133
Additional paid-in capital                           146,439              --          38,863       185,302
Retained earnings (deficit)                          142,711         (15,852)                      126,859
Unrealized holding gain (loss)                           621              --                           621
Notes receivable-common stock                             --            (644)                         (644)
Unearned compensation-stock awards                      (856)             --                          (856)
                                                   ---------        --------                     ---------

        Total stockholders' equity (deficit)         289,035         (14,270)                      311,415
                                                   ---------        --------       ---------     ---------


                                                   $ 322,121        $ 30,021       $      --     $ 352,142
                                                   =========        ========       =========     =========


                             See accompanying notes
      to the unaudited pro forma condensed combined financial information.

                                WATSON/OCLASSEN
                     UNAUDITED PRO FORMA CONDENSED COMBINED
                                  BALANCE SHEET
                                DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                                                                        PRO FORMA
                                                     WATSON     OCLASSEN  ADJUSTMENTS    COMBINED
                                                     ------     --------  -----------    --------
Cash and cash equivalents                          $  71,165    $  3,453                $  74,618
Marketable securities                                 35,531      14,945                   50,476
Accounts receivable, net                              16,128       2,842                   18,970
Inventories                                           16,361       3,773                   20,134
Deferred tax assets                                   30,995          --                   30,995
Other current assets                                   2,732       1,841                    4,573
                                                   ---------    --------                ---------
        Total current assets                         172,912      26,854                  199,766

Property and equipment, net                           54,115       1,187                   55,302
Investments in joint ventures and
   other long-term investments                        31,824          --                   31,824
Other assets                                           3,465          --                    3,465
                                                   ---------    --------    --------    ---------

                                                   $ 262,316    $ 28,041    $     --    $ 290,357
                                                   =========    ========    ========    =========

Accounts payable and accruals                      $  17,610    $  5,442                $  23,052
Current portion of long-term debt                        641          --                      641
Contract obligations and reserve                          --       2,919                    2,919
Income taxes payable                                      --          --                       --
                                                   ---------    --------                ---------
        Total current liabilities                     18,251       8,361                   26,612

Long-term debt                                         5,058          --                    5,058
Deferred partnership liability                        14,033          --                   14,033
Other liabilities                                      1,604          75                    1,679
                                                   ---------    --------                ---------
        Total liabilities                             38,946       8,436                   47,382
                                                   ---------    --------                ---------
Mandatorily redeemable preferred stock                    --      33,933    $(33,933)         --
                                                   ---------    --------                ---------

Preferred stock                                           --       1,000      (1,000)          --
Common stock                                             118       1,087      (1,074)         131
Additional paid-in capital                           132,115          --      36,007      168,122
Retained earnings (deficit)                           94,821     (15,762)                  79,059
Notes receivable-common stock                             --        (653)                   (653)
Unrealized holding gain (loss)                          (870)         --                    (870)
Unearned compensation-stock awards                    (2,814)         --                  (2,814)
                                                   ---------    --------                ---------
        Total stockholders' equity (deficit)         223,370     (14,328)                 242,975
                                                   ---------    --------    --------    ---------

                                                   $ 262,316    $ 28,041    $      --   $ 290,357
                                                   =========    ========    =========   =========


                             See accompanying notes
      to the unaudited pro forma condensed combined financial information.

                                WATSON/OCLASSEN
                     UNAUDITED PRO FORMA CONDENSED COMBINED
                               STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              PRO FORMA
                                                                  WATSON        OCLASSEN      COMBINED
                                                                  ------        --------      --------
Revenues:
        Product sales, net                                       $122,155       $24,276       $146,431
        Royalty income                                             19,862            --         19,862
                                                                 --------       -------       --------
                                            Total revenues        142,017        24,276        166,293
                                                                 --------       -------       --------
Operating expenses:
        Cost of revenues                                           56,842         7,099         63,941
        Research and development                                   12,467         3,554         16,021
        Selling, general and
           administrative                                          13,371        11,666         25,037
                                                                 --------       -------       --------
                                  Total operating expenses         82,680        22,319        104,999
                                                                 --------       -------       --------

                                          Operating income         59,337         1,957         61,294
                                                                 --------       -------       --------
Other income:
Equity in earnings of joint ventures                               14,156            --         14,156
Investment and other income                                         5,844           863          6,707
                                                                 --------       -------       --------
                                        Total other income         20,000           863         20,863
                                                                 --------       -------       --------

                  Income before provision for income taxes         79,337         2,820         82,157

Provision for income taxes                                         25,720            60         25,780
                                                                 --------       -------       --------


                                                Net income       $ 53,617       $ 2,760       $ 56,377
                                                                 ========       =======       ========
Per share data:
        Earnings per share:
                Primary                                          $   1.43       $  0.30       $   1.41
                                                                 ========       =======       ========
                Fully diluted                                                   $  0.27       $   1.36
                                                                                =======       ========
        Weighted average number of
           common and common equivalent
           shares outstanding:
                Primary                                            37,624         2,424         38,519
                                                                 ========       =======       ========
                Fully diluted                                                    10,063         41,339
                                                                                =======       ========



                             See accompanying notes
      to the unaudited pro forma condensed combined financial information.

                                WATSON/OCLASSEN
                     UNAUDITED PRO FORMA CONDENSED COMBINED
                               STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       PRO FORMA
                                                                          WATSON         OCLASSEN      COMBINED
                                                                          ------         --------      --------
Revenues:
        Product sales, net                                              $ 130,688        $29,036       $ 159,724
        Royalty income                                                     22,247             --          22,247
                                                                        ---------        -------       ---------
                                                   Total revenues         152,935         29,036         181,971
                                                                        ---------        -------       ---------
Operating expenses:
        Cost of revenues                                                   64,996          9,278          74,274
        Research and development                                           18,573          3,777          22,350
        Selling, general and
           administrative                                                  17,030         14,515          31,545
        Merger expenses                                                    13,939             --          13,939
                                                                        ---------        -------       ---------
                                         Total operating expenses         114,538         27,570         142,108
                                                                        ---------        -------       ---------

                                                 Operating income          38,397          1,466          39,863
                                                                        ---------        -------       ---------
Other income:
Equity in earnings of joint ventures                                       22,766             --          22,766
Investment and other income                                                11,594          1,161          12,755
                                                                        ---------        -------       ---------
                                               Total other income          34,360          1,161          35,521
                                                                        ---------        -------       ---------

                         Income before provision for income taxes          72,757          2,627          75,384

Provision for income taxes                                                 24,867             --          24,867
                                                                        ---------        -------       ---------


                                                       Net income       $  47,890        $ 2,627       $  50,517
                                                                        =========        =======       =========

Per share data:
        Earnings (loss) per share                                       $    1.29        $ (0.05)      $    1.27
                                                                        =========        ========      =========
        Weighted average number of
           common and common equivalent
           shares outstanding                                              37,143           1,719         37,778
                                                                        =========        ========      =========




                             See accompanying notes
      to the unaudited pro forma condensed combined financial information.

                                WATSON/OCLASSEN
                     UNAUDITED PRO FORMA CONDENSED COMBINED
                               STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                    PRO FORMA
                                                                         WATSON       OCLASSEN      COMBINED
                                                                         ------       --------      --------
Revenues:
        Product sales, net                                              $93,649       $28,054       $121,703
        Royalty income                                                    1,209            --          1,209
                                                                        -------       -------       --------
                                                   Total revenues        94,858        28,054        122,912
                                                                        -------       -------       --------
Operating expenses:
        Cost of revenues                                                 48,972         8,985         57,957
        Research and development                                         18,980         3,585         22,565
        Selling, general and
           administrative                                                13,342        14,728         28,070
                                                                        -------       -------       --------
                                         Total operating expenses        81,294        27,298        108,592
                                                                        -------       -------       --------

                                                 Operating income        13,564           756         14,320
                                                                        -------       -------       --------
Other income:
Equity in earnings of joint ventures                                     24,968            --         24,968
Investment and other income                                               6,542         1,226          7,768
Gain from legal settlements                                               2,299            --          2,299
                                                                        -------       -------       --------
                                               Total other income        33,809         1,226         35,035
                                                                        -------       -------       --------

                         Income before provision for income taxes        47,373         1,982         49,355

Provision for income taxes                                               10,828            25         10,853
                                                                        -------       -------       --------


                                                       Net income       $36,545       $ 1,957       $ 38,502
                                                                        =======       =======       ========

Per share data:
        Earnings per share                                              $  1.00       $  0.02       $   0.98
                                                                        =======       =======       ========
        Weighted average number of
           common and common equivalent
           shares outstanding                                            36,515         1,705         37,144
                                                                        =======       =======       ========




                             See accompanying notes
      to the unaudited pro forma condensed combined financial information.

                                WATSON/OCLASSEN
                     UNAUDITED PRO FORMA CONDENSED COMBINED
                               STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         PRO FORMA
                                                                            WATSON         OCLASSEN      COMBINED
                                                                            ------         --------      --------
Revenues:
        Product sales, net                                                 $ 70,838        $24,665       $ 95,503
        Royalty income                                                           --             --             --
                                                                           --------        -------       --------
                                                      Total revenues         70,838         24,665         95,503
                                                                           --------        -------       --------
Operating expenses:
        Cost of revenues                                                     39,207          8,193         47,400
        Research and development                                             15,085          3,231         18,316
        Selling, general and
           administrative                                                    15,682         12,537         28,219
        Other                                                                    --            533            533
                                                                           --------        -------       --------
                                            Total operating expenses         69,974         24,494         94,468
                                                                           --------        -------       --------

                                                    Operating income            864            171          1,035
                                                                           --------        -------       --------
Other income (expense):
Equity in earnings of joint ventures                                         24,688             --         24,688
Investment and other income                                                  16,879          1,025         17,904
Provision for legal settlements                                              (6,297)            --         (6,297)
Partnership loss                                                             (7,644)            --         (7,644)
                                                                           --------        -------       --------
                                         Total other income (expense)        27,626          1,025         28,651
                                                                           --------        -------       --------

                            Income before provision for income taxes         28,490          1,196         29,686

Provision (benefit) for income taxes                                        (21,927)            10        (21,917)
                                                                           --------        -------       --------


                                                          Net income       $ 50,417        $ 1,186       $ 51,603
                                                                           ========        =======       ========

Per share data:
        Earnings per share:
               Primary                                                     $   1.42        $  0.63       $   1.42
                                                                           ========        =======       ========
               Fully diluted                                                               $  0.13       $   1.33
                                                                                           =======       ========
        Weighted average number of
           common and common equivalent
           shares outstanding:
               Primary                                                       35,504          1,702         36,132
                                                                           ========        =======       ========
               Fully diluted                                                                 8,787         38,748
                                                                                           =======       ========




                             See accompanying notes
      to the unaudited pro forma condensed combined financial information.

                                WATSON/OCLASSEN
     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
         (1) Historical Presentation. The foregoing unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the audited consolidated financial statements, including the notes thereto, of Watson and Oclassen, a privately-held corporation. The fiscal years of Watson and Oclassen end on December 31 and, as such, the historical audited consolidated statements of income have been reported on such fiscal year bases. No adjustments have been made to the Unaudited Pro Forma Condensed Combined Financial Statements for differences in the application of generally accepted accounting principles between Watson and Oclassen, as the impact of such adjustments would not be material. The unaudited pro forma condensed combined financial information gives effect to the Merger under the pooling of interests accounting method as if the Merger had occurred at the beginning of each period presented for the statements of income and prior to the date of each balance sheet presented.
         Certain amounts in the consolidated historical financial statements of Watson and Oclassen have been reclassified to conform with the Unaudited Pro Forma Condensed Combined Financial Statement presentation.

         No adjustments are necessary to eliminate intercompany transactions and balances in the Unaudited Pro Forma Condensed Combined Financial Statements as there were no intercompany transactions or balances.

         The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated in accordance with the assumptions set forth in these notes, nor is it necessarily indicative of future operating results or financial position.
        (2) Watson and Oclassen Merger. The following pro forma adjustments were made to arrive at the pro forma combined adjustments:

        (a) Under the terms of the Merger Agreement, Oclassen will become a wholly-owned subsidiary of Watson, and stockholders of Oclassen will receive common shares of Watson valued at $135 million. The Merger Agreement provides that, immediately prior to completion of the Merger, each shareholder of Oclassen Preferred Stock, Series A, B, C, D, and E, will convert each share of the Oclassen Preferred Stock into one share of Oclassen Common Stock. See Note 5 of the Notes to the Oclassen Financial Statements for discussion of the Oclassen Preferred Stock. The following table summarizes the number of shares of Oclassen Preferred Stock outstanding at September 30, 1996:

                                                   Following Conversion
                                                   from Preferred, the
                             Number of Oclassen    Number of Oclassen
                             Preferred Shares      Common Shares
                             ------------------    --------------------
Preferred Stock, Series A          500,000                 500,000
Preferred Stock, Series B        1,418,184               1,418,184
Preferred Stock, Series C        1,442,906               1,442,906
Preferred Stock, Series D        3,105,888               3,105,888
Preferred Stock, Series E          625,000                 625,000
                                 ---------               ---------
                                 7,091,978               7,091,978

         (b) After the above, pursuant to the Merger Agreement, shares of Oclassen Common Stock will be exchanged for shares of Watson Common Stock. The number of shares of Watson Common Stock to be exchanged for Oclassen Common Stock is dependent on the price per share of Watson Common Stock on the closing date of the Merger. For purposes of these Unaudited Pro Forma Condensed Combined Financial Statements it was assumed that the Average Closing Price will be $35.00 and, accordingly, approximately 3.30 million shares of Watson Common Stock were issued to consummate the Merger. On a fully-diluted basis, based on the assumed Average Closing Price of $35.00, 3.86 million shares of Watson Common Stock will be issued to consummate the transaction. See Exhibit 11.1 for computation of pro forma earnings per share.

         (c) The Unaudited Pro Forma Condensed Combined Balance Sheet at September 30, 1996 has been adjusted to reflect estimated nonrecurring merger costs of $8.0 million. The adjustment gives effect to these merger costs as if they had been paid immediately prior to September 30, 1996. The estimated merger costs are expected to include costs associated with investment banking fees, legal, accounting, printing and other costs with respect to the Merger. These costs have been excluded from the Pro Forma Condensed Combined Statement of Income for the nine months ended September 30, 1996 due to their nonrecurring nature.

              SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED COMBINED
                             FINANCIAL INFORMATION

         WATSON PHARMACEUTICALS, INC., OCLASSEN PHARMACEUTICALS, INC.,
                          AND ROYCE LABORATORIES, INC.

The following Supplemental Unaudited Pro Forma Condensed Combined Financial Information of Watson and Oclassen include the supplemental consolidated financial statements of Royce Laboratories, Inc. ("Royce"). On December 24, 1996, Watson and Royce entered into a definitive merger agreement. These transactions are planned to be accounted for under the pooling of interests method of accounting and, accordingly, Watson's consolidated financial statements have been retroactively adjusted as if Watson, Oclassen and Royce had operated as one entity since inception.

The following Supplemental Unaudited Pro Forma Condensed Combined Balance Sheet presents the pro forma financial position of Watson as of September 30, 1996 as if the pending acquisitions of Royce and Oclassen had been consummated as of September 30, 1996.

The following Supplemental Unaudited Pro Forma Condensed Combined Statements of Operations for the Nine Months Ended September 30, 1996 and the Years Ended December 31, 1995, 1994 and 1993 present the pro forma results of continuing operations of Watson as if the pending acquisitions of Royce and Oclassen, which will be accounted for under the pooling of interests method of accounting, had been consummated as of January 1, 1993.

The unaudited pro forma earnings per common and common equivalent share include the weighted average number of common shares and common share equivalents outstanding of Watson and Royce and Oclassen (based on the respective merger share exchange ratios). Common share equivalents include, where appropriate the assumed exercise of conversion of warrants and options. In computing the unaudited pro forma earnings per common and common equivalent share, Watson utilizes the treasury stock method.

These Supplemental Unaudited Pro Forma Condensed Combined Financial Statements and notes thereto should be read in conjunction with the respective historical consolidated financial statements and notes thereto of Watson, Royce and Oclassen and the pro forma condensed combined financial statements of Watson and Oclassen which are included elsewhere herein or incorporated by reference. The supplemental unaudited pro forma condensed combined results of operations do not necessarily reflect actual results which would have occurred if the acquisitions had taken place on the assumed dates, nor are they necessarily indicative of the results of future combined operations.

                             WATSON/OCLASSEN/ROYCE
              SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED COMBINED
                                 BALANCE SHEET
                               SEPTEMBER 30, 1996
                                 (IN THOUSANDS)

                                                                                                      PRO FORMA
                                                                       PRO FORMA                      COMBINED
                                                                       COMBINED                       WATSON/
                                                                       WATSON/                        OCLASSEN/
                                      WATSON   OCLASSEN   ADJUSTMENTS  OCLASSEN   ROYCE  ADJUSTMENTS  ROYCE
                                      ------   --------   -----------  --------   -----  -----------  ---------
Cash and cash equivalents            $112,111  $ 5,381    $ (8,000)   $109,492   $ 3,950   $(6,500)   $106,942
Marketable securities                  71,308   14,991                  86,299        --                86,299
Accounts receivable, net               25,721    3,133                  28,854     3,780                32,634
Royalty receivable                      7,255       --                   7,255        --                 7,255
Inventories                            26,303    3,917                  30,220     5,858                36,078
Deferred tax assets                    11,106       --                  11,106        --                11,106
Other current assets                    2,805    2,576                   5,381       582                 5,963
                                     --------  -------                --------   -------              --------
    Total current assets              256,609   29,998                 278,607    14,170               286,277

Property and equipment, net            73,010    1,160                  74,170     3,359                77,529
Investments in joint ventures and
  other long-term investments          60,148       --                  60,148        --                60,148
Other assets                            5,427    1,852                   7,279        59                 7,338
                                     --------  -------    --------    --------   -------   -------    --------
                                     $395,194  $33,010    $ (8,000)   $420,204   $17,588   $(6,500)   $431,292
                                     ========  =======    ========    ========   =======   =======    ========
Accounts payable and accruals        $ 24,320  $ 5,045                $ 29,365   $ 2,395              $ 31,760
Current portion of long-term debt         621       --                     621       386                 1,007
Contract obligations
  and reserve                              --    2,659                   2,659        --                 2,659
Income taxes payable                    9,984       --                   9,984        --                 9,984
                                     --------  -------                --------   -------              --------
    Total current liabilities          34,925    7,704                  42,629     2,781                45,410
Long-term debt                          3,116       --                   3,116     1,053                 4,169
Other liabilities                          --       12                      12        --                    12
                                     --------  -------                --------   -------              --------
    Total liabilities                  38,041    7,716                  45,757     3,834                49,591
                                     --------  -------                --------   -------              --------
Mandatorily redeemable preferred
  stock                                    --   38,688    $(38,688)         --        --                    --
                                     --------  -------                --------   -------              --------
Preferred stock                            --    1,000      (1,000)         --        --                    --
Common stock                              121    1,442      (1,429)        134        67   $   (59)        142
Additional paid-in capital            155,031       --      41,117     196,148    30,335        59     226,542
Retained earnings (deficit)           196,328  (15,130)     (8,000)    173,198   (16,637)   (6,500)    150,061
Treasury stock (2,500 shares,
  at cost)                                 --       --                      --       (11)                  (11)
Unrealized holding gain                 5,813       --                   5,813        --                 5,813
Notes receivable-common stock              --     (706)                   (706)       --                  (706)
Unearned compensation-stock awards       (140)      --                    (140)       --                  (140)
                                      --------  -------               --------   -------              --------
    Total stockholders' equity
      (deficit)                        357,153  (13,394)               374,447    13,754               381,701
                                      --------  -------    --------   --------   -------   -------    --------
                                      $395,194  $33,010    $(8,000)   $420,204   $17,588   $(6,500)   $431,292
                                      ========  =======    =======    ========   =======   =======    ========

         See accompanying notes to the supplemental unaudited pro forma condensed combined financial information.

                             WATSON/OCLASSEN/ROYCE
              SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED COMBINED
                                 BALANCE SHEET
                               DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                     PRO FORMA
                                                                                     COMBINED
                                                                                     WATSON/
                                           WATSON       OCLASSEN     ADJUSTMENTS     OCLASSEN        ROYCE
                                           ------       --------     -----------     ---------       -----
Cash and cash equivalents                 $ 92,214      $ 3,002                       $ 95,216      $ 2,291
Marketable securities                       26,038       15,723                         41,761           --
Accounts receivable, net                    25,081        3,045                         28,126        3,466
Royalty receivable                           8,205           --                          8,205           --
Inventories                                 22,637        3,249                         25,886        4,212
Deferred tax assets                         21,115           --                         21,115           --
Other current assets                         2,344        1,817                          4,161          315
                                          --------      -------                       --------      -------
        Total current assets               197,634       26,836                        224,470       10,284
Property and equipment, net                 69,999        1,046                         71,045        1,732
Investments in joint ventures and
  other long-term investments               49,355           --                         49,355           --
Other assets                                 5,133        2,139                          7,272           77
                                          --------      -------       --------        --------      -------
                                          $322,121      $30,021       $     --        $352,142      $12,093
                                          ========      =======       ========        ========      =======
Accounts payable and accruals             $ 25,215      $ 4,894                       $ 30,109      $ 3,149
Current portion of long-term debt              622           --                            622           90
Contract obligations and reserve                --        2,708                          2,708           --
Income taxes payable                         2,985           --                          2,985           --
                                          --------      -------                       --------      -------
        Total current liabilities           28,822        7,602                         36,424        3,239

Long-term debt                               3,577           --                          3,577          181
Other liabilities                              687           39                            726           --
                                          --------      -------                       --------      -------
        Total liabilities                   33,086        7,641                         40,727        3,420

Mandatorily redeemable preferred stock          --       36,650       $(36,650)             --           --
                                          --------      -------                       --------      -------

Preferred stock                                 --        1,000         (1,000)             --           --
Common stock                                   120        1,226         (1,213)            133           64
Additional paid-in capital                 146,439           --         38,863         185,302       26,471
Retained earnings (deficit)                142,711      (15,852)                       126,859      (17,851)
Treasury stock (2,500 shares
  at cost)                                      --           --                             --          (11)
Unrealized holding gain (loss)                 621           --                            621           --
Notes receivable-common stock                   --         (644)                          (644)          --
Unearned compensation-stock awards            (856)          --                           (856)          --
                                          --------      -------                       --------      -------
        Total stockholders' equity
          (deficit)                        289,035      (14,270)                       311,415        8,673
                                          --------      -------       --------        --------      -------

                                          $322,121     $ 30,021       $     --        $352,142      $12,093
                                          ========      =======       ========        ========      =======

                                                                PRO FORMA
                                                                COMBINED
                                                                WATSON/
                                                                OCLASSEN/
                                            ADJUSTMENTS         ROYCE
                                            ----------          -----------
Cash and cash equivalents                                        $ 97,507
Marketable securities                                              41,761
Accounts receivable, net                                           31,592
Royalty receivable                                                  8,205
Inventories                                                        30,098
Deferred tax assets                                                21,115
Other current assets                                                4,476
                                                                 --------
        Total current assets                                      234,754
Property and equipment, net                                        72,777
Investments in joint ventures and
  other long-term investments                                      49,355
Other assets                                                        7,349
                                            -------              --------
                                            $    --              $364,235
                                            =======              ========

Accounts payable and accruals                                    $ 33,258
Current portion of long-term debt                                     712
Contract obligations and reserve                                    2,708
Income taxes payable                                                2,985
                                                                 --------
        Total current liabilities                                  39,663

Long-term debt                                                      3,758
Other liabilities                                                     726
                                                                 --------
        Total liabilities                                          44,147
                                                                 --------
Mandatorily redeemable preferred stock                                 --
                                                                 --------

Preferred stock                                                        --
Common stock                                $   (56)                  141
Additional paid-in capital                       56               211,829
Retained earnings (deficit)                                       109,008
Treasury stock (2,500 shares
  at cost)                                                            (11)
Unrealized holding gain (loss)                                        621
Notes receivable-common stock                                        (644)
Unearned compensation-stock awards                                   (856)
                                                                 --------
        Total stockholders' equity
          (deficit)                                               320,088
                                            -------              --------
                                            $    --              $364,235
                                            =======              ========

See accompanying notes to the supplemental unaudited pro forma condensed combined financial information.

                         WATSON/OCLASSEN/ROYCE
              SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED COMBINED
                                 BALANCE SHEET
                               DECEMBER 31, 1994
                                 (in thousands)


                                                                                                  Pro Forma
                                                                 Pro Forma                        Combined
                                                                 Combined                         Watson/
                                                                 Watson/                          Oclassen/
                               Watson    Oclassen  Adjustments   Oclassen    Royce   Adjustments  Royce
                               ------    --------  -----------   --------    -----   -----------  ---------
Cash and cash equivalents     $ 71,165    $ 3,453                $ 74,618   $ 3,323                $ 77,941
Marketable securities           35,531     14,945                  50,476         -                  50,476
Accounts receivable, net        16,128      2,842                  18,970     1,453                  20,423
Inventories                     16,361      3,773                  20,134     2,049                  22,183
Deferred tax assets             30,995          -                  30,995         -                  30,995
Other current assets             2,732      1,841                   4,573       223                   4,796
                              --------    -------                --------    ------                 -------
        Total current assets   172,912     26,854                 199,766     7,048                 206,814

Property and equipment, net     54,115      1,187                  55,302       980                  56,282
Investments in joint ventures
  and other long-term
  investments                   31,824          -                  31,824         -                  31,824
Other assets                     3,465          -                   3,465        83                   3,548
                               -------     ------    ----------  --------    ------   ----------   --------
                              $262,316    $28,041    $        -  $290,357    $8,111   $        -   $298,468
                              ========    =======    ==========  ========    ======   ==========   ========
Accounts payable and accruals $ 17,610    $ 5,442                $ 23,052    $1,698                $ 24,750
Current portion of long-term
  debt                             641          -                     641        25                     666
Contract obligations and
  reserve                            -      2,919                   2,919         -                   2,919
Income taxes payable                 -          -                       -         -                       -
                              --------    -------                --------     ------               --------
  Total current liabilities     18,251      8,361                  26,612      1,723                 28,335


Long-term debt                   5,058          -                   5,058         33                  5,091
Deferred partnership liability  14,033          -                  14,033          -                 14,033
Other liabilities                1,604         75                   1,679          -                  1,679
                              --------    -------                --------      ------              --------
   Total liabilities            38,946      8,436                  47,382      1,756                 49,138

Mandatorily redeemable
   preferred stock                   -     33,933     $(33,933)         -          -                      -
                              --------    -------                --------     ------               --------

Preferred stock                      -      1,000       (1,000)         -          -                      -
Common stock                       118      1,087       (1,074)       131         60  $      (52)       139
Additional paid-in capital     132,115          -       36,007    168,122     21,821          52    189,995
Retained earnings (deficit)     94,821    (15,762)                 79,059    (15,515)                63,544
Treasury stock (2,500 shares,
   at cost)                          -          -                       -        (11)                   (11)
Unrealized holding gain (loss)    (870)         -                    (870)         -                   (870)
Notes receivable-common stock        -       (653)                   (653)         -                   (653)
Unearned compensation-stock
        awards                  (2,814)         -                  (2,814)         -                 (2,814)
                              --------    -------                --------     ------               --------
Total stockholders'
   equity (deficit)            223,370    (14,328)                242,975      6,355                249,330
                              --------    -------    ---------   --------     ------  ----------   --------
                              $262,316    $28,041    $       -   $290,357     $8,111  $        -   $298,468
                              ========    =======    =========   ========     ======  ==========   ========

   See accompanying notes to the supplemental unaudited pro forma condensed combined financial information.

                             WATSON/OCLASSEN/ROYCE
              SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED COMBINED
                              STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   PRO FORMA
                                                           PRO FORMA               COMBINED
                                                           COMBINED                WATSON/
                                                           WATSON/                 OCLASSEN/
                                 WATSON       OCLASSEN     OCLASSEN      ROYCE     ROYCE
                                 ------       --------     --------      -----     -------
Revenues:
  Product sales, net            $122,155       $24,276     $146,431      $17,216   $163,647
  Royalty income                  19,862            --       19,862           --     19,862
                                --------       -------     --------      -------   --------
               Total revenues    142,017        24,276      166,293       17,216    183,509
                                --------       -------     --------      -------   --------
Operating expenses:
  Cost of revenues                56,842         7,099       63,941       11,200     75,141
  Research and development        12,467         3,554       16,021        1,252     17,273
  Selling, general and
    administrative                13,371        11,666       25,037        3,633     28,670
                                --------       -------     --------      -------   --------
     Total operating expenses     82,680        22,319      104,999       16,085    121,084
                                --------       -------     --------      -------   --------
             Operating income     59,337         1,957       61,294        1,131     62,425
Other income:
  Equity in earnings of joint
    ventures                      14,156            --       14,156           --     14,156
  Investment and other income      5,844           863        6,707          115      6,822
                                --------       -------     --------      -------   --------
           Total other income     20,000           863       20,863          115     20,978
                                --------       -------     --------      -------   --------
  Income before provision
    for income taxes              79,337         2,820       82,157        1,246     83,403

Provision for income taxes        25,720            60       25,780           32     25,812
                                --------       -------     --------      -------   --------
                   Net income   $53,617        $ 2,760     $ 56,377      $ 1,214   $ 57,591
                                =======        =======     ========      =======   ========
Per share data:
  Earnings per share:
    Primary                     $  1.43        $  0.30     $   1.41      $  0.09   $   1.36
                                =======        =======     ========      =======   ========
    Fully diluted                              $  0.27     $   1.36                $   1.32
                                               =======     ========                ========
  Weighted average number
    of common and common
    equivalent shares
    outstanding:
    Primary                      37,624          2,424       38,519       14,013     40,931
                                =======        =======     ========      =======   ========
    Fully diluted                               10,063       41,339                  43,751
                                               =======     ========                ========

              See accompanying notes to the supplemental unaudited pro forma condensed combined financial information.

                             WATSON/OCLASSEN/ROYCE
              SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED COMBINED
                              STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          PRO FORMA
                                                                     PRO FORMA            COMBINED
                                                                     COMBINED             WATSON/
                                                                     WATSON/              OCLASSEN/
                                               WATSON    OCLASSEN    OCLASSEN    ROYCE    ROYCE
                                              --------   --------    ---------  -------   ---------
Revenues:
    Product sales, net                        $130,688   $29,036     $159,724   $10,503   $170,227
    Royalty income                              22,247        --       22,247        --     22,247
                                              --------   -------     --------   -------   --------
        Total revenues                         152,935    29,036      181,971    10,503    192,474
                                              --------   -------     --------   -------   --------
Operating expenses:
    Cost of revenues                            64,996     9,278       74,274     7,143     81,417
    Research and development                    18,573     3,777       22,350     2,212     24,562
    Selling general and
      administrative                            17,030    14,515       31,545     3,634     35,179
    Merger expenses                             13,939        --       13,939        --     13,939
                                              --------   -------     --------   -------   --------
        Total operating expenses               114,538    27,570      142,108    12,989    155,097
                                              --------   -------     --------   -------   --------
        Operating income (loss)                 38,397     1,466       39,863    (2,486)    37,377

Other income:
Equity in earnings of joint ventures            22,766        --       22,766        --     22,766
Investment and other income                     11,594     1,161       12,755       150     12,905
                                              --------   -------     --------   -------   --------
        Total other income                      34,360     1,161       35,521       150     35,671
                                              --------   -------     --------   -------   --------
        Income (loss) before provision
          for income taxes                      72,757     2,627       75,384    (2,336)    73,048
Provision for income taxes                      24,867        --       24,867        --     24,867
                                              --------   -------     --------   -------   --------
        Net income (loss)                     $ 47,890   $ 2,627     $ 50,517   $(2,336)  $ 48,181
                                              ========   =======     ========   =======   ========
Per share data:
    Earnings (loss) per share                 $   1.29   $ (0.05)    $   1.27   $ (0.19)  $   1.14
                                              ========   =======     ========   =======   ========
     Weighted average number of
      common and common equivalent
      shares outstanding                        37,143     1,719       37,778    12,352     39,910
                                              ========   =======     ========   =======   ========


         See accompanying notes to the supplemental unaudited pro forma condensed combined financial information.

                             WATSON/OCLASSEN/ROYCE
              SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED COMBINED
                              STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                PRO FORMA
                                                                          PRO FORMA             COMBINED
                                                                          COMBINED              WATSON/
                                                                          WATSON/               OCLASSEN/
                                                    WATSON    OCLASSEN    OCLASSEN     ROYCE    ROYCE
                                                    ------    --------    ---------    -----    ---------
Revenues:
  Product sales, net                                $93,649   $28,054     $121,703    $ 6,191   $127,894
  Royalty income                                      1,209        --        1,209         --      1,209
                                                    -------   -------     --------    -------   --------
           Total revenues                            94,858    28,054      122,912      6,191    129,103
                                                    -------   -------     --------    -------   --------
Operating expenses:
  Cost of revenues                                   48,972     8,985       57,957      4,538     62,495
  Research and development                           18,980     3,585       22,565        960     23,525
  Selling, general and
    administrative                                   13,342    14,728       28,070      2,298     30,368
                                                    -------   -------     --------    -------   --------
           Total operating expenses                  81,294    27,298      108,592      7,796    116,388
                                                    -------   -------     --------    -------   --------
           Operating income (loss)                   13,564       756       14,320     (1,605)    12,715
Other income:
Equity in earnings of joint ventures                 24,968        --       24,968         --     24,968
Investment and other income                           6,542     1,226        7,768        128      7,896
Gain from legal settlements                           2,299        --        2,299         --      2,299
                                                    -------   -------     --------    -------    -------
           Total other income                        33,809     1,226       35,035        128     35,163
                                                    -------   -------     --------    -------    -------
  Income (loss) before provision for income taxes    47,373     1,982       49,355     (1,477)    47,878

Provision for income taxes                           10,828        25       10,853         --     10,853
                                                    -------   -------     --------    -------    -------

           Net income (loss)                        $36,545   $ 1,957     $ 38,502    $(1,477)  $ 37,025
                                                    =======   =======     ========    =======   ========

Per share data:
  Earnings (loss) per share                         $  1.00   $  0.02     $   0.98    $ (0.14)  $   0.90
                                                    =======   =======     ========    =======   ========
Weighted average number of
  common and common equivalent
  shares outstanding                                 36,515     1,705       37,144     10,554     38,966
                                                    =======   =======     ========    =======   ========




              See accompanying notes to the supplemental unaudited pro forma condensed combined financial information.

                             WATSON/OCLASSEN/ROYCE
              SUPPLEMENTAL UNAUDITED PRO FORMA CONDENSED COMBINED
                              STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                              PRO FORMA
                                                                      PRO FORMA               COMBINED
                                                                      COMBINED                WATSON/
                                                                      WATSON/                 OCLASSEN/
                                                 WATSON   OCLASSEN    OCLASSEN     ROYCE      ROYCE
                                                --------  --------    ---------   -------     ---------
Revenues:
  Product sales, net                            $ 70,838   $24,665     $ 95,503   $ 3,519      $ 99,022
  Royalty income                                       -         -            -         -             -
                                                --------   -------     --------   -------      --------
        Total revenues                            70,838    24,665       95,503     3,519        99,022
                                                --------   -------     --------   -------      --------
Operating expenses:
  Cost of revenues                                39,207     8,193       47,400     3,017        50,417
  Write-off of inventory                               -         -            -       768           768
  Research and development                        15,085     3,231       18,316       305        18,621
  Selling, general and administrative             15,682    12,537       28,219     2,084        30,303
  Other                                                -       533          533         -           533
                                                --------   -------     --------   -------      --------
        Total operating expenses                  69,974    24,494       94,468     6,174       100,642
                                                --------   -------     --------   -------      --------

        Operating income (loss)                      864       171        1,035    (2,655)       (1,620)
Other income (expense):
Equity in earnings of joint ventures              24,688         -       24,688         -        24,688
Investment and other income                       16,879     1,025       17,904        58        17,962
Provision for legal settlements                   (6,297)        -       (6,297)   (1,336)       (7,633)
Partnership loss                                  (7,644)        -       (7,644)        -        (7,644)
                                                --------   -------     --------   -------      --------
        Total other income (expense)              27,626     1,025       28,651    (1,278)       27,373
                                                --------   -------     --------   -------      --------

      Income (loss) before provision for
        income taxes                              28,490     1,196       29,686    (3,933)       25,753

Provision (benefit) for income taxes             (21,927)       10      (21,917)        -       (21,917)
                                                --------   -------     --------   -------      --------
        Net income (loss)                       $ 50,417   $ 1,186     $ 51,603   $(3,933)     $ 47,670
                                                ========   =======     ========   =======      ========

Per share data:
  Earnings (loss) per share:
        Primary                                 $   1.42   $  0.63     $   1.42   $ (0.41)     $   1.26
                                                ========   =======     ========   =======      ========
        Fully diluted                                      $  0.13     $   1.33                $   1.18
                                                           =======     ========                ========
  Weighted average number of common and
    common equivalent shares outstanding:
        Primary                                   35,504     1,702       36,132     9,493        37,770
                                                ========   =======     ========   =======      ========
        Fully diluted                                        8,787       38,748                  40,386
                                                           =======     ========                ========


              See accompanying notes to the supplemental unaudited
               pro forma condensed combined financial information.

                             WATSON/OCLASSEN/ROYCE
                  NOTES TO SUPPLEMENTAL UNAUDITED PRO FORMA
                   CONDENSED COMBINED FINANCIAL INFORMATION

         (1) Historical Presentation. The foregoing supplemental unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the audited consolidated financial statements, including the notes thereto, of Watson, Oclassen and Royce. The fiscal years of Watson, Oclassen and Royce end on December 31 and, as such, the historical audited consolidated statements of income have been reported on such fiscal year bases. No adjustments have been made to the Supplemental Unaudited Pro Forma Condensed Combined Financial Statements for differences in the application of generally accepted accounting principles between Watson, Oclassen and Royce, as the impact of such adjustments would not be material. The supplemental unaudited pro forma condensed combined financial information gives effect to the Watson/Oclassen and Watson/Royce mergers under the pooling of interests accounting method as if the mergers had occurred at the beginning of each period presented for the statements of income and prior to the date of each balance sheet presented.

         Certain amounts in the consolidated historical financial statements of Watson, Oclassen and Royce have been reclassified to conform with the Supplemental Unaudited Pro Forma Condensed Combined Financial Statement presentation.

         No adjustments are necessary to eliminate intercompany transactions and balances in the Supplemental Unaudited Pro Forma Condensed Combined Financial Statements as there were no intercompany transactions or balances.

         The supplemental pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the mergers had been consummated in accordance with the assumptions set forth in these notes, nor is it necessarily indicative of future operating results or financial position.

        (2) Watson and Oclassen Merger. The following pro forma adjustments were made to arrive at the pro forma combined adjustments:

        (a) Under the terms of the Merger Agreement, Oclassen will become a wholly-owned subsidiary of Watson, and stockholders of Oclassen will receive common shares of Watson valued at $135 million. The Merger Agreement provides that, immediately prior to completion of the Merger, each shareholder of Oclassen Preferred Stock, Series A, B, C, D, and E, will convert each share of the Oclassen Preferred Stock into one share of Oclassen Common Stock. See Note 5 of the Notes to the Oclassen Financial Statements for discussion of the Oclassen Preferred Stock. The following table summarizes the number of shares of Oclassen Preferred Stock outstanding at September 30, 1996:

                                                   Following Conversion
                                                   from Preferred, the
                             Number of Oclassen    Number of Oclassen
                             Preferred Shares      Common Shares
                             ------------------    --------------------
Preferred Stock, Series A          500,000                 500,000
Preferred Stock, Series B        1,418,184               1,418,184
Preferred Stock, Series C        1,442,906               1,442,906
Preferred Stock, Series D        3,105,888               3,105,888
Preferred Stock, Series E          625,000                 625,000
                                 ---------               ---------
                                 7,091,978               7,091,978

         (b) After the above, pursuant to the Merger Agreement, shares of Oclassen Common Stock will be exchanged for shares of Watson Common Stock. The number of shares of Watson Common Stock to be exchanged for Oclassen Common Stock is dependent on the price per share of Watson Common Stock on the closing date of the Merger. For purposes of these Unaudited Pro Forma Condensed Combined Financial Statements it was assumed that the Average Closing Price will be $35.00 and, accordingly, approximately 3.30 million shares of Watson Common Stock were issued to consummate the Merger. On a fully-diluted basis, based on the assumed Average Closing Price of $35.00, 3.86 million shares of Watson Common Stock will be issued to consummate the transaction. See Exhibit 11.1 for computation of pro forma earnings per share.

         (c) The Supplemental Unaudited Pro Forma Condensed Combined Balance Sheet at September 30, 1996 has been adjusted to reflect estimated nonrecurring merger costs of $8.0 million. The adjustment gives effect to these merger costs as if they had been paid immediately prior to September 30, 1996. The estimated merger costs are expected to include costs associated with investment banking fees, legal, accounting, printing and other costs with respect to the Merger.


        (3) Watson and Royce Merger. The following pro forma adjustments were made to arrive at the pro forma combined adjustments:

        (a) Under the terms of the Royce Merger Agreement, Royce will become a wholly-owned subsidiary of Watson, and stockholders of Royce will receive common shares of Watson valued at $98 million. The Royce Merger Agreement provides that Watson will issue at the closing of the Merger to the Holders of the Royce Common Stock the number of shares of Watson Common Stock, equal to $7.25 divided by the average closing price of Watson's Common Stock for the ten consecutive trading days immediately preceding the effective date of the Merger, subject to a $38 to $47 collar multiplied by the number of shares of Royce Common Stock outstanding on the effective date.

        For purposes of these Supplemental Unaudited Pro Forma Condensed Combined Financial Statements it was assumed that the average closing price will be $42.00 and, accordingly, approximately 2.33 million shares of Watson Common Stock were assumed to have been issued to consummate the merger.

        (b) The Supplemental Unaudited Pro Forma Condensed Combined Balance Sheet at September 30, 1996 has been adjusted to reflect estimated nonrecurring merger costs of $6.5 million. The adjustment gives effect to these merger costs as if they had been paid immediately prior to September 30, 1996. The estimated merger costs are expected to include costs associated with investment banking fees, legal, accounting, printing and other costs with respect to the merger.

                          INFORMATION REGARDING WATSON

          Watson develops, manufactures and markets a comprehensive array of off-patent pharmaceuticals, and develops proprietary pharmaceutical products. Watson pursues a balanced strategy of generating revenue through its long-established off-patent pharmaceuticals business, capitalizing on its proven capabilities to support the development of off-patent and proprietary products, and seeking opportunities to acquire businesses, technologies and products to broaden its technology platform. Watson's objective is to become a fully integrated pharmaceutical company, which (i) develops and markets off-patent pharmaceuticals and (ii) develops proprietary and off-patent products and markets such products worldwide through pharmaceutical companies, joint ventures and its own marketing efforts. To achieve this objective, Watson is pursuing a balanced strategy of generating revenue through its established off-patent pharmaceutical business and capitalizing on its proven research and development, manufacturing and regulatory capabilities to support the development of advanced proprietary products. Watson targets difficult-to-produce niche pharmaceuticals, thereby avoiding competition with traditional commodity-oriented off-patent pharmaceutical companies. Watson also regularly reviews potential opportunities to acquire or invest in technologies, products or product rights and businesses compatible with its existing business. Except for the Merger Agreement and the Royce Merger Agreement, Watson currently has not entered into any definitive agreements with respect to any such acquisition, although Watson may do so in the future. See "Risk Factors--Future Acquisitions."

          Watson has historically derived a substantial portion of its revenues from the manufacture and sale of off-patent pharmaceutical products. While this continues to be the primary revenue source, certain developments have occurred which have augmented Watson's revenue mix resulting in a decreased emphasis upon sales of off-patent products. Management expects this change in the mix of revenues to continue. Product sales of off-patent medications accounted for approximately 100% of total revenues in 1993 and for approximately 99% of total revenues in 1994. In 1995, sales of off-patent products accounted for approximately 85.5% of total revenues and royalty income accounted for approximately 14.5% of total revenues. A substantial portion of Watson's income is included in other income, as a result of its joint ventures and investments, and is not reflected in its revenue figures.

          In July 1995, Watson strengthened and diversified its revenue base through a merger with Circa Pharmaceuticals, Inc. ("Circa"). The merger, accounted for as a pooling-of-interests, enhanced Watson's manufacturing capabilities and increased its product development program, particularly in the area of proprietary products. Watson also owns a 50% equity interest in Somerset, which primarily markets Eldepryl(R) for the treatment of Parkinson's disease. Watson recorded equity in earnings of this joint venture of $24.8 million in 1995. Patent exclusivity expired for Eldepryl(R) in June 1996. For the nine months ended September 30, 1996, Watson experienced a decrease in earnings from Somerset due to increased competition for Eldepryl(R). See "Risk Factors -- Loss of Exclusive Rights to Market Certain Products."

          Circa and RPR were partners in the development of Dilacor XR(R). Dilacor XR(R) is used for the treatment of hypertension and angina. Through an amended partnership agreement with RPR, Watson earns royalties on sales of Dilacor XR(R) by RPR. Royalty income is determined based upon the market demand for the product, as evidenced by prescriptions written, as defined. Revenues under this royalty agreement were $22.2 million in 1995 and $1.2 million in 1994. Dilacor XR(R) lost patent exclusivity in May 1995. Watson and RPR intend to launch an off-patent Dilacor XR(R) product, following approval by the United States Food & Drug Administration (the "FDA"), as considered appropriate. The costs and profits from the off-patent product are to be shared equally by Watson and RPR.

         Watson continues to expand its research and development efforts in the area of proprietary product development through joint ventures, product acquisitions and strategic alliances. Watson also continues to seek opportunities to broaden its technology platform and to invest in new products, technologies or businesses that are consistent with its strategy to focus on niche or technically difficult to duplicate products. This strategy was evidenced by Watson's increased investment in Andrx Corporation ("Andrx"), a company engaged in the development of advanced controlled-release delivery systems for certain orally-administered drugs. In October 1995, Watson purchased additional Andrx common stock for approximately $15.6 million, increasing its ownership to 19.5% of the total outstanding common stock of Andrx.

         Watson devotes significant resources to research and development, and invests significantly in the development of proprietary products. Watson has entered into certain licensing agreements with pharmaceutical companies under which Watson typically retains manufacturing rights and receives product development fees and royalties from future product sales. Licensing agreements individually and in the aggregate have not generated significant revenue for Watson, and currently no individual license agreement is material to Watson's operations. Watson is also developing a number of proprietary products for which it intends to retain all manufacturing and marketing rights.

         In March 1996, Watson's wholly-owned subsidiary, Watson Pharmaceuticals
(Asia) Ltd. ("Watson (Asia)") entered into an agreement to form two joint ventures with China-based Changzhou No. 4 Pharmaceutical Factory. Watson's wholly-owned subsidiaries include Labs, Watson (Asia), Corona Pharmaceuticals, Inc. (currently inactive) and Circa.

RECENT DEVELOPMENTS

         On December 24, 1996, Watson entered into a definitive Agreement and Plan of Merger with Royce Laboratories, Inc. ("Royce") (the "Royce Merger Agreement"), pursuant to which Royce will merge (the "Royce Merger") with and into a subsidiary of Watson created for purposes of the Royce Merger, with Royce surviving the Royce Merger as a wholly-owned subsidiary of Watson.

         Royce develops, manufactures and markets off-patent prescription drugs in solid dosage forms (tablets and capsules). At present, Royce manufactures and markets 20 prescription drugs in 42 dosage strengths and has received approval on an additional drug in 3 dosage strengths which it has not yet commenced manufacturing and marketing. Additionally, Royce has, at present, ANDAs pending with the FDA for 9 off-patent prescription products. Royce's executive offices are located in Miami, Florida. At December 31, 1996, Royce had approximately
141 employees.

         Royce Common Stock is currently traded on the Nasdaq SmallCap Market under the symbol "RLAB." Pursuant to the terms and conditions of the Royce Merger Agreement, at the effective time of the Royce Merger, Royce stockholders will receive an aggregate of up to approximately 2.33 million shares of Watson Common Stock. Under the terms of the Royce Merger Agreement, Watson will issue at the closing of the Royce Merger to the Royce stockholders the number of shares of Watson Common Stock equal to $7.25 divided by the average closing price of Watson Common Stock for the ten consecutive trading days immediately preceding the effective date of the Royce Merger, subject to a $38 and $47 collar, multiplied by the number of shares of Royce Common Stock outstanding on the effective date of the Royce Merger.

         Consummation of the Royce Merger is subject to the satisfaction of certain conditions, including, without limitation, approval of the Royce Merger Agreement by the Royce stockholders, regulatory approvals and treatment of the Royce Merger as a pooling of interests for accounting purposes and treatment of the Royce Merger as a tax-free reorganization. In connection with the Royce Merger, Watson and Royce will enter into an employment agreement with Patrick J. McEnany, the Chairman, President and Chief Executive Officer of Royce. The employment agreement will be for a three-year term and will provide that Mr. McEnany will remain as the President of Royce and will also become a Vice President of Watson in charge of Corporate Development. Mr. McEnany has been the President of Royce since June 1991 and its Chairman since February 1994.
Mr. McEnany was the President, Chief Executive Officer and Chief Financial Officer of Zenex Synthetic Lubricants, Inc. ("Zenex"), a company engaged in the distribution of synthetic lubricants from 1973 until 1985. In February
1985, Zenex merged with Home Intensive Care, Inc. ("HIC"), a provider of home infusion therapy services, and Mr. McEnany continued to serve as a director and chairman of the audit committee of the combined entity. In July 1993, HIC was acquired by W.R. Grace & Co. From December 1984 through December 1991, Mr. McEnany also served as the President of Equisource Capital, Inc., a consulting company, in the areas of corporate finance and investment banking. He currently serves as a director of the National Association of Pharmaceutical Manufacturers.

                         INFORMATION REGARDING OCLASSEN

BACKGROUND

         Oclassen develops specialty prescription pharmaceuticals to prevent and treat skin diseases, and markets these products to dermatologists. Oclassen in-licenses pharmaceutical products, which have been developed beyond the initial discovery phase, from United States and foreign pharmaceutical companies and from universities and research institutions. Oclassen completes product formulation and any preclinical development, conducts clinical trials and brings products through the required regulatory approval process and into the market. Oclassen markets its products through its 60-person nationwide direct sales force to dermatologists. Oclassen believes that its in-licensing, development and marketing strategy reduces the time, risks and costs associated with product development and marketing.

MARKETED PRODUCTS

         Oclassen currently markets the following five commercial prescription brands in the United States:
         - Condylox(R) (podofilox 0.5%) Topical Solution was introduced in the United States by Oclassen in April 1991 and is the only patient-applied topical therapy approved by the United States Food and Drug Administration (the "FDA") for the treatment of external genital warts, the most common viral sexually transmitted disease ("STD"). Oclassen in-licensed Condylox(R) in 1985, conducted the preclinical studies and clinical trials necessary to file a New Drug Application ("NDA") and, in December 1990, obtained FDA approval. Oclassen believes Condylox(R) therapy is a less invasive and more cost-effective alternative to most other genital wart treatments, such as cryosurgery, laser surgery, caustic topical agents, intralesional injections and excision. Condylox(R) Topical Solution is promoted to dermatologists and urologists by the Oclassen sales force.
         - Monodox(R) (doxycycline monohydrate) was introduced in the United States by Oclassen in March 1991. In 1990, Oclassen in-licensed the rights to distribute this FDA-approved broad spectrum oral antibiotic in the United States and Canada. In 1995, Oclassen purchased the NDA for Monodox(R). Monodox(R) is promoted primarily for the treatment of acne. Doxycycline, the active component of Monodox(R), has been shown in clinical trials to be as effective as minocycline with an alternative side effect profile. Minocycline is the leading oral antibiotic for acne. Monodox(R) is offered at a significantly lower price than the leading prescription brand minocycline product.

         - Cordran(R) (flurandrenolide) is a topical steroid used for the treatment of the inflammatory and pruritic manifestations of corticosteroid-responsive dermatoses. Oclassen commenced sales of Cordran(R) topical steroid products in September 1992 after Oclassen in-licensed the exclusive United States and Canadian distribution rights to this product line through an agreement with Eli Lilly and Company ("Lilly"). The Cordran(R) formulations include Cordran(R) Cream, Ointment and Lotion as well as Cordran(R) Tape, the only fluorinated steroid-impregnated tape available in the United States. Topical steroids are used for the treatment of skin inflammation and are among the drugs most commonly prescribed by dermatologists.

         - Cinobac(R) (cinoxacin) is an oral quinolone anti-infective, available in 250 mg. and 500 mg. capsules, indicated in the treatment of uncomplicated urinary tract infections ("UTI's"). Oclassen commenced sales of Cinobac(R) Capsules in the United States in September 1992, under an agreement with Lilly granting Oclassen exclusive United States and Canadian distribution rights. Oclassen promotes Cinobac(R) primarily to urologists for the outpatient treatment of initial and recurrent urinary tract infections and prophylaxis. Cinoxacin is the only quinolone anti-infective with an approved indication for prophylaxis of recurrent UTIs.

         - Cormax(TM) (clobetasol propionate) is a highly potent topical steroid used for the short-term treatment of inflammatory and pruritic manifestations of moderate to severe corticosteroid-responsive dermatoses. Oclassen introduced Cormax(TM) Scalp Application in March 1996 and Cormax(TM) Ointment in June 1996 after in-licensing the U.S. marketing and distribution rights. According to prescription data collected by the Scott Levin Company, clobetasol propionate is the high potency steroid most frequently prescribed by dermatologists. Cormax(TM) is promoted exclusively to dermatologists at a significantly lower price than the leading prescription brand product.

PRODUCTS UNDER DEVELOPMENT

         Oclassen is developing a variety of new products, as well as new indications and formulations of its current products, for the treatment of genital warts, acne, psoriasis, vitiligo, skin infections and dermatoses. Extensions to the current product lines include a gel formulation of Condylox(R) for current and expanded indications, and cream, gel and emollient cream formulations of Cormax(TM) for inflammatory skin dermatoses. Development of a psoralen-based phototherapy product for use in PUVA therapy for indications in psoriasis and vitiligo is currently underway. Oclassen believes that this product will reduce the side effects characteristic of current psoralen therapy. Additionally, Oclassen is developing a topical anti-microbial product line based upon proprietary technology utilizing the active form of iodine. These products are intended to minimize irritation and microbial resistance while maintaining a high activity level against a variety of pathogens.

PRODUCT DEVELOPMENT CAPABILITY

         Oclassen's product development efforts are directed to the development and regulatory approval of new pharmaceuticals for the treatment of skin diseases. These products typically have been initially researched by other pharmaceutical companies, universities and research institutions and have been the subject of at least limited human clinical trials. Oclassen focuses its development efforts on selected product candidates that it believes, based on its market research and technical evaluation, have a high probability of commercial success. Oclassen's development group also seeks to identify additional indications for and create new formulations of previously in-licensed products. In addition, the Oclassen team identifies promising broad application technologies that are applicable to dermatology. Oclassen has established the experienced product development teams necessary for the identification, development and regulatory approval of new pharmaceutical products, including formulation, analytical development, quality control, clinical research and regulatory affairs. Where appropriate, Oclassen may sub-contract with third parties for certain phases of its development activities.

         Oclassen's technical development unit is responsible for the design, formulation and scale-up to production of dosage forms, the analytical development of testing methods and specifications, and quality control/quality assurance of clinical supplies and marketed products. Oclassen's clinical research group has responsibility for the design, conduct, monitoring and evaluation of clinical trials in support of its development projects. Oclassen's regulatory affairs team organizes the data developed for presentation to the FDA and maintains contact with the appropriate authorities through the preclinical development and approval stages of Oclassen's regulatory submissions. Oclassen's regulatory affairs group is experienced in the preparation and filing of the various approval documents, as well as in the compliance with the regulations governing the labeling, marketing and distribution of Oclassen's prescription drug products.

SALES AND MARKETING

         Oclassen focuses its direct sales efforts on dermatologists. There are an estimated 7,000 dermatologists in the United States and Oclassen believes that these physicians can be effectively reached by a highly focused and experienced sales force. Dermatologists located in areas not covered by an Oclassen field representative are serviced by an in-house telemarketing team. To reach larger physician groups, which cannot be efficiently addressed by a focused sales force, and certain geographic markets, Oclassen has entered and, when appropriate, in the future may enter into collaborative arrangements with pharmaceutical companies with applicable sales and marketing expertise and capabilities.

         Direct Selling. Oclassen introduced Condylox(R) Topical Solution and Monodox(R) 100 mg Capsules in 1991 with a sales force of 17. Oclassen has been successful in recruiting experienced field sales representatives who have an average of seven years of selling experience to the dermatology market. At September 30, 1996, Oclassen had a nationwide sales force of 60 people promoting its products, including 43 field sales representatives deployed nationwide and supervised by five regional managers, four telemarketing sales representatives and a telemarketing sales manager. Oclassen also employs a Director of National Accounts and five national accounts managers to address the growing importance of managed health care delivery and other economic factors affecting its business. The Oclassen sales team is managed by a Director of Field Sales who has an extensive background in direct sales to the dermatology market. Oclassen plans to expand its field sales force over the next several years so that it will be able to increase its coverage of the target physicians who prescribe Oclassen's products.

         Although Oclassen markets its products to physicians, Oclassen distributes its products through major drug wholesalers who supply local pharmacies that fill physician prescriptions. During the year ended December 31, 1995, three wholesalers, McKesson Corporation, Cardinal Health, Inc. and Burgen Brunswig Corporation, accounted for approximately 25%, 17% and 14%, respectively, of Oclassen's product sales. The pharmacies that fill the physician prescriptions for Oclassen's products typically purchase their supplies from a number of drug wholesalers. Therefore, sales of Oclassen's products to any individual drug wholesaler may fluctuate from period to period, depending upon which drug wholesaler supplies products to the pharmacies filling the physician prescriptions. Because Oclassen's product sales are dependent upon the number of physician prescriptions written for Oclassen's products and filled by local pharmacies and not on sales to any particular drug wholesaler, management of Oclassen does not believe that the loss of any of such customers would have a material adverse effect on Oclassen.

         Marketing Collaborations. Oclassen has entered into and, when appropriate, intends to pursue, collaborative marketing relationships to address market opportunities not efficiently reached by a focused sales force. Such relationships may include co-promotion and co-marketing arrangements to broaden marketing efforts within the United States to larger physician groups, such as Ob/Gyns and primary care physicians, to market products internationally and to market Oclassen's current products for therapeutic applications outside Oclassen's focus. Such co-promotion arrangements may require Oclassen to pay commissions on sales over certain thresholds and make certain minimum payments for promotion and advertising.

MANUFACTURING AND RAW MATERIALS

         Oclassen contracts for the manufacture of its current products for commercial purposes and intends to do so for future products. This manufacturing strategy enables Oclassen to direct its financial resources to product in-licensing and acquisition, product development and sales and marketing efforts.

         The manufacturers of Oclassen's products are required by the Federal Food, Drug and Cosmetic Act ("FFDCA") and by FDA regulations to follow current Good Manufacturing Practices ("GMP"). Accordingly, Oclassen is dependent upon its contract manufacturers to comply with such requirements or similar standards imposed by foreign regulators. To ensure such compliance, Oclassen imposes rigorous manufacturing specifications on each of its contract manufacturers. In addition, the Oclassen quality assurance staff audits Oclassen's contract manufacturing sites and batch records to determine whether products are manufactured in compliance with GMP requirements and to Oclassen's specifications. Certain aspects of final quality assurance are conducted on each finished product batch, and file samples are maintained at Oclassen's facility in San Rafael, California. Various recordkeeping, reporting and other related functions with respect to the products are also handled by Oclassen. Stability studies are conducted by Oclassen's contract manufacturers on several commercial lots of each of Oclassen's products in order to monitor product potency throughout their shelf lives. Many of these functions carried out by Oclassen at its San Rafael facility are subject to GMP requirements. The FDA conducts regular inspections and audits of firms subject to GMP requirements. Although Oclassen has taken all actions that it believes are necessary to assure that it and its contract manufacturers are in compliance with these requirements, there can be no assurance that the FDA or a foreign regulator would not take action against Oclassen or a supplier or a contract manufacturer for alleged violations of GMP guidelines or similar standards.

         With the exception of Condylox(R) Topical Solution, each of Oclassen's products are currently manufactured by a single source. The principal raw materials used in Oclassen's products are active drug ingredients and inactive pharmaceutical chemicals. These active drug ingredients are generally available from a limited number of foreign and United States sources. Because the FDA approval process requires manufacturers to specify their proposed raw material suppliers in their NDA, if raw materials from a specified supplier were to become unavailable, FDA approval of a new supplier would be required. The need for approval of such new supplier could cause a delay in the manufacture of the product involved. Development and approval of Oclassen's products are, therefore, dependent upon its ability to procure active ingredient raw materials from FDA-approved sources. Arrangements with material suppliers in other countries are subject to the usual risks of doing business internationally, including the availability of FDA, customs and other governmental clearances, the imposition of export duties, political and social instability, possible currency fluctuations and restrictions on the transfer of funds.

LICENSES, PATENTS, TRADE SECRETS AND NON-PATENT EXCLUSIVITY

         Podofilox (Condylox(R)). Oclassen has entered into an exclusive license and supply arrangement with Nycomed Pharma (Denmark) granting Oclassen the right to manufacture and sell podofilox-based products in the United States and Puerto Rico. In the event Oclassen fails to meet certain minimum sales under the agreement, the license becomes non-exclusive or, in certain circumstances, may be terminated by Nycomed. Oclassen has paid to Nycomed certain milestone payments and pays royalties based on product sales in exchange for this license. Nycomed has agreed to sell podofilox, the raw material required to manufacture podofilox topical products, exclusively to Oclassen in the United States. Oclassen has agreed to purchase a certain portion of its requirements of such raw material from Nycomed, provided that Nycomed meets certain pricing requirements. Under the Nycomed agreement, Oclassen is prevented from selling any products based on podofilox, peltatins or chemically related compounds in the United States and Puerto Rico, unless Oclassen pays Nycomed royalties on such sales. Additionally, Nycomed owns all rights to podofilox-based products developed by Nycomed or Oclassen during the term of the agreement, subject to the exclusive license granted in the agreement. The agreement terminates in 2005, after which Oclassen may market products without further obligation to Nycomed.

         Monodox(R). In 1995, Oclassen purchased the NDA for Monodox(R) from Vintage. Oclassen is the sole owner of the Monodox(R) trademark.

          Cordran(R) and Cinobac(R). In August 1992, Oclassen and Lilly entered into exclusive distribution agreements for Cordran(R) and Cinobac(R). Under the terms of the agreements, Lilly manufactures these products and Oclassen markets them in the United States and Canada and pays Lilly a royalty on sales. Lilly also licensed to Oclassen rights to the Cordran(R) and Cinobac(R) trademarks. The agreements terminate in August 2002, at which time all rights to Cordran(R) and Cinobac(R) will become the property of Oclassen.

         Cormax(TM). In November 1995, Oclassen and Dermco Development Limited Partnership (acting through its general partner DPT Laboratories of San Antonio, Texas) entered into a 15-year U.S. distribution agreement for clobetasol propionate scalp application, ointment and cream. The products are marketed under Oclassen's Cormax(TM) trademark. The term of the agreement commences on the marketing launch date of each product. According to the terms of the distribution agreement, DPT Laboratories retains the right to distribute the Cormax(TM) products under a different tradename two years after the Oclassen market launch for each of the three products.

         Because Oclassen's strategy is to in-license or acquire pharmaceutical products which typically have been discovered and initially researched by others, such products frequently may have limited or no remaining patent protection due to the time elapsed since their discovery. None of Oclassen's currently marketed products have composition of matter patent protection remaining.

         Oclassen considers the protection of its technology, inventions, improvements and discoveries in connection with its development and commercial activities important to its business. Oclassen's policy is to seek patent protection in the United States and foreign countries, where appropriate, to protect Oclassen's proprietary rights. There can be no assurance that, with respect to any pending patent application, any patent, whether in the United States or in other countries, will be obtained. In addition, there can be no assurance that any patent issued or licensed to Oclassen will provide substantial protection or be of commercial benefit to Oclassen.

         Oclassen will also continue to rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation to protect its current and potential products and competitive position.

Oclassen enters into confidentiality agreements with its employees and certain key consultants, pursuant to which such persons agree to assign to Oclassen any inventions relating to Oclassen's business made by them while in Oclassen's employ or while consulting to Oclassen. However, there can be no assurance that others may not acquire or independently develop similar technologies or, if patents are not issued with respect to products arising from research, that Oclassen will be able to maintain information pertinent to such development program as proprietary technology or trade secrets.

COMPETITION

         Competition is generally intense in the pharmaceutical industry. Oclassen believes that there are numerous pharmaceutical and biotechnology companies and academic research groups throughout the world engaged in research and development efforts with respect to therapeutic products, including pharmaceuticals and alternative therapies, targeted at diseases or conditions addressed by Oclassen's current and potential products. There can be no assurance that such other companies and research institutions will not complete the development and regulatory approval process sooner and, therefore, market their products earlier than Oclassen. Many of these institutions have substantially greater financial, marketing and human resources and development capabilities than Oclassen. Technological developments by competitors, earlier regulatory approval for marketing competitive products or superior marketing capabilities possessed by competitors could adversely affect the commercial potential of Oclassen's products.

         Oclassen believes that competitive factors in its industry include scientific and technological expertise, managerial competence in identifying and pursuing product in-licensing and acquisition opportunities, operational competence in developing, protecting, manufacturing and marketing products and obtaining timely regulatory agency approvals, and financial resources. Competing successfully with respect to these factors will depend on Oclassen's continued ability to attract and retain skilled and experienced personnel, to develop and secure the rights to pharmaceutical products and compounds and to exploit these products and compounds commercially prior to the development of competitive products by others. Oclassen expects that there will be continued competition for highly qualified scientific, technical and managerial personnel.

         With respect to Oclassen's marketed products, Oclassen believes competitive factors include therapeutic efficacy, side effect profile, ease of use and cost. Oclassen believes that Condylox(R) Topical Solution is as therapeutically effective as existing in-office therapies for genital warts, with advantages as to ease of use and cost. Oclassen believes that Monodox(R) is as effective as the leading prescription brand minocycline product for the treatment of acne, with an alternative side effect profile and at a lower cost. Oclassen believes that Cinobac(R) can effectively compete in the market to treat UTIs acquired outside of hospitals due to its safety profile, moderate price and prophylaxis claim for recurrent infections. Oclassen believes the Cordran(R) product line can compete successfully in the topical corticosteroid market due to its broad range of formulations. Oclassen believes that Cormax(TM) can compete successfully in the topical corticosteroid market due to the popularity of clobetasol propionate among dermatologists and its moderate price.

GOVERNMENT REGULATION

         Regulation by governmental authorities in the United States and foreign countries is a significant factor in the manufacture and marketing of Oclassen's products and in its ongoing product development activities. Oclassen's products will generally require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and other premarket approval requirements imposed under the FFDCA and enforced by the FDA. Similar statutes and regulatory authorities impose similar requirements in foreign countries. Various federal, and in some cases state, statutes and regulations also govern or influence the testing, manufacturing, safety, labeling, storage, recordkeeping, reporting, promotion, marketing and distribution of such products. The FDA has broad authority to inspect facilities where prescription drug products are manufactured or held, including Oclassen's San Rafael, California facility, in order to investigate whether these statutes and regulations are being followed. The lengthy process of seeking necessary approvals and the compliance with applicable federal statutes and regulations require the expenditure of substantial resources. Any failure by Oclassen or its collaborators or licensors to obtain, or any delay in obtaining, regulatory approvals could adversely affect the marketing of any products developed or obtained by Oclassen and its ability to receive product or royalty revenue. Any failure of Oclassen or its collaborators or licensors to comply with these and other regulatory requirements could subject Oclassen to regulatory and/or judicial enforcement actions, including but not limited to, product recalls or seizures, injunctions, civil and/or criminal penalties, refusals to approve new products and withdrawal of existing approvals, as well as potentially enhanced product liability exposure.

         The activities required before a pharmaceutical agent may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulations. The results of these studies must be submitted to the FDA as part of an Investigational New Drug ("IND") application, which the FDA can reject or place on hold before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. In Phase I, clinical trials are conducted with a small number of subjects to determine the early safety profile and the pattern of drug distribution and metabolism. Oclassen is generally involved in the development and registration of pharmaceutical products based on compounds for which the preclinical and preliminary clinical effect has been demonstrated. In such cases the development programs typically will enter clinical study at the Phase II stage. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to help determine optimal dosages and expanded evidence of safety. Ordinarily in Phase III, large scale, multicenter, comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of efficacy and safety required by the FDA. The development plans, protocols and results of the preclinical and clinical testing are then submitted to the FDA in the form of an NDA for approval to commence commercial sales for a pharmaceutical product. In responding to an NDA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy the statutory and regulatory approval criteria. There can be no assurance that approvals will be granted on a timely basis, if at all.

EMPLOYEES

         As of December 31, 1996, Oclassen had 106 full-time employees, of whom 19 were engaged in development, clinical and regulatory affairs, 68 in sales and marketing and 19 in general administration and operations. Oclassen's employees are not covered by a collective bargaining agreement and Oclassen has experienced no work stoppages. Oclassen believes that it maintains good relations with its personnel.

PROPERTIES

         Oclassen's main facility occupies approximately 23,800 square feet in a leased facility at 100 Pelican Way, San Rafael, California. The lease continues through December 2002 and contains a renewal option of five years.

LEGAL PROCEEDINGS

         From time to time, Oclassen is involved in product liability litigation. Oclassen is currently the defendant in two such actions which Oclassen considers to be ordinary, routine litigation incidental to its business. Although Oclassen believes it has meritorious defenses and intends to vigorously defend such actions, there can be no assurance that Oclassen will prevail in such actions. If Oclassen does not prevail in such actions, or if Oclassen settles one or both of such actions, Oclassen could be required to make payments to the plaintiffs. However, management of Oclassen does not believe that any such payments, if made, would have a material adverse effect on the financial position and results of operations of Oclassen.

DIRECTORS AND EXECUTIVE OFFICERS OF OCLASSEN

         The directors and executive officers of Oclassen, and their ages as of December 31, 1996, are as follows:

        Name           Age                  Position
--------------------   ---   -----------------------------------------------

Glenn A. Oclassen       53   Chairman of the Board of Directors
Terry L. Johnson        52   President, Chief Executive Officer and Director
Anthony A. DiTonno      48   Vice President, Sales and Marketing
Frank P. Killey, Ph.D.  51   Vice President, Research and Development
Kirk D. Petersen        46   Vice President, Finance and Administration and
                                Chief Financial Officer
C. Sage Givens          40   Director
John G. Kringel         57   Director
Russell H. Maddox       55   Director
Edmund M. Olivier       58   Director
G. Kirk Raab            61   Director

         Glenn A. Oclassen acquired a company in 1982, changed the corporate name to Oclassen Pharmaceuticals, Inc. and Mr. Oclassen founded Oclassen's current operations in February 1985. He has served as a director of Oclassen since 1982 and has been Chairman of the Board of Directors since January 1991. From November 1982 to January 1991, Mr. Oclassen served as President and Chief Executive Officer of Oclassen. Prior to founding Oclassen's current operations, Mr. Oclassen was President and Chief Operating Officer of Pharmaquest Corporation, a pharmaceutical development consulting company, from 1984 to 1985. From 1982 to 1984, he was a partner in the Peachtree Creek Consulting Group, a firm providing marketing consulting services to health care and consumer products firms. In 1977, Mr. Oclassen founded the Neutrogena Dermatologics division of Neutrogena Corp., a skin-care company, and served as President until 1982. Mr. Oclassen received a B.S. in zoology from San Diego State University.

         Terry L. Johnson has served as President, Chief Executive Officer and a director of Oclassen since January 1991. Prior to joining Oclassen, Mr. Johnson served as Vice President and General Manager of the IOLAB Corporation Pharmaceuticals Division of Johnson & Johnson, a diversified healthcare company. While there, Mr. Johnson was responsible for planning and executing the entry of Johnson & Johnson into the ophthalmic pharmaceutical field. From February 1985 to May 1986, Mr. Johnson was employed by Syntro Corp., a biotechnology company, where he was in charge of developing a strategy and business plan for entry into the ophthalmic pharmaceutical business. Prior to joining Syntro Corporation, Mr. Johnson served at Allergan, Inc., a pharmaceutical company, for approximately 18 years in a variety of sales and marketing managerial positions. Mr.
Johnson majored in marketing at Northwestern University.

         Anthony A. DiTonno has served as Vice President, Marketing and Sales of Oclassen since June 1989. From 1975 until joining Oclassen, Mr. DiTonno held various marketing and organizational positions with Rorer Group, Inc., a worldwide pharmaceutical company, including Director of Business Development from December 1988 to May 1989, Director of Product Management from September 1987 to December 1988 and Director of Marketing Services from January 1986 to September 1987. Mr. DiTonno received an M.B.A. in marketing and organizational behavior from Drexel University and a B.S. in business administration from St. Joseph's University.

         Frank P. Killey, Ph.D. has served as Vice President, Research and Development of Oclassen since November 1991. From July 1985 until joining Oclassen, Dr. Killey held various research and development positions with Herbert Laboratories, a dermatology development company and a division of Allergan, Inc., including Vice President, Technical Affairs from July 1989 to October 1991, Vice President, Research and Development from July 1987 to June 1989 and Director, Research and Development from July 1985 to June 1987. From January 1982 to June 1985, Dr. Killey served as Associate Director of Research, Toxicology/Pathology Department of Allergan, Inc. Dr. Killey received a Ph.D. in physiology from the Medical College of Wisconsin and a B.A. in biology from Monmouth College.

         Kirk D. Petersen has served as Vice President, Finance and Administration and Chief Financial Officer of Oclassen since May 1996. Prior to joining Oclassen, Mr. Petersen served as Chief Financial Officer, Treasurer, Corporate Secretary and Director of Maxim Pharmaceuticals, Inc., a biopharmaceutical company in San Diego, California from October 1993 to April 1996. From 1980 to 1993, Mr. Petersen held senior client service positions with Ernst & Young LLP, an international professional services firm, including Coordinating Partner from October 1989 to September 1993, Senior Manager from October 1985 to September 1989, and Manager from February 1980 to September 1985. Mr. Petersen received a B.S. in business administration from California State University, San Diego and is a certified public accountant.

         C. Sage Givens has served as a director of Oclassen since January 1989. She is the Managing General Partner of Acacia Venture Partners, a private venture capital fund dedicated to healthcare investments. She has held this position since June 1995. From September 1983 until June 1995, Ms. Givens was a General Partner of First Century Management Company, the sole general partner of First Century Partners, a private venture capital fund which is a stockholder of Oclassen. Ms. Givens serves on the board of several healthcare companies including Healthsouth Corp., Phycor, Inc. and Urohealth, as well as several private healthcare companies.

         John G. Kringel has served as a director of Oclassen since February 1995. Since October 1990, he has served as Senior Vice President, Abbott Laboratories and President of the Hospital Products Division of Abbott Laboratories. Mr. Kringel previously held positions as Vice President, Sorenson Products and President of Sorenson Research Co. From 1977 to 1980, Mr. Kringel was Executive Vice President of the American Optical Corporation division of Warner-Lambert Co. and President of the Vision Care and Safety Products Division. He also previously served as General Manager of the U.S. Medical Division of Corning Glass Works.

         Russell H. Maddox has served as a director of Oclassen since June 1989. Since July 1994, he has served as President and Chief Operating Officer of HealthSouth Diagnostic Division. He was formerly President, Chairman of the Board and Chief Executive Officer of Diagnostic Health Corp., a diagnostic imaging company, from January 1992 until July 1994. From January 1980 until joining Diagnostic Health Corp., Mr. Maddox served as President, Chairman of the Board and Chief Executive Officer of Russ Pharmaceuticals, Inc., a marketer of narcotic analgesics, which Mr. Maddox founded in January 1980. Russ Pharmaceuticals, Inc. was acquired by Ethyl Corp. in March 1989. Mr. Maddox currently serves on the boards of Scandipharm, Inc. and Bradford Health Services, Inc.

         Edmund M. Olivier has served as a director of Oclassen since April 1987 and, from April 1990 to January 1991, he served as Chairman of the Board of Directors. Mr. Olivier has been a general partner of Fairfield Venture Partners II, L.P., a venture capital firm, since 1984, and a general partner of Oxford Bio-Science Partners, a venture capital firm, since 1991. From 1980 to 1983, Mr. Olivier served as Vice President, Technology and Planning in charge of corporate research, engineering, venture capital, planning and mergers and acquisitions for Diamond Shamrock Inc., a chemical and energy company. From 1972 to 1980, he was Vice President and General Manager of Scientific Products and Vice President of Commercial Development at Corning Glass Works, a diversified technology company. Mr. Olivier is currently a director of Prizm Pharmaceuticals, Auto Medica, Terrapin, Gene Pharming -- Europe in Leiden, Genset in Paris and Sosei in Tokyo.

         G. Kirk Raab has served as a director of Oclassen since June 1990. Mr. Raab currently serves as Chairman of the Board of Directors of Oxford GlycoSciences, Ltd., Shaman Pharmaceuticals, Inc., Connective Therapeutics, Inc. and Sinogen International, Ltd. Mr. Raab served as President and Chief Executive Officer of Genentech, Inc. from February 1990 until July 1995. He joined Genentech in February 1985 as President and Chief Operating Officer. Prior to joining Genentech, Mr. Raab worked for Abbott Laboratories from July 1975 until January 1985. Mr. Raab is also a director of Applied Imaging, Inc. and Bridge Medical, Inc.

EXECUTIVE COMPENSATION

         The following table sets forth information concerning the compensation paid by Oclassen for the fiscal year ended December 31, 1996 to the Chief Executive Officer of Oclassen and the three other executive officers of Oclassen who will be executive officers and/or directors of the surviving corporation after the Merger (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG TERM
                                                                                      COMPENSATION
                                                                                     --------------
                                                         ANNUAL COMPENSATION             AWARDS
                                                        ----------------------       --------------
                                                                                       SECURITIES
                                                                                       UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR         SALARY       BONUS(2)     OPTIONS/SARS(#)    COMPENSATION(3)
---------------------------                --------      --------      --------     ---------------    ---------------
Terry L. Johnson (1)                           1996      $285,462      $150,000            --               $97,062
President and Chief Executive Officer          1995       275,627       110,000                               3,496

Glenn A. Oclassen                              1996      $220,500      $115,000            --               $ 2,364
Chairman of the Board of Directors             1995       220,500        90,000                               2,282

Anthony A. DiTonno                             1996      $178,880      $ 50,000            --               $ 1,949
Vice President, Sales and Marketing            1995       172,000        25,000                               1,675

Frank P. Killey, Ph.D                          1996      $151,840      $ 15,000            --               $ 2,087
Vice President, Research and                   1995       146,000        20,000                               1,803
Development

-------------------------

(1) Mr. Johnson has a severance arrangement with Oclassen pursuant to which he is entitled to six months salary in the event his employment is terminated without cause.

(2) Represents, with respect to 1996 data, bonus payments received in 1997 with respect to services performed in 1996 and, with respect to 1995 data, bonus payments received in 1996 with respect to services performed in 1995.

(3) Consists of benefits associated with life insurance premiums paid by Oclassen, matching contribution payments to Oclassen's employee retirement savings plan (the "401(k) Plan") for the 1995 and 1996 fiscal years and, in the case of Mr. Johnson, health insurance premiums paid by Oclassen in 1995 and 1996 and relocation expenses paid by Oclassen in 1996.

         There were no stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1996.

         The following table sets forth information with respect to option exercises by the Named Executive Officers during the fiscal year ended December 31, 1996, as well as the number and fiscal year-end values of unexercised options held by the Named Executive Officers as of December 31, 1996.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES



                                                                                   NUMBER OF
                                                                                  SECURITIES                   VALUE OF
                                                                                  UNDERLYING                  UNEXERCISED
                                                                                 UNEXERCISED                 IN-THE-MONEY
                                                                                  OPTIONS AT                  OPTIONS AT
                                  SHARES                                       FISCAL YEAR END(#)          FISCAL YEAR END($)
                                 ACQUIRED                                        EXERCISABLE/                 EXERCISABLE/
           NAME               ON EXERCISE (#)       VALUE REALIZED($)(1)         UNEXERCISABLE             UNEXERCISABLE (1)
           ----               ---------------       --------------------         -------------             -----------------
Terry L. Johnson...........              --                     --              156,247/118,753        $1,093,729.00/$831,271.00
Glenn A. Oclassen..........              --                     --              109,998/110,002          $769,986.00/$770,014.00
Anthony A. DiTonno.........              --                     --                46,250/38,750          $323,750.00/$271,250.00
Frank P. Killey, Ph.D......           2,850                $19,950                14,650/30,625          $102,550.00/$214,375.00

(1) The value of a share of Common Stock of Oclassen, as determined by the Board of Directors of Oclassen, was $10.00 at December 31, 1996.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On June 1, 1996, Oclassen received a Promissory Note from Terry L. Johnson, President and Chief Executive Officer of Oclassen, and Donna L. Johnson payable to Oclassen in the principal amount of $500,000 (the "June 1996 Loan"), payable with interest at the rate of 3.94% per year, with interest compounded and payable monthly. The June 1996 Loan is due and payable upon the earlier of
(a) June 1, 1999, (b) the date Mr. and Mrs. Johnson sell the real property pledged as collateral under the June 1996 Loan, or (c) within 180 days of termination of Mr. Johnson's employment for any reason. The June 1996 Loan replaced a previous loan in the principal amount of $700,000 (the "Prior Loan"). During the period from January 1, 1995 through December 31, 1996, the maximum amount (principal plus interest) payable under the Prior Loan was $702,298 and the maximum amount (principal plus interest) payable under the June 1996 Loan was $501,642.

         Certain employees have purchased Common Stock, including upon exercise of options, of Oclassen with promissory notes. Terry L. Johnson has entered into two promissory notes payable to Oclassen in the principal amounts of $103,400 and $30,000, bearing interest at the rate of 7.67% and 6.25% per year, respectively. Glenn A. Oclassen has entered into two promissory notes payable to Oclassen in the principal amounts of $33,000 and $25,000, bearing interest at the rate of 8.63% and 6.58% per year respectively. Anthony A. DiTonno has entered into four promissory notes payable to Oclassen in the principal amounts of $22,000, $5,500, $16,500 and $15,000, bearing interest at the rate of 8.22%,
7.67%, 7.67% and 6.25%, respectively. Frank P. Killey, Ph.D. has entered into three promissory notes payable to Oclassen in the principal amounts of $33,750, $73,125 and $8,550, bearing interest at the rate of 6.73%, 6.36% and 7.02% per year, respectively. Such promissory notes are due and payable on the fourth anniversary of the date the promissory notes were entered into. During the period from January 1, 1995 through December 31, 1996, the maximum amounts (principal plus interest) payable by Mr. Johnson , Mr. Oclassen, Mr. DiTonno and Dr. Killey under such notes were $189,263, $83,885, $86,810 and $131,695, respectively.

                        OCLASSEN SELECTED FINANCIAL DATA

          The selected financial data set forth below is qualified by reference to and should be read in conjunction with "Oclassen Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Oclassen Pharmaceuticals, Inc. Financial Statements and Notes thereto included elsewhere in this Proxy Statement/Prospectus. The statements of operations data set forth below with respect to each of the three years in the period ended December 31, 1995 and the balance sheet data at December 31, 1994 and 1995 are derived from, and are qualified by reference to, the Oclassen Pharmaceuticals, Inc. Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, included elsewhere in this Proxy Statement/ Prospectus and should be read in conjunction with those Oclassen Pharmaceuticals, Inc. Financial Statements and the Notes thereto. The statements of operations data for the years ended December 31, 1991 and 1992 and the balance sheet data at December 31, 1991, 1992 and 1993 are derived from Oclassen's audited financial statements not included in this Proxy Statement/Prospectus. The statements of operations data for the nine months ended September 30, 1995 and 1996 and the balance sheet data at September 30, 1996 have been derived from the unaudited financial statements also appearing herein which have been prepared on the same basis as the audited financial statements and, in the opinion of management of Oclassen, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position for such periods. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of results to be expected for the full year or for any subsequent period.

                                                                                             NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                    ---------------------------------------------------     ------------------
                                      1991      1992       1993        1994      1995        1995       1996
                                    -------    ------     -------     -------   -------     -------    -------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
   Product sales..............       $6,075   $16,141     $24,665     $28,054   $29,036     $21,195    $24,276
   Contract revenue...........            0     2,310         483         503       211         194         49
                                    -------    ------     -------     -------   -------     -------    -------
     Total revenue............        6,075    18,451      25,148      28,557    29,247      21,389     24,325
                                    -------    ------     -------     -------   -------     -------    -------
Operating expenses:
   Cost of product sales......        1,562     4,798       8,193       8,985     9,278       6,831      7,099
   Sales and marketing........        4,950     7,114       9,067      10,793    10,574       7,551      8,099
   General and administrative.        2,226     3,118       4,003       3,935     3,941       2,884      3,567
   Research and development...        1,808     2,778       3,231       3,585     3,777       3,004      3,554
   Co-promotion...............        1,346     1,025          --          --        --          --         --
                                    -------    ------     -------     -------   -------     -------    -------
     Operating expenses.......       11,892    18,833      24,494      27,298    27,570      20,270     22,319
                                    -------    ------     -------     -------   -------     -------    -------
Operating income (loss).......       (5,817)     (382)        654       1,259     1,677       1,119      2,006
Interest income...............          505       392         542         723       950         681        814
Provision for income taxes....           --        --         (10)        (25)       --          --        (60)
                                    -------    ------     -------     -------   -------     -------    -------
Net income (loss).............      $(5,312)   $   10     $ 1,186     $ 1,957   $ 2,627     $ 1,800    $ 2,760
                                    =======    ======     =======     =======   =======     =======    =======
Net income (loss) available to
  common stockholders.........      $(5,400)   $ (100)    $ 1,077     $    40   $   (90)    $  (238)   $   722
                                    =======    ======     =======     =======   =======     =======    =======
Net income (loss) per common
  share
        Primary                     $ (4.12)   $(0.06)    $  0.63     $  0.02   $ (0.05)    $ (0.14)   $  0.30
        Fully diluted(1)            $ (4.12)   $(0.06)    $  0.13     $  0.02   $ (0.05)    $ (0.14)   $  0.27
Shares used in per share
  calculation
        Primary                       1,311     1,622       1,702       1,705     1,719       1,718      2,424
        Fully diluted(1)              1,311     1,622       8,787       1,705     1,719       1,718     10,063

-------------------
(1) The effects of anti-dilutive securities were excluded from the calculation of fully-diluted net income (loss) per common share.

                                                     DECEMBER 31,
                                 ----------------------------------------------------
                                   1991      1992        1993       1994       1995      SEPTEMBER 30, 1996
                                 -------   -------     -------    -------     -------    ------------------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Current assets                 $  9,847   $20,452    $24,652    $26,854     $26,836         $29,998
  Working capital                   8,690    15,728     16,148     18,493      19,234          22,294
  Total assets                     10,087    21,218     26,050     28,041      30,021          33,010
  Mandatorily redeemable
    preferred stock(1)             24,327    31,907     32,016     33,933      36,650          38,688
  Total stockholders'
    equity (deficit)              (15,561)  (15,558)   (14,470)   (14,328)    (14,270)        (13,394)

-------------------
(1) See Note 5 to the historical financial statements of Oclassen, included elsewhere herein, for a discussion of the terms and conditions of the mandatorily redeemable Preferred Stock.

                OCLASSEN MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

          Oclassen develops and markets specialty prescription pharmaceuticals to prevent and treat skin diseases, and markets these products to dermatologists. Oclassen in-licenses pharmaceutical products, which have been developed beyond the initial discovery phase, from United States and foreign pharmaceutical companies and from universities and research institutions. In 1991, Oclassen launched its first two commercial products: Condylox(R) Topical Solution, the first patient-applied topical therapy approved by the FDA for the treatment of genital warts, the most common STD, and Monodox(R) Capsules, a broad spectrum oral antibiotic promoted primarily for the treatment of acne. In September 1992, Oclassen commenced sales of Cordran(R) topical steroid products for the treatment of skin inflammation, and Cinobac(R) Capsules, an oral quinolone anti-infective which is effective in the treatment of urinary tract infections. In 1994, Oclassen entered the wound care business by in-licensing and marketing products under the names of Iodosorb and Iodoflex. After evaluating the wound care business and products as they related to the core business of Oclassen, the product line was out-licensed in 1995 in exchange for the distribution and marketing rights to products under the name Cormax(TM). Cormax(TM) is a highly potent topical steroid used for short-term treatment of inflammatory skin dermatosis. Cormax(TM) Scalp Application was introduced in March 1996 and Cormax(TM) Ointment was introduced in June 1996.

RESULTS OF OPERATIONS

         The following table sets forth for the periods indicated selected items of Oclassen's statements of operations expressed as a percentage of total revenue:

                                                                                  NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31                    SEPTEMBER 30,
                                   -----------------------------------           --------------------
                                    1993           1994           1995            1995           1996
                                   -----          -----          -----           -----          -----
Product sales..............         98.1%          98.2%          99.3%           99.1%          99.8%
Contract revenue...........          1.9            1.8            0.7             0.9            0.2
                                   -----          -----          -----           -----          -----
   Total revenue...........        100.0%         100.0%         100.0%          100.0%         100.0%

Operating expenses:

   Cost of product sales...         32.6           31.5           31.7            31.9           29.2

   Sales and marketing.....         36.1           37.8           36.2            35.3           33.3

   General and administrative       13.8           13.8           13.5            13.5           14.7

   Research and development         12.8           12.6           12.9            14.0           14.6

   Other expense...........          2.1             --             --              --             --
                                   -----          -----          -----           -----          -----
Operating income...........          2.6            4.4            5.7             5.2            8.2
Interest income............          2.2            2.5            3.2             3.2            3.3
Provision for
   income taxes                       --           (0.1)            --              --           (0.2)
                                   -----          -----          -----           -----          -----
Net income.................          4.7%           6.9%           9.0%            8.4%          11.3%
Net income (loss) available
   to common stockholders.           4.3%           0.1%          (0.3%)          (1.1%)          3.0%

         Nine Month Period Ended September 30, 1996 Compared with September 30, 1995

         Product sales increased 15% in the 1996 period from the 1995 period due primarily to a 24% increase in sales of Monodox(R). This increase resulted from Oclassen refocusing its sales and marketing efforts back to its dermatological products from its wound care business, which was discontinued in 1995. Additionally, in March and June 1996, Oclassen introduced two new products,

Cormax(TM) Scalp Application and Cormax(TM) Ointment, which resulted in aggregate product sales of $1,556,000, or 6% of total product sales, for the nine months ended September 30, 1996.

         Gross profit on product sales increased from 68% for the nine month period ended September 30, 1995 to 71% during the same period in 1996. The increase was due primarily to the increased percentage of total sales represented by Monodox(R), which maintains a higher gross margin than certain other products, along with a negotiated reduction in the product's raw material costs. Gross profit was also improved due to a reduction in the royalty rate payable on sales of Condylox(R).

         Sales and marketing expenses increased 7% from $7,551,000 during the 1995 period to $8,099,000 in 1996. The increase compares favorably to the 15% increase in product sales in the nine months ended September 30, 1996 as compared to the prior year period due, in part, to maintaining the sales force at approximately the same level during both periods, controlling the increase in promotional costs, and eliminating the costs associated with Oclassen's discontinued wound care business.

         General and administrative expenses, which include operations, were $2,884,000 during the 1995 period compared with $3,567,000 in the 1996 period. The increase was due to increased facilities expenses, management information systems, head count and consulting expenses, as well as increased legal expenses and personnel relocation costs.

         Research and development expenses increased $550,000 during the 1996 period over the 1995 period. The increase was due principally to a $500,000 payment made in May 1996 upon the licensing of a topical anti-microbial technology from Symbollon Corporation. This agreement provides for milestone payments during the development period and will result in increased research and development costs in the future. Oclassen also in-licensed a phototherapy technology from Laboratories Bergaderm in June 1996 which provides for milestone payments during development.

         Interest income during the 1996 period increased $133,000 over the same period in 1995, as a result of increased investment income associated with higher cash balances (as a result of cash generated from operations) available for investment.

         No federal income taxes have been paid by Oclassen in 1995 or 1996 due to losses in prior years. At September 30, 1996, Oclassen had federal income tax loss carryforwards of approximately $ 1,607,000 which expire beginning on or after 2010, and California state income tax loss carryforwards of approximately $107,000 which expire beginning on or after 2000. The extent to which the loss and credit carryforwards can be used to offset future taxable income could be limited because of ownership changes as provided in the Tax Reform Act of 1996 and the California Conformity Act of 1987. Oclassen has available federal research and experimentation credit carryforwards of approximately $ 910,000 which expire beginning on or after 2010. Oclassen currently has a valuation allowance to the full extent of its net deferred tax assets.

         Fiscal 1995 Compared with Fiscal 1994

         Product sales increased 4% from $28,054,000 for the year ended December 31, 1994 to $29,036,000 for the year ended December 31, 1995. The increase resulted from a 14% increase in sales of Monodox(R), which represented 38% of total product sales in 1995 compared with 35% in 1994.

The increase was partially offset by a reduction of $300,000 in product sales related to discontinuing the Iodosorb/Iodoflex wound care product line in August 1995. Rights to this product line were exchanged for rights to the Cormax(TM) product line, of which the first two products were introduced in 1996. Contract revenues associated with a development and licensing agreement entered into in 1992 decreased by $292,000 in 1995 as the contract activity was winding down.

         Gross profit on product sales remained level at 68% in both 1994 and 1995.

         Sales and marketing expenses were $10,793,000 in 1994 and $10,574,000 in 1995. This elevated and sustained level of costs related, in part, to Oclassen's efforts to penetrate the wound care business which, due to a different buyer approval process, required a shift in its sales and marketing approach.

         General and administrative expenses remained constant at 14% during 1994 and 1995, as did research and development costs at 13%.

         Interest income increased from $723,000 during 1994 to $950,000 during 1995 as a result of increased investment income associated with higher cash balances (as a result of cash generated from operations) available for investment.

         Fiscal 1994 Compared with Fiscal 1993

         Product sales increased 14% from $24,665,000 for the year ended December 31, 1993 to $28,054,000 for the year ended December 31, 1994. The increase resulted from a 23% increase in sales of Monodox(R) and an 11% increase in sales of Condylox(R). Additionally, Oclassen generated product sales of $386,000 in 1994 related to its entry into the wound care business.

         Gross profit on product sales increased from 67% in 1993 to 68% in 1994 as a result of the increases in Monodox(R) and Condylox(R) sales, both of which have higher gross profit margins than Cordran(R) and Cinobac(R).

         Sales and marketing expenses were $9,067,000 in 1993 and $10,793,000 in 1994, a 19% increase. The increase relates primarily to an increase in Oclassen's sales force to facilitate its entry into the wound care business through its Iodosorb/Iodoflex product line, which was in-licensed and introduced during 1994.

         General and administrative expenses increased from $3,470,000 in 1993 to $3,935,000 in 1994. The increase was due principally to increased salaries and wages attributable to increased staffing levels.

         Research and development costs increased $354,000 in 1994 over 1993. The increase was due principally to an increase in internal development projects related to Oclassen's current product lines.

         Other expense of $533,000 in 1993 was due to the writeoff of costs incurred in connection with an abandoned initial public offering.

         Interest income increased from $542,000 during 1993 to $723,000 during 1994 as a result of increased investment income associated with higher cash balances (as a result of cash generated from operations) available for investment.

LIQUIDITY AND CAPITAL RESOURCES

        Cash, Cash Equivalents and Available for Sale Securities

        Cash, cash equivalents and available for sale securities increased $1,647,000 to $20,372,000 at September 30, 1996 from $18,725,000 at December
31, 1995. Cash flows from operating activities provided $1,804,000 for the nine months ended September 30, 1996, an increase of $1,184,000 from the 1995 nine-month period. This net inflow was supplemented by the sale of available for sale securities ($732,000), the receipt of $200,000 in repayment of an officer's loan and the exercise of stock options ($154,000), offset by capital expenditures ($511,000). During the nine-month period ended September 30, 1995, cash flows from operating activities were $620,000, offset by an investment of $2,000,000 to acquire all rights to the Monodox(R) New Drug Application.

        Working Capital

        Working capital increased $3,060,000 to $22,294,000 at September 30, 1996, compared to December 31, 1995. The increase was due primarily to the increase in cash, cash equivalents and available for sale securities of $1,647,000, an increase in inventories of $668,000, and an increase in deferred merger costs of $756,000.

        Capital Resources

        Prior to 1993, Oclassen financed its operations through private placements of its equity securities. As of September 30, 1996, the sale of equity securities had produced approximately $34,118,000 in net proceeds. Since 1992, cash flows from operations have been sufficient to fund operations and increase working capital. Oclassen believes that its current cash resources and future operating cash flows will be sufficient to fund its current and anticipated working capital needs over the next several years. Because Oclassen contracts for the manufacture of its products, it does not require significant investment in capital expenditures, and no significant or unusual capital expenditures are anticipated for 1997.

        Oclassen regularly reviews potential opportunities to invest in technologies or products either currently marketed or under development which may be compatible with its existing business. In addition to its current cash, cash equivalents and available for sale securities, the proposed Merger could provide additional resources to finance any such investment.


        Oclassen has a $10,000,000 secured line of credit with a bank which will be subject to renewal as of March 31, 1997 as a result of the proposed Merger. As of September 30, 1996, there were no borrowings against the line, and Oclassen currently does not plan to renew the line upon completion of the Merger.

            SECURITY OWNERSHIP OF OCLASSEN AND PRINCIPAL STOCKHOLDERS
         The following table sets forth certain information with respect to beneficial ownership of Oclassen's Common Stock and Preferred Stock as of December 31, 1996 by (i) all entities known by Oclassen to be beneficial owners of more than 5% of its Common Stock or Preferred Stock, (ii) each director and executive officer of Oclassen and (iii) all directors and executive officers of Oclassen as a group. Following the Merger, and based only on holdings of Oclassen Common Stock and Oclassen Preferred Stock prior to the Merger, no stockholders of Oclassen will own more than 2% of the outstanding Watson Common Stock.

                                                                      Shares Beneficially
                                                                           Owned(1)
                                                            ----------------------------------------
                                                                                             Percent
Name and Address of Beneficial Owner                          Class          Number         of Class
-------------------------------------------------            ------          ------         --------
Aspen Venture Partners, L.P.
   99 High Street, Suite 1530
   Boston, MA  02110.............................           Preferred        636,609           9.0%

Eli Lilly and Company
   Lilly Corporate Center
   Indianapolis, IN  46285.......................           Preferred        625,000           8.8

First Century Partnership III
   1111 Bayhill Drive, Suite 380
   San Bruno, CA  94066..........................           Preferred        566,262           8.0

Montgomery Medical Ventures, L.P.
   600 Montgomery, Suite 2100
   San Francisco, CA  94111......................           Preferred        563,369           7.9

Seafield Capital Corporation
   200 Grand Avenue, Suite 500
   Kansas City, MO 64141.........................           Preferred        500,000           7.0

Entities Affiliated with
   Burr, Egan, Deleage & Co.
   1 Embarcadero Center, Suite 4050
   San Francisco, CA 94111(2)....................           Preferred        489,572          6.9

Bessemer Venture Partners II, L.P.
   83 Walnut Street
   Wellesley Hills, MA 02181.....................           Preferred        425,450          6.0

Glenn A. Oclassen(3)
  c/o Oclassen Pharmaceuticals, Inc.
  100 Pelican Way
  San Rafael, CA 94901...........................           Common           389,988         19.8
                                                            Preferred         37,540           *

Terry L. Johnson(4)
  c/o Oclassen Pharmaceuticals, Inc.
  100 Pelican Way
  San Rafael, CA 94901...........................           Common           415,623         20.6

Anthony A. DiTonno(5)
  c/o Oclassen Pharmaceuticals, Inc.
  100 Pelican Way
  San Rafael, CA 94901...........................           Common           156,874          8.3

Frank P. Killey, Ph.D.(6)
  c/o Oclassen Pharmaceuticals, Inc.
  100 Pelican Way
  San Rafael, CA 94901...........................           Common           111,978          6.0

Kirk D. Petersen ................................           Common               -0-          *

C. Sage Givens(7)................................           Common            10,000          *

John G. Kringel(8) ..............................           Common            15,833          *

Russell H. Maddox(9).............................           Common            80,000          4.2
                                                            Preferred        240,920          3.4

Edmund M. Olivier(10)............................           Common            30,000          1.6
                                                            Preferred         25,490          *

G. Kirk Raab(11).................................           Common            87,500          4.6
                                                            Preferred        240,920          3.4
Mary C. Droste
   P.O. Box 7
   Taos Ski Valley, NM 87525.....................           Common           179,909          9.7
                                                            Preferred         21,983          *
Dannie H. King, Ph.D. (12)
   6787 Paseo Delicias
   Rancho Santa Fe, CA 92067.....................           Common           109,522          5.9%

All directors and executive
   officers as a group
   (10 persons)(3)(4)(5)(6)
   (7)(8)(9)(10)(11).............................           Common         1,297,796         55.3
                                                            Preferred        303,950          4.3

----------
    *  Less than 1%.

(1) Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission plus all additional options and warrants to purchase Common Stock exercisable at any time within 60 days after December 31, 1996. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Such exercisable options are shown in the footnotes to this table for each such person. The persons named in this table, to the knowledge of Oclassen, have sole voting and investment power with respect to all shares of Common Stock shown as owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Beneficial ownership includes shares of Series A, Series B, Series C, Series D and Series E Preferred Stock (assuming conversion of all such shares into Common
      Stock on a share-for-share basis).

(2) Includes 345,901, 8,553, 81,071 and 54,047 shares of Preferred Stock owned by Alta III Limited Partnership, Alta Jami Boston Limited Partnership, C.V. Sofinnova Partners Four and Gallion Partners II, respectively.
(3) Includes 4,565 shares of Preferred Stock subject to a warrant which is currently exercisable. Excludes 74,150 shares of Common Stock owned by other members of Mr. Oclassen's family, and Mr. Oclassen disclaims beneficial ownership of these 74,150 shares of Common Stock. Includes 118,331 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of December 31, 1996.

(4) Includes 165,623 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of December 31, 1996.

(5) Includes 49,374 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of December 31, 1996.

(6) Includes 17,253 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of December 31, 1996.

(7) Includes 10,000 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of December 31, 1996.

(8) Includes 15,833 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of December 31, 1996.

(9) Includes 240,920 shares of Preferred Stock owned by Alexis Partners, Ltd., of which Mr. Maddox is a general partner. Mr. Maddox may be deemed to be the beneficial owner of such shares. Mr. Maddox disclaims beneficial ownership of all shares owned by Alexis Partners, Ltd. Includes 50,000 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of December 31, 1996.

(10) Includes 30,000 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of December 31, 1996.

(11) Includes 240,920 shares of Preferred Stock owned by Alexis Partners, Ltd., of which Mr. Raab is a general partner. Mr. Raab may be deemed to be the beneficial owner of such shares. Mr. Raab disclaims beneficial ownership of all shares owned by Alexis Partners, Ltd. Includes 40,782 shares of Common Stock issuable upon exercise of stock options that are exercisable within 60 days of December 31, 1996.

(12)  Includes 25,000 shares of Common Stock owned by Deborah King.

                  OCLASSEN'S PROPOSAL TO AMEND ITS AMENDED AND
                      RESTATED CERTIFICATE OF INCORPORATION
         In connection with the Merger, it is necessary to effect an amendment to Oclassen's Amended and Restated Certificate of Incorporation (the "Certificate") in order to conform the language in Article FOURTH, paragraph
(D)5.(b) of such Certificate (which addresses the method of valuation of any securities to be delivered to holders of Oclassen Common Stock and Oclassen Preferred Stock in a merger) to the definition of Average Closing Price. Specifically, Article FOURTH, paragraph (D)5.(b)(i)(A) of the Certificate provides that ,with respect to securities that are to be delivered to the holders of Oclassen Preferred Stock that are not subject to investment letter or other similar restrictions on free marketability, if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three days prior to the closing of the transaction. If the amendment to the Certificate is approved by the Oclassen stockholders, Article FOURTH, paragraph (D)5.(b)(i)(A) of the Certificate would be modified to provide that with respect to such securities, if traded on a securities exchange or the Nasdaq National Market, the value shall be deemed to be (i) the average of the closing prices of the securities on such exchange over the 30- day period ending three days prior to the closing, or (ii) with respect to Watson Common Stock issued in connection with the Merger, the average of the per share daily closing price of the Watson Common Stock as quoted on the Nasdaq National Market (and as reported by The Wall Street Journal or, if not reported thereby, by another authoritative source) during the ten consecutive trading days ending two trading days prior to the closing of the Merger, provided, however, that (A) if the average closing price is greater than $35.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock), for purposes of the Merger, the average closing price shall be deemed to be equal to $35.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock), and (B) if the average closing price is less than $27.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock), for purposes of the Merger, the average closing price shall be deemed equal to $27.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock). The proposed amendment will conform the language in the Certificate which addresses the method of valuation of any securities to be delivered to holders of Oclassen Common Stock and Oclassen Preferred Stock in a merger to the method which has been negotiated by Watson and Oclassen in the Merger
Agreement and will not have a disparate effect on holders of different classes or series of capital stock of Oclassen. Under the current Certificate and the proposed amendment, the valuation of Watson Common Stock will be tied to the trading price of the Watson Common Stock over a defined period of time.

         No other amendments to the Certificate are proposed. The proposed Certificate of Amendment of Amended and Restated Certificate of Incorporation of Oclassen which the Oclassen stockholders are being asked to approve is attached hereto as Appendix B.

         The Board of Directors of Oclassen approved the amendment to the Certificate and, because the amendment is technical and non-substantive in nature and is necessary in connection with the Merger, unanimously recommends that Oclassen stockholders vote FOR the approval of such amendment.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS
          Watson is a Nevada corporation, and the rights of its stockholders are governed by the Nevada General Corporation Law (the "Nevada Act") and the Articles of Incorporation and Bylaws of Watson. Oclassen is a Delaware corporation, and the rights of its stockholders are governed by the DGCL and the Certificate of Incorporation and Bylaws of Oclassen. If the Merger is consummated, former Oclassen stockholders will become stockholders of Watson. The rights of such former Oclassen stockholders as Watson stockholders will be governed by the Nevada Act and the Articles of Incorporation and Bylaws of Watson. The following is a summary of certain material provisions of, and the material differences between, (i) Nevada law and the Articles of Incorporation and Bylaws of Watson and (ii) Delaware law and the Certificate of Incorporation and Bylaws of Oclassen, which may significantly affect the rights of Oclassen stockholders.
LIABILITY OF DIRECTORS

          Both the DGCL and the Nevada Act allow a corporation to provide in its certificate or articles of incorporation that a director or officer will not be personally liable for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director or officer, subject to certain limitations.

          The Nevada Act provides that the articles of incorporation may include a provision limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such provision must not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the payment of distributions to stockholders.

          The DGCL provides that the certificate of incorporation may include a provision eliminating or limiting the personal liability of its directors (but not officers) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions will not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of dividend or improper stock purchase or redemption, or
(iv) for any transaction for which the director derived an improper personal benefit.
          The Certificate of Incorporation of Oclassen provides that a director will not be liable to Oclassen or its stockholders for a breach of his or her fiduciary duty to the fullest extent allowable under the DGCL. The Articles of Incorporation of Watson limit a director's and officer's liability to the events specified in the Nevada Act. Consequently, situations may arise in which an existing Oclassen stockholder, following the Merger, would have less ability to bring an action against an officer or director of Watson.

INDEMNIFICATION

          Under the Nevada Act and the DGCL, a corporation may generally indemnify its officers, directors, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of any proceedings (other than derivative actions), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in derivative actions, except that indemnification may be made only for (i) expenses (including attorneys' fees) and certain amounts paid in settlement and (ii) in the event the person seeking indemnification has been adjudicated liable, amounts are deemed proper, fair and reasonable by the appropriate court upon application thereto. The Nevada Act and the

DGCL both provide that to the extent that such persons have been successful in defense of any proceeding, they must be indemnified by the corporation against expenses. Both the Nevada Act and the DGCL also provide that if a corporation does not so indemnify such persons, they may seek, and a court may order, indemnification under certain circumstances even if the board of directors or stockholders of the corporation have determined that the persons are not entitled to indemnification.

          In addition, under both the Nevada Act and the DGCL, expenses incurred by an officer or director in connection with a proceeding may be paid by the corporation in advance of the final disposition, upon receipt of an undertaking by such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation.

          The Bylaws of Watson and Oclassen's Certificate of Incorporation provide that directors and officers and former directors and officers will be indemnified to the fullest extent permitted by law.

DERIVATIVE ACTIONS

          Under the Nevada Rules of Civil Procedure (the "Nevada Rules") and the DGCL, a person may not bring a derivative action unless the person was a stockholder of the corporation at the time of the challenged transaction or unless the person acquired the shares by operation of law from a person who was a stockholder at such time. Both the Nevada Rules and the DGCL provide that a complaint in a derivative proceeding must be verified and must allege with particularity the efforts, if any, made by the plaintiff to obtain the desired action, and the reasons for his failure to obtain the action he desires or for not making the effort. Both the Nevada Rules and the DGCL also provide that a derivative action may not be maintained if it appears that the plaintiff does not fairly and adequately represent the interests of stockholders. Under both sets of rules, an action will not be dismissed, compromised or settled without the approval of the Court having jurisdiction of the action.

DISTRIBUTIONS AND REDEMPTIONS

          Under the Nevada Act and the DGCL, corporations may make distributions to stockholders as long as, after giving effect to such distribution (i) the corporation would be able to pay its debts as they become due in the usual course of business and (ii) the corporation's total assets would not be less than the sum of its total liabilities plus (unless the articles or certificate of incorporation permit otherwise, which Watson's Articles of Incorporation and Oclassen's Certificate of Incorporation do not) the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. The DGCL further limits the payment and declaration of dividends and other distributions to be made only out of surplus. Under both the Nevada Act and the DGCL, a corporation's redemption of its own capital stock is deemed to be a distribution.

STOCKHOLDER INSPECTION OF BOOKS AND RECORDS
          Under the Nevada Act, a stockholder who has been a stockholder of record of a Nevada corporation for at least 6 months immediately preceding his demand or who owns 5% or more of the issued and outstanding shares of stock of the corporation (or who has been authorized in writing by such holders) is entitled to inspect and copy a list of the names of the corporation's stockholders during regular business hours if the stockholder gives at least five business days' prior written demand to the corporation. A stockholder of a Nevada corporation must hold, or be authorized by the holders of, 15% of the outstanding shares in order to review the books and records of the corporation. The Nevada Act provides further that a corporation may deny any demand for inspection if the stockholder refuses to furnish the corporation an affidavit that such inspection is not desired for a purpose not related to his interest in the corporation as a stockholder. Watson's Bylaws permit a stockholder to inspect and copy Watson's Articles of Incorporation, Bylaws, stockholder lists, corporate minutes and accounting books and records to the fullest extent permitted under the Nevada Act.

          The DGCL permits any stockholder upon written demand under oath stating the purpose thereof to inspect (during regular business hours) a corporation's stock ledger, a list of its stockholders and its other books and records and to make copies or extracts therefrom. If the corporation refuses such request, or fails to respond within five business days after the demand has been made, the stockholder may petition the Court for an order to compel such inspection. The Court may prescribe limitations or conditions upon the inspection, or award any other or further relief the court deems just and proper. Oclassen's Bylaws permit any stockholder, upon written demand, to inspect and copy Oclassen's stock ledger, a list of its stockholders and its other books and records. Consequently, unless an Oclassen stockholder will, following the Merger, own 15% or greater of the issued and outstanding shares of Watson Common Stock, such stockholder will have fewer rights of inspection under the Nevada Act than such stockholder held under the DGCL.

DISSENTERS' RIGHTS
          A stockholder of a Nevada corporation, with certain exceptions, has the right to dissent from, and obtain payment of the fair value of his shares in the event of (1) a merger or consolidation to which the corporation is a party,
(2) consummation of a plan of exchange to which the corporation is a party as the corporation whose shares will be acquired, if the stockholder is entitled to vote on the plan, and (3) any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or non-voting stockholders are entitled to dissent and obtain payment for their shares. The Nevada Act provides that unless a corporation's articles of incorporation provide otherwise (which Watson's Articles of Incorporation do not), a stockholder does not have dissenters' rights with respect to a plan of merger or share exchange if the shares held by the stockholder are either registered on a national securities exchange, or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by 2,000 or more stockholders. A stockholder of record of a Nevada corporation may dissent as to less than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. In such event, the stockholder's rights will be determined as if the shares to which he dissented and his other shares were registered in the names of different stockholders.

          Stockholders of a Delaware corporation generally have appraisal rights with respect to a merger or consolidation. Such appraisal rights are not available (i) when a corporation is to be the surviving corporation and no vote of its stockholders is required for the merger or (ii) for shares of stock which, on the record date fixed to determine the stockholders entitled to receive notice of and vote on the agreement of merger, are listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 stockholders, unless, in case of clauses (i) or (ii) above, such stockholders are required by the terms of the merger to accept consideration other than shares of stock of the surviving corporation, shares of stock of another corporation that are so listed, designated or held by such number of record holders, cash in lieu of fractional shares of such stock, or any combination thereof. A Delaware corporation may provide in its certificate of incorporation for appraisal rights in connection with transactions other than mergers and consolidations.

          While the dissenters' rights provisions under the Nevada Act and the DGCL are essentially similar, situations could theoretically arise in which dissenters' rights, which would be available under the DGCL, are not available under the Nevada Act.

QUORUM FOR STOCKHOLDER MEETINGS

          Under both the Nevada Act and the DGCL, unless otherwise provided in a corporation's articles or certificate of incorporation or bylaws, a majority of shares entitled to vote on a matter constitutes a quorum at a meeting of stockholders. The Nevada Act and the DGCL provide that the articles or certificate of incorporation or bylaws may provide for a greater or lesser quorum requirement, except that in Delaware, the quorum may not be less than one-third of the shares entitled to vote.

          The Bylaws of both Watson and Oclassen provide that the presence in person or by proxy of a majority of the shares entitled to vote will constitute a quorum.

BOARD VACANCIES

          The Nevada Act provides that a vacancy on the board of directors may generally be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the board of directors, unless the articles of incorporation provide otherwise. Watson's Articles of Incorporation do not alter this provision.

          The DGCL provides that, unless the certificate of incorporation provides otherwise (which Oclassen's Certificate of Incorporation does not), vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

CLASSIFIED BOARD OF DIRECTORS

          The Nevada Act provides that a corporation's board of directors may be divided into various classes with staggered terms of office. The Watson Bylaws provide that the Watson Board of Directors may be divided into three classes of directors, as nearly equal in number as reasonably possible. One class of directors may be elected each year for a three-year term. Although permissible under the DGCL, neither Oclassen's Certificate of Incorporation nor its Bylaws classify its Board of Directors.

          Classification of directors may have the effect of making it more difficult for stockholders to change the composition of the Watson Board of Directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the Watson Board. Such a delay may help ensure that Watson's directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders.

          The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Watson, even though such a transaction could be beneficial to Watson and its stockholders. The classification of the Watson Board of Directors might also increase the likelihood that incumbent directors will retain their positions.

NUMBER OF DIRECTORS

          Watson's Articles of Incorporation provide that the number of directors shall be nine persons. In addition, Watson's Articles of Incorporation provide that vacancies created by newly created directorships will be filled by a majority of directors then in office, provided that a quorum is present. All other vacancies will be filled by a majority of directors then in office, even if less than a quorum.

          The Oclassen Bylaws provide that the number of directors shall be seven persons. Oclassen's Certificate of Incorporation provides that vacancies created by newly created directorships will be filled by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

LOANS TO AND GUARANTEES OF OBLIGATIONS OF OFFICERS AND EMPLOYEES

          Under the DGCL and the Oclassen Bylaws, a loan to, guarantee of an obligation of, or other assistance to an officer or employee of the corporation, including any officer or employee who is a director, requires the determination of the Board of Directors of the corporation that the loan, guarantee or assistance may reasonably be expected to benefit the corporation. The Nevada Act contains no comparable provision, although it provides that directors exercising their powers may consider, among other things, the interests of the employees and the long-term as well as the short-term interests of the corporation and its stockholders. Consequently, an existing Oclassen stockholder may, following the Merger, have less ability to challenge any such loans as a Watson stockholder.

          Under the DGCL, any contract or transaction (including a loan or guarantee) between the corporation and any of its officers or directors, or between the corporation and any other organization in which the corporation's directors or officers are also directors or officers, or have a financial interest, is voidable unless approved by a majority of the disinterested directors or the shareholders after full disclosure of the material facts or unless the transaction is fair to the corporation at the time it is approved. The Nevada Act has a similar requirement except that such transactions may be approved by the vote of stockholders holding a majority of the voting power, and such transactions are also permissible if the fact of the common directorship, office or financial interest is not disclosed or known to the director or officer when the transaction is brought before the board for action. Consequently, transactions involving interested persons may be more difficult to challenge as a stockholder of Watson than as a stockholder of Oclassen.

EXERCISE OF DIRECTORS' AND OFFICERS' POWERS

          Nevada law provides that directors and officers, in performing their duties, shall be protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation's directors, officers or employees; any other person as to matters reasonably believed to be within such person's professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation; or any committee on which the director or officer relying thereon does not serve as to matters on which the committee is reasonably believed to merit confidence. Furthermore, directors and officers of a Nevada corporation, in exercising their powers, may consider (i) the interests of the corporation's employees, suppliers, creditors and customers;
(ii) the economy of the state and the nation; (iii) the interests of the community and of society; and (iv) the long-term as well as short-term interests of the corporation, including the possibility that these interests may be best served by the continued independence of the corporation.

          The DGCL provides that a director (but apparently not officers) shall be protected in similar circumstances as a Nevada director except that the Delaware statute does not contain language allowing the directors to consider the factors enumerated as (i)-(iv) in the Nevada Act. The apparent greater latitude under the Nevada Act may mean that directors and officers of Watson may be able to exercise their powers in situations in which officers and directors of Oclassen would not have such power.

CUMULATIVE VOTING


          Under both the Nevada Act and the DGCL, unless the articles or certificate of incorporation provide otherwise, there can be no cumulative voting for the election of directors. Watson's Bylaws proscribe cumulative voting. Oclassen's Bylaws provide that each holder of stock of any class or series shall be entitled to as many votes as shall equal the number of votes which such holder would be entitled to cast for the election of directors with respect to his shares of stock multiplied by the number of directors to be elected by such person. An Oclassen stockholder may cast all such votes for a single director or distribute such votes among two or more directors. The inability to exercise cumulative voting may mean that an existing Oclassen stockholder, following the Merger, will have less ability to influence voting for the members of the Board of Directors of Watson than such stockholder had as a stockholder of Oclassen.


ANTI-TAKEOVER PROVISIONS

          Watson may be subject to the provisions of Nevada's anti-takeover laws known respectively as the "Combination with Interested Stockholders Statute" and the "Control Share Acquisition Statute."

          The Combination with Interested Stockholders Statute prevents "interested stockholders" and an applicable Nevada corporation from entering into a "combination" unless certain conditions are met. A combination means any merger or consolidation with an "interested stockholder", or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an "interested stockholder" having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or
(iii) representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within three years after the interested stockholder acquires his shares unless the combination or purchase is approved by the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher,
(ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, or (iii) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock.


          The Control Share Acquisition Statute prohibits an acquiror, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statute specifies three thresholds; one-fifth or more but less than one-third, one-third or more but less than a majority and a majority or more, of the voting power of the corporation in the election of directors. Once an acquiror crosses one of the above thresholds, those shares acquired in such offer or acquisition and those shares acquired within the preceding ninety days become "Control Shares" and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Shares Acquisition Statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares. The board of directors is to notify the stockholders within twenty days after such an event has occurred that they have the right to receive the fair value of their shares in accordance with statutory procedures established generally for dissenters' rights. The Control Share Acquisition Statute currently does not apply to Watson because Watson does not have 100 or more stockholders who are residents of the state of Nevada.

          The Board of Directors of Watson has no present intention to adopt a stockholder protection plan, although the Board may consider the future adoption of such a plan at a future meeting of the Board of Directors.


          The DGCL imposes a three-year moratorium on any business combination with an interested stockholder, although it has no fair price provision comparable to that of the Nevada Act. The DGCL has no control share acquisition provision. The existence of both the "Combination with Interested Stockholders" statute and the "Control Share Acquisition" statute may make an unsolicited acquisition of control of Watson more difficult or expensive. In addition, provisions of Watson's Articles of Incorporation permitting the issuance of Preferred Stock by the Board of Directors and the existence of a staggered Board of Directors may also make an unsolicited acquisition of control more difficult or expensive.


                                  LEGAL MATTERS

          The validity of the issuance of the shares of Watson Common Stock being offered hereby will be passed upon for Watson by D'Ancona & Pflaum, Chicago, Illinois. As of the date of this Proxy Statement/Prospectus, Michel Feldman, a partner of D'Ancona & Pflaum, beneficially owned 27,500 shares of Watson Common Stock. In addition, other members of D'Ancona & Pflaum own additional shares of Watson Common Stock, which ownership is not material in the aggregate. The federal income tax consequences in connection with the Merger have been passed upon for Watson by D'Ancona & Pflaum. The federal income tax consequences in connection with the Merger have been passed upon for Oclassen by Venture Law Group, A Professional Corporation, Menlo Park, California.

                                     EXPERTS

          The consolidated financial statements of Watson incorporated in this Proxy Statement/Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as an expert in accounting and auditing.

          The audited financial statements and financial statement schedule of Oclassen Pharmaceuticals, Inc. as of December 31, 1995 and for each of the three years in the period ended December 31, 1995 included in this Proxy Statement/Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

          The consolidated balance sheet of Circa as of December 31, 1994 and the consolidated statements of operations, retained earnings, and cash flows for each of the two years in the period ended December 31, 1994, incorporated by reference in this Proxy Statement/Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

          The consolidated financial statements of Somerset Pharmaceuticals, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period then ended incorporated in this prospectus by reference from the Annual Report on Form 10-K/A of Watson Pharmaceuticals, Inc. for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

OCLASSEN PHARMACEUTICALS, INC.

Years ended December 31, 1993, 1994 and 1995
    Report of Independent Public Accountants                                                  F-1
    Balance Sheets at December 31, 1994 and 1995
    Statements of Income for the Years Ended December 31, 1993, 1994 and 1995
    Statements of Stockholders' Equity (Deficit) for the Years Ended
        December 31, 1993, 1994 and 1995
    Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995
    Notes to Financial Statements
    Supplemental Schedule of Qualifying Accounts and Reserves

Three and Nine Months Ended September 30, 1996 and 1995 (unaudited)
    Interim Financial Statements
    Balance Sheets at September 30, 1996 and December 31, 1995
    Statements of Income for the Three and Nine Months
        Ended September 30, 1996 and 1995
    Statements of Cash Flows for the Nine Months
        Ended September 30, 1996 and 1995
    Notes to Unaudited Condensed Financial Statements

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Oclassen Pharmaceuticals, Inc.:

      We have audited the accompanying balance sheets of Oclassen Pharmaceuticals, Inc. (a Delaware corporation) as of December 31, 1994 and 1995, and the related statements of income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oclassen Pharmaceuticals, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

         Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of valuation and qualifying accounts and reserves is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                   ARTHUR ANDERSEN LLP


Oakland, California
February 8, 1996

                         OCLASSEN PHARMACEUTICALS, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                                               December 31,
                                                                                         --------------------------
                                                                                            1994             1995
                                                                                           ------           -----
                                                                                           (In thousands, except
                                                                                               share amounts)
Current assets:
    Cash and cash equivalents                                                            $  3,453        $  3,002
    Available for sale securities                                                          14,945          15,723
    Accounts receivable, net of reserves of $443 and $815, respectively                     2,842           3,045
    Inventories                                                                             3,773           3,249
    Prepaid expenses and other current assets                                               1,841           1,817
                                                                                         --------        --------
         Total current assets                                                              26,854          26,836
Furniture, equipment, and leasehold improvements, net of  accumulated
    depreciation of $1,125 and $1,600, respectively                                         1,187           1,046
Other assets, net of accumulated amortization of $306                                        --             2,139
                                                                                         --------        --------
                                                                                         $ 28,041        $ 30,021
                                                                                         ========        ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable                                                                     $    307        $    192
    Accrued liabilities                                                                     5,135           4,702
    Contract obligations and reserve                                                        2,919           2,708
                                                                                         --------        --------
         Total current liabilities                                                          8,361           7,602
Deferred rent payable                                                                          75              39
                                                                                         --------        --------
                                                                                            8,436           7,641
                                                                                         --------        --------
Series B, C, D and E convertible mandatorily redeemable Preferred Stock, $0.001 par value; 14,539,151 shares authorized; 6,591,978 shares issued and
   outstanding; liquidation value of $36,998                                               33,933          36,650
                                                                                         --------        --------
Commitments

Stockholders' equity (deficit):
    Series A convertible Preferred Stock, $0.001 par value;
      1,000,000 shares authorized, 500,000 shares issued and outstanding                    1,000           1,000
    Common Stock, $0.001 par value; 30,000,000 shares authorized;
      1,716,165 and 1,752,481 shares issued and outstanding at
      December 31, 1994 and 1995, respectively                                              1,087           1,226
Notes receivable from stockholders                                                           (653)           (644)
Accumulated deficit                                                                       (15,762)        (15,852)
                                                                                         --------        --------
         Total stockholders' equity (deficit)                                             (14,328)        (14,270)
                                                                                         --------        --------
                                                                                         $ 28,041        $ 30,021
                                                                                         ========        ========

                 See accompanying notes to financial statements.

                         OCLASSEN PHARMACEUTICALS, INC.

                              STATEMENTS OF INCOME

                                               Years Ended December 31,
                                         ------------------------------------
                                           1993          1994          1995
                                         --------      --------       -------
                                       (In thousands, except per share amounts)

Product sales                             $24,665       $28,054       $29,036
Contract revenue                              483           503           211
                                          -------       -------       -------
         Total revenue                     25,148        28,557        29,247
                                          -------       -------       -------
Operating expenses:
    Cost of product sales                   8,193         8,985         9,278
    Sales and marketing                     9,067        10,793        10,574
    General and administrative              3,470         3,935         3,941
    Research and development                3,231         3,585         3,777
    Other expense                             533          --            --
                                          -------       -------       -------
         Operating expenses                24,494        27,298        27,570
                                          -------       -------       -------
Operating income                              654         1,259         1,677

Interest income                               542           723           950
                                          -------       -------       -------

Income before income taxes                  1,196         1,982         2,627

Provision for income taxes                     10            25          --
                                          -------       -------       -------

Net income                                $ 1,186       $ 1,957       $ 2,627
                                          =======       =======       =======
Net income (loss) available to
  common stockholders                     $ 1,077       $    40       $   (90)
                                          =======       =======       =======
Net income (loss) per common share:
    Primary                                 $0.63         $0.02        $(0.05)
                                          =======       =======       =======
    Fully diluted                           $0.13         $0.02        $(0.05)
                                          =======       =======       =======


Shares used in per share calculation:
    Primary                                 1,702         1,705         1,719
                                          =======       =======       =======
    Fully diluted                           8,787         1,705         1,719
                                          =======       =======       =======

                 See accompanying notes to financial statements.

                         OCLASSEN PHARMACEUTICALS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



                                          Series A                                              Notes
                                         Convertible                                Deferred  Receivable
                                       Preferred Stock           Common Stock       Compen-   from Stock-  Accumulated
                                      Shares     Amount       Shares       Amount    sation      holders     Deficit     Total
                                      ------     ------       ------       ------    ------      -------     -------     -----

                                                   (In thousands, except share amounts)
Balance at December 31, 1992          500,000    $1,000     1,716,590     $ 1,308     $(246)    $(741)    $(16,879)    $(15,558)

Repurchases of Common Stock, net
   of issuances                          --        --         (27,864)       (107)     --         113         --              6

Exercise of stock options                --        --             563           5      --        --           --              5

Elimination of unamortized
   deferred compensation                 --        --            --          (246)      246      --           --           --

Accretion of issuance costs of
   manditorily redeemable preferred
   stock                                                                                                      (109)        (109)

Net income                               --        --            --          --        --        --          1,186        1,186
                                      -------    ------    ----------     -------     -----     -----     --------     --------

Balance at December 31, 1993          500,000     1,000     1,689,289         960      --        (628)     (15,802)     (14,470)

Repurchases of Common Stock, net
   of issuances                          --        --          (3,020)         37      --         (25)        --             12

Exercise of stock options                --        --          29,896          90      --        --           --             90

Accretion of issuance costs of
   manditorily redeemable preferred
   stock                                                                                                      (109)        (109)

Cumulative dividends on manditorily
   redeemable preferred stock            --        --            --          --        --        --         (1,808)      (1,808)

Net income                               --        --            --          --        --        --          1,957        1,957
                                      -------    ------    ----------     -------     -----     -----     --------     --------

Balance at December 31, 1994          500,000     1,000     1,716,165       1,087      --        (653)     (15,762)     (14,328)

Repurchases of Common Stock, net
   of issuances                          --        --          (1,267)         27      --           9         --             36

Exercise of stock options                --        --          37,583         112      --        --           --            112

Accretion of issuance costs of
   manditorily redeemable preferred
   stock                                                                                                      (109)        (109)

Cumulative dividends on manditorily
   redeemable preferred stock            --        --            --          --        --        --         (2,608)      (2,608)

Net income                               --        --            --          --        --        --          2,627        2,627
                                      -------    ------    ----------     -------     -----     -----     --------     --------

Balance at December 31, 1995          500,000    $1,000     1,752,481     $ 1,226     $--       $(644)    $(15,852)    $(14,270)
                                      =======    ======    ==========     =======     =====     =====     ========     ========





                 See accompanying notes to financial statements.

                         OCLASSEN PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS



                                                                               Years Ended December 31,
                                                                          ---------------------------------
                                                                            1993        1994         1995
                                                                          ---------   ---------    --------
                                                                                    (In thousands)
Cash flows from operating activities:
    Net income                                                             $ 1,186     $ 1,957     $ 2,627
    Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation                                                          342         433         475
         Amortization                                                         --          --           306
         Deferred rent payable                                                 (34)        (36)        (36)
         Changes in current assets and liabilities:
           Accounts receivable                                                (631)       (726)       (203)
           Inventories                                                      (1,969)       (188)         80
           Prepaid expenses and other current assets                          (155)       (572)         23
           Deferred offering costs                                             293        --          --
           Accounts payable                                                   (121)        307        (115)
           Accrued liabilities                                               2,368         164        (433)
           Contract obligations and reserve                                  1,422        (503)       (211)
                                                                           -------     -------     -------
           Net cash provided by operating activities                         2,701         836       2,513
                                                                           -------     -------     -------
Cash flows from investing activities:
    Purchases of furniture, equipment and leasehold improvements              (974)       (223)       (334)
    Purchases of available for sale securities                              (5,302)       --          (778)
    Proceeds from sale of available for sale securities                       --         2,147        --
    Purchases of other assets                                                 --          --        (2,000)
    Loan to officer                                                           --          (700)        --
                                                                           -------     -------     -------
           Net cash provided by (used in) investing activities              (6,276)      1,224      (3,112)
                                                                           -------     -------     -------
Cash flows from financing activities:
    Proceeds from sale of common stock and exercise of common stock
      options, net of repurchases                                               11         102         148
                                                                           -------     -------     -------
           Net cash provided by financing activities                            11         102         148
                                                                           -------     -------     -------
Net increase (decrease) in cash and cash equivalents                        (3,564)      2,162        (451)

Cash and cash equivalents, beginning of period                               4,855       1,291       3,453
                                                                           -------     -------     -------
Cash and cash equivalents, end of period                                   $ 1,291     $ 3,453     $ 3,002
                                                                           =======     =======     =======

Supplemental disclosure of noncash investing and financing activities:
    Issuance of common stock for notes receivable, net of repurchases      $   107     $    37     $    27
                                                                           =======     =======     =======

Deferred compensation related to certain stock purchases and option
  grants                                                                   $   246     $  --       $  --
                                                                           =======     =======     =======

Exchange of inventory for the rights to license a new product              $  --       $  --       $   445
                                                                           =======     =======     =======



                 See accompanying notes to financial statements.

                         OCLASSEN PHARMACEUTICALS, INC.

                          NOTES TO FINANCIAL STATEMENTS



1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

OPERATIONS

         Oclassen Pharmaceuticals, Inc. ("the Company") develops and markets specialty pharmaceuticals for the prevention, diagnosis and treatment of skin diseases. The Company was founded in 1985 and began marketing its initial products in 1991. In February 1993, the Company reincorporated in Delaware.


         The Company is subject to certain risk factors including, but not limited to, its reliance upon sole manufacturing sources for three of its four product lines, and competition. Competition is generally intense in the pharmaceutical industry and there can be no assurance that developments by others will not render the Company's current and potential products obsolete or noncompetitive. Substantially all of the Company's sales are in the United States.


         The Company's financial statements are prepared using certain significant estimates made by management. These estimates relate to reserves for accounts receivable and certain contract obligations and litigation in the accompanying balance sheet.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and cash equivalents

         The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Available for sale securities

         Effective January 1, 1995, the Company implemented the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Adoption of SFAS No. 115 had no material effect on the Company's financial statements. The Company's policy is to record debt securities as available-for-sale because the sale of such securities may be required prior to maturity. As such, investments are stated at fair market value. The Company's debt securities consist of U.S. government obligations ($13,313,000) and corporate debt securities ($2,410,000). The fair value and the amortized cost of these securities, determined for each category of investment security, was not materially different at December 31, 1995.

Inventories

         Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Furniture, equipment and leasehold improvements

         Furniture, equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, which range from three to five years. Additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred.

                         OCLASSEN PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



Furniture, equipment and leasehold improvements consist of the following (in thousands):

                                                  DECEMBER 31,
                                            ----------------------
                                             1994           1995
                                            -------        -------
Furniture                                   $   429        $   447
Equipment                                     1,105          1,255
Leasehold improvements                          778            944
Less: Accumulated depreciation               (1,125)        (1,600)
                                            -------        -------
                                            $ 1,187        $ 1,046
                                            =======        =======

Revenue recognition

         Revenue from product sales is recognized upon shipment. Provisions are made for estimated doubtful accounts, customer returns, cash discounts and other allowances based on experience and a review of specific accounts.


Income taxes

        The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", issued in February 1992. Under the liability method specified by SFAS No. 109, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the effective tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance.

Research and development costs

        The costs associated with the development, testing and approval of products, as well as the purchase of technology currently in development are expensed as incurred. Acquisitions of New Drug Applications ("NDAs") are capitalized as intangible assets and amortized over the expected life of the drug.

Net income per common share

         Primary net income per common share is based on the weighted average number of common and common equivalent shares outstanding during the periods. Common equivalent shares include the dilutive effects of stock options and warrants using the treasury stock method. Fully diluted income per share assumes the conversion of convertible preferred stock, if dilutive, as well as the dilutive effects of stock options and warrants using the treasury stock method.


Adoption of Accounting Pronouncements

         The Company is required to adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to be Disposed of" beginning January 1, 1996. The Company is also required to adopt SFAS No. 123, "Accounting for Stock-Based Compensation," beginning January 1, 1996. The Company believes the adoption of these pronouncements will not have a material impact on the financial statements of the Company taken as a whole.

2.    INVENTORIES:

  Inventories consist of the following (in thousands):

                                       DECEMBER 31,
                                  --------------------
                                   1994          1995
                                  ------        ------
Raw materials                     $  171        $  354
Finished goods                     2,927         2,649
Samples                              675           246
                                  ------        ------
                                  $3,773        $3,249
                                  ======        ======

3.    LINE OF CREDIT:

  Effective June 6, 1995, the Company renewed a secured $5,000,000 line of credit agreement ("the line") with a bank. Proceeds from the line may be used for general working capital purposes and financing product acquisitions. Borrowings against the line are available on a short-term basis under various market-based interest rate options. Additionally, the line may be converted to a three-year term loan. The Company has

                         OCLASSEN PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)

agreed to comply with certain covenants. As of December 31, 1995, the Company was in compliance with these covenants. The line is renewable on an annual basis. There were no borrowings during 1995 under the line.

  In addition, the Company has been granted both commercial letter of credit and standby letter of credit facilities. The aggregate amount available under these facilities is $350,000 and reduces dollar for dollar the amount available for borrowing under the line. These facilities were not used during 1995.

                         OCLASSEN PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)

4.    ACCRUED LIABILITIES:

  Accrued liabilities consist of the following (in thousands):

                                              DECEMBER 31,
                                         ---------------------
                                           1994         1995
                                         --------     --------
Inventory accrual                         $1,863       $2,208
Payroll and related expenses                 871          857
Accrued royalties payable                    718          641
Other accrued liabilities                  1,683          996
                                          ------       ------
                                          $5,135       $4,702
                                          ======       ======

5.    MANDATORILY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY:

CAPITAL STOCK

  At December 31, 1995, the Company was authorized to issue 30,000,000 shares of $0.001 par value Common Stock and 15,539,151 shares of $0.001 par value Preferred Stock. The shares of Preferred Stock outstanding at December 31, 1995, are as follows:

Series A

  The Company is authorized to issue 1,000,000 shares, and has issued 500,000 shares of Series A Preferred Stock at a price of $2.00 per share.

Series B

  The Company is authorized to issue 2,889,403 shares, and has issued 1,418,184 shares of Series B Preferred Stock at a price of $2.30 per share before reduction for issuance costs.

Series C

  The Company is authorized to issue 3,024,748 shares, and has issued 1,442,906 shares of Series C Preferred Stock at a price of $4.36 per share before reduction for issuance costs.

Series D


  The Company is authorized to issue 7,000,000 shares, and has issued 3,105,888 shares of Series D Preferred Stock at a price of $5.00 per share before reduction for issuance costs.


Series E

    The Company is authorized to issue, and has issued 625,000 shares of Series E Preferred Stock at a price of $12.00 per share before reduction for issuance costs.

                         OCLASSEN PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)

         In addition, the Company is authorized to issue 1,000,000 shares of Preferred Stock, which is undesignated as to series.

         The rights of the Preferred stockholders as to dividends, redemption, liquidation and conversion are defined by the Company's Certificate Of Incorporation and are summarized as follows:

         The shares of Series B, C, D and E Preferred Stock have liquidation preferences which equal the sum of the original issue price plus any unpaid cumulative dividends, whether or not declared. The priority of liquidation and dividend preferences is first Series E, Series D, Series C and Series B Preferred Stock as a group, then Series A Preferred Stock and then Common Stock to the extent of book value per share, after which Preferred and Common stockholders share ratably. The priority of liquidation in a merger, acquisition or sale of substantially all of the Company's assets is as above except that after the Series A preference, Common stockholders share equally with Preferred stockholders on an "as if converted to Common" basis. Dividends of $0.96, $0.40, $0.35, $0.18 and $0.20 per share are payable to Series E, Series D, Series C, Series B and Series A Preferred stockholders, respectively, in preference to any dividend distributions to Common stockholders. The Series E, Series D, Series C and Series B Preferred Stock dividends are noncumulative through April 22, 1994, and are cumulative thereafter. The Series A Preferred Stock dividends are noncumulative. Undeclared cumulative dividends through December 31, 1995 totaled $4,416,276. No dividends have been declared through December 31, 1995. Preferred stockholders vote on an "as if converted" basis with the Common stockholders except as specifically provided in the Certificate of Incorporation or under Delaware law.

         The Series B, C, D & E Preferred Stock was recorded at issue price less issuance costs at the date of issuance. These shares have liquidation preferences which equal the sum of the original issue price plus any unpaid cumulative dividends, whether or not declared. As such, issuance costs are being accreted on an annual basis to increase the carrying amount to issue price. The carrying amount is also increased by cumulative dividends.
Carrying values, accretion amounts and cumulative dividends are as follows (in thousands):

                        Series B     Series C     Series D     Series E     Total

Carrying value
        at 12/31/92      3,221        6,269        14,942       7,475      31,907
Accretion of issuance
        costs                6            4            95           4         109
                         --------------------------------------------------------
Carrying value
        at 12/31/93      3,227        6,273        15,037       7,479      32,016
Accretion of issuance
        costs                6            4            95           4         109
Accrued dividends          181          350           861         416       1,808
                         --------------------------------------------------------
Carrying value
        at 12/31/94      3,414        6,627        15,993       7,899      33,933
Accretion of issuance
        costs                6            4            95           4         109
Accrued dividends          261          505         1,242         600       2,608
                         --------------------------------------------------------
Carrying value
        at 12/31/95      3,681        7,136        17,330       8,503      36,650
                         ========================================================
Liquidation value
        at 12/31/95      3,704        7,146        17,632       8,516      36,998
                         ========================================================


         Each share of Preferred Stock is convertible into one share of Common Stock, subject to adjustment for certain dilutive issuances of additional shares of capital stock. Conversion occurs automatically in the event of the closing of a public offering of the Company's Common Stock pursuant to the filing of a registration statement on Form S-1 under the Securities Act of 1933, which results in gross proceeds to the Company of a minimum of $7.5 million or upon written consent of a majority of the holders of then-outstanding shares of each series of Preferred Stock voting separately as a class. Upon conversion, any accrued but undeclared cumulative dividends will be eliminated.

         During specified redemption periods beginning October 31 and ending December 31 in each of the years 1997 through 2000, the Company shall redeem, at liquidation value (issue price adjusted for any accrued but unpaid cumulative dividends), 25% of the shares of Series B, C, D, and E Preferred Stock outstanding on the first redemption date at the written request of holders of at least a majority of the respective Series E, Series D and Series C Preferred Stock then outstanding and at the written request of holders of at least
66 2/3% of the then-outstanding Series B Preferred Stock.

         The amount of Series B, C, D and E Preferred Stock, including accrued but unpaid cumulative dividends, to be redeemed in the next five years is (in thousands):

                  YEAR ENDING
                  DECEMBER 31,
                  ------------
                  1996                              $  --
                  1997                               10,361
                  1998                               11,008
                  1999                               11,655
                  2000                               12,599

NET INCOME AVAILABLE TO COMMON STOCKHOLDERS

         Net income available to common stockholders represents net income as adjusted to reflect accrued dividends and the accretion of issuance costs related to mandatorily redeemable Preferred Stock.

                         OCLASSEN PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)

 Under the terms of a separate agreement, the holders of Preferred Stock are entitled to registration rights under certain circumstances as defined in the agreement.

STOCK OPTION PLANS

1992 Stock Option Plan

  The 1992 Stock Option Plan ("1992 Option Plan") provides for the granting to employees and officers of incentive stock options and to employees and consultants of nonstatutory stock options. The 1992 Option Plan also provides for the issuance to employees and consultants of stock purchase rights. As of December 31, 1995, options for 1,393,408 shares have been granted and remain outstanding under this plan. In December 1994, the number of shares reserved for issuance under the 1992 Option Plan was increased to a total of 1,750,000 shares.

1992 Director Option Plan

  The 1992 Director Option Plan provides for the granting of nonstatutory stock options to nonemployee directors of the Company. As of December 31, 1995, options for 140,833 shares have been granted and remain outstanding under this plan. In December 1994, the number of shares reserved for issuance under the 1992 Director Option Plan was increased to a total of 400,000 shares.

  During 1995, options for 20,000 shares were granted to a director of the Company outside of the Plan and remain outstanding at December 31, 1995.

                         OCLASSEN PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)

  Transactions involving shares under the Company's option plans are summarized as follows:

                                             Options       Option Price
                                           Outstanding       Per Share
                                         --------------   ---------------


Outstanding at December 31, 1992            371,944        $3.50-$15.00
    Granted                                 822,750        $       3.00
    Exercised                                  (563)       $       8.00
    Canceled                               (460,481)       $3.50-$15.00
                                           --------

    Outstanding at December 31, 1993        733,650        $       3.00
    Granted                                 456,550        $       3.00
    Exercised                               (29,896)       $       3.00
    Canceled                                (40,325)       $       3.00
                                           --------

                                                Options      Option Price
                                              Outstanding      Per Share
                                              -----------    ------------
Outstanding at December 31, 1994                1,119,979        $3.00
Granted                                           550,534        $3.00
Exercised                                         (37,583)       $3.00
Canceled                                          (78,689)       $3.00
                                                ---------

Outstanding at December 31, 1995                1,554,241        $3.00
                                                =========

Exercisable at December 31, 1995                  593,818        $3.00

Available for grant at December 31, 1995          546,592
                                                =========

1987 STOCK PURCHASE PLAN

  During 1987, the Company adopted the 1987 Stock Purchase Plan (the "1987 Purchase Plan") under which it has reserved 1,270,500 shares of Common Stock for sale to employees, directors and consultants.

  The terms of the 1987 Purchase Plan provide that the price of the shares to be purchased under the 1987 Purchase Plan shall be determined by the Company's Board of Directors, provided that such price shall not be less than fair market value of the Common Stock at the date of grant. In the event of voluntary or involuntary termination of employment, the Company retains the right to repurchase, for a period of 60 days after such termination, the unvested shares purchased under the 1987 Purchase Plan at the original purchase price. Initial grants under the 1987 Purchase Plan generally vest at the rate of 25% at the end of the 12 month period following commencement of employment, with the remaining balance vesting ratably over the next 36 months. Subsequent grants under the 1987 Purchase Plan generally vest ratably over 48 months following the date of the grant. At December 31, 1995, there were no remaining shares of Common Stock available for issuance under the 1987 Purchase Plan.

1992 EMPLOYEE STOCK PURCHASE PLAN

  Under the 1992 Employee Stock Purchase Plan ("1992 Purchase Plan"), an eligible employee may purchase shares of Common Stock from the Company through payroll deductions at a price per share equal to 85% of the lesser of the fair market value of the Company's Common Stock as of the first day or the last day of each six-month exercise period. The 1992 Purchase Plan is implemented by consecutive 24-month offering periods ('Offering Periods"), commencing on or about January 1 and July 1 of each year. Each Offering Period is composed of four six-month exercise periods. The Company has reserved 200,000 shares of Common Stock for issuance under the 1992 Purchase Plan. As of December 31, 1995, there were no stock purchases under this plan.

NOTES RECEIVABLE FROM STOCKHOLDERS

  Notes receivable from stockholders relate to shares issued under the 1987 Purchase Plan, bear interest at rates ranging from 6.25% to 9.0% per annum, and are generally due the earlier of four years from the date of issuance or the date of the employee's termination.

                         OCLASSEN PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)

WARRANTS TO PURCHASE PREFERRED STOCK

          At December 31, 1995, warrants were outstanding to purchase 5,000 and 4,565 shares of Series B Preferred Stock at an exercise price of $4.36 and $2.30 per share, respectively, and expiring through December 1998 and in April 1996, respectively. Warrants to purchase Preferred Stock convert to Common Stock Warrants upon the closing of a public offering of the Company's Common Stock. The value assigned to the warrants discussed above is not material and is included in the related Preferred Stock amount. During 1993, in a cashless exercise, warrants to purchase 150,001 shares of Series D Preferred Stock were exercised and resulted in the issuance of 105,885 shares of Series D Preferred Stock.

OTHER EXPENSE

          Other expense of $533,000 for the year ended December 31, 1993 represents costs incurred in connection with an abandoned initial public offering.

6.    INCOME TAXES:

  The provision for income tax expense consists of:

                                      DECEMBER 31,
                              -----------------------------
                               1993       1994       1995
                              ------     ------     -------
Current tax expense
    Federal                    $ 25        $--       $--
    State                        10         25        --
                               ----        ---       -----
    Total current                35         25        --
                               ----        ---       -----
    Deferred tax expense
    Federal                     (25)        --        --
    State                       --          --        --
                               ----        ---       -----
    Total deferred              (25)        --        --
                               ----        ---       -----
    Total provision            $ 10        $25       $--
                               ====        ===       =====

                         OCLASSEN PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)

Deferred income taxes result from differences in the recognition of revenue and expense for tax and financial statement purposes. Deferred tax assets are comprised of the following at December 31 (in 000's):

                                                          DECEMBER 31,
                                                    -------------------------
                                                       1994            1995
                                                    ----------      ---------
Returns and allowances                                $  --          $   225
Contract revenue and expense recognition                1,168          1,087
Unamortized cash to accrual adjustment                    396            198
Unamortized start-up cost                                 599             86
Net operating loss carryforwards                        1,739          1,508
Research and development credit                           945          1,112
Other, net                                                919            526
                                                      -------        -------
         Gross deferred tax assets                      5,766          4,742
Deferred tax asset valuation allowance                 (5,766)        (4,742)
                                                      -------        -------
         Net deferred tax assets                      $  --          $  --
                                                      =======        =======

  The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before income taxes as a result of the following differences:

                                          1993                     1994                      1995
                                  ---------------------    --------------------     ---------------------
                                    Amount         %        Amount          %         Amount          %
                                    ------       ----       ------        ----        -------        ---
Statutory U.S. tax rates            $ 419          35        $ 674          34        $   893         34
State income tax, net of
    federal benefit                    10           1          119           6            158          6
Utilization of net operating
    loss carryforward                (419)        (35)        (768)        (39)        (1,051)       (40)
                                    -----        ----        -----        ----        -------        ---
                                    $  10           1        $  25           1        $  --          --
                                    =====        ====        =====        ====        =======        ===

  For federal and state income tax reporting purposes, net operating loss carryforwards of approximately $3,800,000 and $2,300,000 are available to reduce future taxable income, if any, through 2010 and 2000, respectively.

  Additionally, at December 31, 1995, the Company has research and development credit carryforwards available to reduce future federal income taxes through 2010 approximating $910,000 and combined Orphan Drug and Research and Development Credit Carryforwards available to reduce future California state income taxes through 2000 approximating $202,000. Should significant changes in the Company's ownership occur, the annual amount of tax loss and credit carryovers available for future use would be limited.

                         OCLASSEN PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)

7.    COMMITMENTS:

LEASE COMMITMENTS

  The Company leases its operating facility as well as certain automobiles and equipment under noncancelable leases which expire through October of 1999 and that are accounted for as operating leases. Certain of these leases contain renewal options and rent escalation clauses. Future minimum payments required under these noncancelable operating leases are as follows (in thousands):

YEAR ENDING
DECEMBER 31,
------------
1996                                          $   758
1997                                              479
1998                                              398
1999                                              396
2000                                              395
                                              -------
     Total minimum future lease payments      $ 2,426
                                              =======

  Rental expense under noncancelable operating leases was $582,000, $781,000 and $836,000 in 1993, 1994 and 1995, respectively. Rent expense in excess of amounts paid currently is recorded as deferred rent payable.

8.    LICENSE, ROYALTY AND CO-PROMOTION ARRANGEMENTS:

  The Company has entered into various license and royalty agreements which provide the Company with certain rights to develop and market products using certain technological and patent rights covered under the agreements. In addition, such agreements require the Company to pay royalties on sales and certain agreements contain requirements for development funding and/or minimum marketing efforts to maintain exclusivity.

  Beginning in 1996, the Company became obligated for minimum purchase commitments of raw material for one of its product lines. The commitment is for approximately $690,000 per year through the year 2001.

  In August 1993, the Company terminated an agreement for the co-promotion of one of its products. The termination agreement provided for a termination payment of $1.2 million to be paid by the Company in eight equal quarterly installments of $150,000 through July 1, 1995. The termination payment was charged to expense upon signing of the termination agreement. The termination agreement also includes a noncompete provision which expired July 1, 1995.

  During August 1992, the Company entered into development and marketing agreements with another company (the "Licensee") concerning the use of an oral formulation of FIAU for the treatment of hepatitis-B infections. Under terms of the agreements, all funding for the worldwide development of oral FIAU for the treatment of hepatitis-B, would be paid by the Licensee. Additionally, the Licensee would market any resulting products outside the United States, would pay development milestone payments to the Company and would pay royalties to the Company based on sales outside the United States. In connection with the matter discussed further in note 11, all activity related to these agreements has ceased. Contract obligations and reserves of approximately $2.7 million, net of any contractual and legal obligations, will be relieved upon the resolution of any uncertainties related to the agreements or their termination.

                         OCLASSEN PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)

         During February 1995, the Company in connection with renegotiating one of its license and supply agreements, acquired the Monodox(R) New Drug Application ("NDA") for $2,000,000 and recorded the purchase as an intangible asset. The Monodox(R) NDA is being amortized over a six-year period. In addition to the NDA, the Company received various product cost reductions. The term of the new supply agreement is through February 1, 2000, and shall be automatically renewed in one-year increments thereafter unless terminated by one of the parties to the agreement.

         During August 1995, the Company exchanged its inventory of wound care products with a carrying value of $445,000 for the licensing rights to topical clobetasol propionate, a highly potent topical steroid which the Company will market under the trade name Cormax(TM). The Company expects to launch Cormax(TM) during 1996.

9.    SALES TO MAJOR CUSTOMERS:

         During 1995, three major pharmaceutical distributors contributed 25%, 17% and 14%, respectively, of the Company's product sales. During 1994, the top three pharmaceutical distributors contributed 24%, 13% and 9%, respectively, of the Company's product sales.

10.   401(K) PLAN:

         In September 1992, the Company's Board of Directors adopted the Oclassen Pharmaceuticals, Inc. 401(k) Plan covering all eligible employees. Under Plan provisions, participants may elect to contribute to the Plan up to 20% of their salary, subject to a statutorily prescribed annual limit, on a tax deferred basis. The Plan permits, but does not require, employer matching and/or profit sharing contributions to the Plan. For the Plan years ending December 31, 1993, 1994 and 1995, the Company made matching contributions of $65,000, $102,000 and $102,000, respectively. All expenses of the Plan are paid by the Company.

11.   CONTINGENCIES:

         During 1993, clinical trials involving a compound that was licensed to another company in 1992 were halted as a result of serious adverse events. The potential exists for product liability claims against the Company, and several claims have been filed through December 31, 1995. At this time, the financial obligation related to this matter remains uncertain. However, the Company believes, based on the opinion of outside counsel, that the outcome of this matter will not have a material effect on the Company's financial position or results of operations.

12.   RELATED PARTY TRANSACTIONS:

         In March 1994 the Company made a $700,000 loan to the Company's President and Chief Executive Officer. The loan bears interest at 3.94 percent per annum, payable monthly, and is secured by real property and 50,000 shares of the Company's common stock. The principal is due the earlier of April 1997 or within

                         OCLASSEN PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS (continued)

180 days of the sale of the real property securing the loan. Principal and interest receivable are $702,000 at December 31, 1995, and are recorded in prepaid expenses and other current assets in the accompanying balance sheets.

                         OCLASSEN PHARMACEUTICALS, INC.
                      SUPPLEMENTAL SCHEDULE OF QUALIFYING
                             ACCOUNTS AND RESERVES

                                         Balance at   Additions Charged
                                        Beginning of     to Costs and                     Balance at End of
              Description                 Period          Expenses          Deductions        Period
              -----------                 ------          --------          ----------        ------

Year Ended December 31, 1993:
    Product return allowance              $  164          $   266 (A)        $  (321)(B)       $109
                                          ------          -------            -------           ----
                                             164              266               (321)           109
                                          ------          -------            -------           ----

Year Ended December 31, 1994:
    Allowance for doubtful accounts         --                180 (A)            --             180
    Product return allowance                 109            1,088 (A)         (1,008)(B)        189
                                          ------          -------            -------           ----
                                             109            1,268             (1,008)           369
                                          ------          -------            -------           ----

Year Ended December 31, 1995:
    Allowance for doubtful accounts          180              (17)(A)           (133)(C)         30
    Product return allowance                 189            2,397             (1,878)(B)        708
                                          ------          -------            -------           ----
                                          $  369          $ 2,380            $(2,011)          $738
                                          ------          -------            -------           ----

Note A -- Accruals charged to expenses netted with adjustments to reflect actual financial exposure as of the respective balance sheet dates.

Note B -- Uncollectible receivables written off due to product returns.

Note C -- Uncollectible receivables written off.

                    UNAUDITED INTERIM FINANCIAL STATEMENTS OF
                         OCLASSEN PHARMACEUTICALS, INC.


         The following unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, said financial statements do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of management of Oclassen Pharmaceuticals, Inc., all adjustments necessary for a fair presentation of the financial position and results of operations for the interim periods presented have been included. All such adjustments are of a normal recurring nature. Operating results for the three and nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

                         OCLASSEN PHARMACEUTICALS, INC.
                                 BALANCE SHEETS
                                 (In Thousands)
                                   (UNAUDITED)

                                                                                  SEPTEMBER 30,     DECEMBER 31,
                                                                                      1996             1995
                                                                                   ----------       ----------
                                     ASSETS
Current assets:
     Cash and cash equivalents                                                       $  5,381        $  3,002
     Available for sale securities                                                     14,991          15,723
     Accounts receivable, net of reserves of $1,146
          and $815, respectively                                                        3,133           3,045
     Inventories                                                                        3,917           3,249
     Prepaid expenses and other current assets                                          1,820           1,817
     Deferred merger costs                                                                756              --
                                                                                     --------        --------

          Total current assets                                                         29,998          26,836

Furniture, equipment, and leasehold improvements,
     net of accumulated depreciation of $1,979 and $1,600,
     respectively                                                                       1,160           1,046

Other assets, net of accumulated amortization of
     $593 and $306, respectively                                                        1,852           2,139
                                                                                     --------        --------

                                                                                     $ 33,010        $ 30,021
                                                                                     ========        ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
     Accounts payable                                                                $     10        $    192
     Accrued liabilities                                                                5,035           4,702
     Contract obligations and reserve                                                   2,659           2,708
                                                                                     --------        --------

         Total current liabilities                                                      7,704           7,602

Deferred rent payable                                                                      12              39
                                                                                     --------        --------

                                                                                        7,716           7,641
                                                                                     --------        --------


Series B, C, D and E convertible mandatorily redeemable
    Preferred Stock                                                                    38,688          36,650
                                                                                     --------        --------

Commitments

Stockholders' equity (deficit):
     Series A Preferred Stock                                                           1,000           1,000
     Common stock                                                                       1,442           1,226
     Notes receivable from stockholders                                                  (706)           (644)
     Accumulated deficit                                                              (15,130)        (15,852)
                                                                                     --------        --------
         Total stockholders' equity (deficit)                                         (13,394)        (14,270)
                                                                                     --------        --------

                                                                                     $ 33,010        $ 30,021
                                                                                     ========        ========


       See accompanying Notes to Unaudited Condensed Financial Statements

                          OCLASSEN PHARMACEUTICALS, INC
                              STATEMENTS OF INCOME
                     (In Thousands, except per share amounts)
                                   (UNAUDITED)

                                          THREE MONTHS ENDED           NINE MONTHS ENDED
                                             SEPTEMBER 30,               SEPTEMBER 30,
                                        -----------------------     ------------------------
                                          1996           1995          1996          1995
                                        ---------      --------     ---------     ----------
Product sales                            $ 7,642        $6,678       $24,276       $21,195
Contract revenue                              23            84            49           194
                                         -------        ------       -------       -------

         Total revenue                     7,665         6,762        24,325        21,389
                                         -------        ------       -------       -------

Operating expenses:
    Cost of product sales                  2,244         2,169         7,099         6,831
    Sales and marketing                    2,879         2,132         8,099         7,551
    General and administrative             1,191           907         3,567         2,884
    Research and development               1,198         1,009         3,554         3,004
                                         -------        ------       -------       -------

          Total operating expenses         7,512         6,217        22,319        20,270
                                         -------        ------       -------       -------

Operating income                             153           545         2,006         1,119

Interest income                              278           244           814           681
                                         -------        ------       -------       -------


Income before income taxes                   431           789         2,820         1,800



Provision for income taxes                    20            --            60            --
                                         -------        ------       -------       -------

Net income                               $   411        $  789       $ 2,760       $ 1,800
                                         =======        ======       =======       =======

Net income (loss) available to
  commmon stockholders                   $  (268)       $  110       $   722       $  (238)
                                         =======        ======       =======       =======

Net income (loss) per common
  share:
    Primary                              $ (0.15)       $ 0.06       $  0.30       $ (0.14)
                                         =======        ======       =======       =======
    Fully diluted                        $ (0.15)       $ 0.06       $  0.27       $ (0.14)
                                         =======        ======       =======       =======
Shares used in per share
  calculation:
    Primary                                1,802         1,719         2,424         1,718
                                         =======        ======       =======       =======
    Fully diluted                          1,802         1,719        10,063         1,718
                                         =======        ======       =======       =======


       See accompanying Notes to Unaudited Condensed Financial Statements

                          OCLASSEN PHARMACEUTICALS, INC
                            STATEMENTS OF CASH FLOWS
                                 (In Thousands)
                                   (UNAUDITED)

                                                                NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                                1996           1995
                                                               -------        -------
Cash flows from operating activities:
    Net income                                                 $ 2,760        $ 1,800


    Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
          Depreciation                                             397            350
          Amortization                                             287            222
          Deferred rent                                            (27)           (27)
          Changes in current assets and liabilities:
               Accounts receivable                                 (88)          (153)
               Inventories                                        (668)           363
               Prepaid expenses and other current assets          (203)          (487)
               Deferred merger costs                              (756)           --
               Accounts payable                                   (182)          (283)
               Accrued liabilities                                 333           (971)
               Contract obligations and reserve                    (49)          (194)
                                                               -------        -------

               Net cash provided by operating activities         1,804            620
                                                               -------        -------

Cash flows from investing activities:
    Purchases of furniture, equipment and
         leasehold improvements                                   (511)          (300)
    Sales of available for sale securities                         732            629
    Purchases of other assets                                     --           (2,000)
    Repayment of loan to officer                                   200            --
                                                               -------        -------

               Net cash provided by (used in)
                    investing activities                           421         (1,671)
                                                               -------        -------

Cash flows from financing activities:

    Proceeds from sale of common stock and exercise of
      common stock options, net of repurchases                     154            119
                                                               -------        -------

Net increase (decrease) in cash and cash equivalents             2,379           (932)

Cash and cash equivalents, beginning of period                   3,002          3,453
                                                               -------        -------

Cash and cash equivalents, end of period                       $ 5,381        $ 2,521
                                                               =======        =======


Supplemental disclosure of noncash investing and financing activities:

    Issuance of common stock for notes receivable, net
         of repurchases                                        $    28        $    27
                                                               =======        =======

Supplemental Disclosure of Cash Flow Information:
   Cash paid during the periods for income taxes               $     8        $     3
                                                               =======        =======

       See accompanying Notes to Unaudited Condensed Financial Statements.

                         OCLASSEN PHARMACEUTICALS, INC.
                NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS


NOTE 1 - GENERAL

The foregoing unaudited condensed financial statements of Oclassen Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, these financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should, therefore, be read in conjunction with the Company's financial statements for the period ended December 31, 1995.

In the opinion of management, the accompanying financial statements contain all adjustments (consisting of only normal recurring adjustments), necessary to present fairly the Company's financial position as of September 30, 1996, and the results of operations for the three and nine months ended September 30, 1996 and 1995 and cash flows for the nine months ended September 30, 1996 and 1995. The results of operations and cash flows for the three and nine months ended September 30, 1996 and the cash flows for the nine months ended September 30, 1996 are not necessarily indicative of the results of operations or cash flows which may be reported for the remainder of 1996. The accounting policies followed during the three and nine months ended September 30, 1996 were the same as those disclosed in the Company's financial statements for the period ended December 31, 1995.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Impairment of Long-Lived Assets - Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121") on accounting for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to assets to be held and used. The Company did not recognize any impairment loss as a result of applying the provisions of SFAS 121 to its assets held for use.

Stock-Based Compensation - The Company accounts for stock-based employee compensation plans using the intrinsic value-based method in accordance with APB 25, and provides pro forma disclosures of net income and earnings per share as if the accounting provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), had been adopted. The Company accounts for stock-based nonemployee compensation using a fair value method of accounting in accordance with SFAS 123.


NOTE 3 - MERGER WITH WATSON PHARMACEUTICALS, INC.

The Company entered into a definitive Agreement and Plan of Merger by and among Watson Pharmaceuticals, Inc. ("Watson"), Opalacq Co., a wholly-owned subsidiary of Watson ("Opalacq"), and the Company dated as of September 25, 1996, as amended effective November 14, 1996, (the "Merger Agreement"), pursuant to which Opalacq will merge with and into the Company (the "Merger"), with the Company being the surviving corporation in the Merger. Immediately after the Merger, the Company will become a wholly-owned subsidiary of Watson. It is intended that the Merger will qualify as a "pooling of interests" for accounting purposes and that the Merger will constitute a tax free reorganization for federal income tax purposes.

Pursuant to the terms and conditions of the Merger Agreement, at the effective time of the Merger, the Company's shareholders will receive common shares of Watson valued at $135 million, subject to a collar on Watson's stock price of $27 to $35 per share.

Consummation of the Merger is subject to the satisfaction of certain conditions, including, without limitation, approval by the Company's stockholders of the Merger Agreement, voluntary conversion of at least ninety-five percent (95%) of the aggregate number of outstanding shares of the Company's Preferred Stock into shares of the Company's Common Stock prior to the Merger, regulatory approvals and treatment of the Merger as a "pooling of interests" for accounting purposes.

                         OCLASSEN PHARMACEUTICALS, INC.
         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (continued)


NOTE 4 - LINE OF CREDIT

In June, 1996 the Company renewed a secured line of credit agreement ("the line") with a bank and increased the line from $5,000,000 to $10,000,000. Proceeds from the line may be used for general working capital purposes and financing product acquisitions. Borrowings against the line are available on a short-term basis under various market based interest rate options. The Company has agreed to comply with certain covenants. As of September 30, 1996, the Company was in compliance with these covenants. The line is renewable on March 31, 1997. There were no borrowings during the nine months ended September 30, 1996 under the line.

In addition, the Company has been granted both commercial letter of credit and standby letter of credit facilities. The aggregate amount available under these facilities is $350,000 and reduces dollar for dollar the amount available for borrowing under the line. These facilities were not used during the nine months ended September 30, 1996.

NOTE 5 - LICENSE AGREEMENTS

In May 1996, the Company entered into an agreement to in-license patents and products based on the use of 5-methoxypsoralen for the treatment of psoriasis and vitiligo. The agreement provides for payment by the Company of technology transfer fees aggregating up to $1.1 million if certain technology development milestones are achieved. Additionally, the Company is required to pay royalties based on net sales during the term of the agreement.

In June 1996, the Company in-licensed rights to a topical iodine anti-microbial product line technology which is currently under development. The Company paid $500,000 upon the execution of the agreement which is included in research and development expenses. The agreement provides for payment by the Company of up to $8 million if certain milestones are achieved, and royalties based upon net sales during the term of the agreement.

NOTE 6 - RELATED PARTY TRANSACTIONS

In March 1994 the Company made a $700,000, interest bearing secured loan (the "1994 loan") to the Company's President and Chief Executive Officer. In June 1996 the Company restructured the 1994 loan whereby $200,000 of the principal balance, plus accrued interest, was repaid and the remaining $500,000 principal balance was replaced with a new $500,000 loan (the "1996 loan"). The 1996 loan bears interest at 3.94 percent per annum, with accrued interest payable monthly, and is secured by real property. The 1996 loan matures on the earlier of (a) June 1, 1999, (b) the termination of employment of the Company's President and Chief Executive Officer, or (c) within 180 days of the sale of the real property securing the loan.

                                   APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER is dated as of September 25, 1996 (the "Agreement") by and among Watson Pharmaceuticals, Inc., a Nevada corporation ("Watson"), Opalacq Co., a Delaware corporation and the wholly-owned subsidiary of Watson ("Watson Sub") and Oclassen Pharmaceuticals, Inc., a Delaware corporation (the "Company").

         WHEREAS, the Board of Directors of each of Watson and the Company have determined that a business combination between Watson and the Company merging their respective pharmaceutical businesses is in the best interests of their respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits, and accordingly have agreed to effect the merger provided for herein upon the terms and subject to the conditions set forth herein; and

         WHEREAS, it is the intention of the parties to this Agreement that (a) for federal income tax purposes, the merger provided for herein shall qualify as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"); (b) for accounting purposes, the merger provided for herein shall qualify as a "pooling of interests"; and (c) the shares of Watson Common Stock (as defined herein) to be issued pursuant to the Merger shall be exempt securities pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the "Securities Act"); and

         NOW, THEREFORE, in consideration of the premises and of the representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree as follows:

                                    ARTICLE I

                                   THE MERGER

         1.1. The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3 of this Agreement), Watson Sub shall be merged with and into the Company in accordance with the laws of the State of Delaware and the terms of this Agreement (the "Merger"), whereupon the separate corporate existence of Watson Sub shall cease, and the Company shall be the surviving corporation of the Merger (the Company, as the surviving corporation after the Merger is sometimes referred to herein as the "Surviving Corporation").

         1.2. Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place (a) at the offices of Venture Law Group, A Professional Corporation, 2800 Sand Hill Road, Menlo Park, CA 94025 at 10:00 a.m. three business days after all the conditions set forth in
Article VI of this Agreement (other than those that are waived by the party or parties for whose benefit such conditions exist) are satisfied; or (b) at such other place, time, and/or date as the parties hereto may otherwise agree. The date upon which the Closing shall occur is referred to herein as the "Closing Date." The Closing is expected to occur on or about November

26, 1996.

         1.3. Effective Time. If all the conditions to the Merger set forth in
Article VI of this Agreement have been fulfilled or waived and this Agreement shall not have been terminated as provided in Article VIII hereof, the parties hereto shall cause a certificate of merger ("the Certificate of Merger") to be properly executed and filed in accordance with the laws of the State of Delaware and the terms of this Agreement on or before the Closing Date. The parties hereto shall also take such further actions as may be required under the laws of the State of Delaware in connection with the consummation of the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Watson Sub, all as provided under applicable law.

         1.4. Conversion of Shares.

         (a) At the Effective Time:

                  (i) each share of Common Stock, par value $0.01 per share, of Watson Sub outstanding at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, shall be converted into and exchanged for one share of Common Stock, par value $0.01 per share, of the Surviving Corporation;

                  (ii) in addition to the consideration set forth in Section 1.4(a)(vii) below, each share of Series A Preferred Stock, $0.001 par value per share, of the Company (the "Series A Preferred Stock") outstanding at the Effective Time, plus all accrued and unpaid dividends thereon, by virtue of the Merger and without any action on the part of the holders thereof, except as otherwise provided in Sections 1.4(d) or 1.8 hereof, shall be converted into the right to receive the number of shares of Common Stock, par value $0.0033 per share (the "Watson Common Stock"), of Watson equal to the following:
         $2.00 divided by the Average Closing Price (as defined herein) (the "Series A Preferred Payout");

                  (iii) in addition to the consideration set forth in Section 1.4(a)(vii) below, each share of Series B Preferred Stock, $0.001 par value per share, of the Company (the "Series B Preferred Stock") outstanding at the Effective Time, plus all accrued and unpaid dividends thereon, by virtue of the Merger and without any action on the part of the holders thereof, except as otherwise provided in Sections 1.4(d) or 1.8 hereof, shall be converted into the right to receive the number of shares of Watson Common Stock equal to the following: (A) the sum of $2.30 plus an amount equal to the cumulative dividends accrued at the rate of $0.184 per annum from April 22, 1994 to and including the Closing Date; divided by (B) the Average Closing Price (the "Series B Preferred Payout");

                  (iv) in addition to the consideration set forth in Section 1.4(a)(vii) below, each share of Series C Preferred Stock, $0.001 par value per share, of the Company (the "Series C Preferred Stock") outstanding at the Effective Time, plus all accrued and unpaid dividends thereon, by virtue of the Merger and without any action on the part of the holders thereof, except as otherwise provided in Sections 1.4(d) or 1.8 hereof, shall be converted into the right to receive the number of shares of Watson Common Stock equal to the following: (A) the sum of $4.364 plus an amount equal to the cumulative dividends accrued at the rate of $0.35 per annum from April 22, 1994 to and including the Closing Date; divided by (B) the Average Closing Price (the "Series C Preferred Payout");

                  (v) in addition to the consideration set forth in Section 1.4(a)(vii) below, each share of Series D Preferred Stock, $0.001 par value per share, of the Company (the "Series D Preferred Stock") outstanding at the Effective Time, plus all accrued and unpaid dividends thereon, by virtue of the Merger and without any action on the part of the holders thereof, except as otherwise provided in Sections 1.4(d) or 1.8 hereof, shall be converted into the right to receive the number of shares of Watson Common Stock equal to the following: (A) the sum of $5.00 plus an amount equal to the cumulative dividends accrued at the rate of $0.40 per annum from April 22, 1994 to and including the Closing Date; divided by (B) the Average Closing Price (the "Series D Preferred Payout");

                  (vi) in addition to the consideration set forth in Section 1.4(a)(vii) below, each share of Series E Preferred Stock, $0.001 par value per share, of the Company (the "Series E Preferred Stock") outstanding at the Effective Time, plus all accrued and unpaid dividends thereon, by virtue of the Merger and without any action on the part of the holders thereof, except as otherwise provided in Sections 1.4(d) or 1.8 hereof, shall be converted into the right to receive the number of shares of Watson Common Stock equal to the following: (A) the sum of $12.00 plus an amount equal to the cumulative dividends accrued at the rate of $0.96 per annum from April 22, 1994 to and including the Closing Date; divided by (B) the Average Closing Price (the "Series E Preferred Payout");

                  (vii) each share of Common Stock, $0.001 par value per share, of the Company (the "Company Common Stock") and each share of Preferred Stock outstanding at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, except as otherwise provided in Sections 1.4(d) or 1.8 hereof, shall be converted into the right to receive the number of shares of Watson Common Stock equal to the following: (A)(I) $135,000,000; less (II) the sum of (v) the Series A Preferred Payout multiplied by the number of shares of Series A Preferred Stock outstanding at the Effective Time multiplied by the Average Closing Price; plus (w) the Series B Preferred Payout multiplied by the number of shares of Series B Preferred Stock outstanding at the Effective Time multiplied by the Average Closing Price; plus (x) the Series C Preferred Payout multiplied by the number of shares of Series C Preferred Stock outstanding at the Effective Time multiplied by the Average Closing Price; plus (y) the Series D Preferred Payout multiplied by the number of shares of Series D Preferred Stock outstanding at the Effective Time multiplied by the Average Closing Price; plus (z) the Series E Preferred Payout multiplied by the number of shares of Series E Preferred Stock outstanding at the Effective Time multiplied by the Average Closing Price; divided by (B) the aggregate number of shares of Company Common Stock outstanding at the Effective Time on a fully diluted basis, including, without limitation, the number of shares of Company Common Stock which can be purchased and/or received by the conversion of all outstanding shares of Preferred Stock (as defined herein) at the Effective Time or the exercise of all outstanding options, warrants, or other rights to purchase shares of Company Common Stock, whether or not such rights are currently exercisable, at the Effective Time; and further divided by (C) the Average Closing Price (the "Exchange Ratio").

         (b) Subject to the provisions of Section 1.8, all holders of Company Common Stock and Preferred Stock (the "Stockholders," who are listed on Exhibit A attached hereto, which shall be updated at the Closing) shall be required to deposit seven and one-half percent (7.5%) of the shares of Watson Common Stock to be received by them in the Merger into an escrow account (the "Escrow"), which shares shall be held and distributed in accordance with the terms of an Escrow Agreement (the "Escrow Agreement") to be entered into by and among Watson, the Stockholder Agent (as defined herein) and American Stock Transfer & Trust Company or such other party as the parties may mutually agree upon, as escrow agent (the "Escrow Agent"), in substantially the form attached hereto as Exhibit B.

         (c) As a result of the Merger and without any action on the part of the holder thereof, at the Effective Time, all shares of Company Common Stock and Preferred Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of shares of Company Common Stock and Preferred Stock shall thereafter cease to have any rights with respect to such shares of Company Common Stock and Preferred Stock, except for the right to receive (except as otherwise provided in Section 1.8 hereof), without interest, the consideration set forth in this Section 1.4 and cash for fractional shares of Watson Common Stock in accordance with Section 1.6 of this Agreement upon the surrender of a certificate (each, a "Certificate") representing such shares of Company Common Stock or Preferred Stock, as the case may be, in accordance with the provisions of this Article I.

         (d) Each share of Company Common Stock and Preferred Stock held by the Company as treasury stock or owned by Watson or any Subsidiary (as defined in Section 1.4(e) of this Agreement) of Watson at the Effective Time shall be canceled, and no payment shall be made with respect thereto.

         (e) For purposes of this Agreement, (i) the term "Average Closing Price" shall mean the average of the per share daily closing price of Watson Common Stock as quoted on the Nasdaq National Market ("Nasdaq") (and as reported by The Wall Street Journal or, if not reported thereby, by another authoritative source) during the ten (10) consecutive trading days ending two trading days prior to the Closing Date; provided, however, that (A) if the Average Closing Price is greater than $35.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock occurring after the date hereof and prior to the Effective Time), for purposes of this Agreement, the Average Closing

Price shall be deemed to be equal to $35.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock occurring after the date hereof and prior to the Effective Time); and (B) if the Average Closing Price is less than $27.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock occurring after the date hereof and prior to the Effective Time), for purposes of this Agreement, the Average Closing Price shall be deemed to be equal to $27.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock occurring after the date hereof and prior to the Effective Time);
(ii) the word "Subsidiary" when used with respect to any Person means any corporation or other organization, whether incorporated or unincorporated, of which (A) at least fifty percent (50%) of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries; or (B) such Person or any other Subsidiary of such Person is a general partner, it being understood that representations and warranties of a Person concerning any former Subsidiary of such Person shall be deemed to relate only to the periods during which such former Subsidiary was a Subsidiary of such Person; (iii) the word "Person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof, or any affiliate (as that term is defined in the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act")) of any of the foregoing; (iv) the term "Preferred Stock" shall mean the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock together; and (v) the term "Preferred Payout" shall mean the Series A Preferred Payout, the Series B Preferred Payout, the Series C Preferred Payout, the Series D Preferred Payout and the Series E Preferred Payout together.

         1.5. Stock Options. All options to acquire Company Common Stock (individually, a "Company Option" and collectively, the "Company Options") outstanding at the Effective Time under the Company's 1992 Stock Option Plan and the Company's 1992 Director Stock Option Plan or otherwise (the "Company Stock Option Plans") shall remain outstanding following the Effective Time. At the Effective Time, such Company Options shall, by virtue of the Merger and without any further action on the part of the Company or the holder of such Company Options, be assumed by Watson in such manner that Watson (a) is a corporation (or a parent or a subsidiary corporation of such corporation) "assuming a stock option in a transaction to which Section 424(a) applied" within the meaning of
Section 424 of the Code; or (b) to the extent that Section 424 of the Code does not apply to any such Company Options, would be such a corporation (or a parent or a subsidiary corporation of such corporation) were Section 424 applicable to such option. Each Company Option assumed by Watson shall be exercisable upon the same terms and conditions as under the applicable Company Stock Option Plan and the applicable option agreement issued thereunder, except that (x) the unexercised portion of each such Company Option shall be exercisable for that whole number of shares of Watson Common Stock (rounded to the nearest whole share, with 0.5 rounded upward) equal to the number of shares of Company Common Stock subject to the unexercised portion of such Company Option multiplied by the Exchange Ratio; and (y) the option exercise price per share of

Watson Common Stock shall be an amount equal to the option exercise price per share of Company Common Stock subject to such Company Option in effect at the Effective Time divided by the Exchange Ratio (the option price per share, as so determined, being rounded to the nearest full cent, with $0.005 rounded upward). No payment shall be made for fractional interests. The term, exercisability, vesting schedule, status as an "incentive stock option" under Section 422 of the Code, if applicable, and all of the other terms of the Company Options shall otherwise remain unchanged. As soon as practicable after the Effective Time, Watson shall deliver to the holders of Company Options appropriate notices setting forth such holders' rights pursuant to such Company Options, as amended by this Section 1.5. Watson shall take all corporate actions necessary to reserve for issuance such number of shares of Watson Common Stock as will be necessary to satisfy exercises in full of all Company Options after the Effective Time. Within forty-five (45) days after the Effective Time, Watson shall register the shares of Watson Common Stock issuable upon exercise of such Company Options with the Securities and Exchange Commission on Form S-8.

         1.6. Exchange of Certificates Representing Company Common Stock and Preferred Stock.

         (a) American Stock Transfer & Trust Company shall act as exchange agent (the "Exchange Agent") in the Merger.

         (b) As of the Effective Time, Watson shall deposit or cause to be deposited with the Exchange Agent for exchange in accordance with this Article I, the shares of Watson Common Stock issuable pursuant to Section 1.4 in exchange for shares of Company Common Stock and Preferred Stock outstanding at the Effective Time, less such number of shares of Watson Common Stock as are to be deposited into the Escrow pursuant to the requirement of 1.4(b) and Article VII hereof.

         (c) On or promptly after the Effective Time (but not later than five
(5) business days after the Effective Time), Watson shall mail to each holder of record of shares of Company Common Stock and Preferred Stock (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to such shares of Company Common Stock or Preferred Stock shall pass, only upon delivery of the Certificates representing such shares to Watson; and (ii) instructions for use in effecting the surrender of such Certificates in exchange for certificates representing shares of Watson Common Stock and cash in lieu of fractional shares. Upon surrender of a Certificate representing shares of Company Common Stock or Preferred Stock for cancellation to Watson, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of the shares represented by such Certificate shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of Watson Common Stock; and (ii) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Section 1.6, after giving effect to any required withholding tax and less the number of shares of Watson Common Stock required to be deposited by such Stockholder into the Escrow pursuant to the terms of Section 1.4 hereof, and the shares represented by the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of shares of Company Common Stock and Preferred Stock. In the event of a transfer of

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ownership of Company Common Stock or Preferred Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Watson Common Stock, together with a check for the cash to be paid in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, may be issued to such a transferee if the Certificate representing such Company Common Stock or Preferred Stock is presented to Watson, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each Certificate that, at the Effective Time, represented shares of Company Common Stock or Preferred Stock will be deemed from and after the Effective Time, for all corporate purposes other than the payment of dividends (except to the extent provided in Section 1.6(d) below), to evidence the ownership of the number of full shares of Watson Common Stock into which such shares of Company Common Stock or Preferred Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.4.
         (d) As of the Effective Time, Watson shall deposit or cause to be deposited with the Escrow Agent a Certificate (issued in the name of the Escrow Agent or its nominee) representing the Watson Common Stock deposited in the Escrow ("Escrow Shares"), as described in Section 1.4(b), for the purpose of securing the indemnification obligations of the Stockholders set forth in this Agreement. The Escrow Shares shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof and shall be disbursed in accordance with the terms of the Escrow Agreement. The adoption of this Agreement and the approval of the Merger by the Stockholders shall constitute approval of the Escrow Agreement and of all of the arrangements relating thereto, including without limitation the placement of the Escrow Shares in escrow and the appointment of the Stockholder Agent (as defined herein). Any shares of Watson Common Stock or other equity securities issued or distributed by Watson (including shares issued upon a stock split) ("New Shares") in respect of Watson Common Stock in the Escrow which have not been released from the Escrow shall be added to the Escrow and become a part thereof. New Shares issued in respect of Watson Common Stock which have been released from the Escrow shall not be added to the Escrow, but shall be distributed to the holders thereof. When and if cash dividends on Watson Common Stock in the Escrow shall be declared and paid, they shall not be added to the Escrow, but shall be paid to those on whose behalf such Watson Common Stock is held who, at the Effective Time, held Company Common Stock or Preferred Stock. Each Stockholder shall have voting rights with respect to the shares of Watson Common Stock contributed to the Escrow on behalf of such Stockholder (and on any voting securities added to the Escrow in respect of such shares of Watson Common Stock) so long as such shares of Watson Common Stock or other voting securities are held in the Escrow. As the record holder of such shares, the Escrow Agent shall vote such shares in accordance with the instructions of the Stockholders having the beneficial interest therein and shall promptly deliver copies of all proxy solicitation materials to such Stockholders. Watson shall show the Watson Common Stock contributed to the Escrow Fund as issued and outstanding on its balance sheet.
         (e) Notwithstanding anything to the contrary contained herein, no dividends or other distributions declared after the Effective Time on Watson Common Stock shall be paid with respect to any shares of Company Common Stock and/or Preferred Stock represented by a Certificate until such Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable

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
laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Watson Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Watson Common Stock and not paid, less the amount of any withholding taxes which may be required thereon; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Watson Common Stock, less the amount of any withholding taxes which may be required thereon.

         (f) At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock or Preferred Stock which were outstanding at the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the consideration set forth in this Article I deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 1.6. Certificates surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act shall not be exchanged until Watson has received an Affiliate Letter (as defined herein) from such person as provided in
Section 5.9.

         (g) No fractional shares of Watson Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share of Watson Common Stock pursuant to Section 1.4, cash adjustments will be paid to holders in respect of any fractional share of Watson Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to such fractional proportion of the Average Closing Price of a share of Watson Common Stock.

         (h) All former stockholders of the Company shall look only to Watson for payment of shares of Watson Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on the Watson Common Stock deliverable in respect of each share of Company Common Stock or Preferred Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

         (i) None of Watson, Watson Sub, the Company, the Surviving Corporation or any other person shall be liable to any former holder of shares of Company Common Stock or Preferred Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

         (j) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, Watson will issue in exchange for such lost, stolen or destroyed Certificate, shares of Watson Common Stock and cash in lieu of fractional shares, and unpaid dividends and distributions on shares of Watson Common Stock as provided in this Section

1.6, deliverable in respect thereof pursuant to this Agreement.

         1.7. Adjustment of Exchange Ratio. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Watson Common Stock, Company Common Stock or Preferred Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the Exchange Ratio and the Preferred Payouts shall be appropriately adjusted.

         1.8. Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, in the event appraisal rights are available to the Stockholders pursuant to applicable law, any shares of Company Common Stock or Preferred Stock held by a person who objects to the Merger and who complies with all of the provisions of applicable law concerning the rights of such person to dissent from the Merger and to require appraisal of such person's shares of Company Common Stock or Preferred Stock, as the case may be (the "Company Dissenting Shares"), shall not be converted into the right to receive shares of Watson Common Stock pursuant to Section 1.4 of this Agreement but shall become the right to receive such consideration as may be determined to be due to the holder of such Company Dissenting Shares pursuant to applicable law; provided however, that the Company Dissenting Shares held by a person at the Effective Time who shall, after the Effective Time, withdraw the demand for appraisal or lose the right to appraisal, in either case pursuant to applicable law, shall be deemed to have converted, as of the Effective Time, his or her shares of Company Common Stock or Preferred Stock, as the case may be, into shares of Watson Common Stock pursuant to Section 1.4 of this Agreement.

         1.9. Tax Consequences and Accounting Treatment. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code and that the transaction be accounted for as a pooling of interests.

         1.10. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Watson Sub, the officers and directors of the Company and Watson Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.

                                   ARTICLE II

                           CERTAIN MATTERS RELATING TO
                            THE SURVIVING CORPORATION

         2.1. Certificate of Incorporation of the Surviving Corporation. The certificate of incorporation of Watson Sub in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with its terms and pursuant to applicable

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
law; provided however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Oclassen Pharmaceuticals, Inc.".

         2.2. By-Laws of the Surviving Corporation. The By-Laws of Watson Sub in effect at the Effective Time shall be the By-Laws of the Surviving Corporation until amended in accordance with the terms of such By-Laws and pursuant to applicable law and the Certificate of Incorporation of the Surviving Corporation.

         2.3. Directors of the Surviving Corporation. The directors of the Surviving Corporation immediately after the Effective Time shall consist of the persons listed on Exhibit C attached hereto, to hold office until their successors are duly appointed or elected in accordance with applicable law.

         2.4. Officers of the Surviving Corporation. The officers of the Surviving Corporation immediately after the Effective Time shall consist of the persons listed on Exhibit D attached hereto who shall hold the offices listed opposite their respective names until their successors are duly appointed or elected in accordance with applicable law.

                                   ARTICLE III

             REPRESENTATIONS AND WARRANTIES OF WATSON AND WATSON SUB

         Watson and Watson Sub represent and warrant to the Company that the statements contained in this Article III are true and correct, except as set forth in the disclosure statement delivered by Watson and Watson Sub to the Company concurrently herewith and identified as the"Watson Disclosure Statement." All exceptions noted in the Watson Disclosure Statement shall be numbered to correspond to the applicable sections to which such exception refers.

         3.1 Existence, Good Standing, Corporate Authority. Each of Watson and Watson Sub (i) is a corporation duly incorporated, validly existing and in good standing under the laws of its respective jurisdiction of incorporation; (ii) has all requisite power and authority to own or lease, and operate its properties and assets, and to carry on its business as now conducted and as currently proposed to be conducted, except where the failure to have such power and authority would not have a Watson Material Adverse Effect (as defined herein); (iii) is duly qualified or licensed to do business and is in good standing in all jurisdictions in which it owns or leases property or in which the conduct of its business requires it to so quality or be licensed, except where the failure to so qualify would not have a Watson Material Adverse Effect; and (iv) has obtained all licenses, permits, franchises and other governmental authorizations necessary to the ownership or operation of its properties or the conduct of its business, except where the failure to have obtained such licenses, permits, franchises or authorizations would not have a Watson Material Adverse Effect. The copies of Watson's and Watson Sub's Articles or Certificate of Incorporation and By-Laws previously delivered to the Company are true and correct. For purposes of this Agreement, a "Material Adverse Effect" when used with respect to any entity means (a) a material adverse effect on the business, results of operations, financial condition or prospects of such entity and its subsidiaries, if any, taken as a whole,

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
or (b) a material impairment in the ability of such entity or its subsidiaries to perform any of their obligations under this Agreement or to consummate the Merger.

         3.2 Authorization of Agreement and Other Documents. The execution and delivery of this Agreement and the other documents executed in connection herewith to which Watson or Watson Sub is a party (collectively, the "Watson Ancillary Documents"), have been duly authorized by the Board of Directors of Watson and Watson Sub and no other proceedings on the part of Watson or Watson Sub or their stockholders are necessary to authorize the execution, delivery or performance of this Agreement or any Watson Ancillary Document; except the approval of the Merger by the sole stockholder of Watson Sub. This Agreement is, and, as of the Closing Date, each of the Watson Ancillary Documents will be, a valid and binding obligation of Watson and/or Watson Sub, as the case may be, enforceable against Watson and/or Watson Sub, as the case may be, in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency; reorganization, moratorium, fraudulent conveyance or other similar laws affecting enforcement of creditors' rights generally, and by general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

         3.3 No Violation. Neither the execution and delivery by Watson and Watson Sub of this Agreement or the Watson Ancillary Agreements, nor the consummation by Watson and Watson Sub of the transactions contemplated hereby and thereby in accordance with their respective terms, will (a) conflict with or result in a breach of any provisions of the Articles or Certificate of Incorporation or By-Laws of Watson or Watson Sub; (b) result in a breach or violation of, a default under, or the triggering of any payment or other material obligations pursuant to, or accelerate vesting under, any of the Watson stock option plans, or any grant or award made under any of the foregoing; (c) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination, or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other material obligations pursuant to, result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties of Watson or Watson Sub under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which Watson or Watson Sub is a party, or by which Watson or Watson Sub or any of their respective properties is bound or affected, except for any of the foregoing matters which would not have a Watson Material Adverse Effect; (d) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgement, injunction, order or decree binding upon or applicable to Watson or Watson Sub, except for any of the foregoing matters which would not have a Watson Material Adverse Effect; or (e) other than the filings provided for in Sections 1.3 and 5.7, filings under applicable federal, state and local laws and regulations, filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Exchange Act, the Securities Act, or applicable state securities and "Blue Sky" laws or filings in connection with the maintenance of qualification to do business in other jurisdictions (collectively, the "Regulatory Filings"), require any material consent, approval or authorization of, or declaration of, or registration with, any domestic governmental or regulatory authority, the failure to obtain or make which would have a Watson

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
Material Adverse Effect.

         3.4 SEC Documents. Watson has delivered to the Company each registration statement, report, proxy statement or information statement (as defined in Regulation 14C under the Exchange Act) prepared by it since January 1, 1994, which reports constitute all of the documents required to be filed by Watson with the Securities and Exchange Commission ("SEC") since such date, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "Watson Reports"). As of their respective dates, the Watson Reports or (a) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder; and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Watson has timely filed with the SEC all reports required to be filed under Section 13, 14 and 15(d) of the Exchange Act since January 1, 1994. Each of the consolidated balance sheets of Watson included in or incorporated by reference into the Watson Reports (including the related notes and schedules) fairly present in all material respects the consolidated financial position of Watson and the Watson Subsidiaries as of its date, and each of the consolidated statements of income, retained earnings and cash flows of Watson included in or incorporated by reference into the Watson Reports (including any related notes and schedules) fairly present in all material respects the results of operations, retained earnings or cash flows, as the case may be, of Watson and the Watson Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect). The financial statements of Watson, including the notes thereto, included in or incorporated by reference into the SEC Documents comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto), Since January 1, 1994, there has been no material change in Watson's accounting methods or principles except as described in the notes to such Watson financial statements.

         3.5 No Brokers. Watson has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company or Watson, Watson Sub or their Subsidiaries to pay any finder's fee, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Watson has retained Furman Selz LLC as its financial advisor, the arrangements with which have been disclosed in writing to the Company prior to the date hereof.

         3.6 Opinion of Financial Advisor. Watson has received the opinion of Furman Selz LLC, to the effect that, as of the date hereof, the consideration to be paid by Watson pursuant to the Merger is fair to Watson from a financial point of view.

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
         3.7 Watson Common Stock. The issuance and delivery by Watson of shares of Watson Common Stock in connection with the Merger and this Agreement have been duly and validly authorized by all necessary corporate action on the part of Watson. The shares of Watson Common Stock to be issued in connection with the Merger and this Agreement, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

         3.8 Capitalization

                  (a) The total authorized capital stock of Watson consists of
(i) 500,000,000 shares of Watson Common Stock, 36,778,718 shares of which are issued and outstanding as of September 1, 1996 and (ii) 2,500,000 shares of Preferred Stock, none of which are issued and outstanding as of the date of this Agreement. The authorized capital stock of Watson Sub consists of 1,000 shares of Common Stock, $0.01 par value per share, 100 shares of which, as of the date hereof, are issued and outstanding and are held by Watson. There are no shares of capital stock of Watson or Watson Sub of any other class authorized, issued or outstanding. Except as set forth in the Watson Disclosure Statement, Watson has not issued any shares of Watson Common Stock or Preferred Stock since September 1, 1996.

                  (b) Except as set forth in the Watson Disclosure Statement, each share of outstanding Watson Common Stock is to the knowledge of Watson, free and clear of all material options, proxies, voting trusts, voting agreements, judgements, pledges, charges, escrows, rights of first refusal or first offer. For purposes of this Agreement, the terms "knowledge" or "known to" when used with respect to any entity means the actual knowledge of the Chairman of the Board of Directors, President, Chief Executive Officer or any Vice President of such entity.

                  (c) Except as set forth in the Watson Disclosure Statement, there are currently no outstanding, and as of the Closing; there will be no outstanding (i) securities convertible into or exchangeable for any capital stock of Watson or any of its Subsidiaries, (ii) options, warrants or other rights to purchase or subscribe to capital stock of Watson or any of its Subsidiaries or securities convertible into or exchangeable for capital stock of Watson or any of its Subsidiaries, or (iii) contracts, commitments, agreements, understandings, arrangements, calls or claims of any kind relating to the issuance of any capital stock of Watson or any of its Subsidiaries.

         3.9 Material Adverse Change. Since June 30, 1996 to the date of this Agreement, Watson, Watson Sub and their Subsidiaries, taken as a whole, have not suffered any change in their businesses, operations, assets, liabilities, financial condition or prospects which would have a Watson Material Adverse Effect; provided, that a Watson Material Adverse Effect will not be deemed to have occurred solely as a result of fluctuations in the value of Watson Common Stock due to or arising from any public disclosures by Watson (including its 50% subsidiary, Somerset Pharmaceuticals, Inc.), including, without limitation, disclosures relating to Watson's entering into any other transactions (including, without limitation, transactions relating to the acquisition of assets, stock or merger transactions).

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
         3.10 Litigation. There is no litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission or other administrative authority, pending or, to Watson's knowledge, threatened against Watson, any of its Subsidiaries or any of Watson's or its Subsidiaries' respective officers, directors or affiliates, with respect to or affecting Watson's or any of its Subsidiaries' operations, business, products, sales practices or financial condition, or related to the consummation of the transactions contemplated hereby, or by the Watson Ancillary Documents or the Ancillary Documents which, in each case, if conducted with results unfavorable to Watson or any of its Subsidiaries, would have a Watson Material Adverse Effect. There are no facts known to Watson which, if known by a potential claimant or governmental authority, would give rise to a claim or proceeding which, if asserted or conducted with results unfavorable to Watson or any of its Subsidiaries, would have a Watson Material Adverse Effect.

         3.11 Hearing Notice and Proxy Statement, At the time the notice (the "Hearing Notice" of the hearing to be held by the California Commissioner of Corporations to consider the terms, conditions and fairness of the transactions contemplated hereby (the "Hearing") pursuant to Section 25142 of the Corporate Securities Law of 1968 of the State of California (the "California Law") shall be mailed to the Stockholders, and at the time the information statement to be delivered to the Stockholders in connection with the solicitation of written consents or the stockholder meeting of the Company to vote on the Merger and the other transactions contemplated hereby (the "Proxy Statement") shall be delivered to the Stockholders, and at all times subsequent to such dates up to and including the date of the stockholder meeting and the Effective Time, such Hearing Notice, with respect to all information (other than information with respect to the Company furnished to Watson by the Company for inclusion therein, as to which no representation or warranty is hereby made) set forth therein, and such Proxy Statement, with respect to information (including all financial data) set forth therein with respect to Watson or Watson Sub furnished to the Company by Watson or Watson Sub for inclusion therein, respectively, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements or information contained therein, in the light of the circumstances under which such statements are made, not misleading.

         3.12 Securities Act Exemption. The Watson Common Stock to be issued pursuant to this Agreement and the Certificate of Merger will be exempt from the registration requirements of the Securities Act by virtue of Section 3 (a)(10) thereunder.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to Watson and Watson Sub that the statements contained in this Article IV are true and correct, except as set forth in the disclosure statement delivered by the Company to Watson and Watson Sub concurrently herewith and identified as the "Disclosure Statement." All exceptions noted in the Disclosure Statement shall be numbered to correspond to the applicable sections to which such exception refers.

         4.1. Organization, Standing and Qualification.

         The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) has all requisite power and authority to own or lease, and operate its properties and assets, and to carry on its business as now conducted and as currently proposed to be conducted except where the failure to have such power and authority would not have a Company Material Adverse Effect; (iii) is duly qualified or licensed to do business and is in good standing in all jurisdictions in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed except where the failure to so qualify would not have a Company Material Adverse Effect; and (iv) has obtained all licenses, permits, franchises and other governmental authorizations necessary to the ownership or operation of its properties or the conduct of its business except where the failure to have obtained such licenses, permits, franchises or authorizations would not have a Company Material Adverse Effect.

         4.2. Capitalization.

         (a) The total authorized capital stock of the Company consists of (i) 30,000,000 shares of common stock, par value $0.001 per share, 1,814,879 shares of which are issued and outstanding as of the date of this Agreement; (ii) 1,000,000 shares of Series A Preferred Stock, par value $0.001 per share, 500,000 shares of which are issued and outstanding as of the date of this Agreement; (iii) 2,889,403 shares of Series B Preferred Stock, par value $0.001 per share, 1,418,184 shares of which are issued and outstanding as of the date of this Agreement; (iv) 3,024,748 shares of Series C Preferred Stock, par value $0.001 per share, 1,442,906 shares of which are issued and outstanding as of the date of this Agreement; (v) 7,000,000 shares of Series D Preferred Stock, par value $0.001 per share, 3,105,888 shares of which are issued and outstanding as of the date of this Agreement; (vi) 625,000 shares of Series E Preferred Stock, par value $0.001 per share, 625,000 shares of which are issued and outstanding as of the date of this Agreement; and (iii) 1,000,000 shares of preferred stock, none of which are issued and outstanding as of the date of this Agreement. There are no shares of capital stock of the Company of any other class authorized, issued or outstanding. As of the date of this Agreement, the Common Stock and Preferred Stock of the Company are owned of record by the Stockholders in the amounts set forth on the attached Exhibit A. Each outstanding share of Preferred Stock is convertible into one share of Company Common Stock.

         (b) Except as set forth in the Disclosure Statement, each share of the outstanding Company Common Stock and Preferred Stock is (i) duly authorized and validly issued; (ii) fully paid and nonassessable and free of preemptive and similar rights; and (iii) to the knowledge of the Company, free and clear of all Claims and restrictions on voting and transfer other than restrictions on transfer imposed by Federal and state securities laws.

         (c) Except as set forth in the Disclosure Statement, there are currently no outstanding, and, except as set forth in the Disclosure Statement, as permitted pursuant to Section 5.2, as contemplated by Section 6.3(j) or the exercise or cancellation of outstanding options in accordance with their terms, as of the Closing, there will be no outstanding (i) securities convertible into or exchangeable for any capital stock of the Company, (ii) options, warrants or other rights to purchase or subscribe to capital stock of the Company or securities convertible into or exchangeable for capital stock of the Company, or (iii) contracts, commitments, agreements, understandings, arrangements, calls or claims of any kind to which the Company is a party or is bound relating to the issuance of any capital stock of the Company. The Disclosure Statement identifies, as of the date hereof, the option holder, the number of shares subject to each option, the exercise price, the vesting schedule and the expiration date of each outstanding option or warrant to purchase capital stock of the Company.

         4.3. Ownership Interests. The Company has no Subsidiaries and does not own any direct or indirect interest in any corporation, joint venture, limited liability company, partnership, association or other entity. Since January 1, 1990, the Company has not (i) disposed of the capital stock (other than Company Common Stock and Preferred Stock) or all or substantially all of the assets of any ongoing business, or (ii) purchased the business and/or all or substantially all of the assets of another person, firm or corporation (whether by purchase of stock, assets, merger or otherwise).

         4.4. Constituent Documents. True and complete copies of the Certificate of Incorporation and all amendments thereto, the By-Laws as amended and currently in force, all stock records, and all corporate minute books and records of the Company have been furnished or made available by the Company to Watson for inspection. Said stock records accurately reflect all stock transactions and the current stock ownership of the Company. The corporate minute books and records of the Company contain true and complete copies of all resolutions adopted by the stockholders or the board of directors of the Company and any other action formally taken by them respectively as such.

         4.5. Authorization of Agreement and Other Documents. The execution and delivery of this Agreement and the other documents executed in connection herewith to which the Company is a party (collectively, the "Ancillary Documents"), have been duly authorized by the Board of Directors of the Company and no other proceedings on the part of the Company or its Stockholders are necessary to authorize the execution, delivery or performance of this Agreement or any Ancillary Document, except the approval of the Merger by the Stockholders. This Agreement is, and, as of the Closing Date, each of the Ancillary Documents will be, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting enforcement of creditors' rights generally, and by general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

         4.6. No Violation. Neither the execution and delivery of this Agreement nor the Ancillary Documents by the Company nor the consummation by the Company of the transactions contemplated hereby and thereby in accordance with their respective terms, will (a) conflict with or result in a breach of any provisions of the Certificate of Incorporation or By-Laws of the Company; (b) result in a breach or violation of, a default under, or the triggering of any payment or other material obligations pursuant to, or accelerate vesting under, any of the Company Stock Option Plans, or any grant or award made under any of the foregoing; (c) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination, or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other material obligations pursuant to, result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties of the Company under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which the Company is a party, or by which the Company or any of its properties is bound or affected, except for any of the foregoing matters which would not have a Company Material Adverse Effect; (d) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgement, injunction, order or decree binding upon or applicable to the Company, except for any of the foregoing matters which would not have a Company Material Adverse Effect; or (e) other than the Regulatory Filings, require any material consent, approval or authorization of, or declaration of, or registration with, any domestic governmental or regulatory authority, the failure to obtain or make which would have a Company Material Adverse Effect.

         4.7. Compliance with Laws--General.

         (a) The Company holds all permits, licenses, variances, exemptions, orders and approvals of any court, arbitral, tribunal, administrative agency or commissioner or other governmental or other regulatory authority or agency ("Governmental Entities") necessary for the lawful conduct of its business (the "Permits"), except where the failure to hold such permits would not have a Company Material Adverse Effect.

         (b) The Company is in substantial compliance with the material terms of its Permits.

         (c) The Company is in substantial compliance with all laws, ordinances or regulations of all Governmental Entities (including, but not limited to, those related to occupational health and safety, controlled substances or employment and employment practices) that are applicable to the Company or affect or relate to this Agreement or the transactions contemplated hereby ,except for any noncompliance that would not have a Company Material Adverse Effect.

         (d) As of the date of this Agreement, and as of the Closing, no investigation, review, inquiry or proceeding by any Governmental Entity with respect to the Company is to the knowledge of the Company, pending or threatened.

         (e) The Company currently is not subject to any agreement, contract or decree with any Governmental Entities arising out of any current or previously existing violations of any laws, ordinances or regulations applicable to the Company.

         4.8. Compliance with Laws--FDA.

         (a) As to each drug of the Company for which an application has been approved by the Food and Drug Administration (the "FDA"), which drug is described in the Disclosure Statement, the applicant and all persons performing operations covered by the application are in substantial compliance with 21 U.S.C. Sections 355 or 357, 21 C.F.R. Parts 314 or 430 et. seq., respectively, and all terms and conditions of the application.

         (b) As to each biologic product of the Company for which an establishment license application ("ELA") and/or product license application ("PLA") has been filed, which products are described in the Disclosure Statement, the applicant and all persons performing operations covered by the application are in substantial compliance with 42 U.S.C. Section 262, 21 C.F.R.
Part 601 et. seq., and all terms and conditions of the ELA and/or PLA.

         (c) The Company is in substantial compliance with all applicable registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207.

         (d) All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company have been and are being conducted in substantial compliance with the good manufacturing practice regulations set forth in 21 C.F.R. Parts 210 and 211.

         (e) Neither the Company, nor, to the knowledge of the Company, its officers, employees, or agents have made an untrue statement of material fact or fraudulent statement to the FDA, failed to disclose a material fact required to be disclosed to the FDA, or committed an act, made a statement, or failed to make a statement that could reasonably be expected to provide a basis for the FDA to invoke its policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities," set forth in 56 Fed. Reg 46191 (September 10,
1991).

         (f) The Company has made available to Watson copies of any and all reports of inspection observations, establishment inspection reports, warning letters and any other documents received from or issued by the FDA within the last three years that indicate or suggest lack of compliance with the FDA regulatory requirements by the Company, or persons covered by product applications or otherwise performing services for the benefit of the Company.

         (g) The Company has not received any written notice that the FDA has commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any product of the Company or commenced or threatened to initiate, any action to enjoin production at any facility owned or used by the Company or any other facility at which any of the Company's products are manufactured, processed, packaged, labeled, stored, distributed, tested or otherwise handled (the "Manufacturing Locations").

         (h) As to each article of drug or consumer product currently manufactured and/or distributed by the Company, which products are described in the Disclosure Statement, such article is not adulterated or misbranded within the meaning of the FDCA, 21 U.S.C. Sections 301c et. seq.

         (i) As to each drug referred to in (a), the Company, and its officers, employees, agents and affiliates have included or caused to be included in the application for such drug, where required, the certification described in 21 U.S.C. Section 335a(k)(l) and the list described in 21 U.S.C. Section 335a(k)(2), and such certification and such list was in each case true and accurate when made and remained true and accurate thereafter.

         (j) Neither the Company, nor, to the knowledge of the Company, its officers, employees, agents or affiliates, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. Section 335a(a) or authorized by 21 U.S.C. Section 335a(b).

         (k) As to each application submitted to, but not approved by, the FDA, and not withdrawn by the Company, or applicants acting on its behalf as of the date of this Agreement, the Company has complied in all material respects with the requirements of 21 U.S.C. Sections 355 and 357 and 21 C.F.R. Parts 312,
314 and 430 et. seq. and has provided, or will provide, all additional information and taken, or will take, all additional action requested by the FDA in connection with the application.

         4.9. Books and Records. The Company's books, accounts and records are, and have been, in all material respects, maintained in the Company's usual, regular and ordinary manner, in accordance with GAAP, and all material transactions to which the Company is or has been a party are properly reflected therein.

         4.10. Financial Statements. (a) The Disclosure Statement contains complete and accurate copies of the audited balance sheets, statements of income and stockholders' equity, statements of cash flows and notes to financial statements (together with any supplementary information thereto) of the Company as of and for the years ended December 31, 1995, 1994 and 1993. The financial statements described in the preceding sentence are hereinafter referred to as the "Financial Statements." The Disclosure Schedule also contains complete and accurate copies of the unaudited balance sheet, unaudited statement of income and unaudited statement of cash flows of the Company as of and for the six-month period ended June 30, 1996. The financial statements described in the preceding sentence are referred to herein as the "Interim Financial Statements". The Financial Statements and the Interim Financial Statements present accurately and completely the financial position of the Company as of the dates thereof (subject, in the case of the Interim Financial Statements, to normal year-end audit adjustments) and the results of operations and cash flows of the Company for the periods covered by said statements, in accordance with GAAP, except that the Interim Financial Statements do not include footnotes. The Company has provided to Watson or its counsel complete and correct copies of all attorneys' responses to audit inquiry letters and all management letters from the Company's independent certified public accountants for the last five (5) fiscal years of the Company.

         4.11. Accounts Receivables. To the knowledge of the Company, none of the trade receivables and notes receivable which are reflected on the Financial Statements, the Interim Financial Statements or which arose subsequent to the date of the Interim Financial Statements, is or was subject to any counterclaim or set off. All of such trade receivables arose out of bona fide, arms-length transactions for the sale of goods or performance of services, and all such trade receivables and notes receivable are good and collectible (or have been collected) in the ordinary course of business using normal collection practices at the aggregate recorded amounts thereof, less the amount of applicable reserves for doubtful accounts and for allowances and discounts. All such reserves, allowances and discounts, were and are adequate and materially consistent in extent with reserves, allowances and discounts previously maintained by the Company in the ordinary course of its business. Since June 30, 1996, there has not been a material change in the aggregate amount of the Company's aggregate trade receivables or a material adverse change in the aging thereof. The Company does not have, to a material extent, any outstanding sales on consignment, sales on approval, sales on return or guaranteed sales.

         4.12. Inventory. All inventory of the Company which is held for sale or resale, including raw materials, work in process and finished goods (collectively, "Inventory"), consists of items of a quantity and quality historically useable and/or saleable in the normal course of business, except for items of obsolete and slow-moving material and materials which are below standard quality, all of which have been written down to estimated net realizable value on an item by item basis. None of such write-downs have had a Company Material Adverse Effect since June 30, 1996. With the exception of items of below standard quality which have been written down to their estimated net realizable value, the Inventory is free from defects in materials and/or workmanship. All Inventory reflected in the Financial Statements or the Interim Financial Statements is valued at the lower of cost or market with cost determined by the first in first out accounting method. Since June 30, 1996, there has not been a material change in the level of the Inventory. All Inventory is, and, to the knowledge of the Company, all tools, dies, jigs, patterns, molds, equipment, supplies and other materials used in the production of Inventory are, located at the Real Estate, the Leased Premises or the Manufacturing Locations.

         4.13. Bank Accounts. The Disclosure Statement contains a list showing:
(a) the name of each bank, safe deposit company or other financial institution in which the Company has an account, lock box or safe deposit box; (b) the names of all persons authorized to draw thereon or to have access thereto and the names of all persons and entities, if any, holding powers of attorney from the Company; and (c) all instruments or agreements to which the Company is a party as an endorser, surety or guarantor, other than checks or other instruments endorsed for collection or deposit.

         4.14. Intellectual Property.

         (a) The Disclosure Statement identifies all of the following which are used in the Company's business and in which the Company claims any ownership rights: (i) all registered trademarks, service marks, slogans, trade names, trade dress and the like (collectively with the associated goodwill of each, "Trademarks"), together with information regarding all registrations and pending applications to register any such rights; (ii) all common law Trademarks; (iii) all patents on and pending applications to patent any technology or design; (iv) all registrations of and applications to register copyrights; and (v) all licenses or rights in computer software, Trademarks, patents, copyrights, unpatented formulations, manufacturing methods and other know-how, whether to or by the Company, other than licenses to commercially available computer software and other know-how entered into by the Company in the ordinary course of business. The rights required to be so identified, together with all proprietary formulation, manufacturing methods, know-how and trade secrets that are material to the Company's business, are referred to herein collectively as the "Intellectual Property".

         (b)(i) The Company is the owner of or duly licensed to use each Trademark and its associated goodwill; (ii) each Trademark registration exists and has been maintained in good standing; (iii) each patent and application included in the Intellectual Property exists, is owned by or licensed to the Company and, to the Company's knowledge, has been maintained in good standing;
(iv) each copyright registration exists and is owned by the Company; (v) to the Company's knowledge, no other firm, corporation, association or person claims the right to use in connection with similar or closely related goods and in the same geographic area, any mark which is identical or confusingly similar to any of the Trademarks; (vi) the Company has no knowledge of any claim that any third party asserts ownership rights in any of the Intellectual Property; (vii) the Company has no knowledge of any claim or knowledge of any facts that would give the Company any reason to believe that the Company's use of any Intellectual Property infringes any right of any third party; (viii) the Company has no knowledge and there are no facts known to the Company that would give the Company any reason to believe that any third party is infringing on any of the Company's rights in any of the Intellectual Property; (ix) the Company has no knowledge and there are no facts known to the Company that would give the Company any reason to believe that any of its actions has infringed or is infringing on any third party's Intellectual Property rights; (x) there is no government restriction or any limitation, domestic or foreign, on the manner in which any of the Intellectual Property may be used or licensed; and (xi) neither the Company nor, to the Company's knowledge, any of its shareholders, officers, directors or employees or former employees has disclosed any confidential information of the Company except in the ordinary course of business of the Company or with the authority of the Company.

         4.15. Title to Properties. Attached to the Disclosure Statement is a list and description of each item of real or tangible personal property owned by the Company which has a net book value in excess of $50,000. The Company (i) has good, marketable, legal and valid title to such property free and clear of all liens, claims, encumbrances or security interests (collectively, "Liens"), except for (A) Liens set forth on the Disclosure Statement and (B) (x) mechanic's, materialmen's, and similar liens, (y) liens arising under worker's compensation, unemployment insurance, social security, retirement, and similar legislation and (z) liens on goods in transit incurred pursuant to documentary letters of credit; and (ii) enjoys peaceful and undisturbed possession under all leases to which it is a party as lessee. All of the leases to which the Company is a party (other than leases for Leased Premises, as defined herein) are legal, valid and binding obligations of the Company and in full force and effect, and no default by the Company, or, to the knowledge of the Company, any other party thereto has occurred or is continuing thereunder. No property or asset used by the Company in connection with the operation of its business is held under any lease or under any conditional sale or other title retention agreement. Except for such assets and facilities as are immaterial to the business of the Company, all tangible assets and facilities of the Company are in good operating condition and repair (ordinary wear and tear excepted) and, in the aggregate, are sufficient to conduct the business of the Company as previously conducted prior to the date hereof.

         4.16. Real Estate.

         (a) The Company does not own any real estate, or have the option to acquire any real estate, other than the premises identified in the Disclosure Statement (the "Real Estate"). The Disclosure

Statement accurately sets forth the street addresses and legal descriptions of the Real Estate. The Company holds fee simple title to the Real Estate, subject only to real estate taxes not delinquent and to covenants, conditions, restrictions and easements of record which are set forth in the Disclosure Statement, none of which makes title to the Real Estate unmarketable and none of which are violated by the Company or interfere with the Company's use thereof. The Real Estate is not subject to any leases or tenancies. None of the improvements comprising the Real Estate or the businesses conducted or proposed to be conducted by the Company thereon, are in violation of any material use or occupancy restriction, limitation, condition or covenant of record or any zoning or building law, code, ordinance or public utility easement or any other applicable law. No material expenditures are required to be made for the repair or maintenance of any improvements on the Real Estate or for the Real Estate to be used for its intended purpose.

         (b) The Company does not lease any real estate other than the premises identified in the Disclosure Statement as being so leased (the "Leased Premises"). The Leased Premises are leased to the Company, pursuant to written leases, true, correct and complete copies of which have been provided to Watson or its counsel. None of the improvements comprising the Leased Premises, or the businesses conducted or proposed to be conducted by the Company thereon, are in violation of any building line or use or occupancy restriction, limitation, condition or covenant of record or any zoning or building law, code or ordinance, public utility or other easements or other applicable law, except for violations which do not have a Company Material Adverse Effect or materially interfere with the conduct of the business of the Company. No material expenditures are required to be made for the repair or maintenance of any improvements on the Leased Premises or for the Leased Premises to be used for its intended purpose. The Company is not in default under any agreement relating to the Leased Premises nor, to the knowledge of the Company, is any other party thereto in default thereunder. All options in favor of the Company to purchase any of the Leased Premises, if any, are in full force and effect.

         (c) The Real Estate, the Leased Premises, each facility located on the Real Estate and the Leased Premises and, to the Company's knowledge, each of the Manufacturing Facilities are currently served by gas, electricity, water, sewage and waste disposal and other utilities adequate to operate such Real Estate, Leased Premises, Manufacturing Facility and/or facility at its current rate of production, and none of the utility companies serving any such Real Estate, Leased Premises, any facility and, to the Company's knowledge, each of the Manufacturing Facilities has threatened the Company with any reduction in service.

         (d) There are no challenges or appeals pending regarding the amount of the taxes on, or the assessed valuation of, the Real Estate or the Leased Premises, and no special arrangements or agreements exist with any governmental authority with respect thereto (the representations and warranties contained in this Section 4.16(d) shall not be deemed to be breached by any prospective general increase in real estate tax rates).

         (e) There are no condemnation proceedings pending or, to the Company's knowledge, threatened with respect to any portion of the Real Estate or the Leased Premises.

         (f) There is no tax assessment (in addition to the normal, annual general real estate tax assessment) pending or, to the Company's knowledge, threatened with respect to any portion of the Real Estate or, to the extent the Company is liable for payment therefor, the Leased Premises.

         (g) The buildings and other facilities located on the Real Estate and the Leased Premises are free of any material latent structural or engineering defects known to the Company or any material patent structural or engineering defects.

         4.17. Contracts.

         (a) The Company is not a party to, or bound by, or the issuer or beneficiary of, any undischarged written or oral: (i) agreement or arrangement obligating the Company to pay or receive, or pursuant to which the Company has previously paid or received, an amount in excess of $75,000; (ii) employment or consulting agreement or arrangement; (iii) collective bargaining agreement; (iv) plan or contract or arrangement providing for bonuses, options, deferred compensation, retirement payments, profit sharing, medical and dental benefits or the like covering employees of the Company, other than Plans, Welfare Plans and Employee Benefit Plans (in each case as defined herein) described in the Disclosure Statement; (v) agreement restricting in any manner the Company's right to compete with any other person or entity, the Company's right to sell to or purchase from any other person or entity, the right of any other party to compete with the Company, or the ability of such person or entity to employ any of the Company's employees; (vi) agreement between the Company and any of its affiliates or other Related Parties (as herein defined); (vii) guaranty, performance, bid or completion bond, or surety or indemnification agreement;
(viii) requirements contract; (ix) loan or credit agreement, pledge agreement, note, security agreement, mortgage, debenture, indenture, factoring agreement or letter of credit; (x) agreement for the treatment or disposal of Materials of Environmental Concern (as defined herein); (xi) power of attorney; (xii) partnership or joint venture agreement; or (xiii) any other agreement not entered into in the ordinary course of business. The Company is not currently negotiating (and has not entered into preliminary discussions with respect to) any transaction involving an aggregate payment by the Company and/or receipts to the Company in excess of $250,000.

         (b) All agreements, leases, subleases and other instruments referred to in this Section 4.17, are in full force and binding upon the Company, and, to the knowledge of the Company, the other parties thereto. The Company is not and, to the Company's knowledge, none of the other parties thereto are in default of a material provision under any such agreement, lease, sublease or other instrument. No event, occurrence or condition exists which, with the lapse of time, the giving of notice, or both, or the happening of any further event or condition, would become a default of a material provision under any such agreement, lease, sublease or other instrument by the Company, or, to the knowledge of the Company, the other contracting party. The Company has not released or waived any material right under any such agreement, lease, sublease or other instrument.

         (c) Immediately after the Closing, except as contemplated by this Agreement, the Company will not be bound by the terms of any stock option agreement, registration rights agreement, stockholders agreement, management agreement, consulting agreement or any other agreement relating to the equity or management of the Company.

         (d) The Company is not a party to, or bound by, any unexpired, undischarged or unsatisfied written or oral contract, agreement, indenture, mortgage, debenture, note or other instrument under the terms of which performance by the Company according to the terms of this Agreement will be a default of a material provision under or an event of acceleration, or grounds for termination, or whereby timely performance by the Company of this Agreement may be prohibited, prevented or delayed.

         4.18. Insurance. The Disclosure Statement contains a true and correct list of all insurance policies which are owned by the Company or which name the Company as an insured (or loss payee), including without limitation those which pertain to the Company's assets, employees or operations. All such insurance policies are in full force and effect and the Company has not received notice of cancellation of any such insurance policies. In the three (3) year period ending on the date hereof, the Company has not received any written notice from, or on behalf of, any insurance carrier relating to or involving an annual increase by over 10% in insurance rates (except to the extent that insurance risks may be increased for all similarly situated risks) or non-renewal of a policy, or requiring or suggesting material alteration of any of the Company's assets, purchase of additional equipment, or material modification of any of the Company's methods of doing business. The Company has not made any claim for reimbursement from its insurance carriers since June 30, 1993.

         4.19. Litigation. There is no litigation or proceeding, in law or in equity, and there are no proceedings or governmental investigations before any commission or other administrative authority, pending or, to the Company's knowledge, threatened against the Company, or any of the Company's officers, directors or affiliates, with respect to or affecting the Company's operations, business, products, sales practices or financial condition, or related to the consummation of the transactions contemplated hereby or by the Watson Ancillary Documents or the Ancillary Documents. There are no facts known to the Company which, if known by a potential claimant or governmental authority, would give rise to a claim or proceeding which, if asserted or conducted with results unfavorable to the Company, would have a Company Material Adverse Effect.

         4.20. Warranties. The Company has not made any oral or written warranties with respect to the quality or absence of defects of its products or services which it has sold or performed which are in force as of the date hereof except as are described in the Disclosure Statement. There are no material claims pending, anticipated or threatened against the Company with respect to the quality of or absence of defects in such products or services. The Disclosure Statement sets forth a summary, which is accurate in all material respects, of all returns of products during the period beginning January 1, 1995 and ending on the date hereof, and all credits and allowances for returned products given to customers during said period, and said summary contains a description of any reoccurring product defects (other than returns due to date expirations). The Company has no knowledge of or reason to believe that the percentage of products sold and services performed by the Company for which warranties are presently in effect and for which warranty adjustments can be expected during unexpired warranty periods which extend beyond the Closing will be higher than the percentage of such products and services which the Company has sold and performed for which warranty adjustments have been required in the past.

         4.21. Products Liability. The Company has not received any written notice relating to, nor does the Company have knowledge of any facts or circumstances which could give rise to, any claim involving any product manufactured, produced, distributed or sold by or on behalf of the Company resulting from an alleged defect in design, manufacture, materials or workmanship, or any alleged failure to warn, or from any breach of implied warranties or representations, other than notices or claims that have been settled or resolved by the Company prior to the date of this Agreement.

         4.22. Arbitration. The Company is not a party to, or bound by, any decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any governmental authority) with respect to or affecting the properties, assets, personnel or business activities of the Company.

         4.23. Taxes.

         (a) As used in this Agreement, (i) the term "Taxes" means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatever of a nature similar to taxes, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, and the term "Tax" means any one of the foregoing Taxes; and (ii) the term "Returns" means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes, and the term "Return" means any one of the foregoing Returns.

         (b) There have been properly completed and filed on a timely basis and in correct form all Returns required to be filed by the Company. As of the time of filing, the foregoing Returns were correct and complete. An extension of time within which to file any Return which has not been filed has not been requested or granted.

         (c) With respect to all amounts in respect of Taxes imposed upon the Company, or for which the Company is or could be liable, whether to taxing authorities (as, for example, under law) or to other persons or entities (as, for example, under tax allocation agreements), with respect to all taxable periods or portions of periods ending on or before the date of the Interim Financial Statements, all applicable tax laws and agreements have been fully complied with, and all amounts required to be paid by the Company, to taxing authorities or others, on or before the date hereof have been paid or fully reserved for on the Financial Statements or Interim Financial Statements, and any Taxes accrued but not due and payable as of the date of the Interim Financial Statements have been accrued or otherwise reserved for in the Interim Financial Statements. No Taxes have been (or will prior to the Closing Date be) recorded by the Company other than in the ordinary course of business. There are no Liens filed against any asset of the Company resulting from the failure to pay any Tax when due.

         (d) No issues have been raised (and are currently pending) by any taxing authority in connection with any of the Returns. No waivers of statutes of limitation with respect to the Returns have been given by the Company (or with respect to any Return which a taxing authority has asserted should have been filed by the Company) which waivers are still in effect. The Disclosure Statement sets forth those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which required Returns have not yet been filed. All deficiencies asserted or assessments made as a result of any examinations have been fully paid, or are fully reflected as a liability in the Financial Statements, or are being contested and an adequate reserve therefor has been established and is fully reflected as a liability in the Financial Statements or the Interim Financial Statements.

         (e) The unpaid Taxes of the Company do not exceed the reserve for tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and tax income) set forth or included in the Interim Financial Statements, as adjusted for the passage of time through the Closing.

         (f) The Company is not or at any time has been a party to or bound by (nor will the Company become a party to or bound by) any tax indemnity, tax sharing or tax allocation agreement.

         (g) The Company has never been a member of an affiliated group of corporations, within the meaning of section 1504 of the Code.

         (h) All material elections with respect to Taxes affecting the Company as of the date hereof that are not reflected in the Company's Returns are set forth in the Disclosure Statement.

         4.24. ERISA Neither the Company nor any corporation or business which is now or at the relevant time was an affiliate of the Company as determined under the Code section 414(b), (c), (m) or (o) ("ERISA Affiliate") maintains, administers, contributes to or has any liability under, or has maintained, administered, contributed to or had any liability under, nor do the employees of the Company, or any ERISA Affiliate receive or have any reason to expect to receive as a condition of employment, benefits pursuant to any: employee pension benefit plan (as defined in Section 3(2) of ERISA) ("Plan"), including, without limitation, any multi-employer plan as defined in Section 3(37) of ERISA ("Multi-Employer Plan") or any non-qualified deferred compensation plan or retirement plan; employee welfare benefit plan (as defined in Section 3(1) of ERISA) ("Welfare Plan"), including any other plan, program, agreement or arrangement under which former employees of the Company, or an ERISA Affiliate (or their beneficiaries) are entitled, or current employees of the Company or an ERISA Affiliate will be entitled, following termination of employment, to medical, health or life insurance or other benefits other than pursuant to benefit continuation rights granted by state or federal law; or bonus, stock, stock purchase, or stock option plan, severance plan, salary continuation, vacation, sick leave, fringe benefit, incentive, insurance, welfare or similar plan or arrangement ("Employee Benefit Plan") other than those Plans, Welfare Plans and Employee Benefit Plans described in the Disclosure Statement;

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
         (a) To the knowledge of the Company, all Plans, Welfare Plans and Employee Benefit Plans and any related trust agreements, insurance contracts or annuity contracts (or any related trust instruments) comply with and are and have been operated in accordance with each applicable provision of ERISA, the Code (including, without limitation, the requirements of Code section 401(a) to the extent any Plan is intended to conform to that section), other Federal statutes, state law (including, without limitation, state insurance law) and the regulations and rules promulgated pursuant thereto or in connection therewith. Neither the Company nor any ERISA Affiliate has any notice or knowledge of any violation of any of the foregoing by any Plan, Welfare Plan, or Employee Benefit Plan. Each Welfare Plan which is a group health plan (within the meaning of section 5000(b)(1) of the Code) complies with and has been maintained and operated in accordance with each of the requirements of section 162(k) of the Code as in effect for years beginning prior to 1989, Section 4980B of the Code for years beginning after December 31, 1988 and Part 6 of Subtitle B of Title I of ERISA. A favorable determination as to the qualification under the Code of each of the Plans which is intended to qualify under section 401 of the Code and each material amendment thereto has been made by the Internal Revenue Service ("IRS"), each trust funding Welfare Plans or Plans is and has been tax-exempt and each Plan and related trust agreement remain qualified under the Code. Future compliance with the requirements of ERISA and the Code as in effect on the date hereof and any collective bargaining agreements to which the Company or any ERISA Affiliate is subject or bound will not result in any increase in benefits under any Plan or any Welfare Plan. All required reports, notices and descriptions with respect to the Plans, Welfare Plans and Employee Benefit Plans have been appropriately filed or distributed (including without limitation IRS Forms 5500 Annual Reports, summary plan descriptions, summary annual reports, notice to interested parties and any notice of plan amendment which is required prior to the effectiveness of such amendments) and all required surety bonds have been properly and timely purchased and maintained. The costs of administering the Plans, Welfare Plans and Employee Benefit Plans, including fees for the trustees and other service providers which are customarily paid by the Company, have been paid or will be paid or accrued on the Company's financial statements prior to the date hereof.

         (b) To the knowledge of the Company, neither any Plan or Welfare Plan fiduciary nor any Plan or Welfare Plan has engaged in any transaction in violation of Section 406 of ERISA or any "prohibited transaction" (as defined in section 4975(c)(1) of the Code) for which a valid exemption is not available. Neither the Company nor any ERISA Affiliate has failed to make any contributions or to pay any amounts due and owing to a Plan, Welfare Plan or Employee Benefit Plan, including, in all cases, Multi-Employer Plans, as required by the terms of any Plan, Welfare Plan or Employee Benefit Plan, or collective bargaining agreement or ERISA or any other applicable law. There has been no reduction or curtailment of accrued benefits with respect to any of the Plans. Full payment has been made or such amount has been accrued on the Company's financial statements of all amounts which the Company or any ERISA Affiliate is required or committed to pay to the Plans as of the date hereof;

         (c) True and complete copies of each Plan, Welfare Plan and Employee Benefit Plan, related trust agreements, insurance contracts, annuity contracts or other funding vehicles, determination letters, summary plan descriptions, copies of any pending applications, filings or notices with respect

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
to any of the Plans, Welfare Plans or Employee Benefit Plans with the IRS, the Pension Benefit Guaranty Corporation ("PBGC"), the Department of Labor or any other governmental agency, copies of all corporate resolutions or other documents pertaining to the adoption of the Plans, Welfare Plans or Employee Benefit Plans or any amendments thereto or to the appointment of any fiduciaries thereunder and copies of any investment management agreements thereunder and of any fiduciary insurance policies, surety bonds, rules, regulations or policies, of the trustees or of any committee thereunder, all communications and notices to employees regarding any Plan, Welfare Plan, or Employee Benefit Plan, annual reports on Form 5500, Form 990 financial statements and actuarial reports for the most recent five Plan years, and each plan, agreement, instrument and commitment referred to herein, have been furnished to Watson and its counsel, and all such Plans, Welfare Plans, or Employee Benefit Plans are listed on the Disclosure Statement. All of the foregoing are legally valid, binding, in full force and effect, and there are no defaults thereunder; and none of the rights of the Company thereunder will be impaired by this Agreement or the consummation of the transaction contemplated hereby. The annual reports on Form 5500 furnished to Watson fully and accurately set forth the financial and actuarial condition of each Plan and each trust funding any Welfare Plan. With respect to each Plan, Welfare Plan and Employee Benefit Plan, the Disclosure Statement sets forth the name and address of the administrator and trustees and the policy number and insurer under all insurance policies;

         (d) The aggregate present value of all accrued benefits, both vested and non-vested, pursuant to each Plan subject to Title IV of ERISA, determined on the basis of current participation and projected compensation for active participants, and including the maximum value of all subsidized benefits, and earnings, set forth in the 1995 actuarial report for the Plan, using PBGC actuarial assumptions and methods applicable to a defined benefit pension plan terminating on such date, does not exceed the current fair market value of Plan assets. None of the Plans, Welfare Plans or Employee Benefit Plans has any material unfunded liabilities which are not reflected on the Financial Statements or, in the case of a Plan, on the latest actuarial report issued with respect to such Plans. None of the Plans is a "top-heavy" plan, as defined in
Section 416 of the Code. The Company does not have plans, programs, arrangements and has not made any other commitments to its employees, former employees or their beneficiaries under which it has any obligation to provide any retiree or other employee benefit payments which are not adequately funded through a trust or other funding arrangement. There have been no changes in the operation or interpretation of any of the Plans, Welfare Plans or Employee Benefit Plans since the most recent annual report or actuarial report which would have any material effect on the cost of operating or maintaining such Plans, Welfare Plans or Employee Benefit Plans;

         (e) There are no pending or threatened claims, lawsuits or arbitration asserted or instituted against any of the Plans, Welfare Plans, or Employee Benefit Plans, other than, in each case, Multi-Employer Plans, or any fiduciaries thereof, except in the case of Multi-Employer Plans, fiduciaries that are officers, employees, directors, agents or owners of the Company or ERISA Affiliates of the Company, with respect to their duties to the Plan, Welfare Plans or Employee Benefit Plan or the assets of any trusts thereunder, by any employee or beneficiary covered under any Plans, Welfare Plans or Employee Benefit Plans or otherwise involving any Plan, Welfare Plan or Employee Benefit Plan (other than routine claims for benefits); and the Company has no knowledge of any facts which would give rise to or could reasonably be expected to give rise to any such claims, lawsuits or arbitrations. To the knowledge of the Company, neither the Company nor any its ERISA Affiliates, nor any of their directors, officers, employees or any other "fiduciary," as such term in defined in Section 3(21) of ERISA, has any liability for failure to comply with ERISA or the Code or failure to act in connection with the administration or investment of any Plan; and

         4.25. Labor Matters. Except as set forth in the Disclosure Statement or for events that occur after the date hereof which are disclosed in writing by the Company to Watson, (a) there is no labor strike, dispute, slowdown, work stoppage or lockout pending or, to the knowledge of the Company, threatened against or affecting the Company and during the past three years, there has not been any such action; (b) there are no union claims to represent the employees of the Company, (c) the Company is not a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company; (d) none of the employees of the Company are represented by any labor organization and the Company does not have any knowledge of any current union organizing activities among the employees of the Company, nor to the knowledge of the Company does any question concerning representation exist concerning such employees; (e) to the knowledge of the Company, the Company is, and has at all times been, in material compliance with all applicable employment laws and practices, including, without limitation, any such laws relating to employment discrimination, occupational safety and health and unfair labor practices; (f) there is no unfair labor practice charge or complaint against the Company pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or, to the knowledge of the Company, any charges or complaints, or facts which could give rise to a charge or complaint, pending or threatened with any Governmental Entity who has jurisdiction over unlawful employment practices; (g) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure pending relating to the Company; (h) the Company is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them to the date of this Agreement or amounts required to be reimbursed to such employees; (i) upon termination of the employment of any of the employees of the Company after the Closing, the Company will not be liable to any of its employees for severance pay; (j) the employment of each of the Company's employees is terminable at will without cost to the Company except for payments disclosed on the Disclosure Statement or required under the Plans, Welfare Plans and Employee Benefit Plans and payment of accrued salaries or wages and vacation pay; (k) no employee or former employee of the Company has any right to be rehired by the Company prior to the Company's hiring a person not previously employed by the Company; and (l) the Disclosure Statement contains a true and complete list of all employees who are employed by the Company as of June 30, 1996, and said list correctly reflects their salaries, wages, other compensation (other than benefits under the Plans, Welfare Plans and Employee Benefit Plans), dates of employment and positions. The Company does not owe any past or present employee any sum in excess of $50,000 individually or $100,000 in the aggregate other than for accrued wages or salaries for the current payroll period, and amounts payable under Plans, Welfare Plans or Employee Benefit Plans. No employee owes any sum to the Company in excess of $50,000, and all employees together do not owe the Company in excess of $100,000.

         4.26. Environmental Matters.

         (a) The Company and its assets and business are in substantial compliance with all Environmental Laws and Environmental Permits (as herein defined) applicable to it. A copy of any notice, citation, inquiry or complaint which the Company has received in the past three years of any alleged violation of any Environmental Law or Environmental Permit has been provided to Watson or its counsel, and all violations alleged in said notices have been or are being corrected. A description of all such violations currently being corrected is contained in the Disclosure Statement. The Company possesses all Environmental Permits which are required for the operation of its business, and is in substantial compliance with the provisions of all such Environmental Permits. Copies of all Environmental Permits issued to the Company have been provided or made available to Watson or its counsel. The Company has delivered to Watson copies of all environmental reports with respect to the Real Estate and the Leased Premises in its possession (other than reports prepared by or on behalf of Watson) which were conducted during the last five years.

         (b) The Disclosure Statement sets forth a complete list of all Materials of Environmental Concern stored, treated, generated, used, transported or Released (as herein defined) in connection with the operation of the Company's business. There has been no storage, treatment, generation, transportation or Release of any Materials of Environmental Concern by the Company, or, to the knowledge of the Company, by any other person or entity for which the Company is or may be held responsible, at any Facility (as herein defined) or any Offsite Facility (as herein defined) in violation of, or which could give rise to any material obligation under, Environmental Laws.

         (c) The Disclosure Statement sets forth a complete list of all Containers (as herein defined) that are now present at, or have heretofore been removed from, the Real Estate or the Leased Premises. All Containers which have been heretofore removed from the Real Estate or the Leased Premises have been removed substantially in accordance with all applicable Environmental Laws.

         (d) For the purposes of this Agreement: (i) "Environmental Laws" means all federal, state and local statutes, regulations, ordinances, rules, regulations and policies, all court orders and decrees and arbitration awards, and the common law, which pertain to environmental matters or contamination of any type whatsoever. Environmental Laws include, without limitation, those relating to: manufacture, processing, use, distribution, treatment, storage, disposal, generation or transportation of Materials of Environmental Concern; air, surface or ground water or noise pollution; Releases; protection of wildlife, endangered species, wetlands or natural resources; Containers; health and safety of employees and other persons; and notification requirements relating to the foregoing; (ii) "Environmental Permits" means licenses, permits, registrations, governmental approvals, agreements and consents which are required under or are issued pursuant to Environmental Laws; (iii) "Materials of Environmental Concern" means (A) pollutants, contaminants, pesticides, radioactive substances, solid wastes or hazardous or extremely hazardous, special, dangerous or toxic wastes, substances, chemicals or materials within the meaning of any Environmental Law, including without limitation any (i) "hazardous substance" as defined in CERCLA, and (ii) any "hazardous waste" as defined in the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C., Sec. 6902 et. seq.,
and all amendments thereto and reauthorizations thereof; and (B) even if not prohibited, limited or regulated by Environmental Laws, all pollutants, contaminants, hazardous, dangerous or toxic chemical materials, wastes or any other substances, including without limitation, any industrial process or pollution control waste (whether or not hazardous within the meaning of RCRA) which could pose a hazard to the environment or the health and safety of any person, or impair the use or value of any portion of the Real Estate or the Leased Premises; (iv) "Release" means any spill, discharge, leak, emission, escape, injection, dumping, or other release or threatened release of any Materials of Environmental Concern into the environment, whether or not notification or reporting to any governmental agency was or is, required, including without limitation any Release which is subject to CERCLA; (v) "Facility" means any facility as defined in the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et. seq., as amended and reauthorized ("CERCLA"); (vi) "Offsite Facility" means any Facility which is not presently, and has not heretofore been, owned, leased or occupied by the Company; and (vii) "Containers" means above-ground and under-ground storage tanks, vessels and related equipment and containers.

         4.27. Interim Conduct of Business. Except as otherwise contemplated by this Agreement, and as reflected in the Interim Financial Statements, since June 30, 1996, the Company has not:

         (a) sold, assigned, leased, exchanged, transferred or otherwise disposed of any portion of its assets or property, except for sales of Inventory and cash applied in the payment of the Company's Liabilities in the usual and ordinary course of business in accordance with the Company's past practices;

         (b) written off any asset which has a net book value which exceeds $50,000 individually or $100,000 in the aggregate in value, or suffered any casualty, damage, destruction or loss, or interruption in use, of any material asset, property or portion of Inventory (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or Act of God;

         (c) waived any material right arising out of the conduct of, or with respect to, its business;

         (d) made (or committed to make) capital expenditures in an amount which exceeds $50,000 for any item or $200,000 in the aggregate;

         (e) made any change in accounting methods or principles;

         (f) borrowed any money or issued any bonds, debentures, notes or other corporate securities (other than equity securities), including without limitation, those evidencing borrowed money;

         (g) entered into any transaction with, or made any payment to, or incurred any liability to, any Related Party (as defined herein) in an amount which exceeds $25,000 or $100,000 in the aggregate (except for payment of salary and other customary expense reimbursements made in the ordinary course of business to Related Parties who are employees of the Company);

         (h) increased the compensation payable to any employee, except for normal pay increases in the ordinary course of business consistent with past practices;

         (i) made any payments or distributions to its employees, officers or directors except such amounts as constitute currently effective compensation for services rendered, or reimbursement for reasonable ordinary and necessary out-of-pocket business expenses;

         (j) paid or incurred any management or consulting fees, or engaged any consultants, except in the ordinary course of business;

         (k) hired any employee who has an annual salary in excess of $50,000, or employees with aggregate annual salaries or wages in excess of $100,000;

         (l) terminated any employee having an annual salary or wages in excess of $50,000 or employees with aggregate annual salaries or wages in excess of $100,000;

         (m) adopted any new Plan, Welfare Plan or Employee Benefit Plan;

         (n) issued or sold any securities of any class, except for the grant or exercise of options to purchase Company Common Stock under the Company Option Plans;

         (o) paid, declared or set aside any dividend or other distribution on its securities of any class, except as contemplated by this Agreement with respect to the Preferred Stock, or purchased, exchanged or redeemed any of its securities of any class; or

         (p) without limitation by the enumeration of any of the foregoing, entered into any transaction other than in the usual and ordinary course of business in accordance with past practices.

Notwithstanding the foregoing, the Company shall not be deemed to have breached the terms of this Section 4.27 by entering into this Agreement or by consummating the transactions contemplated hereby.

         4.28. Affiliated Transactions. Since January 1, 1993, the Company has not been a party to any transactions (other than employee compensation and other ordinary incidents of employment) in excess of $25,000 individually or $100,000 in the aggregate with a "Related Party". For purposes of this Agreement, the term "Related Party" shall mean: any present or former officer or director present 10% stockholder or present affiliate of the Company, any present or former known spouse, ancestor or descendant of any of the aforementioned persons or any trust or other similar entity for the benefit of any of the foregoing persons. No property or interest in any property (including, without limitation, designs and drawings concerning machinery) which relates to and is or will be necessary or useful in the present or currently contemplated future operation of the Company's business, is presently owned by or leased or licensed by or to any Related Party. Prior to the Closing, all amounts due and owing to or from the Company by or to any of the Related Parties (excluding employee compensation and other incidents of employment) shall be paid in full. Except for the ownership of securities representing less than a 2% equity interest in various publicly traded companies, neither the Company, nor to the Company's knowledge, any Related Party has an interest, directly or indirectly, in any business, corporate or otherwise, which is in competition with the Company's business.

         4.29. Significant Customers, Suppliers, Distributors and Employees. The Disclosure Statement sets forth an accurate list of the Company's Significant Customers (as defined herein), Significant Suppliers (as defined herein), Significant Distributors (as defined herein) and Significant Employees (as defined herein). The Company has no knowledge of any intention or indication of intention by a (a) Significant Customer to terminate its business relationship with the Company or to limit or alter its business relationship with the Company in any material respect; (b) Significant Supplier to terminate its business relationship with the Company or to limit or alter its business relationship with the Company in any material respect; (c) Significant Distributor to terminate its business relationship with the Company or to limit or alter its business relationship with the Company in any material respect; or (d) Significant Employee intends to terminate his employment with the Company. As used herein, (w) "Significant Customer" means the 10 largest customers of the Company measured in terms of sales volume in dollars for each of the years ended December 31, 1995 and 1994, (x) "Significant Supplier" means any supplier of the Company from whom the Company has purchased $250,000 or more of goods during either of years ended December 31, 1995 or 1994 for use in the Company's business; (y) "Significant Distributor" means any distributor that, on the Company's behalf, has distributed to other distributors, wholesalers, retailers or end users, the Company's products with a value in excess of $250,000 during either of years ended December 31, 1995 or 1994; and (z) "Significant Employee" means the Chief Executive Officer, the President, the Senior Director of Research and Development, any Vice President, the Director of Field Sales or any regional sales manager of the Company.

         4.30. Material Adverse Change. Since June 30, 1996 to the date of this Agreement, the Company has not suffered any material adverse change in the business, operations, assets, liabilities, financial condition or prospects of the Company.

         4.31. Bribes. Neither the Company, nor, to its knowledge, any of its current officers, directors, employees, agents or representatives has made, directly or indirectly, with respect to the Company, or its respective business activities, any bribes or kickbacks, illegal political contributions, payments from corporate funds not recorded on the books and records of the Company, payments from corporate funds to governmental officials, in their individual capacities, for the purpose of affecting their action or the action of the government they represent, to obtain favorable treatment in securing business or licenses or to obtain special concessions, or illegal payments from corporate funds to obtain or retain business.

         4.32. Absence of Indemnifiable Claims, etc. There are no pending claims and, to the knowledge of the Company, no facts that would entitle any director, officer or employee of the Company to indemnification by the Company under applicable law, the Certificate of Incorporation or By-laws of the Company or any insurance policy maintained by the Company.

         4.33. No Undisclosed Liabilities. There are no liabilities of the Company other than (i) liabilities disclosed or provided for in the Interim Financial Statements; (ii) liabilities which, individual or in the aggregate, are not material to the Company; (iii) liabilities under this Agreement (or contemplated hereby) or disclosed in the Disclosure Statement and (iv) liabilities incurred since June 30, 1996 in the ordinary course of business and consistent with past practices.

         4.34. No Brokers. The Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company or Watson, Watson Sub or their Subsidiaries to pay any finder's fee, brokerage or agent's commissions or other like payments in connection with negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the Company has retained Lehman Brothers as its financial advisor, the arrangements with which have been disclosed in writing to Watson prior to the date hereof.

         4.35. Tax Reorganization. The Company has not taken or failed to take any action which would prevent the Merger from (a) constituting a reorganization within the meaning of section 368(a) of the Code or (b) being treated as a "pooling or interests" for accounting purposes.

         4.36 Opinion of Financial Advisor. The Company has received the opinion of Lehman Brothers to the effect that, as of the date hereof, the consideration to be received by the Company's Stockholders pursuant to the Merger is fair to such Stockholders from a financial point of view.

         4.37. Hearing Notice and Proxy Statement. At the time the Hearing Notice shall be mailed to the Stockholders, and at the time the Proxy Statement shall be delivered to the Stockholders, and at all times subsequent to such dates up to and including the date of the stockholder meeting and the Effective Time, such Hearing Notice, with respect to information (including all financial data) set forth therein with respect to the Company furnished to Watson by the Company for inclusion therein, and such Proxy Statement, with respect to all information (other than information with respect to Watson or Watson Sub furnished to the Company by Watson for inclusion therein, as to which no representation or warranty is hereby made) set forth therein, respectively, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements or information contained therein, in the light of the circumstances under which such statements are made, not misleading.

                                    ARTICLE V

                                    COVENANTS

         5.1 Alternative Proposals. Prior to the Effective Time, the Company agrees (a) except to the extent reasonably required by fiduciary duty obligations under applicable laws, that it shall not, and it shall direct and cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by
it) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its Stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company (any such proposal or offer being hereinafter referred to as an "Alternative Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal;
(b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and it will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in this Section 5.1; and (c) that it will notify Watson immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it.

         5.2 Interim Operations.

         (a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as set forth in the Disclosure Statement, unless Watson has consented in writing thereto (which consent shall not be unreasonably withheld), the Company:

                  (i) Shall conduct its operations according to its usual, regular and ordinary course in substantially the same manner as heretofore conducted;

                  (ii) To the extent consistent with its business, shall use commercially reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

                  (iii) Shall not amend its Certificate of Incorporation or By-Laws or comparable governing instruments, except as contemplated by this Agreement;

                  (iv) Shall promptly notify Watson of any material emergency or other Company Material Adverse Effect, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the material breach of any representation or warranty contained herein;

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
                  (v) Shall not (A) except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date hereof and disclosed pursuant to this Agreement, issue any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof; (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock, except pursuant to the Company Stock Option Plans;
(C) increase any compensation or enter into or amend any employment agreement with any of its present or future officers, directors or employees, except for normal increases consistent with past practice and the payment of cash bonuses to officers and employees pursuant to (I) the discretionary bonus program of the Company in an amount not to exceed $500,000 in the aggregate for calendar year 1996; and (II) the sales incentive program of the Company in effect as of the date hereof; (D) grant any severance or termination package to any employee or consultant, except to the extent consistent with past practices; (E) hire any new employee who shall have, or terminate the employment of any employee who has, an annual salary in excess of $75,000; or (F) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans;

                  (vi) Shall not (A) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests; or (B) directly or indirectly, redeem, purchase or otherwise acquire any shares of its capital stock, or make any commitment for any such action;

                  (vii) Shall not enter into any agreement or transaction, or agree to enter into any agreement or transaction, outside the ordinary course of business, including, without limitation, any transaction involving a merger, consolidation, joint venture, license agreement partial or complete liquidation or dissolution, reorganization, recapitalization, restructuring or a purchase, sale, lease or other disposition of a material portion of assets or capital stock;

                  (viii) Shall not incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of others other than (i) in the ordinary course of its business consistent with past practices, but in no event in an amount exceeding $50,000 individually or $100,000 in the aggregate (other than normal expenditures for the purchase of raw materials or other supplies) or
(ii) pursuant to the Company's bank line of credit in the ordinary course of business consistent with past practices;

                  (ix) Shall not make any loans, advances or capital contributions to, or investments in, any other Person (except for loans to employees made in connection with the purchase of Company Common Stock under existing option agreements and advances of expenses made to employees in the ordinary course of business);

                  (x) Except as described in the Disclosure Statement, shall not make or commit to made any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

                  (xi) Shall not apply any of its assets to the direct or indirect payment, discharge, satisfaction or reduction of any amount payable directly or indirectly to or for the benefit of any affiliate or Related Party of the Company or enter into any transaction with any affiliate or Related Party of the Company (except for payment of salary and other customary expense reimbursements made in the ordinary course of business to Related Parties who are employees of the Company);

                  (xii) Shall not alter the manner of keeping its books, accounts or records, or change in any manner the accounting practices therein reflected;

                  (xiii) Shall not grant or make any mortgage or pledge or subject itself or any of its material properties or assets to any lien, charge or encumbrance of any kind, except Liens for taxes not currently due; and

                  (xiv) Shall maintain insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are currently in effect.

         (b) Prior to the Effective Time, unless the Company has consented in writing thereto (which consent shall not be unreasonably withheld), Watson:

                  (i) Shall conduct its operations according to its usual, regular and ordinary course in substantially the same manner as heretofore conducted (except for entering into transactions described in 5.2(b)(iv) below);

                  (ii) Shall promptly deliver to the Company true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement;

                  (iii) Shall promptly notify the Company of any material emergency or other Watson Material Adverse Effect, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the material breach of any representation or warranty contained herein;

                  (iii) Shall not amend its Articles of Incorporation or By-laws;

                  (iv) Shall promptly notify the Company of its entering into any agreement with respect to any material transaction involving a merger, consolidation, joint venture, partial or complete liquidation or dissolution, reorganization or recapitalization, restructuring or a purchase, sale, lease or other disposition of a material portion of assets or capital stock; and

                  (v) Shall not take any action that would result in a failure to maintain the trading of Watson Common Stock on the Nasdaq National Market.

         5.3 Meetings of Stockholders. The Company will take all action necessary in accordance with applicable law and its Certificate of Incorporation and By-Laws to convene a meeting of its Stockholders to consider and vote upon the approval of this Agreement and the transactions contemplated hereby. It is contemplated that such Stockholder meeting will take place on or about November 26, 1996 or as soon as practicable thereafter. Watson will prepare as promptly as practicable in conjunction with the Company an Application for Permit and Request for Hearing pursuant to Sections 25121 and 25142 of the California Law, including a proposed Hearing Notice for use by the California Commissioner of Corporations in connection with the Hearing, and the Company shall prepare an information statement for use in connection with such Application and such Stockholder meeting. Neither the Company nor Watson shall distribute or use such Hearing Notice or Proxy Statement other than for internal review unless the other party shall have consented in writing to the information set forth in such document relating to it. The Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of the Merger which shall not be changed unless the Board of Directors of the Company, upon receipt of a written opinion from its outside counsel following receipt of a written proposal or offer for an acquisition, shall determine that failure so to change its recommendation would constitute a breach of the Board's fiduciary duty under applicable law. The Company shall use its best efforts to solicit from stockholders of the Company proxies or written consents in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of its Stockholders required by Delaware Law to effect the Merger.

         5.4 Filings; Other Action. Subject to the terms and conditions herein provided, the Company and Watson shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (b) use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; (c) use commercially reasonable efforts to obtain all consents under or with respect to, any contract, lease, agreement, purchase order, sales order or other instrument, Permit or Environmental Permit, where the consummation of the transactions contemplated hereby would be prohibited or constitute an event of default, or grounds for acceleration or termination, in the absence of such consent; and (d) take, or cause to be taken, all other commercially reasonable actions as are reasonably necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further commercially reasonable action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of Watson and the Surviving Corporation shall take all such necessary action.

         5.5 Inspection of Records. From the date hereof to the Effective Time, the Company shall (a) allow all designated officers, attorneys, accountants and other representatives of Watson reasonable access at all reasonable times to the offices, records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of the Company;
(b) furnish to Watson, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request; and (c) instruct the

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
employees, counsel and financial advisors of the Company to cooperate with Watson and its investigation of the business of the Company. From the date hereof to the Effective Time, Watson shall (a) furnish to the Company, its counsel, financial advisors, auditors and other authorized representative such financial and operating data and other information as such persons may reasonably request, and (b) instruct the officers, counsel and financial advisors of Watson to cooperate with the Company in its investigation of the business of Watson or its Subsidiaries. All information disclosed by the Company to Watson and its representatives or by Watson to the Company and its representatives shall be subject to the terms of that certain Non-Disclosure Agreement (the "Confidentiality Agreement") dated as of April 18, 1996 between Watson and the Company.

         5.6 Publicity. Neither party hereto shall make any press release or public announcement with respect to this Agreement, the Merger or the transactions contemplated hereby without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld); provided, however, that each party hereto may make any disclosure or announcement which such party, in the opinion of its legal counsel, is obligated to make pursuant to applicable law or regulation of any national securities exchange, in which case, the party desiring to make the disclosure shall consult with the other party hereto prior to making such disclosure or announcement.

         5.7 Fairness Hearing. Pursuant to Section 25142 of the California Law, as soon as practicable after the date hereof, Watson and the Company shall submit an application for a permit (the "Exemption Permit") with the Commissioner of Corporations of the State of California to allow Watson to issue the shares of Watson Common Stock pursuant to the terms of this Agreement in compliance with Section 3(a)(10) of the Securities Act and the California Securities Laws.

         5.8 Further Action. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger.

         5.9 Affiliate Letters. At least 30 days prior to the Closing Date, the Company shall deliver to Watson a list of names and addresses of those persons who were or will be, in the Company's reasonable judgment, at the record date for its Stockholders' meeting to approve the Merger, "affiliates" (each such person, an "Affiliate") of the Company within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act. The Company shall provide Watson such information and documents as Watson shall reasonably request for purposes of reviewing such list. The Company shall deliver or cause to be delivered to Watson, prior to the Closing Date, from each of the Affiliates of the Company identified in the foregoing list, an Affiliate Letter in substantially the form attached hereto as Exhibit E. Watson shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any Watson Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Watson Common Stock, consistent with the terms of such Affiliate Letters.

         5.10 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as expressly provided herein.

         5.11 Tax Treatment of Merger. From and after the date hereof and until the Effective Time, neither Watson nor the Company nor any of their respective Subsidiaries or other affiliates shall knowingly take any action, or knowingly fail to take any action, that would jeopardize qualification of the Merger as
(a) a reorganization within the meaning of Section 368(a) of the Code; (b) a "pooling of interests" for accounting purposes; or (c) enter into any contract, agreement, commitment or arrangement with respect to the foregoing. After the Effective Time, Watson shall not take or fail to take (and shall cause the Surviving Corporation not to take or fail to take) any action that is reasonably likely to jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

         5.12 Employee Benefit Plans. Watson covenants and agrees that it will continue the Company's existing benefit plans and arrangements for a period of at least six months following the Effective Date. Thereafter, to the extent the existing benefit plans and arrangements provided by the Company to its employees are terminated, such employees who remain employees of the Surviving Corporation shall be entitled to participate in all benefit plans and arrangements that are available and subsequently become available to Watson's employees on the same basis as Watson's employees in similar positions are eligible to participate. For purposes of satisfying the terms and conditions of such plans, Watson shall give full credit for eligibility, vesting or benefit accrual for each participant's period of service with the Company prior to the Effective Time; provided, that the benefit plans and arrangements to be provided to Glenn A. Oclassen, Terry L. Johnson and Anthony A. DiTonno shall be determined pursuant to the terms of their respective employment agreement with the Surviving Corporation. To the extent Watson's benefit plans provide medical or dental welfare benefits after the Closing Date, Watson shall cause all pre-existing condition exclusions and actively at work requirements to be waived and Watson shall provide that any expenses incurred on or before the Closing Date shall be taken into account under Watson's benefit plans for purposes of satisfying the applicable deductible, coinsurance and maximum out-of-pocket provisions for such employees and their covered dependents.

         5.13 Company Bonus and 401 (k) Plan. Following the Closing, Watson agrees to make the bonus payments which were declared by the Board of Directors of the Company for calendar year 1996 pursuant to the Company's discretionary bonus program in an amount not to exceed $500,000 less the aggregate amount paid by the Company under such program pursuant to Section 5.2(a)(v)(C)(I) hereof plus amounts payable pursuant to the Company's sales incentive program for calendar year 1996 less any amounts paid under such program prior to Closing. Watson covenants to make all matching contribution payments to the Company' s employee retirement savings plan (the "401(k) Plan") for the 1996 fiscal year up to an amount equal to $1,500 per employee.

                                   ARTICLE VI

                                   CONDITIONS

         6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of each of the following conditions (unless waived by each of the parties hereto in accordance with the provisions of Section 8.6 hereof):

         (a) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

         (b) No preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger or materially changes the terms or conditions of this Agreement shall have been issued and remain in effect. In the event any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted.

         (c) The Commissioner of Corporations of the State of California shall have issued the Exemption Permit, and all necessary approvals under other state securities laws relating to the issuance or trading of the Watson Common Stock to be issued to the Stockholders in connection with the Merger shall have been received.

         (d) All material consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time.

         (e) The Watson Common Stock to be issued to the Stockholders in connection with the Merger shall have been authorized for trading on the Nasdaq National Market.

         (f) Watson, the Stockholders Agent and the Escrow Agent shall have entered into the Escrow Agreement.

         (g) At least ninety-five percent (95%) of the aggregate number of outstanding shares of Preferred Stock shall have been voluntarily converted into shares of Company Common Stock prior to the Effective Time.

         (h) Watson shall have received the opinion of D'Ancona & Pflaum, counsel to Watson, dated the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that the Company and Watson will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations and covenants of Watson, Watson Sub, the Company and certain stockholders of the Company.

         (i) The Company shall have received the opinion of Venture Law Group, A Professional Corporation, counsel to the Company, dated the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that the Company and Watson will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations and covenants of Watson, Watson Sub, the Company and certain stockholders of the Company.

         (j) Watson shall have received the opinion of Price Waterhouse, dated the Closing Date, to the effect that the Merger will be treated as a "pooling of interests" for accounting purposes.

         (k) The Company shall have received from Arthur Andersen LLP a letter, dated the Closing Date, indicating that the Company has not taken any action that would preclude it from entering into a transaction that would be treated as a "pooling of interests" for accounting purposes.

         (l) This Agreement and the Merger and other transactions contemplated hereby shall have been approved and adopted by the requisite vote of the Stockholders.

         (m) Glenn A. Oclassen, Terry L. Johnson and Anthony A. DiTonno shall have entered into an Employment Agreement in substantially the form attached hereto as Exhibit F, G and H.

         6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions (unless waived by the Company in accordance with the provisions of Section 8.6 hereof):

         (a) Watson shall have performed, in all material respects, all of its agreements contained herein that are required to be performed by Watson on or prior to the Closing Date, and the Company shall have received a certificate of the Chairman or President of Watson, dated the Closing Date, certifying to such effect.

         (b) The representations and warranties of Watson and Watson Sub contained in this Agreement and in any document delivered in connection herewith shall be true and correct as of the Closing in all material respects, and the Company shall have received a certificate of the Chairman or President of Watson, dated the Closing Date, certifying to such effect.

         (c) The Company shall have received from Watson certified copies of the resolutions of Watson's and Watson Sub's Boards of Directors approving and adopting this Agreement, the Watson Ancillary Documents and the transactions contemplated hereby and thereby.

         (d) The Company shall have received the opinion of D'Ancona & Pflaum to such matters as the Company or the Company's counsel shall reasonably request.

         (e) From the date of this Agreement through the Effective Time, there shall not have occurred any event that would have or would be reasonably likely to have a material adverse effect in the financial condition, business, operations or prospects of Watson and its Subsidiaries, taken as a whole; provided, that such an event will not be deemed to have occurred solely as a result of fluctuations in the value of Watson Common Stock due to or arising from any public disclosures by Watson (including its 50% subsidiary, Somerset Pharmaceuticals, Inc.), including, without limitation, disclosures relating to Watson's entering into any other transactions (including, without limitation, transactions relating to the acquisition of assets, stock or merger transactions).

         (f) Watson and Watson Sub shall have executed and delivered such other documents and taken such other actions as the Company shall reasonably request.

         6.3 Conditions to Obligation of Watson and Watson Sub to Effect the Merger. The obligations of Watson and Watson Sub to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions (unless waived by the Company in accordance with the provisions of Section 8.6 hereof):

         (a) The Company shall have performed, in all material respects, all of its agreements contained herein that are required to be performed by the Company on or prior to the Closing Date, and Watson shall have received a certificate of the Chairman or President of the Company, dated the Closing Date, certifying to such effect.

         (b) The representations and warranties of the Company contained in this Agreement and in any document delivered in connection herewith shall be true and correct as of the Closing in all material respects, and Watson shall have received a certificate of the Chairman or President of the Company, dated the Closing Date, certifying to such effect.

         (c) Watson shall have received from the Company certified copies of the resolutions of the Company's Board of Directors and Stockholders approving and adopting this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

         (d) Watson shall have received the opinion of Venture Law Group, A Professional Corporation, to such matters as Watson or Watson's counsel shall reasonably request.

         (e) From the date of this Agreement through the Effective Time, there shall not have occurred any event that would have or would be reasonably likely to have a material adverse effect in the financial condition, business, operations or prospects of the Company.

         (f) The holders of not more than five percent (5%) of the outstanding aggregate value of the Company Common Stock and Preferred Stock (valued based upon the number of shares of Watson Common Stock such holders would have received upon the consummation of the Merger pursuant to Section 1.4 hereof) shall have perfected dissenters' rights under applicable law.

         (g) The Company shall have received all necessary consents with respect to any contract, lease, purchase order, sales order, license agreement, Permit, Environmental Permit and license which are required as a result of a change of control of the Company except in those instances where failure to receive any such consent would not have a Company Material Adverse Effect.

         (i) The Certificate of Incorporation of the Company shall have been amended in the form attached hereto as Exhibit I.

         (j) The warrants to purchase shares of Company Preferred Stock held by Sloan-Kettering Institute for Cancer Research and Glenn A. Oclassen shall have been exercised or terminated prior to the Effective Time and shall be of no further force and effect.

         (k) The Company shall have executed and delivered such other documents and taken such other actions as Watson shall reasonably request.


                                   ARTICLE VII

                                 INDEMNIFICATION


         7.1 General. From and after the Closing, the parties shall indemnify each other as provided in this Article VII. For the purposes of this Article VII, each party shall be deemed to have remade all of its representations and warranties contained in this Agreement at the Closing with the same effect as if originally made at the Closing; provided, however, that the Watson Disclosure Statement and the Disclosure Statement may be updated at the Closing by Watson or the Company, as the case may be, and no indemnity shall be provided hereunder with respect to the matters set forth therein except for anything contained in the Company Disclosure Statement regarding the Labor-Related Proceedings with respect to Bobby Crawford as described in Section 4.19 of the Company Disclosure Statement. No disclosure contained in the updated Watson Disclosure Statement or the Disclosure Statement, as the case may be, shall be deemed a waiver of Watson's or the Company's representations and warranties made on the date hereof with respect to the conditions to closing set forth in Sections 6.2(b) and 6.3(c) hereof; provided, however, that any updates contained in the Watson Disclosure Statement or the Disclosure Statement that were permitted pursuant to
Section 5.2 hereof shall not give either party the right to terminate this Agreement pursuant to Article VIII hereof.

         7.2 Certain Definitions. As used in this Article VII, the following terms shall have the indicated meanings:

                  (a) "Damages" shall mean all liabilities, assessments, levies, losses, fines, penalties, damages, costs and expenses, including, without limitation, reasonable fees and expenses of attorneys, accountants and other professionals, actually sustained or incurred by an Indemnified Party in connection with the defense or investigation of any claim (after giving effect to any insurance proceeds actually received by an Indemnified Party and it being understood that to the extent any such Damages have been reserved for by the Company on the Financial Statements or the Interim Financial Statements in accordance with GAAP, the amount of such reserve shall be deducted from the Damages sustained by a Watson Indemnitee).

                  (b) "Indemnified Party" shall mean a party hereto who is entitled to indemnification from another party hereto pursuant to this Article VII.

                  (c) "Indemnifying Party" shall mean a party hereto who is required to provide indemnification under this Article VII to another party hereto.

                  (d) "Third Party Claims" shall mean any claims for Damages which are asserted or threatened by a party other than the parties hereto, their successors and permitted assigns, against any Indemnified Party or to which an Indemnified Party is subject.

         7.3 The Stockholder's Indemnification Obligations. Each of the Stockholders shall jointly and severally indemnify, save and keep Watson, Watson Sub, the Surviving Corporation, each of their respective Subsidiaries and their respective successors and permitted assigns (each a "Watson Indemnitee" and collectively the "Watson Indemnitees") harmless against and from all Damages sustained or incurred by any Watson Indemnitee, as a result of or arising out of: (a) any inaccuracy in or breach of any representation and warranty made by the Company to Watson herein or in any Ancillary Document; and (b) any breach by the Company, or the Stockholders' Agent of, or failure of the Company, or the Stockholders' Agent to comply with, any of the covenants or obligations under this Agreement or the Ancillary Documents to be performed by the Company, or the Stockholders' Agent (including without limitation the Stockholders' obligations under this Article VII).

         7.4 Watson's Indemnification Obligations. Watson shall indemnify, save and keep the Stockholders and their respective successors and permitted assigns ("Seller Indemnitees"), forever harmless against and from all Damages sustained or incurred by any Seller Indemnitee, as a result of or arising out of: (a) any inaccuracy in or breach of any representation and warranty made by Watson or Watson Sub to the Company herein or in any Watson Ancillary Document; and (b) any breach by Watson or Watson Sub of, or failure by Watson or Watson Sub to comply with, any of the covenants or obligations under this Agreement or the Watson Ancillary Documents to be performed by Watson or Watson Sub (including without limitation its obligations under this Article VII).

         7.5 Limitation on Indemnification Obligations.

                  (a) All representations and warranties contained in this Agreement shall survive the Closing for a period of twelve months from the Effective Date (the "Survival Period"). A claim by a Watson Indemnitee or a Seller Indemnitee for indemnification under this Article VII must be asserted within the Survival Period.

                  (b) Notwithstanding anything to the contrary contained herein,
(i) the Watson Indemnitees shall only be entitled to indemnification pursuant to
Section 7.3 hereof once the Watson Indemnitees' aggregate claims for indemnification exceed $600,000.00, but after such claims exceed such amount, the Watson Indemnitees shall be entitled to seek indemnification for all indemnification claims from the first dollar of Damages; and (ii) the indemnification obligations of the Stockholders pursuant to Section 7.3 hereof shall be limited to the amount deposited by the Stockholders into the Escrow and the Watson Indemnitees shall not be entitled to pursue any claims for indemnification against the Stockholders directly or personally and the sole recourse of the Watson Indemnitees shall be to make claims against the Escrow in accordance with the terms of the Escrow Agreement. Notwithstanding anything to the contrary contained herein, for purposes of determining the amount of Damages incurred by a Watson Indemnitee pursuant to Section 7.3 hereof, the Company's representations and warranties contained herein shall be read without regard to the Company's disclosure relating to the Labor-Related Proceedings with respect to Bobby Crawford as described in Section 4.19 of the Company Disclosure Schedule.

                  (c) Notwithstanding anything to the contrary contained herein,
(i) the Seller Indemnitees shall only be entitled to indemnification pursuant to
Section 7.4 hereof once the Seller Indemnitees' aggregate claims for indemnification exceed $600,000, but after such claims exceed such amount, the Seller Indemnitees shall be entitled to seek indemnification for all indemnification claims from the first dollar of Damages; and (ii) the indemnification obligations of Watson pursuant to Section 7.4 hereof shall be limited to an amount equal to $10,125,000 in the aggregate.

         7.6 Cooperation. Subject to the provisions of Section 7.8, the Indemnifying Party shall have the right, at its own expense, to participate in the defense of any Third Party Claim, and if said right is exercised, the parties shall cooperate in the investigation and defense of said Third Party Claim.

         7.7 Subrogation. The Indemnifying Party shall not be entitled to require that any action be brought against any other person before action is brought against it hereunder by the Indemnified Party and shall not be subrogated to any right of action until it has paid in full or successfully defended against the Third Party Claim for which indemnification is sought.

         7.8 Indemnification Claims Procedures.

                  (a) Promptly following the receipt of notice by the Watson Indemnitees of a Third Party Claim which the Watson Indemnitees believe may result in a demand against the Escrow, Watson shall notify the Stockholder Agent of such claim in accordance with the provisions of the Escrow Agreement. Promptly following the receipt by the Stockholder Indemnitees of notice of a Third Party Claim which the Stockholder Indemnitees believe may result in a demand for indemnification pursuant to Section 7.4 hereof, the Stockholder Agent shall notify Watson of such claim. The party receiving the notice of the Third Party Claim shall notify the other party hereto of such Third Party Claim. The failure to give such notice shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent that the Indemnifying Party is substantially prejudiced as a result of the failure to give such notice. Within fifteen (15) business days after receipt of the notice by the Indemnifying Party pursuant to the preceding sentence, the Indemnifying Party shall notify the Indemnified Party whether it elects to control the defense of the Third Party Claim. If the Indemnifying Party elects to undertake the defense of such Third Party Claim, it shall do so at its own expense with counsel of its own choosing and it shall acknowledge in writing without qualification its indemnification obligations as provided in this Agreement to the Indemnified Party as to such Third Party Claim. If the Indemnifying Party elects not to defend the Third Party Claim or fails to pursue such Third Party Claim diligently, the Indemnified Party shall have the right to undertake, conduct and control the defense of such Third Party Claim through counsel of its own choosing. The party that litigates or contests the Third Party Claim shall keep the other party fully advised of the progress and disposition of such claim.

         (b) In the event the Indemnifying Party elects not to undertake the defense of the Third Party Claim or fails to pursue diligently the defense of such a claim and the Indemnified Party litigates or otherwise contests or settles the Third Party Claim, then, provided that a final determination has been made that the Indemnified Party is entitled to indemnification hereunder, the Indemnifying Party shall promptly reimburse the Indemnified Party for all amounts paid to settle such claim or all amounts paid in satisfaction of a judgment against the Indemnified Party in contesting such claim and in providing its right to indemnification hereunder, all in accordance with the provisions of this Article VII. Notwithstanding the foregoing, no settlement of any Third Party Claim without the prior written consent of the Indemnifying Party shall be determinative of the validity of any claim that the Indemnified Party is entitled to indemnification hereunder.

         (c) No Third Party Claim will be settled by the Indemnifying Party without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld; provided, however, that if such claim asserts that the Indemnifying Party is jointly and severally liable and the Indemnified Party shall be fully released from all liability relating to such Third Party Claim in connection with such settlement, the Indemnifying Party shall not be required to obtain the consent of the Indemnified Party. If, however, the Indemnified Party refuses to consent to a bona fide offered settlement which the Indemnifying Party wishes to accept, the Indemnified Party may continue to pursue such Third Party Claim free of any participation by the Indemnifying Party, at the sole expense of the Indemnified Party. In such event, the Indemnifying Party shall pay to the Indemnified Party the amount of the offer of settlement which the Indemnified Party refused to accept, plus the costs and expenses incurred by the Indemnified Party prior to the date the Indemnifying Party notifies the Indemnified Party of the offer of settlement, all in accordance with the terms of this Article VII, and, upon the payment or receipt of such amount, as the case may be, the Indemnifying Party shall have no further liability with respect to such Third Party Claim. The Indemnifying Party shall be entitled to recover from the Indemnified Party any additional expenses incurred by such Indemnifying Party as a result of the decision of the Indemnified Party to pursue the matter.

         7.9 Stockholder Agent.

         (a) In the event that the Merger is approved, effective upon such vote, and without further act of any Stockholder, a committee (the "Committee"") consisting of Russell Maddox and Kirk Raab shall be appointed as agents and attorneys-in-fact (collectively, the "Stockholder Agent") for each

Stockholder (except such Stockholders, if any, as shall have perfected their dissenter rights under applicable law). The Stockholder Agent, for and on behalf of Stockholders, shall have the power to take any and all actions required to be taken by the Stockholders pursuant to this Agreement or the Escrow Agreement, including, without limitation, the power to give and receive notes and communications, to enter into and perform the Escrow Agreement, to make claims for indemnification against Watson, to authorize delivery to Watson of Watson Common Stock or other property from the Escrow Fund in satisfaction of claims by Watson, to object to such deliveries, to agree to negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary appropriate or in the judgment of Stockholder Agent for the accomplishment of the foregoing. The Stockholder Agent shall act by unanimous vote or unanimous written action or consent of the members of the Committee. Effective upon the approval of this Agreement by the Stockholders, the Stockholders individually shall have no power or authority to take any actions against Watson or otherwise pursuant to this Agreement or the Escrow Agreement, and all actions of the Stockholders, whether pursuant to this Agreement or the Escrow Agreement, must be taken solely by the Stockholder Agent.

         (b) Watson shall have no liability of any kind to any Stockholder as a result of or arising out of any action taken or not taken by the Stockholder Agent at any time under this Agreement or the Escrow Agreement and each Stockholder hereby releases Watson from any such liability. Watson may conclusively rely, without any obligation of investigation or inquiry of any kind, on any action taken by the Stockholder Agent as having been fully authorized and approved by all necessary action by each Stockholder (except such Stockholders, if any, as shall have perfected their dissenter rights under applicable law).


                                  ARTICLE VIII

                                   TERMINATION


         8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the mutual written consent of Watson and the Company.

         8.2 Termination by Either Watson or the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either Watson or the Company if (a) the Merger shall not have been consummated on or prior to (i) December 31, 1996; or (ii) if, as of December 1, 1996, the Commissioner of Corporations of the State of California has not yet held the fairness hearing as described in Section 5.7 hereof, January 31, 1997; provided, however, that the right to terminate this Agreement under this Section 8.2(a) will not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; (b) the approval of the Stockholders shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof; provided, however, that the Company shall not have the right to terminate this Agreement under this
Section 8.2(b) if the Company caused (directly or indirectly) or aided in the failure to obtain such approval; or (c) a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action either (i) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; or (ii) compelling Watson, Watson Sub or the Surviving Corporation to dispose of or hold separate all or a material portion of the respective businesses or assets of Watson, the Company or their respective Subsidiaries, and such order, decree, ruling or other action shall have become final and non-appealable.

         8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of the Company, if there has been a material breach by Watson or Watson Sub of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Watson, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to Watson.

         8.4 Termination by Watson. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of Watson, if there has been a material breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Watson to the Company.

         8.5 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 8, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to Sections 5.10, which obligations shall survive the termination of this Agreement.

         8.6 Extension; Waiver. At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX

                               GENERAL PROVISIONS


         9.1 Notices. All notices required or permitted to be given hereunder shall be in writing and may be delivered by hand, by facsimile, by nationally recognized private courier, or by United States mail. Notices delivered by mail shall be deemed given three (3) business days after being deposited in the United States mail, postage prepaid, registered or certified mail. Notices delivered by hand by facsimile, or by nationally recognized private carrier shall be deemed given on the day following receipt; provided, however, that a notice delivered by facsimile shall only be effective if such notice is also delivered by hand, or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two (2) business days after its delivery by facsimile. All notices shall be addressed as follows:

If to Watson or Watson Sub:                 If to the Company:

Watson Pharmaceuticals, Inc.                Oclassen Pharmaceuticals, Inc.
311 Bonnie Circle                           100 Pelican Way
Corona, California 91720                    San Rafael, California 94901
Fax: (909) 270-1096                         Fax: (415) 258-4500
Attn: Dr. Allen Chao,                       Attn: Glenn A. Oclassen, Chairman
         Chairman & CEO                      Terry L. Johnson, CEO

With copies to:                             With copies to:


D'Ancona & Pflaum                           Venture Law Group
30 North LaSalle, Suite 2900                A Professional Corporation
Chicago, Illinois  60602                    2800 Sand Hill Road
Fax: (312) 580-0923                         Menlo Park, California
Attn: Michel J. Feldman                     Fax (415) 854-1121
                                            Attn: Craig W. Johnson


If to the Stockholder Agent:

-------------------------
-------------------------
-------------------------
Fax:
Attn:

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

         9.2 Assignment, Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Sections 1.4, 1.5, 1.6, 1.7, 1.8, 2.3, 2.4 and 5.12, nothing in this
Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         9.3 Entire Agreement. This Agreement, the Exhibits, the Disclosure Statement, the Watson Disclosure Statement, the Confidentiality Agreement, the Ancillary Documents, the Watson Ancillary Agreements, and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

         9.4 Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective Boards of Directors, at any time before or after approval of matters presented in connection with the Merger by the Stockholders, but after any such Stockholder approval, no amendment shall be made which by law requires the further approval of Stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         9.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

         9.6 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

         9.7 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

         9.8 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

         9.9 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

         9.10 Incorporation of Exhibits. The Disclosure Statement, the Watson Disclosure Statement and all Exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

         9.11 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         9.12 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any California Court, this being in addition to any other remedy to which they are entitled at law or in equity.

         IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                       WATSON PHARMACEUTICALS, INC.


                                       By: /s/ Allen Y. Chao
                                          ____________________________

                                       Title:   CEO
                                            ___________________________

                                       OPALACQ CO.


                                       By: /s/ Allen Y. Chao
                                            ____________________________

                                       Title:   President
                                             ___________________________



                                       OCLASSEN PHARMACEUTICALS, INC.


                                       By: /s/ Terry L. Johnson
                                            ____________________________

                                       Title:   President and CEO
                                             ___________________________

                                 FIRST AMENDMENT
                                       TO
                          AGREEMENT AND PLAN OF MERGER


         This First Amendment (the "Amendment") dated as of November 14, 1996 to the Agreement and Plan of Merger (the "Merger Agreement") dated as of September 25, 1996 among Watson Pharmaceuticals, Inc., a Nevada corporation ("Watson"), Opalacq Co., a Delaware corporation and the wholly-owned subsidiary of Watson ("Watson Sub"), and Oclassen Pharmaceuticals, Inc., a Delaware corporation (the "Company"), is entered into by and among Watson, Watson Sub and the Company.

                                    RECITALS

         A. Watson, Watson Sub and the Company have heretofore entered into the Merger Agreement providing for the merger of Watson Sub with and into the Company, with the Company surviving the Merger. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

         B. The Merger Agreement contemplates that Watson would prepare an Application for Permit and Request for Hearing pursuant to Sections 25121 and 25142 of the California Law in order to issue the shares of Watson Common Stock in the Merger in reliance on the exemption pursuant to Section 3(a)(10) of the Securities Act (the "Exemption") in lieu of registering such shares under the Securities Act.

         C. Watson, Watson Sub and the Company now wish to enter into this Amendment to amend certain sections of the Merger Agreement due to the uncertainty as to whether the Exemption will be applicable to the Merger and to make certain other amendments.

                                   AGREEMENTS

         NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. Status of Merger Agreement. Except as specifically set forth herein, the Merger Agreement shall remain in full force and effect and shall not be waived, modified, superseded or otherwise affected by this Amendment. This Amendment is not to be construed as a release, waiver or modification of any of the terms, conditions, representations, warranties, covenants, rights or remedies set forth in the Merger Agreement, except as specifically set forth herein.

         2. Amendments to the Merger Agreement.

         2.1 Section 1.6 of the Merger Agreement. Section 1.6 of the Merger Agreement is hereby amended by adding the following subsection at the end of such section:

                  "(k) Any portion of the property delivered to the Exchange Agent in accordance with this Section 1.6 that remains unclaimed by the Stockholders one year after the Effective Time shall be delivered to Watson. Any Stockholders who have not theretofore complied with this
         Section 1.6 shall thereafter look only to Watson for payment of their shares of Watson Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on the Watson Common Stock deliverable in respect of each share of the Company Common Stock or Preferred Stock such Stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon."

         2.2 Section 3.11 of the Merger Agreement. Section 3.11 of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

                  "3.11 Hearing Notice; Proxy Statement; Disclosure Documents. At the time the notice (the "Hearing Notice") of the hearing to be held by the California Commissioner of Corporations to consider the terms, conditions and fairness of the transactions contemplated hereby (the "Hearing") pursuant to Section 25142 of the Corporate Securities Law of 1968 of the State of California (the "California Law") shall be mailed to the Stockholders, and at the time the information statement to be delivered to the Stockholders in connection with the solicitation of written consents or the stockholder meeting of the Company to vote on the Merger and the other transactions contemplated hereby (the "California Proxy Statement") shall be delivered to the Stockholders, if ever, and at all times subsequent to such dates up to and including the date of the stockholder meeting and the Effective Time, if the California Proxy Statement is ever delivered to the Stockholders, such Hearing Notice, with respect to all information (other than information with respect to the Company furnished to Watson by the Company for inclusion therein, as to which no representation or warranty is hereby made) set forth therein, and such California Proxy Statement, with respect to information (including all financial data) set forth therein with respect to Watson or Watson Sub furnished to the Company by Watson or Watson Sub for inclusion therein, respectively, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements or information contained therein, in the light of the circumstances under which such statements are made, not misleading. If, as set forth in
         Section 5.7 hereof, the Proxy Statement/Prospectus included in the Form S-4 (as defined in Section 5.7 of this Agreement) or any amendment or supplement thereto (the "Federal Proxy Statement") is delivered to the Stockholders in connection with the approval of the transactions contemplated by this Agreement, such Federal Proxy Statement, including information incorporated therein by reference, at the time of mailing thereof and at the time of the meeting of Stockholders, or, in the case of the Form S-4 (as defined in Section 5.7 of this Agreement) and each amendment or supplement thereto, at the time it is filed or becomes effective under the Securities Act, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Watson in reliance upon and in conformity with written information concerning the Company furnished to Watson by the Company specifically for use in the Federal Proxy Statement."

         2.3 Section 3.12 of the Merger Agreement. Section 3.12 of the Merger Agreement is hereby amended by adding the words "If the California Proxy Statement is delivered to the Stockholders," at the beginning of such Section immediately after the heading of such Section.

         2.4 Section 4.37 of the Merger Agreement. Section 4.37 of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

                  "4.37 Information Supplied. At the time the Hearing Notice shall be mailed to the Stockholders, and at the time the California Proxy Statement shall be delivered to the Stockholders, if ever, and at all times subsequent to such dates up to and including the date of the stockholder meeting and the Effective Time, if such California Proxy Statement is ever mailed to the Stockholders, such Hearing Notice, with respect to information (including all financial data) set forth therein with respect to the Company furnished to Watson by the Company for inclusion therein, and such California Proxy Statement, with respect to all information (other than information with respect to Watson or Watson Sub furnished to the Company by Watson for inclusion therein, as to which no representation or warranty is hereby made) set forth therein, respectively, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements or information contained therein, in the light of the circumstances under which such statements are made, not misleading. If, as set forth in Section 5.7 hereof, the Federal Proxy Statement is delivered to the Stockholders in connection with the approval of the transactions contemplated by this Agreement, the information with respect to the Company supplied or to be supplied by the Company, or any of its officers, directors, representatives, agents or employees, for inclusion in the Federal Proxy Statement, at the time of mailing thereof and at the time of the meeting of Stockholders or, in the case of the Form S-4 and each amendment or supplement thereto, at the time it is filed or becomes effective under the Securities Act, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading."

         2.5 Section 5.7 of the Merger Agreement. Section 5.7 of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

                  "5.7 Fairness Hearing; Registration Statement. Pursuant to
         Section 25142 of the California Law, as soon as practicable after the date hereof, Watson and the Company shall submit an application for a permit (the "Exemption Permit") with the Commissioner of Corporations of the State of California to allow Watson to issue the shares of Watson

         Common Stock pursuant to the terms of this Agreement in compliance with
         Section 3(a)(10) of the Securities Act and the California Securities Laws. If Watson decides, in the exercise of its reasonable business judgement upon the advice of its counsel, that the receipt of the Exemption Permit will not allow Watson to issue the shares of Watson Common Stock pursuant to the terms of this Agreement in compliance with
         Section 3(a)(10) of the Securities Act, as soon thereafter as is reasonably practicable, Watson and the Company shall cooperate and promptly prepare and Watson shall file with the SEC a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the Watson Common Stock issuable in the Merger, a portion of which Registration Statement shall also serve as the Federal Proxy Statement. Watson will cause the Federal Proxy Statement and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder. Watson shall use all reasonable efforts, and the Company will cooperate with Watson, to have the Form S-4 declared effective by the SEC as promptly as practicable, unless Watson decides to withdraw the Form S-4 because subsequent events has led Watson to believe that the receipt of the Exemption Permit will allow Watson to issue the shares of Watson Common Stock pursuant to the terms of this Agreement in compliance with Section 3(a)(10) of the Securities Act. No amendment or supplement to the Federal Proxy Statement will be made by Watson or the Company without the approval of the other party. Watson will advise the Company, unless the Form S-4 has been withdrawn, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Watson Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Federal Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. The Federal Proxy Statement shall include the recommendation of the Board of Directors of the Company in favor of the Merger which shall not be changed unless the Board of Directors of the Company, upon receipt of advice from its outside counsel following receipt of a written proposal or offer for an acquisition, shall determine that failure so to change its recommendation would constitute a breach of the Board's fiduciary duty under applicable law. If the Form S-4 is filed with the SEC and not later withdrawn, the Company shall timely mail the Federal Proxy Statement to its Stockholders; provided, however, that such recommendation of the Board of Directors of the Company or solicitation of Stockholders is subject to any action (including any withdrawal or change of its recommendation) taken by, or upon authority of, the Board of Directors of the Company in the exercise of its good faith judgment as to its fiduciary duties to its stockholders imposed by law.

         2.6 Section 6.1(c) of the Merger Agreement. Section 6.1(c) of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

                  "(c) Either (i) the Commissioner of Corporations of the State of California shall have issued the Exemption Permit and Watson and the Company shall reasonably believe that Watson can issue shares of Watson Common Stock in accordance with the terms of this Agreement in compliance with Section 3(a)(10) of the Securities Act; or (ii) the Form S-4 shall have been declared effective by the SEC and shall be effective at the Effective Time, and no stop order suspending the effectiveness of the Form S-4 shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and, in each case, all necessary approvals under state securities laws relating to the issuance or trading of the Watson Common Stock to be issued to the Stockholders in connection with the Merger shall have been received."

         2.7 Section 8.2 of the Merger Agreement. Section 8.2 of the Merger Agreement is hereby amended by revising clause (ii) of the first sentence to read as follows:

                "(ii) if as of December 1, 1996, the Form S-4 shall not have been declared effective under the Securities Act or withdrawn, January 31, 1997."

         3. Representations and Warranties of Entities. Each of the Company, Watson and Watson Sub represents and warrants that its execution, delivery and performance of this Amendment has been duly authorized by all necessary corporate action and this Amendment is a legal, valid and binding obligation of such entity in accordance with its terms.

         4. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

         5. Governing Law. This Amendment shall be a contract made under and governed by the laws of the State of Delaware, without regard to conflict of laws principles.

         IN WITNESS WHEREOF, the parties have executed this Amendment and caused the same to be duly delivered on their behalf on the day and year first written above.

                                            WATSON PHARMACEUTICALS, INC.



                                            By: /s/ Allen Y. Chao
                                                -----------------------------
                                            Title: CEO
                                                   --------------------------



                                            OPALACQ CO.



                                            By: /s/ Allen Y. Chao
                                                -----------------------------
                                            Title: President
                                                   --------------------------



                                            OCLASSEN PHARMACEUTICALS, INC.



                                            By: Terry L. Johnson
                                                -----------------------------
                                            Title: President and CEO
                                                   --------------------------

                                SECOND AMENDMENT
                                       TO
                          AGREEMENT AND PLAN OF MERGER


        This Second Amendment (the "Amendment") dated as of December 31, 1996 to the Agreement and Plan of Merger (the "Merger Agreement") dated as of September 25, 1996 among Watson Pharmaceuticals, Inc., a Nevada corporation ("Watson"), Opalacq Co., a Delaware corporation and the wholly-owned subsidiary of Watson ("Watson Sub"), and Oclassen Pharmaceuticals, Inc., a Delaware corporation (the "Company"), is entered into by and among Watson, Watson Sub and the Company.

                                    RECITALS
                                    --------

        A. Watson, Watson Sub and the Company have heretofore entered into the Merger Agreement providing for the merger of Watson Sub with and into the Company, with the Company surviving the Merger. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

        B. The Merger Agreement contemplates that it may be terminated and the Merger may be abandoned by action of the Board of Directors of either Watson or the Company if the Merger shall not have been consummated on or prior to January 31, 1997.

                                   AGREEMENTS
                                   ----------

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

        1. Status of Merger Agreement. Except as specifically set forth herein, the Merger Agreement shall remain in full force and effect and shall not be waived, modified, superseded or otherwise affected by this Amendment. This Amendment is not to be construed as a release, waiver or modification of any of the terms, conditions, representations, warranties, covenants, rights or remedies set forth in the Merger Agreement, except as specifically set forth herein.

        2. Amendment to the Merger Agreement. Section 8.2(a) of the Merger Agreement is hereby deleted in its entirety and replaced by the following:

                "(a) the Merger shall not have been consummated on or prior to February 28, 1997; provided, however, that the right to terminate this Agreement under this Section 8.2(a) will not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;"

        3. Representations and Warranties of Entities. Each of the Company, Watson and Watson Sub represents and warrants that its execution, delivery and performance of this Amendment has been duly authorized by all necessary corporate action and this Amendment is a legal, valid and binding obligation of such entity in accordance with its terms.

        4. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

        5. Governing Law. This Amendment shall be a contract made under and governed by the laws of the State of Delaware, without regard to conflict of laws principles.

        IN WITNESS WHEREOF, the parties have executed this Amendment and caused the same to be duly delivered on their behalf on the day and year first written above.


                                        WATSON PHARMACEUTICALS, INC.


                                        By:  /s/  Allen Y. Chao
                                            -----------------------------
                                        Title:  Chief Executive Officer

                                        OPALACQ CO.


                                        By:  /s/  Allen Y. Chao
                                            -----------------------------
                                        Title:  President


                                        OCLASSEN PHARMACEUTICALS, INC.


                                        By:  /s/  Terry L. Johnson
                                            -----------------------------
                                        Title:  President and CEO

                                   APPENDIX B

                            CERTIFICATE OF AMENDMENT
                                       OF
                AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                         OCLASSEN PHARMACEUTICALS, INC.

         Oclassen Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

         FIRST. That the Board of Directors of said corporation, at a meeting duly convened and held, adopted the following resolution:

         RESOLVED: That the Board of Directors hereby declares it advisable and in the best interest of the corporation that Article FOURTH, paragraph
(D)5.(b)(i)(A) of the Amended and Restated Certificate of Incorporation be amended to read in its entirety as follows:

         "If traded on a securities exchange or the Nasdaq National Market, the value shall be deemed to be (i) the average of the closing prices of the securities on such exchange over the 30-day period ending three days prior to the closing, or (ii) with respect to Common Stock of Watson Pharmaceuticals, Inc. ("Watson Common Stock") issued in connection with the merger (the "Merger") of Opalacq, Co., a wholly owned subsidiary of Watson Pharmaceuticals, Inc. with and into the corporation, the average of the per share daily closing price of the Watson Common Stock as quoted on the Nasdaq National Market (and as reported by The Wall Street Journal or, if not reported thereby by another authoritative source) during the ten (10) consecutive trading days ending two trading days prior to the closing of the Merger, provided, however, that (A) if the average closing price is greater than $35.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock), for purposes of the Merger, the average closing price shall be deemed to be equal to $35.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock), and (B) if the average closing price is less than $27.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock), for purposes of the Merger, the average closing price shall be deemed to be equal to $27.00 (appropriately adjusted for any stock split, reverse stock split, stock dividend, reorganization, recapitalization or other like change with respect to the Watson Common Stock)."

         SECOND. That, at a meeting duly convened and held, said amendment has been consented to and authorized by the holders of a majority of the issued and outstanding shares of Common Stock and Preferred Stock of the corporation, voting together as a class; by the holders of a majority of the issued and outstanding shares of Series B Preferred Stock of the corporation, voting as a separate class; by the holders of a majority of the issued and outstanding Series C Preferred Stock of the corporation, voting as a separate class; and by the holders of a majority of the issued and outstanding Series D Preferred Stock and Series E Preferred Stock, voting together as a separate class.

         THIRD. That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Oclassen Pharmaceuticals, Inc. has caused this Certificate to be signed by Terry L. Johnson, its President, and Craig W. Johnson, its Secretary, this ___ day of ________________, 1996.


                                             OCLASSEN PHARMACEUTICALS, INC.


                                             ---------------------------
                                             Terry L. Johnson, President


                                             ---------------------------
                                             Craig W. Johnson, Secretary

                                   APPENDIX C

                      FAIRNESS OPINION OF FURMAN SELZ LLC


September 24, 1996

Board of Directors
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California  91720


Gentlemen:

                  We understand that Watson Pharmaceuticals, Inc. (the "Company"), Opalacq Co., a wholly-owned subsidiary of the Company ("Watson-Sub") and Oclassen Pharmaceuticals, Inc., propose to enter into an Agreement and Plan of Merger ("Agreement") substantially in the form of the draft dated September 16, 1996 which has been furnished to us (the "Agreement"), whereby, among other things, Watson-Sub will be merged with and into Oclassen, in a transaction (the "Merger") in which each share of Oclassen's common stock and preferred stock will be converted into the right to receive the consideration set forth in section 1.4 of the Agreement. The terms and conditions of the Merger are set forth in more detail in the Agreement.

                  You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the Company of the consideration to be paid in the Merger as calculated based upon the closing price of the Company's common stock on September 20, 1996 (the "Consideration").

                  In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

                     a.     a draft of the Agreement dated September 16, 1996;

                     b. Oclassen's audited financial statements for the years ended December 31, 1993, 1994, and 1995, and on an unaudited basis, the six month periods ending June 30, 1995 and 1996, respectively;

                     c. the Company's 1995 Annual Report, the Company's Form 10-K for the year ended December 31, 1995 and the Company's Form 10-Q for the quarter ended June 30, 1996;

[FURMAN SELZ LOGO]


                     d. the trading history of the Company's common stock from September 1995 through September 1996 and a comparison of that trading history with those of other companies that we deemed relevant;

                     e. certain other publicly available information concerning the Company and Oclassen;

                     f. certain internal information relating to Oclassen, including (i) financial forecasts and projections provided by Oclassen;

                     g. certain internal information relating to the Company, including financial forecasts and projections provided by the Company;

                     h. the results of operations of the Company and Oclassen and compared such results of operations with those of certain companies which we deemed to be reasonably similar to the Company and Oclassen, respectively;

                     i. certain publicly available information concerning other companies engaged in businesses which we believe to be comparable to the Company and Oclassen and the trading markets for certain such companies' securities; and

                     j. the financial terms of certain mergers, acquisitions and other transactions which we believe to be relevant.

                  We have also met with certain current officers, employees and representatives (including counsel and independent auditors) of the Company and Oclassen, respectively, concerning the business and operations, assets, present condition and future prospects of Oclassen and undertaken such other studies, analyses and investigations as we deemed appropriate. We have further held discussions with senior management of the Company concerning an analysis of the strategic and operating benefits anticipated from the Merger.

                  In arriving at our opinion, we have not visited or conducted a physical inspection of the properties and facilities of Oclassen except for its executive offices, nor have we made, obtained or assumed any responsibility

[FURMAN SELZ LOGO]


for any independent evaluation or appraisal of any such properties and facilities or of the assets and liabilities (contingent or otherwise) of the Company or Oclassen. We have assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by us in arriving at our opinion and have not attempted independently to verify, or undertaken any obligation to verify, such information. With your consent, we have assumed that the respective forecasts and projections of the Company and Oclassen supplied to us represent the best currently available estimates and judgment of the respective managements of the Company and Oclassen as to the expected future financial condition and results of operations of the Company and Oclassen, and have assumed that such forecasts and projections have been reasonably prepared based on such currently available estimates and judgment. We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based. We also assumed that the transactions described in the Agreement would be consummated on the terms set forth therein, without waiver of any such terms. We further have assumed the Merger will qualify as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended, and that for accounting purposes, the Merger is intended to be accounted for as a pooling-of-interests.

                  We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof. Subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

                  This letter and our opinion as expressed herein are for the benefit and use of the Board of Directors of the Company in its consideration of the Merger. This letter does not constitute a recommendation of the Merger over any other alternative transactions which may be available to the Company and does not address the underlying business decision of the Board of Directors of the Company to proceed with or effect the Merger. In addition, in rendering this opinion, we do not express any view as to the prices at which the Company's securities may trade prior to or following the Merger. This letter does not constitute a recommendation by our firm to any stockholder to vote in favor of the Merger. This letter and the contents hereof may not be published, disseminated, referred to, summarized, described or otherwise used, nor shall any public reference to Furman Selz LLC be made, without our prior written consent.

                  As you are aware, we will receive a fee for our services to the Board of Directors of the Company in connection with rendering this

[FURMAN SELZ LOGO]


opinion. As you are further aware, we have previously provided investment advisory and other services to the Company in the past for which we received customary fees, and may in the future perform similar services. In the ordinary course of our business, we may actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.


                  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid is fair, from a financial point of view, to the Company.

                                           Very truly yours,



                                           FURMAN SELZ LLC

                                   APPENDIX D

                      FAIRNESS OPINION OF LEHMAN BROTHERS

                                                             September 25, 1996

Board of Directors
Oclassen Pharmaceuticals, Inc.
100 Pelican Way
San Rafael, California 94901

Members of the Board:

          We understand that Oclassen Pharmaceuticals, Inc. (the "Company"), Watson Pharmaceuticals, Inc. ("Watson") and Opalacq Co., a newly formed, wholly owned subsidiary of Watson ("MergerSub") intend to enter into an Agreement and Plan of Merger on September 25, 1996 (the "Agreement") pursuant to which MergerSub will be merged with and into the Company and Watson will issue or reserve for issuance shares of common stock valued at $135 million for all of the shares of capital stock and outstanding options of Oclassen (the "Proposed Transaction"). The number of shares of common stock of Watson to be issued is subject to a collar of $27.00 to $35.00 per share, with no walk-away or renegotiation price. The Agreement further provides that the outstanding stock options to purchase Company common stock, whether or not exercisable, will be automatically converted into options to purchase Watson common stock. Furthermore, the outstanding warrants to purchase Company Series B Preferred Stock will expire or terminate unless exercised prior to or at the close of the Proposed Transaction. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

         We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

         In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) such publicly available information concerning Watson that we believe to be relevant to our analysis,
(3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including without limitation certain projections prepared by management of the Company, (4) financial and operating information with respect to the business, operations and prospects of Watson furnished to us by Watson, including without limitation certain projections prepared by management of Watson, (5) a three-year trading history of Watson's common stock and a comparison of that trading history with those of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (7) a comparison of the historical financial results and present financial condition of Watson with those of other companies that we deemed relevant, (8) third party research analysts' quarterly and annual earnings estimates and recommendations for Watson, (9) the potential pro forma financial effects of the Proposed Transaction, and (10) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the managements of the Company and Watson concerning their respective businesses, operations, assets, financial conditions and prospects and the operating synergies and strategic benefits expected to result from a combination of the businesses of the Company and Watson and have undertaken such other studies, analyses and investigations as we deemed appropriate.


         In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and we have relied upon such projections in arriving at our opinion. With respect to the financial forecasts of Watson, we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Watson as to the future financial performance of Watson and that Watson will perform substantially in accordance with such forecasts. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Watson and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Watson. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. However, in arriving at our opinion, we have considered the proposals received by the Company from investment banking firms regarding a theoretical public market valuation of the Company in connection with an initial public offering. Upon advice of the Company and its legal and accounting advisors, we have assumed that the Proposed Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and therefore as a tax-free transaction to the stockholders of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

          Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.


         We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we may actively trade in the equity securities of Watson for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

                                 Very truly yours,

                                 LEHMAN BROTHERS

                                    APPENDIX E

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW


         SECTION 262     APPRAISAL RIGHTS.

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to
Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsection (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251,252, 254, 257, 258, 263 or 264 of this title:

                  (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in 1 subsections (f) or (g) of Section 251 of this title.

                  (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251,252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                           a. Shares of stock of the corporation surviving or
resulting from such merger or consolidation, or depository receipts in respect thereof;

                           b. Shares of stock of any other corporation, or
depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                           c. Cash in lieu of fractional shares or fractional
depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                           d. Any combination of the shares of stock, depository
receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

         (d)      Appraisal rights shall be perfected as follows:

                  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                  (2) If the merger or consolidation was approved pursuant to Sections 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder who's name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

         (i) The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall also be made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The cost of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                   APPENDIX F

       TEXT OF PERMIT ISSUED BY THE CALIFORNIA CORPORATIONS COMMISSIONER


                                                             File No. 506-0801

Applicant: WATSON PHARMACEUTICALS, INC.

                       CERTIFICATE OF ISSUANCE OF PERMIT

        I, KEITH PAUL BISHOP, Commissioner of Corporations, hereby certify:

        1. By application filed October 7, 1996, applicant seeks qualification for the offer and sale of securities under section 25121 of the Corporate Securities Law of 1968, as amended.

        2. The terms and conditions of the proposed offer and sale of securities are described in that application and the Notice of Hearing executed on October 11, 1996.

        3. At applicant's request and upon due notice to all persons to whom it is proposed to issue such securities, a hearing was held on November 8, 1996, before the Department of Corporations, upon the fairness of the terms and conditions of such offer and sale of securities. All proposed issuees had the right to appear.

        4. The terms and conditions are fair and are approved. Qualification by permit for the offer and sale of such securities is effective the date hereof.


Dated:  San Francisco, California
        November 8, 1996

                        KEITH PAUL BISHOP
                        Commissioner of Corporations



                        By /s/ NATHANIEL I. WEINER
                           --------------------------
                           NATHANIEL I. WEINER
                           Senior Corporations Counsel

                                                        File No. 506-0801


                                     PERMIT

                         THIS PERMIT IS PERMISSIVE ONLY
                    AND DOES NOT CONSTITUTE A RECOMMENDATION
            OR ENDORSEMENT OF THE SECURITIES PERMITTED TO BE ISSUED


Issuer:  WATSON PHARMACEUTICALS, INC.


is hereby qualified to offer, sell and issue the securities described in its application filed on October 7, 1996, and any amendments and supplements thereto to the date hereof, to the persons described in said application, for the considerations, uses and purposes, and in the manner set forth in said application. This qualification is effective for 12 months from the date hereof.

Dated: San Francisco, California
       Nov. 8, 1996

                               KEITH PAUL BISHOP
                               Commissioner of Corporations


                               By  /s/ Nathaniel I. Weiner
                                   ----------------------------
                                   Nathaniel I. Weiner
                                   Senior Corporations Counsel

                                     PART II

ITEM 20.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada Revised Statutes authorizes a corporation, under certain circumstances, to indemnify its directors and officers (including reimbursement for expenses incurred). The Registrant has provided for indemnification to the fullest extent permitted by the provisions of the Nevada statute in its Articles of Incorporation and Bylaws.

          The Registrant maintains a directors' and officers' liability insurance policy that, subject to the terms and conditions of the policy, insures the directors and officers of the Registrant against losses up to $20,000,000 in the aggregate (subject to a $250,000 retention per loss) arising from any wrongful act (as defined by the policy) in his or her capacity as a director or officer. The policy reimburses the Registrant for amounts which lawfully indemnifies the Registrant or as required or permitted by law to indemnify its directors and officers.

ITEM 21.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a.       Exhibits

         2.1 Agreement and Plan of Merger among the Registrant, Opalacq Co. and Oclassen Pharmaceuticals, Inc. dated as of September 25, 1996, as amended effective November 14, 1996 and as amended effective December 31, 1996 (incorporated by reference to Appendix A to the Proxy Statement/Prospectus which is part of this Registration Statement)

         3(i) Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to 33-46229)

         3(ii) Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.2 to 33-46229)

         4.1 Articles of Incorporation and Bylaws as amended, of the Registrant (included in Exhibits 3(i) and 3(ii))

        *5.1 Opinion of D'Ancona & Pflaum as to the legality of the securities being registered


        *5.2      Opinion of Kummer Kaempfer Bonner & Renshaw

        *8.1 Form of Opinion of D'Ancona & Pflaum regarding certain tax matters related to the transaction

        *8.2 Form of Opinion of Venture Law Group, A Professional Corporation, regarding certain tax matters related to the transaction


        *10.1 Form of Employment Agreement between Oclassen Pharmaceuticals, Inc., the Registrant and Glenn A. Oclassen

        *10.2 Form of Employment Agreement between Oclassen Pharmaceuticals, Inc., the Registrant and Terry L. Johnson

        *10.3 Form of Employment Agreement between Oclassen Pharmaceuticals, Inc., the Registrant and Anthony A. DiTonno


         11.1     Historical and Pro Forma Earnings Per Share


         23.1     Consent of Price Waterhouse LLP

         23.2     Consent of Arthur Andersen LLP

         23.3     Consent of Coopers & Lybrand L.L.P.

         23.4     Consent of Deloitte & Touche LLP

         23.5 Consent of Venture Law Group, A Professional Corporation (contained in Exhibit 8.2)

         23.6     Consent of D'Ancona & Pflaum (contained in Exhibits 5.1 and
                  8.1)

        *23.7     Consent of Furman Selz LLC

        *23.8     Consent of Lehman Brothers Inc.


        *23.9     Consent of Kummer Kaempfer Bonner & Renshaw


        *24.1     Powers of attorney

        *99.1     Oclassen Pharmaceuticals, Inc. Proxy Card
        -------------
        * Previously filed

b.       Financial Statement Schedules

ITEM 22.  UNDERTAKINGS


a.     The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes to deliver or to cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.


(c)     (1)       The undersigned registrant hereby undertakes as follows:
                  that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule
                  145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

e. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.


f. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

g. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant thereof in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Corona, State of California, on the 5th day of February, 1997.


                                               WATSON PHARMACEUTICALS, INC.
                                               (Registrant)

                                      By:  /s/ Allen Chao, Ph.D.
                                           -------------------------------------
                                              Allen Chao, Ph.D.
                                              Chairman and Chief Executive
                                              Officer (Principal Executive and
                                              Financial Officer)



Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed on February 5, 1997 by the following persons in the capacities indicated:



Signatures                          Titles                           Date
----------                          ------                           ----
/s/ Allen Chao, Ph.D.
__________________________    Chairman and Chief             February 5, 1997
Allen Chao, Ph.D.             Executive Officer
                              (Principal Executive and
                              Financial officer)

           *
__________________________    President and Director         February 5, 1997
Melvin Sharoky, M.D.

           *
__________________________    Vice President-Corporate       February 5, 1997
Chato Abad                    Controller (Principal
                              Accounting Officer)

           *
__________________________    Secretary and Director         February 5, 1997
Michel J. Feldman


           *
_________________________     Director                       February 5, 1997
Alec D. Keith, Ph.D.


           *
__________________________    Director                       February 5, 1997
Albert F. Hummel

             *
__________________________    Director                       February 5, 1997
Michael Fedida

             *
__________________________    Director                       February 5, 1997
Ronald R. Taylor


*By: /s/ Allen Chao
    ______________________
    Allen Chao, Ph.D.
    Attorney-in-fact


                                 EXHIBIT INDEX

         2.1 Agreement and Plan of Merger among the Registrant, Opalacq Co. and Oclassen Pharmaceuticals, Inc. dated as of September 25, 1996, as amended effective November 14, 1996 and as amended effective December 31, 1996 (incorporated by reference to Appendix A to the Proxy Statement/Prospectus which is part of this Registration Statement)

         3(i) Articles of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to 33-46229)

         3(ii) Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.2 to 33-46229)

         4.1 Articles of Incorporation and Bylaws as amended, of the Registrant (included in Exhibits 3(i) and 3(ii))

        *5.1 Opinion of D'Ancona & Pflaum as to the legality of the securities being registered


        *5.2      Opinion of Kummer Kaempfer Bonner & Renshaw

        *8.1 Form of Opinion of D'Ancona & Pflaum regarding certain tax matters related to the transaction

        *8.2 Form of Opinion of Venture Law Group, A Professional Corporation, regarding certain tax matters related to the transaction


        *10.1 Form of Employment Agreement between Oclassen Pharmaceuticals, Inc., the Registrant and Glenn A. Oclassen

        *10.2 Form of Employment Agreement between Oclassen Pharmaceuticals, Inc., the Registrant and Terry L. Johnson

        *10.3 Form of Employment Agreement between Oclassen Pharmaceuticals, Inc., the Registrant and Anthony A. DiTonno


         11.1     Historical and Pro Forma Earnings Per Share


         23.1     Consent of Price Waterhouse LLP

         23.2     Consent of Arthur Andersen LLP

         23.3     Consent of Coopers & Lybrand L.L.P.

         23.4     Consent of Deloitte & Touche LLP

         23.5 Consent of Venture Law Group, A Professional Corporation (contained in Exhibit 8.2)

         23.6     Consent of D'Ancona & Pflaum (contained in Exhibits 5.1 and
                  8.1)

        *23.7    Consent of Furman Setz LLC

        *23.8    Consent of Lehman Brothers Inc.


        *23.9    Consent of Kummer Kaempfer Bonner & Renshaw


        *24.1     Powers of attorney

        *99.1     Oclassen Pharmaceuticals, Inc. Proxy Card
        -------------
        * Previously filed